

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd June, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Report and Accounts for the Financial Year ended 31st March, 2010

In terms of the Listing Agreement, we enclose six copies of the Report and Accounts of the Company for the financial year ended 31st March, 2010 together with the Notice convening the Ninety-Ninth Annual General Meeting of the Company on Friday, 23rd July, 2010.

In this connection, we would draw your attention to page 76 of the Report and Accounts which carries the Certificate dated 21st May, 2010 from M/s. Deloitte Haskins & Sells, Statutory Auditors, confirming compliance by the Company with Conditions of Corporate Governance under Clause 49 of the Listing Agreement.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President
& Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission - One copy of the Report and Accounts is enclosed.
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg - One copy of the Report and Accounts is enclosed.
11 Avenue de la Porte – Neuve
L-2227 Luxembourg.


100 Inspiring Years
1910-2010

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Ninth Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 23rd day of July, 2010, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2010, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.

2. To declare dividend for the financial year ended 31st March, 2010.

3. To elect Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. Deloitte Haskins & Sells, Chartered Accountants (Registration No. 302009E), be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 135,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Anil Baijal be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Shilabhadra Banerjee be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Angara Venkata Girija Kumar be and is hereby appointed a Director of the Company, liable to retire by rotation, for a period of five years from the date of this Meeting, or till such earlier date upon withdrawal by the recommending Institution or to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the appointment of Mr. Kurush Noshir Grant as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years with effect from 20th March, 2010, or till such earlier date to conform with the policy on retirement as may be determined by the Board of Directors of the Company and / or by any applicable statutes, rules, regulations or guidelines, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the appointment of Mr. Anup Singh as a Wholetime Director of the Company with effect from 22nd March, 2010 upto the date of this Meeting, on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

10. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

    "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st April, 2010, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

11. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

    "Resolved that the Share Capital of the Company be increased from Rs. 500,00,00,000/- (Rupees Five Hundred Crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each to Rs.1000,00,00,000/- (Rupees One Thousand Crores) divided into 1000,00,00,000 (One Thousand Crores) Ordinary Shares of Re. 1/- (Rupee One) each by creation of further 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re. 1/- (Rupee One) each."

12. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

    "Resolved that the Articles of Association of the Company be amended by the deletion of the existing Article 4 and by the substitution therefor the following –

    '4. The Share Capital of the Company as from 23rd July, 2010 is Rs. 1000,00,00,000/- divided into 1000,00,00,000 Ordinary Shares of Re. 1/- each.' "

13. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

    "Resolved:

    (a) that in accordance with the applicable provisions of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ('the Regulations'), including any amendment of the Act and / or the Regulations or re-enactment of the Act, and the enabling provisions of the Articles of Association of the Company and subject to such approval(s) as may be necessary from any authority, consent be and is hereby accorded to the Board of Directors of the Company ('the Board', which term shall be deemed to include any Committee thereof) for capitalisation of a sum not exceeding Rs. 392,64,64,400/- (Rupees Three Hundred Ninety Two Crores Sixty Four Lakhs Sixty Four Thousand and Four Hundred) from the Securities Premium Account for the purpose of issue of Bonus Shares of Re. 1/- (Rupee One) each, credited as fully paid-up Ordinary Shares to the holders of the Ordinary Shares of the Company as on the 'Record Date' to be determined by the Board for the purpose, in the proportion of 1 (One) Bonus Share of Re. 1/- each for every existing 1 (One) fully paid-up Ordinary Share of Re. 1/- each held by them and that the Bonus Shares so distributed shall, for all purposes, be treated as an increase in the nominal amount in the Share Capital of the Company held by each such Member, and not as income;

(b) that the Bonus Shares so allotted shall rank pari passu in all respects with the fully paid-up Ordinary Shares of the Company as existing on the Record Date, save and except that they shall not be entitled to any dividend in respect of any financial year up to and including 31st March, 2010;

(c) that the Bonus Shares so allotted shall be subject to the terms and conditions contained in the Memorandum and Articles of Association of the Company;

(d) that no letter of allotment shall be issued in respect of the Bonus Shares but in the case of Members who hold Ordinary Shares (or opt to receive the Bonus Shares) in dematerialised form, the Bonus Shares shall be credited to the respective beneficiary accounts of the Members with their respective Depository Participants and in the case of Members who hold Ordinary Shares in certificate form, the share certificates in respect of the Bonus Shares shall be despatched, within the prescribed time limit;

(e) that the Board be and is hereby authorised to take necessary steps for listing of such Bonus Shares on the Stock Exchanges where the Ordinary Shares of the Company are listed in terms of the Listing Agreement and other applicable guidelines, rules or regulations;

(f) that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things and give such directions as may be necessary or expedient, and to settle any question, difficulty or doubt that may arise in this regard as the Board in its absolute discretion may deem fit or desirable and its decision shall be final and binding."

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

"Resolved that, in accordance with Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 ('the Act'), the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'), including any amendment of the Act and / or the Guidelines or re-enactment of the Act, and the provisions of the Articles of Association of the Company, and subject to such approval(s) as may be necessary from any authority, the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee) be and is hereby authorised to grant, offer and issue to such present and future permanent employees and Directors of the Company (collectively referred to as 'the employees'), as may be decided by the Board, Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an Employee Stock Option Scheme ('the Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as enhanced consequent upon capitalisation of reserves for the purpose of issue of Bonus Shares, as proposed in the Resolution under Item No. 13 of the Notice convening this Meeting and duly passed at this Meeting, i.e. not exceeding 39,26,46,440 Ordinary Shares of Re. 1/- each (such number of Shares to be appropriately adjusted for any subsequent bonus, consolidation or other re-organisation of the capital structure of the Company), at such price, in such manner, during such period, in one or more tranches, as set out in the Explanatory Statement annexed to the Notice convening this Meeting, and on such other terms and conditions as the Board may decide;

And Further that the Board be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required from time to time in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall rank pari passu with the then existing Ordinary Shares of the Company;

And Further that, for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to evolve, decide upon and bring into effect the Scheme and make any modifications, variations or revisions thereto or to suspend, withdraw, terminate or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable, and to settle all questions, difficulties or doubts that may arise, without the Board being required to seek any further consent / approval of the Members."

15. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

    "Resolved that the benefits of the Employee Stock Option Scheme as proposed in the Resolution under Item No. 14 of the Notice convening this Meeting and duly passed at this Meeting, be extended to such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee)."

The Register of Members of the Company remains closed from Friday, 11th June, 2010 to Friday, 18th June, 2010, both days inclusive, for the purpose of dividend, notice in respect of which was published in newspapers pursuant to Section 154 of the Companies Act, 1956 ('the Act'). Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 10th June, 2010, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 26th July, 2010 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 18th June, 2010, or to their mandatees, subject however to the provisions of Section 206A of the Act. In respect of dematerialised shares, the dividend will be paid on the basis of beneficial ownership as on 10th June, 2010, as per details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 18th June, 2010.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

100 Inspiring Years
1910-2010

NOTES:

(i) **A Member entitled to attend and vote at the Annual General Meeting ('AGM') may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the AGM i.e. by 10.30 a.m. on 21st July, 2010.

(ii) Corporate Members are required to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the AGM.

(iii) Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, relating to the Special Business to be transacted at this AGM, is annexed.

(iv) In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Dinesh Kumar Mehrotra, Mr. Sunil Behari Mathur and Mr. Pillappakkam Bahukutumbi Ramanujam will retire by rotation at this AGM and, being eligible, offer themselves for re-election. Mr. Mehrotra does not hold any share in the Company. Mr. Mathur and Mr. Ramanujam hold singly / jointly 30,500 shares and 10,000 shares in the Company, respectively.

(v) Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for appointment at this AGM is appearing in the Report and Accounts.

(vi) Members are requested to bring their admission slips alongwith copy of the Report and Accounts to the AGM.

(vii) Members are advised that bank details as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form, respectively, will be printed on their dividend warrant(s) as a measure of protection against fraudulent encashment.

(viii) Unclaimed / unpaid dividend for the financial year ended 31st March, 2003 will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') on 30th August, 2010, pursuant to the provisions of Section 205A of the Companies Act, 1956.

Members should write to ISC if their dividend warrants for the financial year ended 31st March, 2003, or any subsequent financial year(s), have not been encashed. In respect of dividend for the financial year ended 31st March, 2003, it will not be possible to entertain any requests received by ISC after 27th August, 2010.

In terms of the provisions of Section 205C of the Companies Act, 1956, no claim shall lie with respect to unclaimed dividend once it is transferred by the Company to IEPF.

(ix) Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-

a) any change in their address / mandate / bank details,

b) particulars of their bank account, in case the same have not been furnished earlier, and

c) share certificates held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

(x) Members who hold shares in the certificate form and wish to make any nomination / change nomination made earlier in respect of their shareholding in the Company may submit to ISC the prescribed Form 2B. The Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

(xi) The Profit and Loss Account for the financial year ended 31st March, 2010, the Balance Sheet as at that date, the Auditors' Report, the Directors' Report and all other documents annexed or attached to the Balance Sheet, are available for inspection by the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to this AGM.

(xii) Members who wish to obtain information on the Company or view the Accounts for the financial year ended 31st March, 2010, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the AGM to the Executive Vice President & Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Ninth Annual General Meeting to be held on Friday, 23rd July, 2010.

Item Nos. 5, 6 & 7

Mr. Anil Baijal was appointed by the Board of Directors of your Company ('the Board') at its meeting held on 22nd January, 2010 as Additional Non-Executive Director of the Company. Mr. Shilabhadra Banerjee was also appointed by the Board at the aforesaid meeting as Additional Non-Executive Director of the Company with effect from 4th February, 2010, as representative of the Specified Undertaking of the Unit Trust of India. Mr. Angara Venkata Girija Kumar was appointed by the Board at its meeting held on 19th March, 2010 as Additional Non-Executive Director of the Company, as representative of the General Insurers' (Public Sector) Association of India. These appointments were made by the Board in terms of Section 260 of the Companies Act, 1956 ('the Act').

Messrs. Baijal, Banerjee and Girija Kumar vacate their office at this Annual General Meeting. The Board at its meeting held on 21st May, 2010 recommended for the approval of the Members, the appointment of Messrs. Baijal, Banerjee and Girija Kumar as Non-Executive Directors of the Company as set out in the respective Resolutions relating to their appointment.

Notices under Section 257 of the Act have been received from Members proposing the appointment of Messrs. Baijal, Banerjee and Girija Kumar as Directors of the Company. Requisite consents, pursuant to Section 264(1) of the Act, have been filed by Messrs. Baijal, Banerjee and Girija Kumar to act as Directors, if appointed. Messrs. Baijal, Banerjee and Girija Kumar do not hold any share in the Company.

Messrs. Baijal, Banerjee and Girija Kumar are interested individually in the Resolutions relating to their respective appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item Nos. 8 & 9

The Board of Directors of your Company ('the Board') at its meeting held on 19th March, 2010 approved, on the recommendations of the Nominations Committee and the Compensation Committee, the appointment of Mr. Kurush Noshir Grant and Mr. Anup Singh as Additional Wholetime Directors of the Company as set out in the respective Resolutions relating to their appointment, on the following remuneration, subject to the approval of the Members:-

Name	Consolidated Salary per month	Performance Bonus
Mr. K. N. Grant	Rs. 4,00,000/-	Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. A. Singh	Rs. 9,00,000/-	

Perquisites – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Grant and Mr. Singh shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 10,00,000/- per annum for Mr. Grant and Rs. 3,50,000/- for Mr. Singh for the period of his appointment, for the purposes of which limit perquisites shall be valued as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites shall be valued at actual cost. However, the following shall not be included in the aforesaid perquisite limits:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall be within the limits prescribed under the Companies Act, 1956 ('the Act') or any amendment or re-enactment thereof.

Notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Grant as Director of the Company. Requisite consent, pursuant to Section 264(1) of the Act, has been filed by Mr. Grant to act as Director, if appointed.

Mr. Grant and Mr. Singh are interested individually in the Resolutions relating to their respective appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item No. 10

The Board of Directors of your Company ('the Board') at its meeting held on 18th June, 2010 approved, on the recommendation of the Compensation Committee, the following modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company, with effect from 1st April, 2010, subject to the approval of the Members:-

Wholetime Directors	Consolidated Salary per month
Mr. Y. C. Deveshwar (Chairman)	Rs. 26,00,000/-
Mr. A. Singh	Rs. 11,70,000/-
Mr. K. Vaidyanath	Rs. 10,10,000/-
Mr. K. N. Grant	Rs. 5,20,000/-

All other existing terms of remuneration of the Wholetime Directors, including performance bonus and perquisites, as approved by the Members in respect of Mr. Deveshwar and Mr. Vaidyanath, and as proposed in the Resolutions under Item Nos. 8 & 9 in respect of Mr. Grant and Mr. Singh, respectively, remain unchanged.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

This should be considered also as an abstract of the terms of variation in the remuneration of the aforesaid Wholetime Directors and a memorandum as to the nature of the concern or interest of the Directors in the said variation, as required under Section 302 of the Companies Act, 1956.

Item No. 11

It is considered desirable that the Share Capital of your Company be enlarged commensurate with the nature and size of your Company including the need to issue further Shares to give effect to the recommendation of Bonus Shares as proposed in the Resolution under Item No.13.

Article 48 of the Articles of Association of the Company read with Section 94 of the Companies Act, 1956 permits your Company to increase its Share Capital by Ordinary Resolution.

None of the Directors of your Company is interested in this Resolution.

The Board of Directors of your Company recommends this Resolution for your approval.

Item No. 12

The existing Article 4 of the Articles of Association of the Company specifies the present Share Capital of your Company. As the authorised Share Capital is proposed to be increased in terms of the Resolution under Item No. 11, substitution of the existing Article 4 is considered necessary in order that the increased Share Capital is reflected in the Articles of Association of your Company.

A copy of the Memorandum and Articles of Association of the Company will be available for inspection by the Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to the date of this Annual General Meeting.

None of the Directors of your Company is interested in this Special Resolution.

The Board of Directors of your Company recommends this Special Resolution for your approval.

Item No. 13

The Board of Directors of your Company have pleasure in proposing issue of Shares by way of bonus by increasing the issued, subscribed and paid-up Share Capital of the Company to a sum not exceeding Rs. 785,29,28,800/- after capitalising a sum not exceeding Rs. 392,64,64,400/- from the Securities Premium Account as per the Audited Accounts of the Company for the financial year ended 31st March, 2010 and the same is proposed to be applied in paying up in full not exceeding 392,64,64,400 Ordinary Shares of Re. 1/- each.

The amount to be capitalised under this Item includes the amount necessary for issue of Bonus Shares upon exercise up to a maximum of 1,08,28,761 Options by the Optionees in accordance with the Employee Stock Option Schemes of the Company ('the Schemes') as vested or would vest prior to the Record Date to be determined by the Board of Directors of your Company ('the Board', which term shall be deemed to include any Committee thereof) for the purpose of issue of Bonus Shares, and shall stand reduced to the extent such Options are not exercised prior to the Record Date.

Consequent upon issue of Bonus Shares, in accordance with the provisions of the Schemes read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, appropriate adjustments will be made in respect of Options remaining unexercised, whether vested or not, on the Record Date with respect to the number of Options and the Exercise Price.

The fully paid-up Bonus Shares shall be distributed to the Members of your Company whose names shall appear on its Register of Members in respect of shares held in the physical form, and whose names shall appear as beneficial owners as per details to be furnished by the Depositories in respect of shares held in the dematerialised form, as on the Record Date, in the proportion of 1 Bonus Share of Re. 1/- each for every existing 1 Ordinary Share of Re. 1/- each held by them respectively on the Record Date.

The Directors of your Company are interested in this Resolution to the extent of their respective holdings of shares and / or Options in the Company.

The Board of Directors of your Company recommends this Resolution for your approval.

Item Nos. 14 & 15

Grant of Stock Options has aligned the interest of employees with those of shareholders by creating a common sense of purpose towards enhancing shareholder value and has also served to attract and retain talent which is absolutely essential for the survival and growth of the Company in an environment that increasingly demands global competitiveness.

It may be recalled that 5 per cent of the issued and subscribed Share Capital of the Company as on specified dates were approved by the Members in 2001 and 2007 for the purpose of grant of Stock Options under Employee Stock Option Schemes of the Company. Options granted so far have substantially exhausted such limits.

Consequently, the Board of Directors of your Company at its meeting held on 21st May, 2010 decided to seek a fresh limit of 5 per cent of the issued and subscribed Share Capital for grant of Options under a new Employee Stock Option Scheme namely, 'ITC Employee Stock Option Scheme – 2010' ('the Scheme'), to be formulated in accordance with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'). The Scheme will be applicable for the employees of the Company and its Directors, and also for the employees including Managing / Wholetime Directors of subsidiary companies of the Company ('the employees') as may be determined by the Board of Directors ('the Board', which term shall be deemed to include the Compensation Committee or any other Board Committee). The salient features of the Scheme are provided below:-

(a) **Options to be granted**

Options to be granted under the Scheme shall not result in issue of Ordinary Shares exceeding 5 per cent of the issued and subscribed Share Capital of the Company as enhanced consequent upon capitalisation of reserves for the purpose of issue of Bonus Shares as proposed in the Resolution under Item No. 13, i.e. 39,26,46,440 Ordinary Shares of Re. 1/- each (to be appropriately adjusted for any subsequent bonus, consolidation or other re-organisation of the capital structure of the Company).

Options lapsing for any reason whatsoever shall be available for subsequent grant(s) under the Scheme.

Each Option represents the right to purchase / subscribe to 10 Ordinary Shares of Re. 1/- each.

(b) **Employees entitled to participate**

(i) Such present and future permanent employees including Directors of the Company, as may be determined by the Board, and

(ii) Such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies, as may be determined by the Board.

Options granted to an employee shall not be transferable and cannot be pledged, hypothecated, mortgaged or otherwise alienated in any manner whatsoever.

(c) **Requirement of Vesting and Period of Vesting**

Vesting to commence after a period of 1 year from the date of grant of Options and may extend up to 3 years from the date of grant. Vesting may occur in one or more tranches, subject to the terms and conditions of vesting, as may be determined by the Board.

(d) **Exercise Price or Pricing Formula**

The Exercise Price will not be lower than the closing price of the Company's Share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or the average price of the Company's Share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Guidelines, as may be determined by the Board.

(e) **Exercise Period and Process of Exercise**

The Exercise Period shall commence from the date of vesting and will expire not later than 5 years from the respective date(s) of vesting of Options.

The Options will be exercisable by employees by making application(s) to the Company in such manner as may be prescribed under the Scheme.

Options will lapse if not exercised within the Exercise Period.

(f) **Appraisal Process for determining eligibility of employees**

The appraisal process for determining the eligibility of employees and the quantum of Options to be issued to them will include the level / grade of the employee, Company & employee performance and such other criteria as may be determined by the Board. The Board will have the absolute discretion to determine the eligibility of an employee for grant of Options under the Scheme and the quantum of Options to be granted.

(g) **Maximum number of Options per employee and in aggregate**

The number of Options to be issued to an employee under the Scheme would be determined by the Board. However, no single employee shall be granted in any financial year, Options which result in issue of Ordinary Shares exceeding 0.1 per cent of the issued and subscribed Share Capital of the Company as enhanced consequent upon capitalisation of reserves for the purpose of issue of Bonus Shares as may be approved by the Members at this Annual General Meeting ('AGM'), i.e. 78,52,928 Ordinary Shares of Re.1/- each (such number of Shares to be appropriately adjusted for any subsequent bonus, consolidation or other re-organisation of the capital structure of the Company). The aggregate number of Options that can be granted under the Scheme shall not result in issue of Ordinary Shares exceeding 5 per cent of the issued and subscribed Share Capital of the Company as stated under (a) above.

The approval accorded by the Members at the AGM held on 29th July, 2005, read with the Scheme, will apply with respect to grant of Options to the Non-Executive Directors and exercise thereof.

(h) **Method of Valuation of Options**

The Company will adopt the intrinsic value method for valuation of Options. Notwithstanding the above, the Company may adopt any other method as may be determined by the Board and as permitted under the Guidelines.

In case the Company calculates the employee compensation cost using the intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the Options, will be disclosed in the Directors' Report as also the impact of this difference on profits and on EPS of the Company.

The Company will conform to the applicable Accounting Policies prescribed under the Guidelines or any other policy(ies) that may be prescribed under law with respect to accounting for such Options.

The Ordinary Shares to be allotted pursuant to exercise of Options shall be listed on the Stock Exchanges where the Company's existing Ordinary Shares are then listed and necessary applications will be made to those Stock Exchanges for this purpose.

Consent of the Members by way of special resolution in general meeting is required for issue of shares under Employee Stock Option Scheme in terms of the Guidelines read with the provisions of Section 81(1A) of the Companies Act, 1956.

In terms of the Guidelines, a separate resolution is required to be passed if the benefits under the Scheme are also to be extended to the employees of subsidiary companies. A Resolution is proposed accordingly under Item No. 15 to cover the employees including Managing / Wholetime Directors of subsidiary companies of the Company. The aggregate number of Options to be offered to the employees of the subsidiary companies will also be within the overall limit of 5 per cent as stated under (a) above.

The Directors of your Company are interested in the Special Resolution proposed under Item No. 14 to the extent Options may be granted to them. None of the Directors of your Company is interested in the Special Resolution proposed under Item No. 15.

The Board of Directors of your Company recommends both the Special Resolutions for your approval.

Dated : 18th June, 2010.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary





100 Inspiring Years

1910-2010

REPORT AND ACCOUNTS 2010

Contents

VISION

Sustain ITC's position as one of India's most valuable corporations through world class performance, creating growing value for the Indian economy and the Company's stakeholders.

MISSION

To enhance the wealth generating capability of the enterprise in a globalising environment, delivering superior and sustainable stakeholder value.

Dear Shareholder,



On the 24th of August 2010, your Company will complete a 100 years.

As we commemorate this special occasion, I would like to convey my deepest gratitude to you, our valued shareholders, for your unstinted faith and support through this momentous journey. Your continued trust has indeed significantly strengthened our shared aspiration of creating one of India's most respected and valuable corporations.

This journey of excellence is undoubtedly a tribute to our many stakeholders – our consumers, customers, partners, associates and our dedicated employees of today and yesterday – who have steadfastly stood by us through this voyage of change and challenge, as we persevered to create a national asset in the form of an exemplary Indian enterprise.

These 100 inspiring years have been marked by an overarching **Vision** to serve a larger national purpose, to live by the strong **Values** of trusteeship and to nourish internal **Vitality** to create superior value for all our stakeholders.

As we look back on this historic journey, we feel deeply touched that ITC has created more than 5 million livelihoods; that ITC today is a global environmental exemplar; that ITC has consciously designed business models which make significant contribution to inclusive growth. The pride of building an Indian enterprise valued at over Rs. 1,00,000 crore in market capitalisation is matched by the fulfilling satisfaction that your Company has made substantial contribution to enhancing economic, environmental and social capital for the nation.

As we step into the next century, it is my belief that ITC's journey into the future will be even more exciting. It will be powered by our businesses for tomorrow, our cutting-edge R&D and technology and the dedication of our world-class human capital. On the road ahead, our source of inspiration will remain unchanged – an unshakeable commitment to put Country before Corporation, to create enduring value for all our stakeholders and to sustain ITC's position as one of the most admired and valuable Indian enterprises.

On this Centenary, we rededicate ourselves to the Nation and to the Vision of sustainable growth with equity enunciated by our respected Prime Minister, Dr. Manmohan Singhji.

I feel privileged to have had the opportunity to lead your Company as the Chairman for the last 15 years and to continue to provide leadership as we step into the next century. On behalf of the Board, the Corporate Management Committee and Team ITC, may I once again thank you for your continued trust and support.



Best regards,
Yours sincerely,

Y C Deveshwar
Chairman

ITC : 100 Inspiring Years

There are very few business enterprises across the world, which at 100 years, are still firing on all cylinders to reach an even higher orbit of growth. ITC is one such enterprise.

The ITC story is one of transformation from a single product company to one of India's largest multi-business corporate enterprises in the private sector. This long and inspirational journey of challenge and change has unfolded in tandem with India's own evolution and growth across ten decades. These 100 inspiring years have been marked by an overarching **Vision** to serve a larger national purpose, to live by the strong **Values** of Trusteeship and to nourish internal **Vitality** to create superior value for all stakeholders.

It has been the journey of an organisation that has consciously put Country before Corporation - an enterprise that proudly echoes the credo **'Let's Put India First'.** It has been a journey of leadership, not only in shareholder value creation, but also in serving all stakeholders and in meeting societal expectations. It has been a voyage that has brought ITC global recognition as an exemplar in sustainability practices - the **only company in the world** of its size to be **carbon positive, water positive** and **solid waste recycling positive**. This long and eventful travel across a century has been particularly meaningful and satisfying because it has enabled ITC to create over **5 million sustainable livelihoods**.



With a market capitalisation of more than **Rs.100,000 crores**, ITC steps into its next century with an ambitious portfolio of businesses for tomorrow that span Fast Moving Consumer Goods, Paper & Packaging, Hotels, Agri-Business and Information Technology. Its aspirations are matched by its formidable array of enterprise capabilities - deep consumer insights, international quality products, world-class human capital, globally contemporary business processes, powerful brands, an excellent trade marketing and distribution infrastructure and investments in cutting-edge R&D.

Like all long and eventful journeys, ITC's too had a small beginning, way back in 1910 when the British owned Imperial Tobacco Company set foot in Calcutta. The mass produced cigarette was still a novelty then. High quality Virginia tobaccos had never been grown in this vast subcontinent. Even before the Company was registered as 'Imperial Tobacco', it had already set up India's first cigarette factory at Munger (1908) and commenced tobacco leaf buying operations in Andhra Pradesh (1909). Around 1911, the Company started working in partnership with farmers in South India for crop development. The Indian Leaf Tobacco Development Company was set up in 1912.

The focus, even then, was on exploration, improvisation and innovation. Working with farmers and experts, right blends were developed from tobacco grown in untried tracts. New sources were located and farming was encouraged and supported. Ways and means to reach products to markets across vast distances in a poorly connected subcontinent were found and fostered. Communicating in a dozen different languages across a patchwork of cultures, the Company honed its skills in building and growing brands and nurturing markets. At the time of Independence, ITC had achieved self-sufficiency in raw material by helping to establish the cultivation of flue-cured Virginia tobacco in the country. It had five cigarette and two leaf processing factories, one printing and packaging unit and was in the process of setting up another - one of the most modern of that time.

Manufacturing in those days was heavily import-dependent. Aspiring for a self-sufficient future, the Company spearheaded indigenisation of all aspects of production, working in collaboration with other companies and small-scale ancillary units. By the late 50s, its imports had fallen to a fraction and, by 1969, virtually all materials were sourced from within the country.

The early 70s witnessed a momentous turning point. The Foreign Exchange Regulation Act of 1973 came into being. The regulatory pressure on corporates to reduce foreign ownership combined with the vision of the first Indian Chairman Shri Ajit Narain Haksar, paved the way for Indianisation of the Company and its Management. The vision was to build an Indian enterprise that would derive its inspiration from the needs of Indian society and craft its growth strategies accordingly. It triggered ITC's first major diversification into the Hotels business (1975), followed by its entry into the Paperboards business (1977). Both were critical nation-building interventions. The hotel industry would open new avenues for foreign exchange earnings by boosting tourism. The engagement with the paperboard industry would mark ITC's entry into the core sector, with an opportunity to create livelihoods in a backward area.

This changing character of the Company found expression in the change of its name from Imperial Tobacco Company of India Limited to India Tobacco Company Limited in 1970, moving on to I.T.C. Limited in 1974 and finally to the current form of 'ITC Limited' without full stops in 2001.

In the decade and a half following the initial diversification forays into hotels and paperboards, the Company ran into severe challenges. These were highly capital-intensive businesses which made huge demands on the Company's resources. Since these businesses were structured as separate companies during this period, their ability to raise capital and achieve meaningful scale was stunted. Consequently, these businesses remained on a slow growth path.


Virginia House

The decade from the mid-eighties to the mid-nineties witnessed feverish strategic activities. The Company entered the financial services business and set up 'ITC Classic Finance Ltd.'. Almost simultaneously it entered the edible oils business and set up 'ITC Agro Tech Ltd.', which was to later launch the popular brand 'Sundrop'. During this period, the Hotels business took its iconic restaurant 'Bukhara' beyond the shores of India into New York and Chicago. ITC acquired the specialty papers company 'Tribeni Tissues Ltd.'. Aspiring to become an international trading house in the likeness of a Japanese *'sogo shosha'*, 'ITC Global Holdings Pte Ltd.' was set up in Singapore. Additional capital was raised through an issue of Global Depository Receipts to finance the Company's expanding profile.

When the current Chairman took over in 1996, ITC was experiencing an unenviable mix of challenges: its core cigarette business had just been slapped with a retrospective excise duty demand of Rs. 803 crores; its earlier diversifications into hotels and paperboards had not reached fruition for want of adequate investments; its more recent forays into financial services, edible oils and international trading were still incurring losses; the Company's weak diversification performance was facing severe criticism; to compound matters, a battle for control of the Company had ensued amidst a huge public smear campaign which significantly damaged its reputation; and India had just entered into a phase of economic liberalisation, changing the country's competitive landscape beyond recognition.

Responding to the extremely challenging context of old burden and new opportunities, the newly constituted Board of Directors led by Shri Y C Deveshwar launched into a purposeful phase of rationalising, restructuring and repositioning the Company for international competitiveness. The new team stood steadfast in its resolve to preserve ITC's Indian identity and its strategy of creating multiple drivers of growth. A new structure of corporate governance based on the principles of trusteeship, transparency and distributed leadership was put in place. Recognising that ITC was not well positioned to create long-term value in businesses such as edible oils and financial services, a responsible exit from these businesses was executed in 1998. In what was one of the most turbulent periods in the Company's history, huge financial outlays were incurred to wind up Classic Finance and make a pre-deposit in the excise duty case for the period 1983-87. Subsequently, with the winning of several legal cases, ITC's stand was vindicated, marking a very important step in the rebuilding of its reputation.

The critical task of building the international competitiveness of the Company's businesses continued apace. Reaffirming its faith in the strategy of multiple drivers of growth, the Company restructured its portfolio of businesses based on the strategic fit between market opportunities and its core capabilities. The Paperboards business was merged with ITC, infusing it with new life. A deep commitment to the creation of growing and sustainable value within India inspired ITC to swim against the tide and fashion a comprehensive turnaround strategy, drawing upon the diverse skills within the ITC Group. The R&D programme which had developed high yielding, hardy and disease resistant clonal saplings was significantly stepped up. Small farmers and poor tribals with private wastelands were mobilised to grow these trees with an assured buy back to augment their meagre incomes. Today, these plantations span over 1,00,000 hectares. Over 46 million person days of employment have been created. Most importantly, the Paperboards business stands transformed into a clear industry leader - profitable and environmentally responsible. Similarly, the Hotels business was folded back into ITC in 2004. Renewed and dedicated efforts to create one of India's finest hospitality chains have today resulted in an internationally acknowledged business with best-in-class operating margins, with discerning guests that include Heads of State of several countries as well as global corporate leaders. Moreover, reflecting ITC's commitment to 'Responsible Luxury', its Hotels combine the finest luxury with the greenest service delivery.



As globalisation unfolded with the economic reforms of the 90s, ITC saw this turning point in the country's economic history as an opportunity to invest in the businesses for tomorrow. A strategic choice was made to enter new businesses with adjacency by leveraging internal competencies that best matched emerging market opportunities. Driven by the aspiration to become the country's leading FMCG company, ITC created a bouquet of businesses which spawned several brands that are popular household names today. The expansion strategy in FMCG saw ITC making an entry into lifestyle apparel, branded packaged foods, education & stationery products, safety matches and incense sticks and more recently personal care products. Core competencies and group synergies lent strength to these businesses taking them to leadership positions in a short span of time.

In 2000, ITC launched the revolutionary e-Choupal, bringing Information Technology to farmers and providing them efficient access to markets and inputs. This initiative, now a Harvard Business School case study and a recipient of several prestigious global awards, has transformed rural lives, empowered farmers and raised rural incomes in the command areas of its operation. Today, more than 4 million farmers benefit from ITC's e-Choupal. In the same year, ITC entered the Information Technology space on the strength of its domain knowledge. This business today is one of the fastest growing IT companies in India, driven by the superior customer care it brings to its global clients.

In 1996, ITC had a Gross Income of Rs. 5188 crores, with a Profit After Tax of Rs. 261 crores and a Market Capitalisation of Rs. 5571 crores. A decade and a half later - as ITC enters its Centenary year - the strategic choices made over the years, the untiring effort of its dedicated human capital, the support of its shareholders and the trust of millions of consumers and its partners have today transformed ITC into a **Rs. 26,000 crore** company with a Profit After Tax of over **Rs. 4000 crores** and a Market Capitalisation that exceeds **Rs. 100,000 crores**. However, the financial value created for the stakeholders is only one pillar of ITC's contribution. An even more meaningful contribution lies in its efforts to build societal capital for the nation.

Inspired by the opportunity to contribute to a larger national purpose, Chairman Deveshwar has redefined ITC's Vision to embrace societal value creation as an integral part of its business goals. ITC has consciously chosen to measure its performance in terms of its contribution to the triple bottom line benchmarks of enhancing economic, environmental and social capital for the nation. Supporting large-scale social forestry programmes for poor tribals, creating large watershed projects, empowering women, providing supplementary education to the rural poor and enhancing the quality of animal livestock are some of ITC's large sustainability initiatives that have transformed the lives of thousands who live at the margin. Arising from its commitment to a low carbon future, nearly one-third of ITC's energy comes from renewable sources. Its green commitment extends to its buildings, with two of its properties achieving Platinum LEED certification.

The journey so far has indeed been inspiring. World-class manufacturing assets have been created. ITC's green buildings and signature hotel properties that embody 'Responsible Luxury' have come to symbolise India's commitment to sustainability. ITC's trademarks and brands are at the top of the FMCG space competing with the best of global brands. Notable contributions have been made to advancing management competencies in India, including pioneering consumer research, services marketing and brand building. Valuable insights have been gained from deep rural engagement. The Company has provided thought leadership to sustainability issues in the country, creating institutions and businesses that walk the talk in contributing to a more secure, sustainable and inclusive future. ITC has also built world-class human capital which is raring to take the Company into its next century.

The next century promises to be even more exciting and rewarding. ITC has assiduously invested in the future. Today, the Company is already poised in the frontline of multiple businesses that will become the powerhouses of tomorrow as the Indian economy surges ahead. Significant investments in cutting-edge R&D will deliver unique solutions for a better quality of life. ITC's deep commitment to sustainable business practices will be a source of competitive advantage as civil society becomes even more aware, discerning and demanding.

ITC steps into the next 100, inspired to create enduring value for all stakeholders, inspired to preserve and protect its deep-rooted Indian identity, and inspired to create value for the nation. Indeed, the best is yet to come.

Snapshots of a Century


THE IMPERIAL TOBACCO COMPANY OF INDIA LTD

1910
The beginning. The Imperial Tobacco Company of India Limited, a British owned Company, registered in Calcutta.



1911
Partnership with farmers in South India for growing Indian leaf tobacco.



1911
Stall set up at Delhi Darbar to promote the cigarette brand 'Scissors'.



1912
Indian Leaf Tobacco Development Company formed in Guntur, Andhra Pradesh.



1913
Bangalore cigarette factory goes on stream.

1918
Leaf buying points set up at Chirala and other centres in South India.





1925

Printing starts at Munger. Cigarette factory set up earlier.



1926

Cigarette making starts at Saharanpur factory.



1928

Foundation stone of Virginia House laid in Calcutta.


1928
I T C LTD.
KIDDERPORE

1935

Kidderpore factory taken into ITC's fold from Carreras.



1939

Parel cigarette factory set up in acquired premises.



1946

ITC helps set up indigenous cigarette tissue paper making plant.



1949

The Tiruvottiyur Printing and Packaging factory is set up at Madras.


THE IMPERIAL TOBACCO COMPANY OF INDIA LTD



1954

Process of Indianisation starts with Indian shareholding at 6%.



1958

ITC among one of India's first companies to start consumer research.



1960

ITC helps set up cigarette machinery manufacture (1960) and filter rod manufacture (1963). Total self-sufficiency in cigarette making achieved.



1969

Mr Ajit Narain Haksar becomes the first Indian Chairman, heralding Indianisation of the Company's management.


THE IMPERIAL TOBACCO COMPANY OF INDIA LTD.
THE IMPERIAL COMPANY
INDIA TOBACCO COMPANY LIMITED

1970

The Imperial Tobacco Company of India Ltd., changes its name to India Tobacco Company Limited.



1970

ITC is the first Company in India to start phased Indianisation of capital. Indian public participation rises from 6% to 25%.


SCISSORS CUP

1971

ITC ushers in the era of brand sponsorship with multiple sporting events.


Made for each other—
Wills Filter

1971

The Wills 'Made for Each Other' campaign defines a new era in marketing.



1971

Electronic Data Processing starts.


RESEARCH

1973

ITC sets up Integrated Research Centre at Bangalore.


I.T.C. Limited

1974

Name changed to I.T.C. Limited in line with the unfolding diversification plan.



1974

Indian share capital increases from 25% to 40%.



1975

Foray into hotels with the opening of Welcomgroup Hotel Chola in Madras.



1976

Indian shareholding goes to over 60%.



1976

Welcomgroup Mughal opens in Agra.

1977

Welcomgroup Maurya opens in New Delhi.





1977

ITC Sangeet Research Academy set up in Calcutta.



ORDINARY SHARE CERTIFICATE

I. T. C. LIMITED

This is to Certify

is the Registered Proprietor of ORDINARY SHARES of Rupees Ten each, fully paid, numbered to inclusive, in I. T. C. LIMITED, subject to the Memorandum and Articles of Association of the Company.

Given under the Common Seal of the Company at Calcutta, this day of 1978.

1978

First issue of Bonus Shares.

1979

ITC promotes Bhadrachalam Paperboards – a core sector, ecology conscious enterprise in a backward area.





1979

The Welcomgroup Namaste logo launched, symbolising the Indian way of greeting guests in humility with folded hands.



1982

Welcomgroup Windsor Manor opens in Bangalore.



PROSPECTUS
ITC
BONDS

Issue of 6,00,000—15% Secured Fully Redeemable Bonds of the Face Value of Rs 500 each for Cash at Par

FIRST EVER OFFER OF ITS KIND

- Availability of two schemes: Share Exchange Scheme & Perpetual Interest Scheme
- Share Exchange Scheme offers:
  - Combination of 15% per annum interest and share acquisition too
  - Shares in exchange for interest while principal stays 100% intact
  - 15% per annum interest on the entire principal while shares earn dividend
- Perpetual Interest Scheme offers:
  - 15% per annum interest till redemption
- Both schemes offer:
  - Phased investment over 18 months
  - 5% premium on redemption
  - Assured Repurchase Scheme with annual increase in limits
  - Opportunity to trade at nine Stock Exchanges

Managers to the Issue
Mercantile Bank Limited
Merchant Banking Division

ISSUE OPENS FOR INDIAN PUBLIC ON MONDAY 20TH NOVEMBER 1982

ITC Limited

1982

Offer of Bonds leading to further Indianisation of ownership under the Share Exchange Scheme.



1983

Mr J N Sapru takes over as Chairman.



Carlton
WILLS

1985

Wills Book of Excellence (Sports Series) launched. Becomes a collector's item.



1985

ITC goes to Nepal through Surya Tobacco.

1986

ITC Classic Finance Ltd. set up.





1986

Bukhara restaurant opens in New York.



1986

Vishvarama Hotels, the owning company of Hotel Windsor Manor, was renamed ITC Hotels Ltd.


CRYSTAL


ITC AGRO TECH LIMITED

1986

ITC Agro Tech Ltd. formed.

1988

Foray into the Edible Oils business.



1990

ITC acquires Tribeni Tissues.



1991
Mr K L Chugh assumes office as Chairman.

1991
Closure of the Bukhara restaurant in New York due to unviable operations.


BUKHARA

1992
International Trading Company – ITC Global Holdings Pte Ltd. set up in Singapore.



1993
Issue of Global Depositary Receipts.


ITC

I.T.C. LIMITED
(incorporated in India as a public company with limited liability)
Offering of 4,500,000 Global Depositary Receipts
at an issue price of US$15.30 each
with 1,500,000 warrants to subscribe for Global Depositary Receipts



ITC HOTELS LTD.

1994
The Company's Hotels business was transferred into the listed subsidiary company, ITC Hotels Ltd.



1996
Wills is the Title Sponsor of the World Cup in cricket.



1996
Mr Y C Deveshwar takes over as Chairman.


ITC
ITC Global Holdings Pte Ltd

1996
ITC Global Holdings Pte Ltd. placed under judicial management.

1997
Corporate Governance Structure recrafted to support effective management of multiple businesses while ensuring focus on each.


Board of Directors
Corporate Management Committee
Divisional/Strategic Business Unit (SBU) Management Committees
Corporate functions, each headed by a HOD



1998
Exit from Financial Services. ITC Classic Finance sold to ICICI Ltd.



1998
Foundation stone laid for the state-of-the-art cigarette factory at Bangalore.



1998

ITC's green journey begins with farm forestry benefiting poor tribals.

1998

Exit from Edible Oils business.


ITC
SUNDROP



2000

ITC's path-breaking e-Choupal initiative started in Madhya Pradesh.


WILLS

2000

Launch of the first Wills Lifestyle retail outlet in New Delhi.


Graph Book
CHEMISTRY
Graph Book
Drawing Book

2000

ITC enters the Stationery Products business.



2000
ITC's social development initiatives launched with watershed & agriculture development, livestock productivity & women's economic empowerment, primary education, health and sanitation.



2000
ITC Infotech India Limited set up.



2001
No stops for ITC.
Name changed from I.T.C. Limited to ITC Limited.


I.T.C. Limi
ITC Limited

ITC BHADRACHALAM PAPERBOARDS LIMITED


ITC Limited

PAPERBOARDS AND SPECIALTY PAPERS DIVISION

2001
Merger of ITC Bhadrachalam Paperboards Ltd. with ITC Limited.



2001
ITC launches its Foods business with the 'Kitchens of India' brand.


ITC Limited
EMPLOYEE
STOCK
OPTION
SCHEME

2001

Employee Stock Option Scheme introduced for the first time.



2001

ITC Hotel Grand Maratha opens in Mumbai.

2001

ITC web portal launched.


Businesses



2001

ITC Infotech sets up subsidiaries in UK & USA.


MANGALDEEP
SAFETY MATCHES

2002

Sourcing products from small enterprises, ITC commences marketing of safety matches.



2002

ITC Sonar opens in Kolkata.


MP Blend
CHAKKI Atta

2002
The Foods business launches its branded atta – 'Aashirvaad'.


mint-o
Fresh

2002
The Foods business launches its confectionery brand – 'mint-o'.

2002
ITC achieves yet another environmental milestone with the commissioning of the Elemental Chlorine Free Pulp Mill at Bhadrachalam.


Sunfeast



2003
ITC expands its Foods portfolio with the launch of the 'Sunfeast' range of biscuits.

2003
ITC Infotechpark set up in Bangalore.




Water
·2003·
Positive



2003
ITC turns water positive – a global environmental distinction.

2004

Ushering in integrated rural services – the Company's first Choupal Saagar inaugurated in Sehore, MP.




MANGALDEEP
PUJA AGARBATTIS
A quality product marketed by ITC Ltd.
Yantra
Fragrance of Temple

2004

ITC launches Mangaldeep incense sticks.

2004

Inaugural UNDP World Business Award for ITC's e-Choupal initiative.


ITC e-Choupal
WINNER OF THE
WORLD BUSINESS AWARD
MARRAKESH, JUNE 8, 2004



2004

ITC Green Centre, Gurgaon, becomes the world's first largest green building to receive LEED Platinum Rating.



2004

ITC releases its first Sustainability Report as per GRI guidelines.



2004

e-Choupal becomes a case study at the Harvard Business School.



2004

ITC's ILTD division ventures into spices.


Not any more. Thanks to ITC.
Little Banno went to school only in her dreams.
Not any more. Thanks to ITC.
Citizen First
Let's put India first


ITC HOTELS LTD.
ITC-WELCOMGROUP
Hotels, palaces and resorts

2004

ITC Hotels Limited merged with ITC.

2004

Launch of 'Let's Put India First' – a media campaign reflecting the soul of ITC.

2004

ITC acquired the Paperboard mill at Kovai from Bilt Industrial Packaging Company Ltd.




ESSENZA DI WILLS
INIZIO FEMME
EAU DE TOILETTE
NATURAL SPRAY
VAPORISATEUR
60 ml · 2.0 FL.OZ.
ESSENZA DI WILLS
INIZIO FEMME

2005

ITC launches Essenza Di Wills line of prestige fragrances and personal care products.



2005

Sunfeast breaks Guinness World Record for simultaneous tree plantation, involving more than 15,000 farmers and 300 members of the local community in the Khammam district of Andhra Pradesh.

2005

Mr Y C Deveshwar elected President of CII, the National Industry Chamber.


Confederation of Indian Industry
PRE CONFERE
31 M



2005
ITC Grand Central, ITC's second hotel in Mumbai, launched.



2006
CII-ITC Centre of Excellence for Sustainable Development inaugurated in New Delhi to provide thought leadership and capacity building on sustainable development.


Carbon
·2006·



2006
ITC turns carbon positive, yet another global environmental distinction.


Profess
Emi
hr
En
the
PRIDE OF INDIA

2006
Chairman, Mr Y C Deveshwar inducted into Indian Science Congress' 'Hall of Pride'.


Bingo!
Mad Angles
Chilli Dhamaka
Bingo!
Live Wires
Natkhat Masala

2007
ITC launches Bingo! potato chips in a wide variety of exciting flavours.



2007
ITC among global top 10 and first from India to publish its Sustainability Report in compliance with G3 guidelines – Sustainability Report 2006.

2007

ITC launches Fiama Di Wills range of personal care products.


fiama
DI WILLS
shampoo



2007

ITC Sonar – first hotel in the world to get carbon credits for energy efficiency.



2007

Manufacturing facility at Haridwar commissioned.

ITC bags No.2 spot in ESG ratings

Our Bureau
KOLKATA

IN THE first-of-its-kind S&P environmental, social and corporate governance (ESG) ratings released recently, ITC ranks second among top Indian companies.

The ESG India Index launched by Standard and Poor (S&P), Crisil and KLD Research & Analytics comprising 50 companies, is the first investible index of companies whose business strategies and performance demonstrate a high level of commitment to meeting environmental, social and governance standards.

Incidentally, the index is a pioneering initiative to measure environmental, social, and corporate governance practices based on quantitative factors as opposed to subjective ones. The companies were drawn from the largest 500 companies listed on the National Stock Exchange (NSE) through a two-stage screening process. The performance on ESG parameters assure investors that their portfolio is consciously balancing the interests of all stakeholders and, thereby, creating a platform for strong long term performance.

ITC is the only company in the world of its size to be 'carbon positive' (sequestering nearly twice as much carbon dioxide than it emits, through extensive forestry programmes covering over 77,000 hectares), 'water positive' (harvesting four times more rainwater than its net consumption, in the process irrigating 30,000 hectares) and close to zero solid waste discharge. Its businesses generate livelihoods for five million people.

2008

ITC ranks 2nd in India's first Environment, Social and Governance (ESG) Index.

2008

Paperboards business enhances capacity with an additional machine.





2008

Kaya Kalp, Asia's largest spa launched at ITC Mughal. It later won the 'Tatler' Award for the World's Best City Spa.



2008
ITC forays into wind energy in the Packaging and Printing business.


Vivel
Soaps

2008
ITC expands Personal Care range with Vivel Di Wills and Vivel.


Paperkraft
GREEN PAPER
ELEMENTAL CHLORINE FREE
OZONE TREATED

2008
ITC launches 'Paperkraft' business paper – first of its kind environment friendly paper. India's greenest and brightest.



2008
ITC launches a unique initiative for wastepaper recycling – Wealth Out of Waste.


Waste
2008

2008
ITC becomes waste recycling positive.




WWF

GLOBAL FOREST & TRADE NETWORK

2009
ITC becomes the first Indian company to gain WWF GFTN membership – an important milestone in ITC's sustainability journey.


ITC Limited

2009
US Secretary of State Hillary Clinton visits ITC Green Centre – calls it "a monument to the future".



2009
ITC upgrades R&D facilities to world-class standards.



2009
ITC Royal Gardenia opens in Bengaluru.




Fiama
DI WILLS
Bathing Bar
Peach & Avocado
Fiama
DI WILLS
CLEAR SPRINGS
Bathing Bar
Sea Weed & Lemongrass

2009
Wide array of FMCG products launched–Classmate Pencils, Classmate Victor Geometry Boxes, Paperkraft range of Markers, Fiama Di Wills Aqua Pulse Shower Gels for men and Fiama Di Wills Transparent Gel Bathing Bars.



2009
A new cigarette factory commissioned in Ranjangaon, Pune.



2009
One of ITC's largest residential complexes, Garden Enclave, set up in Bengaluru.

2009
ITC Market Capitalisation touches
Rs. 1,00,000 crore.


NGH
Y C DEVESHWAR
K VAIDYANATH

2009
Gross Income crosses
Rs. 25,000 crore.



2010
Exemplifying the ethos of Responsible Luxury, ITC Royal Gardenia becomes the world's largest LEED Platinum Rated Green Hotel.

2010
Profit Before Tax crosses
Rs. 6,000 crore.

2010
Profit After Tax crosses
Rs. 4,000 crore.

High quality earnings vindicating the corporate strategy of creating multiple drivers of growth.



2010
State-of-the-art manufacturing facility set up in Manpura, Himachal Pradesh.

ITC completes 100 inspiring years.



100 Inspiring Years

1910-2010

100 fulfilling years...

A relentless pursuit of excellence.

An inspiring journey of transformation.

An abiding commitment to put India First.

As we step into the **next 100**, the promise continues...

to pursue **Innovation** that enriches quality of life

to create even greater heights with **Multiple Drivers of Growth;**

to meet the expectations of all stakeholders and remain one of **India's most admired and valuable companies;**

to put **Country before Corporation** and help build a secure and bright future for all.

Indeed, a never-ending journey to create enduring value.


ITC
100 Inspiring Years
1910-2010


NEW
AASHIRVAAD
ATTA with MULTIGRAINS
GREAT TASTE


Fiama
DI WILLS





Stepping into the next 100
The World










Premium Business Paper
Premium Business Paper


TASTES SO HOT,
CAN CAUSE FIRE.
BINGO!
Red Chilli Bijli
Sunfeast
MARIE LIGHT
ORIGINAL
with eXtra Fibre

# of ITC

As ITC enters its second century, its Vision remains unchanged – to sustain its position as one of India's most admired and valuable companies.

The years to come will be a continuing journey of embracing national imperatives as business goals; of creating superior value for all stakeholders; of meeting societal expectations; of pursuing the triple bottom line; of becoming a global player with cutting-edge technology, contemporary products & processes and world-class human capital.

ITC's journey of the next hundred years will be powered by its Vision and Values and driven by its Vitality. Each of its businesses is a business of tomorrow – from the inclusive FMCG to the exclusive Hotels; from the environment exemplar Paper & Paperboards to the contemporary Packaging innovator; from the pioneering Agri-business to the fast growing Information Technology. With its ambitious portfolio of businesses, its enormous talent pool and its enviable consumer franchise, ITC is poised at the frontline of India's economic evolution. As India transforms into a formidable powerhouse, ITC will occupy its rightful place as the nation's premier corporate showpiece.


MANGALDEEP
Durbar Gold
AIM










BINGO!
Mad Angles
Tomato Mischief
BINGO!
Mad Angles
Achaari Mast

FMCG

Cigarettes • Branded Packaged Foods • Lifestyle Retailing • Personal Care Products • Education and Stationery Products • Safety Matches and Incense Sticks


Rs.20/-
Sunfeast
MARIE LIGHT
ORIGINAL
with eXtra Fibre
Rs.10/-
Sunfeast
MARIE LIGHT
OATS
NUTRI FIBRE
Sunfeast
MARIE LIGHT
ORANGE


mint-o
COOL BLUE
mint-o
fresh


CHICKEN CURRY MASALA MIX
PANEER MAKHANI MASALA MIX
BUTTER CHICKEN MASALA MIX


W.D.&H.O.WILLS
GOLD FLAKE
HONEY DEW.
NAVY CUT
Classic

Powering growth with the businesses of tomorrow


Fiama
DI WILLS


WILLS LIFESTYLE

Vivel
DI WILLS
Soaps
NOURISHING INGREDIENTS
PROTECTING INGREDIENT
HYDRATING INGREDIENTS
Khoobsurti Bas Mein, Duniya Kadmon Mein.

JOHN PLAYERS

Today, ITC is the largest FMCG player in the country. Its new thrust areas in FMCG including branded packaged foods, lifestyle retailing, personal care products, education and stationery products, safety matches and incense sticks are well positioned to serve the India of tomorrow.

classmate
Graph Book

MANGALDEEP
PUJA AGARBATTIS
A quality product marketed by ITC Ltd.
Yantra
AIM





Paperboards and Packaging



ITC's Paperboards and Specialty Papers business is the largest and technologically the most advanced in India. Besides being a market leader in the value added paperboards segment, it is the country's largest converter of paperboards into packaging and is a pioneer in the use of cutting-edge environmental technology including ozone bleaching and Elemental Chlorine Free Processing. ITC's packaging business is a leading provider of high quality paperboard and flexibles packaging in the country.



Powering growth with the businesses of tomorrow



ITC's Hotels business, with over 100 hotels in more than 80 destinations, has emerged as one of India's premier hospitality chains, encompassing hotels, resorts and palaces.

Hotels







Hotels of tomorrow

ITC Grand Dakshin, Chennai



ITC's second hotel in Kolkata



Hotel at Classic Golf Resort, Manesar



Powering growth with the businesses of tomorrow







The key driver of ITC's agri-development blueprint is the trail-blazing e-Choupal initiative, the world's largest rural digital infrastructure. Empowering 4 million farmers in 40,000 villages through the power of the Internet, it provides the farming community with value-added services to enhance farmer incomes. The e-Choupal initiative has become a fulfillment channel for a two-way flow of goods and services and has raised rural incomes. ITC has not only gained from an efficient supply chain and identity preserved procurement for its Foods business but has also created an inclusive business model that supports small and marginal farmers by giving them access to markets.

Information Technology



ITC Infotech, the Information Technology arm of ITC provides end-to-end solutions and business process outsourcing to a host of global names in Europe and America. Its deep and differentiated capabilities are being increasingly recognised by global analyst firms.



Investing in the game changers of tomorrow



Research & Development



Innovation has always been a part of ITC's DNA. Recognising that cutting-edge Research and Development (R&D) can foster breakthrough innovation, ITC pursues an R&D strategy premised on best-in-class benchmark research processes backed by world-class infrastructure.

A pool of world-class scientists enrich ITC's R&D capabilities in fields such as plant breeding and genetics, agronomy, biotechnology, molecular biology and silviculture. ITC's R&D Centre collaborates with several world-class organisations and currently leverages expertise from University of Agricultural Science, Bangalore; Indian Institute of Science, Bangalore; CSIRO, Australia and CSIR, South Africa. As ITC moves into the future, its R&D will drive the game changing businesses of tomorrow.



"It is my belief that, by embedding larger sustainability goals in its business strategies, your Company has consciously invested in the future. A promising future, by creating competitive and sustainable businesses of tomorrow that will continue to enhance long-term Stakeholder Value."

~Y C Deveshwar, Chairman, ITC Ltd.

e-Choupal: Empowering over 4 million farmers

Country before Corporation

The challenges posed by deep rooted poverty and resultant income inequities, together with widespread environmental degradation and the threat of climate change make our society extremely vulnerable. These can also make future progress of business unsustainable. ITC believes that businesses can make a meaningful difference and contribute to a much more secure and sustainable future. Inspired by the opportunity to contribute to a larger national and societal purpose, ITC has crafted innovative business models and invested in social initiatives that simultaneously build economic, environmental and social capital for the nation.



Securing a sustainable and inclusive future



Watershed Development: Irrigating over 50,000 hectares of dryland

Livestock Development Programme: Animal husbandry services to nearly 4,00,000 cattle



Today, ITC is the only company in the world, of its size, to be carbon positive, water positive and waste recycling positive. Its businesses create livelihoods for 5 million people, many of whom represent the weakest sections of society.

ITC's pioneering initiatives to empower communities to conserve and manage their natural resources, create sustainable on and off-farm livelihoods and facilitate women empowerment and supplementary education, are aimed at creating inclusive opportunities for millions of rural poor and create new hopes for the future. We take humble pride in the global recognition these have brought through several prestigious international awards.



Social & Farm Forestry: Greening over 100,000 hectares and providing 46 million person days of employment



Women's Empowerment: Economically empowering over 20,000 women

Primary Education: Educating over 200,000 children



ITC Green Centre: One of the world's first largest green buildings with LEED Platinum Rating. Yet another manifestation of ITC's commitment to positive environmental action



Going forward, ITC also believes that unique sources of competitive advantage will emerge through commitment to a low-carbon strategy of growth and the pursuit of sustainable business practices. Investing in the future, ITC is today an exemplar with over 30% of its energy consumed coming from renewable sources. ITC has registered 8 CDM projects under the Kyoto Protocol of the UNFCCC. It has also built 2 defining green buildings with LEED Platinum Rating.



Renewable energy at ITC: By 2012, over 50% of energy consumed at ITC will be from renewable sources against the current 30%

For all our tomorrows...

100 Inspiring Years
1910-2010

Board of Directors

Chairman
Yogesh Chander Deveshwar

Executive Directors
Anup Singh
Krishnamoorthy Vaidyanath
Kurush Noshir Grant

Non-Executive Directors
Anil Baijal
Shilabhadra Banerjee
Angara Venkata Girija Kumar
Serajul Haq Khan
Sunil Behari Mathur
Dinesh Kumar Mehrotra
Hugo Geoffrey Powell
Pillappakkam Bahukutumbi Ramanujam
Anthony Ruys
Basudeb Sen
Balakrishnan Vijayaraghavan

Board Committees

Audit Committee

S B Mathur	Chairman
A Baijal	Member
A V Girija Kumar	Member
P B Ramanujam	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Invitee
S Basu (Head of Internal Audit)	Invitee
Representative of the Statutory Auditors	Invitee
B B Chatterjee	Secretary

Compensation Committee

S H Khan	Chairman
A Baijal	Member
S B Mathur	Member
H G Powell	Member
B Sen	Member

Nominations Committee

Y C Deveshwar	Chairman
A Baijal	Member
S Banerjee	Member
A V Girija Kumar	Member
S H Khan	Member
S B Mathur	Member
D K Mehrotra	Member
P B Ramanujam	Member

Investor Services Committee

A V Girija Kumar	Chairman
P B Ramanujam	Member
B Sen	Member
K Vaidyanath	Member
B Vijayaraghavan	Member
B B Chatterjee	Secretary

Sustainability Committee

Y C Deveshwar	Chairman
S Banerjee	Member
H G Powell	Member
A Ruys	Member
B Sen	Member
B Vijayaraghavan	Member
B B Chatterjee	Secretary

Corporate Management Committee

Directors

Y C Deveshwar	Chairman
A Singh	Member
K Vaidyanath	Member
K N Grant	Member

Executives

N Anand	Member
A Nayak	Member
T V Ramaswamy	Member
S Sivakumar	Member
K S Suresh	Member
R Tandon	Member
B B Chatterjee	Member & Secretary

Executive Vice President & Company Secretary
Biswa Behari Chatterjee

General Counsel
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.in

Auditors
Deloitte Haskins & Sells
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

Your Directors

Y. C. Deveshwar

Y. C. Deveshwar (63), an engineering graduate from the Indian Institute of Technology, Delhi joined ITC Limited in 1968. He was appointed as a Director on the Board of the Company in 1984 and became the Chief Executive and Chairman of the Board on January 1, 1996. Between 1991 and 1994, he led Air India as Chairman and Managing Director.

Under his leadership, ITC's Sustainability efforts were given shape through unique business models. ITC became the first Indian company to publish its Sustainability Report, 2004 in accordance with the guidelines of the Global Reporting Initiative. For the efforts at creating sustainable livelihood opportunities, ITC also won the inaugural World Business Award instituted jointly by the United Nations Development Programme, International Chamber of Commerce and the HRH Prince of Wales International Business Leaders Forum. ITC's 'e-Choupal', a digital infrastructure initiative to empower marginal farmers in India, is taught as a case study at the Harvard Business School. This initiative won the Development Gateway Award at Beijing in September 2005 and the Stockholm Challenge Award in May 2006.

Deveshwar is the past President of the Confederation of Indian Industry. He is also a member of the Board of Governors of the Indian School of Business and the former Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He also serves on the National Executive Committees of some of India's premier trade and industry bodies.

Amongst several awards and recognitions during his distinguished career, Deveshwar has been honoured with the Global Leadership Award 2010 by the U.S.-India Business Council of the US Chamber of Commerce, the SAM/SPG Sustainability Leadership Award 2007 conferred at the International Sustainability Leadership Symposium, the Business Person of the Year Award 2006 by the UK Trade & Investment by His Royal Highness Prince Andrew, the Duke of York. In January 2006, he was inducted to the prestigious Hall of Pride at the Indian Science Congress. He was also named the Manager Entrepreneur of the Year 2001 by Ernst & Young.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
HT Media Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Membership of other Companies: Nil

Anup Singh

Anup Singh (65) was appointed a Director on the Board of ITC on November 21, 1997. Upon completion of his term, he was appointed an Additional Director effective March 22, 2010, to hold office upto the date of the forthcoming Annual General Meeting of the Company.

Singh currently holds responsibility for the Company's Agri Business Division, R&D, Central Projects Organisation and Environment, Occupational Health & Safety functions.

He has in the past held responsibility for the Company's Cigarettes, Foods, Personal Care, Lifestyle Retailing and Information Technology businesses.

An Electrical Engineer from IIT Kharagpur, he has played a key role in initiating modernisation, quality and technology upgradation in various businesses across ITC. He was instrumental in implementing the concept of "Management by Objectives" (MBO), a strategic initiative of the Company in the seventies.

Prior to his appointment as Director, he led the Company's Cigarettes and Specialty Papers businesses as Chief Executive.

He is a Director of the Tobacco Institute of India. He is also the past President of The Bengal Chamber of Commerce and Industry and the Indian Chamber of Commerce Calcutta.

Other Directorships

Name of the Company	Position
ATC Limited	Chairman & Director

Committee Membership of other Companies: Nil

K. Vaidyanath

K. Vaidyanath (60) was appointed a Director on the Board of ITC on January 17, 2001. He holds responsibility for the Company's Finance, Internal Audit and Corporate Communications functions, its investment subsidiary, its Paperboards & Specialty Papers, Packaging and Information Technology businesses.

Before his elevation to the Board, he was the Company's Chief Financial Officer. An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 34 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and Agri Businesses. He has also been Head of Corporate Planning & Treasury as well as Internal Audit. He has in the past held responsibility for the Company's Education and Stationery Products, Matches, Agarbatti and Agri businesses. He is a recipient of the 'Best CFO' award from Business Today and the 'Best CFO in the FMCG category' award from CNBC-TV18.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, UK*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Classic Infrastructure & Development Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman

K. N. Grant

Kurush N. Grant (52) was appointed a Director on the Board of ITC effective March 20, 2010. He oversees ITC's FMCG businesses - Cigarettes, Foods, Personal Care, Lifestyle Retailing, Education and Stationery Products, Matches and Agarbattis. After completing his MBA in 1979, he worked with DCM as a Management Trainee before joining ITC in 1980 in the Marketing function of the Tobacco Division. During his tenure in the Division, he has handled a wide range of responsibilities in Sales, Brand Management and Product Development. He was Executive Vice President, Marketing of the Tobacco Division before becoming Divisional Chief Executive in 1999.

He has been involved in the incubation and development of ITC's new initiatives in the FMCG sector. He is the Chairman of CII Eastern Region and is also on the Executive Committee of the Indian Chamber of Commerce Calcutta. He is the Vice Chairman of the Indian Society of Advertisers, Eastern Region. He has been a past Chairman of the National Readership Studies Council as well as the Audit Bureau of Circulations, India.

Other Directorships

Name of the Company	Position
Wimco Limited	Chairman & Director
Surya Nepal Private Limited*	Director
King Maker Marketing, Inc., USA*	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Wimco Limited	Audit Committee	Member

Your Directors

Anil Baijal

Anil Baijal (63) joined the ITC Board as a Non-Executive Independent Director on January 22, 2010. Prior to this, he represented the Specified Undertaking of the Unit Trust of India on the ITC Board from July 2007 to August 2009.

Baijal joined the Indian Administrative Service in 1969 from the Union Territories Cadre. In a career spanning over 37 years, he has held various important responsibilities including that of the Union Home Secretary, Chairman & Managing Director - Indian Airlines, Chief Executive Officer - Prasar Bharti Corporation, Vice-Chairman - Delhi Development Authority, Development Commissioner, Goa, and Counsellor in-charge of the Indian Aid Programme in Nepal. He retired in October 2006 as Secretary, Ministry of Urban Development, Government of India. He piloted the flagship programme - Jawaharlal Nehru Urban Renewal Mission - for improving infrastructure and basic services in the country.

Currently, he is a Senior Advisor to the Infrastructure Development & Finance Company Limited (IDFC) and Chairman of IDFC Foundation. In addition, he is the Secretary General of the Federation of Indian Airlines.

Other Directorships

Name of the Company	Position
International Travel House Limited	Director
DLF Pramerica Life Insurance Company Limited	Director
IDFC PPP Trusteeship Company Limited	Director
MMTC Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
DLF Pramerica Life Insurance Company Limited	Audit & Compliance Committee	Chairman
MMTC Limited	Audit Committee	Chairman

S. Banerjee

Shilabhadra Banerjee (61) joined the ITC Board as a representative of the Specified Undertaking of the Unit Trust of India (SUUTI) on February 4, 2010.

Banerjee, a Masters in History from St. Stephen's College, Delhi, began his career in the Indian Administrative Service in 1971 from the Andhra Pradesh Cadre. In a career spanning over 37 years, he has held several eminent positions including that of Joint Secretary in the Ministries of Petroleum & Natural Gas and Urban Development. Banerjee was Director General (Acquisition) in the Ministry of Defence and retired as Secretary, Ministry of Tourism in October 2008. Banerjee spearheaded the infrastructure upgradation at important tourist destinations in India and played a key role in articulating India's response to climate change issues relating to the tourism sector.

He received a Post Graduate Diploma in Public Administration from the Indian Institute of Public Administration, New Delhi in 1992 and an M. Phil degree in Social Sciences from the University of Panjab the same year. Banerjee has been a Visiting Fellow at the Queen Elizabeth House, University of Oxford, U.K. and the National Institute of Urban Affairs, New Delhi. He is currently a Director of IFCI Limited. He does not hold directorship or committee membership of any other company.

A. V. Girija Kumar

A. V. Girija Kumar (50) joined the ITC Board as a representative of the General Insurers' (Public Sector) Association of India on March 19, 2010. He holds a Master's Degree in Business Administration from Jawaharlal Nehru Technological University.

In a career spanning over 28 years, Girija Kumar was with New India Assurance Co. Limited (New India). In New India, he worked at many centres across India, holding various positions including that of Divisional Manager, Senior Divisional Manager and Regional Chief before moving to the Corporate Office in Mumbai, as Deputy General Manager overseeing Techno-marketing, Foreign Business Development and Investments.

On secondment, he was posted as General Manager (Non-Life), Saudi Indian Company for Cooperative Insurance in Saudi Arabia. His responsibilities included facilitating an IPO to raise capital and completing the legal formation of the company in the Kingdom of Saudi Arabia. He joined National Insurance Company Limited (NIC) as a General Manager in 2009. He is currently a Director of NIC. He does not hold directorship or committee membership of any other company.

S. H. Khan

S. H. Khan (71) joined the ITC Board as a Non-Executive Independent Director on October 30, 2006. Khan is the former Chairman and Managing Director of Industrial Development Bank of India (IDBI). He holds a Master's degree in Commerce and is a university Gold Medalist. He is an alumnus of International Management Development Institute, Lausanne.

He started his professional career with RBI and after serving it for a few years moved over to IDBI in 1966. He served IDBI in various capacities for over three decades and retired as its Chairman and Managing Director in 1998. During his tenure as Chairman, IDBI made impressive growth in its operations and profits. He was instrumental in expanding its activities to several new areas like commercial banking, asset management and stock broking. He played an important role in the promotion of two premier capital market institutions viz., NSE and NSDL and guided their operations for 5 years as their first Chairman. He was also involved in the promotion of the rating agency, CARE and served as its Chairman for 10 years. Khan in his capacity as IDBI Chairman has served on the Boards of a number of important institutions such as UTI, LIC, GIC, IFCI, Exim Bank, Deposit Insurance Corporation, Indian Airlines and Air India. Currently he serves as an Independent Director on the Boards of several companies.

Other Directorships

Name of the Company	Position
Infrastructure Development Finance Company Limited	Director
Apollo Health Street Limited	Director
Bajaj Auto Limited	Director
Bajaj Finserv Limited	Director
Bajaj Holdings & Investment Limited	Director
Bajaj Allianz Life Insurance Company Limited	Director
Bajaj Allianz General Insurance Company Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Infrastructure Development Finance Company Limited	Audit Committee	Chairman
	Investors' Grievance Committee	Chairman
Apollo Health Street Limited	Audit Committee	Chairman
Bajaj Auto Limited	Audit Committee	Member
	Shareholders' / Investors' Grievance Committee	Member
Bajaj Finserv Limited	Audit Committee	Member
Bajaj Holdings & Investment Limited	Audit Committee	Member
	Shareholders' / Investors' Grievance Committee	Member
Bajaj Allianz Life Insurance Company Limited	Audit Committee	Chairman
Bajaj Allianz General Insurance Company Limited	Audit Committee	Chairman

Your Directors

S. B. Mathur

S. B. Mathur (65) has been on the ITC Board since July 29, 2005, first as a representative of the Life Insurance Corporation of India (LIC) and then in his individual capacity as a Non-Executive Independent Director.

A qualified Chartered Accountant, Mathur retired from LIC in October 2004 as its Chairman. Subsequently, the Government of India appointed him the Administrator of the Specified Undertaking of the Unit Trust of India in December 2004, up to December 2007.

Mathur took over as Chairman of LIC at a time when the insurance sector had just opened up. Under his leadership, LIC successfully rose to the challenges of a competitive environment by enhancing product offerings.

He joined LIC in 1967 as a Direct Recruit Officer and rose to the rank of Chairman. He held various positions in LIC including Senior Divisional Manager of Gwalior Division, Chief of Corporate Planning, General Manager of LIC (International) E.C., Zonal Manager in charge of Western Zone and Executive Director.

Other Directorships

Name of the Company	Position
IDFC Trustee Company Limited	Chairman & Director
Orbis Financial Corporation Limited	Chairman & Director
National Stock Exchange of India Limited	Director
Axis Bank Limited	Director
UltraTech Cement Limited	Director
National Collateral Management Services Limited	Director
HOEC Limited	Director
Havells India Limited	Director
DCM Shriram Industries Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
Housing Development & Infrastructure Limited	Director
Universal Sompo General Insurance Company Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Havells India Limited	Audit Committee	Chairman
Universal Sompo General Insurance Company Limited	Audit Committee	Chairman
Orbis Financial Corporation Limited	Audit Committee	Member
HOEC Limited	Audit Committee	Member
DCM Shriram Industries Limited	Audit Committee	Member

D. K. Mehrotra

D. K. Mehrotra (57) has been on the ITC Board since May 26, 2006, first as a representative of the Specified Undertaking of the Unit Trust of India and then as a representative of the Life Insurance Corporation of India (LIC). He is currently the Managing Director of LIC. He joined LIC as a Direct Recruit Officer in 1977.

Mehrotra is an Honours Graduate in Science from the Patna University. In an illustrious career spanning 30 years, Mehrotra has held various important positions spanning three Zones and the Corporate Office of LIC. He was Executive Director (International Operations) before being appointed Managing Director.

Mehrotra has attended several important knowledge forums in India and abroad. He is associated with the apex training institutes of insurance in India, like the National Insurance Academy and the Insurance Institute of India. He is also a member of the Supervisory Board of India Advantage Funds I & II of the ICICI Venture Funds Management Company Limited.

Other Directorships

Name of the Company	Position
LICHFL Care Homes Limited	Chairman
LIC (International) B.S.C.(C), Bahrain*	Deputy Chairman & Director
LIC Housing Finance Limited	Managing Director
LIC Cards Services Limited	Director
ACC Limited	Director
Infrastructure Leasing & Financial Services Limited	Director

Committee Membership of other Companies: Nil

H. G. Powell

H. G. Powell (65) joined the ITC Board as a representative of BAT on May 7, 2008. Powell's career, spanning almost 40 years, began in 1963 when he joined Unilever in its Management Development Scheme. He trained with Lever Brothers for 5 years in the Marketing and Sales functions. In 1968, he joined Warner-Lambert Inc. as Brand Manager and became General Manager, Consumer Products, in 1975. A year later, he moved over to Standard Brands in Canada and assumed charge as President of Lowney's Confectionery. Two years later, Powell joined Jacobs Suchard as President of Nabob Foods. He later shifted to Germany to head Jacobs Suchard's coffee and chocolate unit.

In 1984, he joined John Labatt Limited in Canada, and was President of a number of its businesses, including McGavin's Bakeries, Everfresh Juice Company in Chicago, Ontario Breweries and Labatt Brewing Company. In 1995, he took over as Chief Executive Officer of Interbrew Americas and then of Interbrew SA in 1999. Powell retired from Interbrew SA in 2002.

Other Directorships

Name of the Company	Position
Reynolds American Inc.*	Director

Committee Membership of other Companies: Nil

P. B. Ramanujam

P. B. Ramanujam (65) has been on the Board of ITC since October 30, 1998, first as a representative of the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries and then in his individual capacity as a Non-Executive Independent Director. A qualified Chartered Accountant, Ramanujam has held several responsibilities in GIC covering finance, accounts, investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited, and the Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He was also the Chairman of the Committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of three other IRA Committees on technical issues, investment matters and insurance regulatory information system. He was a member of FICCI's Reinsurance Sub-Committee, the Insurance Tariff Advisory Committee and the Advisory Committee on Finance of the Insurance Regulatory and Development Authority (IRDA). Currently he is a member of IRDA's Reinsurance Advisory Committee and the Committee to suggest regulatory changes with regard to capital structure, IPOs, mergers & acquisitions etc. of insurance companies. He is also a member of the Educational Advisory Council of the School of Management, SRM University, Tamil Nadu.

He does not hold directorship or committee membership of any other company.

Your Directors

Anthony Ruys

Anthony Ruys (62) joined the ITC Board as a representative of BAT on January 20, 2009. He holds a degree in commercial law from the University of Utrecht and a Master's degree from the Harvard Business School.

Ruys commenced his career with Unilever in 1974. During his long tenure with Unilever, he served at various senior positions, including that of marketing director and chairman of various subsidiary companies in the Netherlands, Colombia and Italy. In 1993, he joined Heineken as a member of its Executive Board, became Vice-Chairman in 1996 & Chairman in 2002 and remained in that position till 2005. In March 2006, he was appointed to the Board of BAT as a Non-Executive Director. Currently, Ruys also serves as Chairman on the Board of Trustees of Rijksmuseum, Aids Foundation and Madurodam (Miniature City).

Other Directorships

Name of the Company	Position
Schiphol Group NV, NL (Int. Airport)*	Chairman
British American Tobacco p.l.c., UK*	Director
Lottomatica SpA, Italy*	Director
Janivo Holdings BV, NL*	Director

Committee Membership of other Companies: Nil

Basudeb Sen

Basudeb Sen (61) has been on the Board of ITC since March 23,1995, first as a nominee and then as a representative of the Unit Trust of India (UTI), and from July 28, 2000 in his individual capacity as a Non-Executive Independent Director. Sen has over 32 years of management experience in different areas of commercial banking, coal mining, development banking and investment management. He is an M.A. in Economics from the University of Calcutta and a Ph.D. from the Indian Statistical Institute, besides being an alumnus of the Harvard Business School.

Sen has been associated with management education as director / visiting faculty of various business schools and as course director in executive development programmes. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and Executive Director of UTI. His special interest / expertise areas include corporate governance, sustainability, strategic planning, risk management system, investment portfolio management and fund marketing & credit / project appraisal.

Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI and Indian financial institutions and industry associations on issues such as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring. He has been / is on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
Mahanagar Gas Limited	Director
Gujarat NRE Coke Limited	Director
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director
Sumedha Fiscal Services Limited	Director
Ispat Industries Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Mahanagar Gas Limited	Audit Committee	Chairman
Gujarat NRE Coke Limited	Audit Committee	Member
	Investor Grievance Committee	Member
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan (75) joined the ITC Board as a Non-Executive Independent Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition & Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member - Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President - Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director - State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner & Commissioner for Administrative Reforms, Tamil Nadu. During this period, he had also chaired various government committees concerning forests, wildlife, environment and reform of sales tax laws and administration.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History, Chairman, Madras Naturalists' Society, Member of the Committee for Economic Reforms, Jammu and Kashmir, Member of the Board of Trustees of the Indian Bank Mutual Fund and arbitrator for disputes between the public sector coal companies and the State Electricity Boards of Maharashtra, Gujarat, Madhya Pradesh and Chattisgarh. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust.

He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships and Committee Memberships of Directors are as on 31st March, 2010.*
2. *Other Directorships exclude Directorship in Indian Private Limited Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
3. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*

* *Denotes Foreign Company*

Report on Corporate Governance

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance. Its governance framework enjoins the highest standards of ethical and responsible conduct of business to create value for all stakeholders.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints, and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment & accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the

[The cornerstones of ITC's governance philosophy are trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship.]

organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

Strategic supervision	by the Board of Directors
Strategic management	by the Corporate Management Committee
Executive management	by the Divisional / Strategic Business Unit (SBU) Chief Executive assisted by the respective Divisional / SBU Management Committee

The three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by the day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from this structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structure, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structure, policies and practices of governance within the organisation is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board): The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board, as part and parcel of its functioning, also periodically reviews its role.

Corporate Management Committee (CMC): The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the strategic supervision and control of the Board.

Chairman: The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC, respectively. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC): The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director: The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness.
As Directors accountable to the Board for a wholly owned subsidiary or its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director: Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO: The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors, including Independent Directors, be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation unless otherwise approved by the Shareholders. One-third of the Directors who are liable to retire by rotation, retire every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be fewer than five nor more than eighteen. The present strength of the Board is fifteen, of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2010:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	4	27
Non-Executive Independent Directors	9	60
Other Non-Executive Directors	2	13
Total	**15**	**100**

Director	Category	No. of other Directorship(s)[1]	No. of Membership(s) [including Chairmanship(s)] of Board Committees of other companies[2]
Executive Directors			
Y. C. Deveshwar	Chairman	2	Nil
K. N. Grant[3]		1	1
A. Singh[4]		1	Nil
K. Vaidyanath		6	3 [all as Chairman]
Non-Executive Directors			
A. Baijal[5]	Independent Director	4	2 [all as Chairman]
S. H. Khan	Independent Director	7	10 [including 5 as Chairman]
S. B. Mathur	Independent Director	12	5 [including 2 as Chairman]
P. B. Ramanujam	Independent Director	Nil	Nil
B. Sen	Independent Director	6	5 [including 1 as Chairman]
B. Vijayaraghavan	Independent Director	Nil	Nil
S. Banerjee[6]	Independent Director - Representative of Specified Undertaking of the Unit Trust of India as Investor	Nil	Nil
A. V. Girija Kumar[7]	Independent Director - Representative of General Insurers' (Public Sector) Association of India as Investor	Nil	Nil
D. K. Mehrotra	Independent Director - Representative of Life Insurance Corporation of India as Investor	5	Nil
H. G. Powell		Nil	Nil
A. Ruys		Nil	Nil

1. *Excludes Directorship in Indian Private Limited Companies & Foreign Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
2. *Represents Membership / Chairmanship of Audit Committee and Investors Grievance Committee of Indian Public Limited Companies.*
3. *Appointed Executive Director w.e.f. 20th March, 2010.*
4. *Appointed Executive Director w.e.f. 22nd March, 2010, on completion of his term on 21st March, 2010.*
5. *Appointed Director w.e.f. 22nd January, 2010.*
6. *Appointed Director w.e.f. 4th February, 2010.*
7. *Appointed Director w.e.f. 19th March, 2010.*

Note: Other Directorships and Committee Memberships of Directors are as on 31st March, 2010.

Meetings and Attendance

The Company's Governance Policy requires the Board to meet at least six times in a year. The intervening period between two Board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are circulated at least seven working days prior to the Board meeting.

Information placed before the Board

The following are tabled for the Board's periodic review / information / approval:

- Half-Yearly summary of bank guarantees issued.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety and legal compliance.
- Risk management processes.
- Succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of dues to any major creditor.
- Product liability claims of a substantial nature, if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.
- All other matters required to be placed before the Board for its review / information / approval under the statutes, including Clause 49 of the Listing Agreement.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, the Board Committees, the CMC and the Divisional / SBU Management Committees.

Details of Board Meetings during the financial year

During the financial year ended 31st March, 2010, six meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	22nd May, 2009	13	12
2	23rd July, 2009	13	11
3	24th July, 2009	13	12
4	23rd October, 2009	12	11
5	22nd January, 2010	13	10
6	19th March, 2010	14	11

[Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships.]

Attendance at Board Meetings and at Annual General Meeting (AGM) during the financial year

Director	No. of Board meetings attended	Attendance at last AGM
Y. C. Deveshwar	6	Yes
K. N. Grant [1]	NA	NA
A. Singh	6	Yes
K. Vaidyanath	6	Yes
A. Baijal [2]	3	Yes
S. Banerjee [3]	1	NA
A. V. Girija Kumar [4]	NA	NA
R. K. Kaul [5]	4	Yes
S. H. Khan	6	Yes
S. B. Mathur	6	Yes
D. K. Mehrotra	3	Yes
H. G. Powell	5	Yes
P. B. Ramanujam	6	Yes
A. Ruys	3	No
B. Sen	6	Yes
B. Vijayaraghavan	6	Yes

1. *Appointed Executive Director w.e.f. 20th March, 2010.*
2. *Appointed Director w.e.f. 22nd January, 2010; earlier representing Specified Undertaking of the Unit Trust of India up to 26th August, 2009.*
3. *Appointed Director w.e.f. 4th February, 2010.*
4. *Appointed Director w.e.f. 19th March, 2010.*
5. *Ceased to be Director w.e.f. 19th March, 2010.*

COMMITTEES OF THE BOARD

Currently, there are five Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee, the Nominations Committee and the Sustainability Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are generally placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below.

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas;
- safeguarding of assets and adequacy of provisions for all liabilities;
- reliability of financial and other management information and adequacy of disclosures;
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- The going concern assumption
- Major accounting entries based on exercise of judgement by management

- Significant adjustments arising out of audit
- Compliance with Accounting Standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Related party transactions
- Qualifications in draft audit report
- Report of the Directors & Management Discussion and Analysis;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit, including that of wholly owned subsidiaries, and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee presently comprises five Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the

> ITC believes that large corporations which employ a vast quantum of societal resources should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, social and environmental capital.

Audit Committee whenever matters relating to cost audit are considered. All members of the Committee are financially literate; two members, including the Chairman of the Committee, have accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings during the financial year

During the financial year ended 31st March, 2010, nine meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	2nd April, 2009	4	4
2	15th May, 2009	4	4
3	22nd May, 2009	4	4
4	25th June, 2009	4	4
5	23rd July, 2009	4	4
6	1st October, 2009	4	3
7	23rd October, 2009	4	4
8	14th December, 2009	4	3
9	22nd January, 2010	4	3

Attendance at Audit Committee Meetings during the financial year

Director	No. of meetings attended
S. B. Mathur	9
A. Baijal [1]	NA
A. V. Girija Kumar [1]	NA
R. K. Kaul [2]	6
P. B. Ramanujam	9
B. Vijayaraghavan	9

1. Appointed Member w.e.f. 19th March, 2010.

2. Ceased to be Member w.e.f. 19th March, 2010.

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Schemes of the Company.

Composition

The Compensation Committee presently comprises five Non-Executive Directors, four of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings during the financial year

During the financial year ended 31st March, 2010, three meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	23rd July, 2009	4	4
2	24th July, 2009	4	4
3	21st January, 2010	4	4

Attendance at Compensation Committee Meetings during the financial year

Director	No. of meetings attended
S. H. Khan	3
A. Baijal [1]	NA
S. B. Mathur	3
H. G. Powell	3
B. Sen	3

1. Appointed Member w.e.f. 19th March, 2010.

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Chairman and other Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 200% and 150% of their consolidated salary, respectively, as approved by the Shareholders, and as may be determined by the Board on the recommendation of the Compensation Committee, based on qualitative and quantitative assessment of Company performance.

Non-Executive Directors are entitled to remuneration by way of commission for each financial year, up to a maximum of Rs. 6,00,000/- individually, as approved by the Shareholders. Non-Executive Directors' commission is determined by the Board based, inter alia, on Company performance and regulatory provisions. Such commission is payable on a uniform basis to reinforce the principle of collective responsibility. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, the limits for which have been approved by the Shareholders. The sitting fees, as determined by the Board, are presently Rs. 20,000/- for attending each meeting of the Board, Audit Committee, Compensation Committee, Nominations Committee and Sustainability Committee and Rs. 5,000/- for each meeting of the Investor Services Committee. Non-Executive Directors are also entitled to coverage under Personal Accident Insurance.

Details of Remuneration paid to the Directors during the financial year ended 31st March, 2010

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	240.00	38.87	456.00	-	734.87
K. N. Grant[1]	1.55	0.19	-	-	1.74
A. Singh	108.00	22.28	153.90	-	284.18
K. Vaidyanath	93.00	21.08	132.53	-	246.61
A. Baijal[2]	-	-	6.00*	0.60	6.60
S. Banerjee[3]	-	-	-	0.20	0.20
A. V. Girija Kumar[4]	-	-	-	-	-
S. H. Khan	-	-	6.00	2.60	8.60
S. B. Mathur	-	-	6.00	4.40	10.40
D. K. Mehrotra	-	-	6.00*	1.00*	7.00
H. G. Powell[5]	-	-	5.41	1.80	7.21
P. B. Ramanujam	-	-	6.00	4.20	10.20
A. Ruys[6]	-	-	1.17	0.80	1.97
B. Sen	-	-	6.00	3.25	9.25
B. Vijayaraghavan	-	-	6.00	3.60	9.60
J. P. Daly[7]	-	-	4.64*	-	4.64
R. K. Kaul[8]	-	-	6.00*	3.20*	9.20
S. S. H. Rehman[9]	-	-	149.35	-	149.35
Ram S. Tarneja[10]	-	-	2.43	-	2.43

* *Paid to the Institution / Company the Director represents.*

1. *Appointed Executive Director w.e.f. 20th March, 2010.*
2. *Appointed Director w.e.f. 22nd January, 2010; earlier representing Specified Undertaking of the Unit Trust of India up to 26th August, 2009.*
3. *Appointed Director w.e.f. 4th February, 2010.*
4. *Appointed Director w.e.f. 19th March, 2010.*
5. *Appointed Director w.e.f. 7th May, 2008.*
6. *Appointed Director w.e.f. 20th January, 2009.*
7. *Ceased to be Director w.e.f. 8th January, 2009.*
8. *Ceased to be Director w.e.f. 19th March, 2010.*
9. *Ceased to be Director w.e.f. 21st March, 2009.*
10. *Ceased to be Director w.e.f. 27th August, 2008.*

Note: Disclosure with respect to Non-Executive Directors - Pecuniary relationship: None.

[The Sustainability Committee guides the Company in integrating its social and environmental objectives with its business strategies, and shapes ITC's goals in contributing to climate change mitigation.]

Employee Stock Option Scheme

The Company granted 43,46,161 Options during the financial year to the eligible employees of the Company and some of its subsidiary companies.

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the Company of Re.1/- each upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of such vesting.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	:	30% vests
On completion of 24 months from the date of grant of the Options	:	30% vests
On completion of 36 months from the date of grant of the Options	:	40% vests

Shares and Options of Directors

Director	No. of Ordinary Shares of Re.1/- each held (singly / jointly) as on 31st March, 2010	No. of Options granted during the financial year
Y. C. Deveshwar	19,83,320	1,35,000
K. N. Grant	2,59,700	28,125*
A. Singh	9,49,340	67,500
K. Vaidyanath	6,28,240	67,500
A. Baijal	Nil	Nil
S. Banerjee	Nil	Nil
A. V. Girija Kumar	Nil	Nil
S. H. Khan	54,000	10,000
S. B. Mathur	30,500	10,000
D. K. Mehrotra	Nil	Nil
H. G. Powell	Nil	10,000
P. B. Ramanujam	10,000	10,000
A. Ruys	Nil	10,000
B. Sen	3,76,770	6,146
B. Vijayaraghavan	2,00,060	6,146

* *Granted prior to appointment as Executive Director.*

Note : *The Options were granted at the 'market price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

Service Contracts, Severance Fee and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which cover the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates and issue & allotment of shares upon exercise of Options by employees under the Company's Employee Stock Option Schemes etc.

Composition

The Investor Services Committee presently comprises five Directors, four of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings during the financial year

During the financial year ended 31st March, 2010, thirty-two meetings of the Investor Services

Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	2nd April, 2009	5	4
2	21st April, 2009	5	2
3	4th May, 2009	5	2
4	15th May, 2009	5	4
5	21st May, 2009	5	5
6	8th June, 2009	5	3
7	25th June, 2009	5	5
8	6th July, 2009	5	2
9	16th July, 2009	5	3
10	30th July, 2009	5	3
11	17th August, 2009	5	3
12	27th August, 2009	5	3
13	7th September, 2009	5	3
14	16th September, 2009	5	3
15	23rd September, 2009	5	2
16	1st October, 2009	5	5
17	19th October, 2009	5	2
18	27th October, 2009	5	3
19	11th November, 2009	5	3
20	18th November, 2009	5	2
21	27th November, 2009	5	2
22	14th December, 2009	5	3
23	23rd December, 2009	5	2
24	11th January, 2010	5	2
25	18th January, 2010	5	3
26	22nd January, 2010	5	4
27	1st February, 2010	5	2
28	15th February, 2010	5	2
29	23rd February, 2010	5	2
30	3rd March, 2010	5	2
31	12th March, 2010	5	2
32	19th March, 2010	5	4

Attendance at Investor Services Committee Meetings during the financial year

Director	No. of meetings attended
A. V. Girija Kumar [1]	NA
R. K. Kaul [2]	20
P. B. Ramanujam	8
B. Sen	25
A. Singh [3]	31
K. Vaidyanath [4]	NA
B. Vijayaraghavan	8

1. *Appointed Member and Chairman of the Committee w.e.f. 19th March, 2010.*
2. *Ceased to be Member and Chairman of the Committee w.e.f. 19th March, 2010.*
3. *Ceased to be Member w.e.f. 19th March, 2010.*
4. *Appointed Member w.e.f. 19th March, 2010.*

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on Executive Directors' appointment to the Board, appointment to the Corporate Management Committee and the seniormost level of executive management below the Executive Directors.

Composition

The Nominations Committee presently comprises the Chairman of the Company and seven Non-Executive Directors who are Independent Directors. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Nominations Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Nominations Committee Meetings during the financial year

During the financial year ended 31st March, 2010, four meetings of the Nominations Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	23rd October, 2009	6	5
2	14th December, 2009	6	5
3	22nd January, 2010	6	4
4	5th March, 2010	6	5

Attendance at Nominations Committee Meetings during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	4
A. Baijal [1]	NA
S. Banerjee [2]	NA
A. V. Girija Kumar [2]	NA
R. K. Kaul [3]	1
S. H. Khan	4
S. B. Mathur	4
D. K. Mehrotra	2
P. B. Ramanujam	4

1. *Appointed Member w.e.f. 19th March, 2010; earlier was Member up to 26th August, 2009.*
2. *Appointed Member w.e.f. 19th March, 2010.*
3. *Ceased to be Member w.e.f. 19th March, 2010.*

V. SUSTAINABILITY COMMITTEE

The role of the Sustainability Committee is to review, monitor and provide strategic direction to the Company's sustainability practices towards fulfilling its triple bottom line objectives. The Committee seeks to guide the Company in integrating its social and environmental objectives with its business strategies.

Composition

The Sustainability Committee comprises the Chairman of the Company and five Non-Executive Directors, three of whom are Independent Directors. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Sustainability Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

Details of Sustainability Committee Meetings during the financial year

During the financial year ended 31st March, 2010, one meeting of the Sustainability Committee was held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	22nd October, 2009	5	5

Attendance at Sustainability Committee Meetings during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	1
S. Banerjee [1]	NA
H. G. Powell	1
A. Ruys	1
B. Sen	1
B. Vijayaraghavan	1

1. *Appointed Member w.e.f. 19th March, 2010.*

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee presently comprises all the Executive Directors and seven senior members of management. The Chairman of the Company is the Chairman of the Committee. The composition of the Corporate Management Committee is determined by the Board based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided under the section 'Board of Directors & Committees' in the Report and Accounts.

Meetings and Attendance

The meetings of the Corporate Management Committee are chaired by the Chairman of the Company. Minutes of Corporate Management Committee meetings are placed before the Board for its information. Moreover, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings during the financial year

During the financial year ended 31st March, 2010, forty-three meetings of the Corporate Management

Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members / Invitees present
1	17th April, 2009	9	8
2	14th May, 2009	9	9
3	15th & 16th June, 2009	9	9
4	17th July, 2009	10	10
5	21st July, 2009	10	9
6	21st July, 2009	10	3
7	14th August, 2009	10	10
8	17th & 18th September, 2009	10	10
9	14th October, 2009	9	8
10	16th & 17th November, 2009	9	9
11	15th & 16th December, 2009	12	12
12	8th January, 2010	12	11
13	6th February, 2010	12	11
14	6th February, 2010	12	11
15	6th February, 2010	12	11
16	8th February, 2010	12	12
17	8th February, 2010	12	12
18	8th February, 2010	12	12
19	10th February, 2010	12	11
20	10th February, 2010	12	11
21	12th February, 2010	12	11
22	12th February, 2010	12	11
23	15th February, 2010	12	11
24	16th February, 2010	12	11
25	17th February, 2010	12	11
26	17th February, 2010	12	11
27	24th February, 2010	12	10
28	25th February, 2010	12	11
29	25th February, 2010	12	11
30	1st March, 2010	12	11
31	1st March, 2010	12	11
32	4th March, 2010	12	11
33	5th March, 2010	12	10
34	5th March, 2010	12	10
35	6th March, 2010	12	11
36	6th March, 2010	12	11
37	8th March, 2010	12	10
38	8th March, 2010	12	10
39	8th March, 2010	12	10
40	10th March, 2010	12	11
41	10th March, 2010	12	11
42	15th March, 2010	12	10
43	15th March, 2010	12	10

Attendance at Corporate Management Committee Meetings during the financial year

Member	No. of meetings attended
Y. C. Deveshwar	43
K. N. Grant	39
A. Singh	36
K. Vaidyanath	43
N. Anand	42
B. B. Chatterjee [1]	33
P. Chatterjee [2]	6
R. G. Jacob [3]	7
A. Nayak	41
T. V. Ramaswamy [4]	36
S. Sivakumar [1]	33
R. Srinivasan	16
K. S. Suresh [1]	30
R. Tandon [5]	39

1. *Appointed to the Committee w.e.f. 14th December, 2009.*
2. *Ceased w.e.f. 17th August, 2009 consequent upon retirement from the services of the Company.*
3. *Ceased w.e.f. 29th September, 2009 consequent upon retirement from the services of the Company.*
4. *Appointed to the Committee w.e.f. 17th August, 2009.*
5. *Appointed to the Committee w.e.f. 17th July, 2009.*

DISCLOSURES

- Materially significant related party transactions which may have potential conflict with the interests of the Company at large:

  None

- Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years:

  None

- Material non-listed subsidiary companies as defined in Clause 49 of the Listing Agreement with Stock Exchanges:

  None

- Inter-se relationships between Directors of the Company:

  None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The quarterly results of the Company were announced within a month of completion of the quarter. Audited annual results alongwith the results for the fourth quarter were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers, and also in Luxemburger Wort, Luxembourg. All these results were posted on the Corporate Filing and Dissemination System (CFDS) website (www.corpfiling.co.in). As in the past, the Company will publish its quarterly, half-yearly and annual financial results and will also post the same on the CFDS website.
- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on the CFDS website.
- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, including sustainability initiatives comprising CSR activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. An exclusive section on 'Shareholder Value' serves to inform and service Shareholders, enabling them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major media releases from the Company and relevant media reports. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are also posted on the Company's website.
- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The ITC Code of Conduct, as adopted by the Board of Directors, is applicable to Directors, senior management and employees of the Company. The Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and senior management of the Company have affirmed compliance with The ITC Code of Conduct for the financial year ended 31st March, 2010.

Y. C. Deveshwar
Kolkata, 21st May, 2010. Chairman

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC Code of Conduct for Prevention of Insider Trading ('ITC Code'), as approved by the Board of Directors, inter alia, prohibits purchase / sale of securities of the Company by Directors and employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

NON - MANDATORY REQUIREMENTS UNDER CLAUSE 49 OF THE LISTING AGREEMENT

The status of compliance with the non-mandatory requirements of Clause 49 of the Listing Agreement is provided below:

1. **Non-Executive Chairman's Office:** The Chairman of the Company is the Executive Chairman and hence this provision is not applicable.
2. **Tenure of Independent Directors:** In terms of the Governance Policy of the Company, all Directors, including Independent Directors, are appointed / re-appointed for a period of three to five years or a

shorter duration in accordance with retirement guidelines as determined by the Board from time to time. No maximum tenure for Independent Directors has been specifically determined by the Board.

3. **Remuneration Committee:** The Company has a Remuneration Committee under the nomenclature 'Compensation Committee', the details of which are provided in this Report under the section 'Committees of the Board - Remuneration Committee'.
4. **Shareholder Rights:** The quarterly, half-yearly and annual financial results of the Company are published in newspapers on an all India basis and are also posted on the Company's corporate website. Significant events are also posted on this website under the 'Newsroom' section. The complete Annual Report is sent to every Shareholder of the Company.
5. **Audit Qualifications:** It is always the Company's endeavour to present unqualified financial statements. There are no audit qualifications in the Company's financial statements for the year ended 31st March, 2010.
6. **Training of Board members:** The Board is equipped to perform its role of business assessment through inputs from time to time. Directors are fully briefed on all business related matters, risk assessment & minimisation procedures, and new initiatives proposed by the Company. Directors are also updated on changes / developments in the domestic / global corporate and industry scenario including those pertaining to statutes / legislation and economic environment.
7. **Mechanism for evaluation of Non-Executive Directors:** The role of the Board of Directors is to provide direction and exercise control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board has so far evaluated Non-Executive Directors collectively to reinforce the principle of collective responsibility.
8. **Whistle-Blower Policy:** The Company encourages an open door policy where employees have access to the Head of the Business / Function. In terms of The ITC Code of Conduct, any instance of non-adherence to the Code / any other observed unethical behaviour is to be brought to the attention of the immediate reporting authority, who is required to report the same to the Head of Corporate Human Resources.

CORPORATE GOVERNANCE VOLUNTARY GUIDELINES 2009

As a frontrunner in Corporate Governance in India, the Company's policies and practices embrace most of the elements of the Corporate Governance Voluntary Guidelines 2009 issued by the Ministry of Corporate Affairs. The Company will be reviewing its Corporate Governance parameters in the context of the other recommendations under the said Guidelines for appropriate adoption in keeping with the Company's unique business model.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate, as stipulated in Clause 49 of the Listing Agreement with Stock Exchanges, that the Company has complied with the conditions of Corporate Governance is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

[Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.]

100 Inspiring Years
1910-2010

Shareholder Information

AGM Details

Date	Friday, 23rd July, 2010
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Friday, 11th June, 2010 to Friday, 18th June, 2010 (both days inclusive)
Dividend Payment Date	Monday, 26th July, 2010

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC) provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent. During the year, the ISO Quality Management System Certification for ISC for investor servicing was upgraded from ISO 9001 : 2000 to ISO 9001 : 2008.

Shareholder Satisfaction Survey

In the Shareholder Satisfaction Survey conducted during the year, investors expressed a high degree of satisfaction with the services provided by ISC.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfers are generally completed within three working days from the date of receipt of request. There were no share transfers pending as on 31st March, 2010. The Committee met forty-eight times during the financial year.

The Committee comprises the following:

K. Vaidyanath, Executive Director	- Chairman
B.B. Chatterjee, Executive Vice President & Company Secretary	- Member
K.S. Suresh, General Counsel	- Member

A. Bose, Deputy Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under the Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company attends to Shareholder / Investor complaints and other correspondence generally within a period of five working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over title to Shares in which the Company has been made a party. These cases however are not material in nature.

The Company received just one complaint relating to non-receipt of share certificates during the financial year ended 31st March, 2010. The said complaint has been resolved.

The e-mail ID earmarked for investor complaints : isc@itc.in

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be traded in the dematerialised form and are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01025. The annual custody fee for the financial year 2010-11 has been paid to NSDL and CDSL, the Depositories.

During the year, 84,23,357 Shares of the Company, covered in 2,848 requests and constituting 0.22% of the issued and subscribed Share Capital of the Company, were dematerialised. As on 31st March, 2010, 2,49,33,12,183 Shares of the Company constituting 65.30% of the issued and subscribed Share Capital stand dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within one working day.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges and consistently rank among the top frequently traded shares, both in terms of number of shares traded as well as in terms of value. The Company's market capitalisation for the first time crossed Rs. 1,00,000 crores during the year and stood at Rs. 1,00,437 crores on 31st March, 2010.

Distribution of Shareholding as on 31st March, 2010

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 – 5000	41,507	2,78,084	3,19,591	94.17	4,29,11,633	1.13	11,85,38,562	3.10	16,14,50,195	4.23
5001 – 10000	2,880	7,518	10,398	3.06	2,10,86,220	0.55	5,46,87,066	1.44	7,57,73,286	1.99
10001 – 20000	1,153	3,992	5,145	1.52	1,58,94,019	0.42	5,59,88,189	1.46	7,18,82,208	1.88
20001 – 30000	452	1,329	1,781	0.52	1,10,64,715	0.29	3,26,29,225	0.86	4,36,93,940	1.15
30001 – 40000	147	506	653	0.19	50,90,295	0.13	1,75,46,266	0.46	2,26,36,561	0.59
40001 – 50000	85	375	460	0.14	37,84,350	0.10	1,69,33,405	0.44	2,07,17,755	0.54
50001 – 100000	85	563	648	0.19	58,04,965	0.15	3,82,75,418	1.00	4,40,80,383	1.15
100001 and above	45	662	707	0.21	1,21,92,28,410	31.93	2,15,87,14,052	56.54	3,37,79,42,462	88.47
Total	**46,354**	**2,93,029**	**3,39,383**	**100.00**	**1,32,48,64,607**	**34.70**	**2,49,33,12,183**	**65.30**	**3,81,81,76,790**	**100.00**

Shares held in Physical and Dematerialised form as on 31st March, 2010


34.70%
0.86%
64.44%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2010

Category	No. of Shares held	%
(A) Institutional Shareholding		
Banks, Financial Institutions, Insurance Companies and Mutual Funds	1,41,81,87,984	37.14
Foreign Institutional Investors	51,17,14,478	13.40
Central and State Governments	15,18,140	0.04
Sub-Total (A)	**1,93,14,20,602**	**50.58**
(B) Non-Institutional Shareholding		
Foreign Companies	1,20,73,51,692	31.62
NRIs and Foreign Nationals	2,09,23,062	0.55
Bodies Corporate	19,75,71,154	5.17
Public and Others	44,62,09,296	11.69
Sub-Total (B)	**1,87,20,55,204**	**49.03**
Public Shareholding (A+B)	**3,80,34,75,806**	**99.61**
Shares underlying Global Depository Receipts	**1,47,00,984**	**0.39**
Total	**3,81,81,76,790**	**100.00**

Shareholding Pattern as on 31st March, 2010


Banks, Financial Institutions, Insurance Companies and Mutual Funds 37.14%
Foreign Companies 31.62%
Foreign Institutional Investors 13.40%
Public and Others 11.69%
Bodies Corporate 5.17%
NRIs and Foreign Nationals 0.55%
Shares underlying Global Depository Receipts 0.39%
Central and State Governments 0.04%
0
5
10
15
20
25
30
35
40

Shareholder Information

Top Ten Shareholders as on 31st March, 2010

Sl. No.	Name of the Shareholder	No. of Shares held	%
1	Tobacco Manufacturers (India) Limited	99,27,82,440	26.00
2	Life Insurance Corporation of India	52,37,99,168	13.72
3	Specified Undertaking of the Unit Trust of India	44,83,60,545	11.74
4	Myddleton Investment Company Limited	16,21,03,980	4.25
5	The New India Assurance Company Limited	8,55,21,835	2.24
6	General Insurance Corporation of India	7,33,67,104	1.92
7	The Oriental Insurance Company Limited	7,06,15,780	1.85
8	National Insurance Company Limited	6,57,61,110	1.72
9	ICICI Prudential Life Insurance Company Limited	5,30,66,676	1.39
10	Rothmans International Enterprises Limited	5,16,51,630	1.35

Global Depository Receipts

Pursuant to the offer of Global Depository Receipts (GDRs) made by the Company in 1993, 1,47,00,984 GDRs, representing 1,47,00,984 underlying Shares of the Company i.e. 0.39% of the issued and subscribed Share Capital, were outstanding as on 31st March, 2010.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919) at Societe de la Bourse de Luxembourg,11, av de la Porte-Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2010 has been paid.

Listing of Shares on Stock Exchanges with Stock Code

Stock Exchange	Stock Code
National Stock Exchange of India Ltd. Exchange Plaza, Bandra-Kurla Complex, Bandra (E) Mumbai 400 051 Telephone nos. : 022-2659 8100/14 Facsimile no. : 022-2659 8120 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC
Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers, Dalal Street Mumbai 400 001 Telephone nos. : 022-2272 1233/34 Facsimile no. : 022-2272 1919 e-mail : is@bseindia.com website : www.bseindia.com	500875
The Calcutta Stock Exchange Ltd. 7, Lyons Range Kolkata 700 001 Telephone nos. : 033-2210 4470/77 Facsimile no. : 033-2210 2210 e-mail : cseisc@cse-india.com website : www.cse-india.com	10000018

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	ITC IS
Bombay Stock Exchange Ltd.	ITC.BO	ITC IB

The Listing Fee for the financial year 2010-11 has been paid to the Stock Exchanges.

Monthly High and Low Quotes and Volume of Shares traded on National Stock Exchange (NSE), Bombay Stock Exchange (BSE), Calcutta Stock Exchange (CSE) and GDRs on Luxembourg Stock Exchange (LSE)

Year & Month	NSE			BSE			CSE			LSE		
	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (US$)	Low (US$)	Volume in 000's (Nos.)
2009 APRIL	194.25	177.50	9,27,80	194.80	177.60	1,19,02	Nil	Nil	Nil	3.82	3.60	Nil
MAY	223.25	179.55	14,57,95	209.00	179.35	1,53,86	196.00	182.60	12	4.17	3.76	Nil
JUNE	210.00	180.50	20,73,53	209.70	180.25	2,92,39	199.00	191.20	6	4.39	3.95	20
JULY	253.00	187.20	15,48,43	252.25	187.20	2,61,16	239.00	227.90	1	5.23	4.00	7
AUGUST	253.00	218.05	8,83,60	252.00	218.00	1,12,93	Nil	Nil	Nil	5.23	4.41	1
SEPTEMBER	238.00	222.40	10,73,97	237.90	223.00	1,14,64	232.55	232.50	Nil	4.90	4.55	46
OCTOBER	266.50	230.00	9,30,63	267.90	230.00	1,15,47	Nil	Nil	Nil	5.66	4.86	8
NOVEMBER	271.00	243.10	8,36,31	271.30	244.00	99,99	264.50	264.45	Nil	5.81	5.24	Nil
DECEMBER	260.50	243.20	6,55,42	260.40	232.00	76,34	256.90	245.30	27	5.57	5.21	Nil
2010 JANUARY	259.50	241.25	8,52,57	259.60	241.50	99,84	255.40	247.50	8	5.64	5.30	Nil
FEBRUARY	254.85	228.80	8,55,65	254.65	229.00	77,74	250.10	246.40	21	5.49	4.80	2
MARCH	272.90	235.00	8,75,67	272.70	232.00	1,20,01	264.75	236.35	34	5.96	5.03	29

ITC Share Price vis-à-vis S&P CNX Nifty


ITC Share Price (Rs.)
300
250
200
150
100
S&P CNX Nifty
6000
5000
4000
3000
2000
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
ITC Share Price
S&P CNX Nifty

Note – Indicates monthly closing positions.

ITC Share Price & Volume traded on NSE


ITC Share Price (Rs.)
300
250
200
150
100
Volume Traded ('000 Shares)
250000
200000
150000
100000
50000
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Highest
Lowest
Volume Traded

Note – Indicates monthly high & low price and monthly volume.

100 Inspiring Years
1910-2010

Shareholder Information

Dividend History (Last 10 Years)

Financial Year	Dividend per Share (Rs.)	Total Dividend (Rs. in Crores)
2009-10	10.00 *	3818.18 *
2008-09	3.70	1396.53
2007-08	3.50	1319.02
2006-07	3.10	1166.29
2005-06	2.65 **	995.12 **
2004-05	31.00 #	773.25
2003-04	20.00 #	495.36
2002-03	15.00 #	371.27
2001-02	13.50 #	334.14
2000-01	10.00 #	245.41

* *Subject to approval of Members. Includes special Centenary Dividend of Rs.5.50 per Share.*
** *On expanded Share Capital arising out of issue of Bonus Shares in the ratio of 1:2.*
# *On face value of Rs.10/- per Share.*

Financial Calendar

	Financial Year 2010-11	
1	First Quarter Results	July 2010
2	Second Quarter and Half-Year Results	October 2010
3	Third Quarter Results	January 2011
4	Fourth Quarter and Annual Results	May 2011

Particulars of past three AGMs

AGM	Financial Year	Venue	Date	Time	Special Resolutions passed
98th	2008-09	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	24/07/2009	10.30 a.m.	• Appointment of Auditors.
97th	2007-08	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	30/07/2008	10.30 a.m.	• Appointment of Auditors. • Payment of commission to Non-Executive Directors.
96th	2006-07	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	27/07/2007	10.30 a.m.	• Appointment of Auditors.

Postal Ballot

No special resolution requiring a postal ballot was proposed last year. No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bengaluru
1. Meenakunte Village
Jallahobli
Bengaluru
Karnataka 562 157

Kolkata
2. 93/1 Karl Marx Sarani
Kolkata
West Bengal 700 043

Munger
3. Basdeopur P.O.
District Munger
Bihar 811 202

Ranjangaon
4. Plot No. B-27, MIDC
Ranjangaon, Taluka Shirur
District Pune
Maharashtra 412 220

Saharanpur
5. Sardar Patel Marg
Saharanpur
Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra
1. ITC Mughal*
Taj Ganj
Agra 282 001

Bengaluru
2. ITC Royal Gardenia*
1, Residency Road
Bengaluru 560 025

3. ITC Windsor*
25, Windsor Square
Golf Course Road
Bengaluru 560 052

Chennai
4. Sheraton Chola Hotel
Cathedral Road
Chennai 600 086

Jaipur
5. Sheraton Rajputana Hotel
Palace Road
Jaipur 302 006

Kolkata
6. ITC Sonar*
1, JBS Haldane Avenue
Kolkata 700 046

Mumbai
7. ITC Maratha*
Sahar
Mumbai 400 099

8. ITC Grand Central*
287, Dr. B. Ambedkar Road
Parel
Mumbai 400 012

New Delhi
9. ITC Maurya*
Sardar Patel Marg
Diplomatic Enclave
New Delhi 110 021

10. Sheraton New Delhi Hotel
District Centre, Saket
New Delhi 110 017

Licenced Hotels

Kota
11. WelcomHeritage
Umed Bhawan Palace
Palace Road
Kota 324 001

Port Blair
12. Fortune Resort Bay Island
Marine Hill
Port Blair 744 101

Vadodara
13. WelcomHotel Vadodara
R. C. Dutt Road, Alkapuri
Vadodara 390 007

Hotels Under Operating Services

Aurangabad
14. WelcomHotel Rama International
R-3, Chikalthana
Aurangabad 431 210

Chennai
15. Sheraton Park Hotel & Towers
132, T. T. K. Road
Chennai 600 018

Hyderabad
16. ITC Kakatiya*
6-3-1187, Begumpet
Hyderabad 500 016

Visakhapatnam
17. WelcomHotel Grand Bay
Beach Road
Visakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti
1. Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala
2. Chirala
Prakasam District
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Chennai
1. Tiruvottiyur
Chennai
Tamil Nadu 600 019

Haridwar
2. Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

Munger
3. Basdeopur P.O.
District Munger
Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram
1. Anrich Industrial Estate
Village Bollaram, Medak District
Andhra Pradesh 502 325

Sarapaka
2. Sarapaka Village
Khammam District
Andhra Pradesh 507 128

Thekkampatty
3. Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Tribeni
4. P.O. Chandrahati
District Hooghly
West Bengal 712 504

FOODS FACTORIES

Haridwar
1. Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

** Operating under 'The Luxury Collection' brand under Licence from Sheraton International, Inc.*

Shareholder Information

Ranjangaon
2. Plot No. D-1, MIDC
Ranjangaon, Taluka Shirur
District Pune
Maharashtra 412 220

PERSONAL CARE PRODUCTS FACTORIES

Haridwar
1. Plot No. 1, Sector 11
Integrated Industrial Estate
Haridwar
Uttarakhand 249 403

Manpura
2. Village Manpura
Tehsil Baddi
District Solan
Himachal Pradesh 174 101

CHOUPAL SAAGARS - RURAL SERVICES CENTRES

Amravati
1. Old Survey No. 12/5-12/7
Patwari Halka No. 48
Mouza Degaon
Pargana Nandgaon Peth
Tehsil & District Amravati
Maharashtra 444 901

Badaun
2. Khasra No. 10 & 12/3 (Part)
Village Khunak
Tehsil, Pargana & District Badaun
Uttar Pradesh 243 601

Bahraich
3. Khasra No. 475-477, 496-Kha, 497-498, 500-Mi, 501-507 & 509
Village Mohammad Nagar
Tehsil, Pargana & District Bahraich
Uttar Pradesh 271 801

Chandouli
4. Khasra No. 57-62 & 641
Muhabatpur Village
Ganj Khwaja
Pargana Dhoos
Tehsil Sakaldeeha
District Chandouli
Uttar Pradesh 232 104

Chindwara
5. Khasra No. 16/1, 16/4, 16/5
Patwari Halka No. 34
Village Imaliya Bohata
District Chindwara
Madhya Pradesh 480 001

Dewas
6. Survey No. 295 & 294/2
Patwari Halka No. 26
Village Lohar Pipliya
Tehsil & District Dewas
Madhya Pradesh 455 001

Dhar
7. Plot No. 438, Halka No. 13
Village Jaitpura
Ahmedabad - Indore Road
Dhar
Madhya Pradesh 454 001

Gonda
8. Khasra No. 421-424, 427-428, 431, 433-434, 442-446, 451-454, 420 (Part), 447 (Part), 448 (Part) & 457 (Part)
Village Haripur
Tehsil, Pargana & District Gonda
Uttar Pradesh 271 001

Hardoi
9. Khasra No. 658 & 659
Village Korriyan
Pargana Gopamau
Shahjahanpur Road
Tehsil & District Hardoi
Uttar Pradesh 241 001

Hathras
10. Khasra No. 21, Village Srinagar
Pargana & Tehsil Sasni
District Hathras
Uttar Pradesh 204 216

Itarsi
11. Survey No. 309/5, 310/2 & 310/3
Halka No. 11
Village Raisalpur
Tehsil Itarsi
District Hoshangabad
Madhya Pradesh 461 111

Jagdishpur
12. Khasra No. 2377-2380
Village Kathura
Pargana Jagdishpur
Tehsil Musafirkhana
District Sultanpur
Uttar Pradesh 227 817

Mandsaur
13. Patwari Halka No. 14
Village Azizkhedi
Survey No. 30, 31, 32, 33
Tehsil & District Mandsaur
Madhya Pradesh 458 001

Mhow
14. Village Gawli Palasia
Patwari Halka No. 20
Tehsil Ambedkar Nagar, Mhow
District Indore
Madhya Pradesh 453 441

Nagda
15. Khasra No. 1393-1394, 1396-1397
Village Padliya Kala, Nagda Junction
Tehsil Nagda
District Ujjain
Madhya Pradesh 456 335

Parbhani
16. Vasmat Road
Gate No. 803
Near Water Filter Plant (Assola)
Parbhani
Maharashtra 431 401

Pilibhit
17. Khasra No. 261
Village Sandiya Mustakil
Tehsil, Pargana & District Pilibhit
Uttar Pradesh 262 001

Ratlam
18. Survey No. 107/1-107/3
Village Kharakhedi
Tehsil & District Ratlam
Madhya Pradesh 457 001

Sehore
19. Khasra No. 208-209
Village Rafiqganj
Tehsil & District Sehore
Madhya Pradesh 466 001

Ujjain
20. Survey No. 433/3, 456 & 458
Patwari Halka No. 19
Village Kamed
Tehsil Ghattia, District Ujjain
Madhya Pradesh 456 001

Vidisha
21. Survey No. 18
Patwari Halka No. 35
Village Bais
Tehsil & District Vidisha
Madhya Pradesh 464 001

Wardha
22. Survey No. 151/1 & 151/4
Mouza No. 17, Mouza Inzapur
Tehsil & District Wardha
Maharashtra 442 001

Washim
23. Survey No. 104
Patwari Halka No. 10
Mouza Zakalwadi, Akola Road
Taluka & District Washim
Maharashtra 444 505

Yavatmal
24. Bhumapan No. 15/2-H
Village Parwa
Taluka & District Yavatmal
Maharashtra 445 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon
86, Industrial Estate, Phase I
Udyog Vihar
Gurgaon
Haryana 122 016

Wills Lifestyle Stores

Agra
1. ITC Mughal
Taj Ganj
Agra 282 001
Tel No: 0562-4021700

Ahmedabad
2. Shop No. 3, Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006
Tel No: 079-26402303

3. Shop No. 231-232
Iscon Mega Mall
Near Iscon Temple
Sarkhej National Highway
Ahmedabad 380 054
Tel No: 079-40026308

Bengaluru
4. No. 6, Brigade Road
Bengaluru 560 001
Tel No: 080-41123662

5. 664, Binnamangala
First Stage, 100 Ft. Road
Indira Nagar
Bengaluru 560 038
Tel No: 080-41715665

6. ITC Royal Gardenia
No. 1, Residency Road
Bengaluru 560 025
Tel No: 080-43455301

Bhubaneshwar
7. No. 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007
Tel No: 0674-2544386

8. Shop No. 202, Second Floor
Pal Height, Jaidev Vihar
Bhubaneshwar 751 006
Tel No: 0674-2361043

Chandigarh
9. SCO 14, Sector 17E
Chandigarh 160 017
Tel No: 0172-6549856

Chennai
10. 19, Ground Floor, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034
Tel No: 044-28332516

11. Shop No. 6, Ground Floor
Chennai Citi Centre
10 & 11, Dr. Radhakrishna Salai
Chennai 600 004
Tel No: 044-43536214

12. Shop No. 23, Ampa Skyline Mall
N. M. Road, Aminjikarai
Chennai 600 029
Tel No: 044-42082522

Dehradun
13. 56, Rajpur Road
Dehradun 248 001
Tel No: 0135-2743444

Ernakulam
14. Ground Floor, No. 40/7182
M. G. Road
Ernakulam 682 035
Tel No: 0484-3918800

Gurgaon
15. Shop No. 17-20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4104444

16. Shop No. G 64 & 65
Ambi Mall, Ambience Island
National Highway No. 8
Gurgaon 122 001
Tel No: 0124-4665492

Hyderabad
17. Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082
Tel No: 040-66364700

Indore
18. Shop No. 11, Ground Floor
C-21 Mall
Plot No. 94-104 & 300-303
Scheme No. 54
A. B. Road
Indore 452 010
Tel No: 0731-4095717

Jaipur
19. Gulab Niwas
M. I. Road
Jaipur 302 001
Tel No: 0141-2365017

20. Shop No. G23-25
Triton The Mega Mall
Jhotwara Road
Near Chomu Pulia
Jaipur 302 012
Tel No: 0141-5156731

Jammu
21. 5 & 6 Residency Road
Jammu 180 001
Tel No: 0191-2573153

Kolkata
22. 19B, Shakespeare Sarani
Kolkata 700 071
Tel No: 033-22826102

23. C-008 & C-010, City Centre
Block-DC, Sector 1
Salt Lake City
Kolkata 700 101
Tel No: 033-23589152

24. Shop No. S026
South City Mall
375, Prince Anwar Shah Road
Kolkata 700 068
Tel No: 033-40072207

25. Tollygunge Club
120, Deshapran Sasmal Road
Kolkata 700 033
Tel No: 033-24732316

Lucknow
26. B-1, First Floor
Fun Republic Mall
Gomti Nagar
Lucknow 226 010
Tel No: 0522-4060666

27. Shop No. 25, Sahara Ganj
Hazrat Ganj, Shah Nazaf Road
Lucknow 226 001
Tel No: 0522-4008401

Ludhiana
28. 85/4A, The Mall
Ludhiana 141 001
Tel No: 0161-2441423

29. Shop No. 44-45, 50-51
First Floor, The Westend Mall
Ferozpur Road
Ludhiana 141 012
Tel No: 0161-4644436

Mumbai / Thane
30. Shop No. 2, 3 & 32
Ruki Mahal Co-operative
Housing Society Ltd.
Colaba
Mumbai 400 005
Tel No: 022-22818261

31. G-24, Inorbit Mall
Plot No. 39/1, Sector 30 A
Vashi
Navi Mumbai 400 705
Tel No: 022-65251162

32. F-8 & 9, Inorbit Mall
Mindspace, Malad Link Road
Malad (West)
Mumbai 400 064
Tel No: 022-2871224

33. Unit No. 10, SSP Building
Nirmal Lifestyle
LBS Marg, Mulund (West)
Mumbai 400 080
Tel No: 022-66490407

34. Unit No. 4 & 5
Skyzone Level 1, Block 2
Phoenix Mills Compound
462, Senapati Bapat Marg
Lower Parel
Mumbai 400 013
Tel No: 022-40040604

35. Shop No. G11, Mega Mall
Malad Linking Road
Oshiwara, Andheri (West)
Mumbai 400 104
Tel No: 022-40167330

36. F21 & 22, Korum Mall
Mangal Pandey Road
Eastern Express Highway
District Thane (West) 400 606
Tel No: 022-25417474

Nagpur

37. Jagat Millennium
Amravati Road, Dharampeth
Nagpur 440 014
Tel No: 0712-6647195

New Delhi

38. F-41, South Extension-I
New Delhi 110 049
Tel No: 011-41648524

39. 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005
Tel No: 011-28750433

40. E-2, Connaught Place
New Delhi 110 001
Tel No: 011-23417960

41. M-12, Greater Kailash-I
New Delhi 110 048
Tel No: 011-29232555

42. ITC Maurya
Sardar Patel Marg
Diplomatic Enclave
New Delhi 110 021
Tel No: 011-42099200

43. Shop No. GF 10 & 11
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
Tel No: 011-25105150

44. Select Citywalk, G 3 & 4
Ground Floor
Plot No. A3
District Centre Saket
New Delhi 110 017
Tel No: 011-42658267

Noida

45. Shop No. G 32, Unitech Mall
Noida Amusement Park
Sector 38A, Great India Place
Noida 201 301
Tel No: 0120-2458992

Panjim

46. 3293, M. G. Road
Panjim 403 001
Tel No: 0832-6641222

Pune

47. 1204/22, Ground Floor
Shivaji Nagar
Junglee Maharaj Road
Pune 411 004
Tel No: 020-66019401

48. 11, Moledina Road
Pune 411 001
Tel No: 020-26121222

Raipur

49. Unit No. 12, City Mall 36
G. E. Road, NH 06
Raipur 492 006
Tel No: 0711-6454545

Ranchi

50. Shop No. 1
Eastern Block of Second Floor
GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001
Tel No: 0651-2330909

Siliguri

51. Shop No. 20 & 21
Lower Ground Floor
Cosmos Mall, Sevoke Road
Siliguri 734 001
Tel No: 0353-2545254

Surat

52. Shop No. 312 & 313
Second Floor
Iscon Prozone Mall
Domas Road
Surat 395 007
Tel No: 0261-6454599

Thiruvananthapuram

53. Shop No. 1, Pan African Plaza
M. G. Road
Thiruvananthapuram 695 001
Tel No: 0471-3012008

Vadodara

54. Shop No. 42-44
Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
Tel No: 0265-2325764

55. Centre Square Mall
Near Genda Circle
Sarabhai Road, Wadi-Wadi
Vadodara 390 007
Tel No: 0265-6453740

Visakhapatnam

56. Shop No. 1, Rednam Manor
Dwarka Nagar
Near Diamond Park
Visakhapatnam 530 016
Tel No: 0891-2702881

John Players Stores*

Bengaluru

57. No. 12/29, Gentry Plaza
11th Main, 4th Block
Jayanagar
Bengaluru 560 011
Tel No: 080-41103338

58. Shop No. 8-9, Total Mall
Madiwala
Bengaluru 560 068
Tel No: 080-41730902

59. Shop No. 1, Total Mall
Sarjapur Road
Bengaluru 560 037
Tel No: 080-41486573

Chennai

60. No. 68 (Old No. 89)
Sir Thygaraya Road
Pondy Bazaar, T. Nagar
Chennai 600 017
Tel No: 044-43502651

61. Shop No. 129A
Spencer Plaza, Phase III
First Floor, 769, Anna Salai
Chennai 600 002
Tel No: 044-52652449

62. Shop No. 145, AA Block
Third Avenue
Anna Nagar
Chennai 600 040
Tel No: 044-42611257

Hyderabad

63. Shop No. 211, Second Floor
City Centre
Banjara Hills
Hyderabad 500 003
Tel No: 040-27810092

64. Shop No. 16-11-704/5/A/9 & 10
Opp. Kala Niketan
Dilsukhnagar
Hyderabad 500 060
Tel No: 040-66562102

Kolkata

65. 25B, Camac Street
Kolkata 700 016
Tel No: 033-22896244

66. 6/1, Lindsay Street
Kolkata 700 087
Tel No: 033-22497887

67. 200/2C, R. B. Avenue
Gariahat
Kolkata 700 029
Tel No: 033-24664928

68. 8, Brahmo Samaj Road
Behala
Kolkata 700 034
Tel No: 033-24989752

Mumbai / Thane

69. 20, Cusrow Bagh
Colaba
Mumbai 400 005
Tel No: 022-22876454

70. Nakshatra Mall
Unit No. 21, 22, 23 & 24
Gokhle Road, Dadar
Mumbai 400 028
Tel No: 022-24360794

71. Shop No. 2 & 2A, First Floor
Akshay Plaza Co-operative Society
Chembur
Mumbai 400 071
Tel No: 022-25290004

72. Shop No. 1-4
Nadiadwala Chawl
SV Road, Opp. Paaneri
Andheri (West)
Mumbai 400 058
Tel No: 022-26203990

73. Shop No. 34/35
City Centre Mall
Sector No. 19D
Palm Beach Road
Vashi
Navi Mumbai 400 733
Tel No: 022-27893926

74. 107/108, First Floor
Little World Mall, Sector 2
Khargar
Mumbai 410 210
Tel No: 09022949391

75. Shop No. 1
Chandarvakar Lane
Borivali West
Mumbai 400 092
Tel No: 022-28946880

76. Shop No. F38A
First Floor, Eternity Mall
Near Eastern Expressway
Tin Hath Naka
District Thane (West) 400 601
Tel No: 022-25801526

77. Shop No. 1
Martuvaibhav Naughar
Vasai
District Thane (West) 401 202
Tel No: 0250-2335477

New Delhi / NCR

78. D-35, Lajpat Nagar
Central Market-II
New Delhi 110 024
Tel No: 011-29830440

79. E-149, Kamla Nagar
New Delhi 110 019
Tel No: 011-47036020

80. Shop No. 7/2
West Patel Nagar
New Delhi 110 008
Tel No: 011-25889043

81. F-16, District Centre
Janak Place, Janakpuri
New Delhi 110 058
Tel No: 011-25618031

82. G-54, Laxmi Nagar
Vikas Marg
New Delhi 110 092
Tel No: 011-22542495

83. Shop No. FF 101 & 102
Plot No. 12, V3S, Laxmi Nagar
District Centre
New Delhi 110 092
Tel No: 011-22446327

84. 13/29-30, Rachna Building
Ajmal Khan Road
Karol Bagh
New Delhi 110 005
Tel No: 011-25810440

85. Shop No. 188
Sarojini Nagar Market
New Delhi 110 023
Tel No: 011-24676188

86. G-4, Bhagwati Plaza
Plot No.12, Sector 5
Dwarka
New Delhi 110 075
Tel No: 011-45700997

87. FF-33, First Floor, MGF Mall
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
Tel No: 0124-4379101

88. Shop No. 16 & 30
Second Floor, Centre Stage Mall
Sector 18
Noida 201 301
Tel No: 0120-4351856

89. Shop No. 228, Ground Floor
C-134B, Shoprix Shopping Mall
Sector 61
Noida 201 301
Tel No: 0120-4332954

90. Shop No. 4-6, Arjun Plaza
Jagat Farm, Gamma-1
Greater Noida 201 301
Tel No: 0120-2322563

91. Shop No. F-6, First Floor
Ansal Crown Plaza, Sector 15A
Faridabad 121 001
Tel No: 0129-4014077

92. SRS Multiplex
Sector 12, Main Mathura Road
Faridabad 121 007
Tel No: 0129-4090100

93. 24, Gyan Deep Building
Chaudhary More
Ghaziabad 201 002
Tel No: 0120-4112376

** In addition to the above, there are over 170 John Players Stores spread across the country.*

Shareholder Referencer

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 2001-02 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, II MSO Building, 2nd Floor, 234/4 A.J.C. Bose Road, Kolkata 700 020, in the prescribed form. This form can be furnished by the Investor Service Centre of the Company (ISC) on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

The dividend for the undernoted years, if unclaimed / unpaid for 7 years, will be transferred by the Company to IEPF in accordance with the schedule given below. Communication has been sent by the Company to the concerned Shareholders advising them to write to ISC with respect to unclaimed / unpaid dividend. Attention is drawn that the unclaimed dividend for the financial year 2002-03 will be due for transfer to IEPF on 30th August, 2010.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2010		Due for transfer to IEPF on
				(Rs.)	%	
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,13,28,800.00	0.57	30th August, 2010*
2003-04	74th	30th July, 2004	4,95,35,77,020.00	2,72,62,500.00	0.55	4th September, 2011
2004-05	75th	29th July, 2005	7,73,24,56,356.00	4,19,54,783.00	0.54	3rd September, 2012
2005-06	76th	21st July, 2006	9,95,12,91,267.00	5,79,56,063.00	0.58	26th August, 2013
2006-07	77th	27th July, 2007	11,66,29,29,029.00	7,64,10,164.00	0.66	1st September, 2014
2007-08	78th	30th July, 2008	13,19,01,73,540.00	8,36,71,407.00	0.63	4th September, 2015
2008-09	79th	24th July, 2009	13,96,53,10,312.00	9,32,42,325.00	0.67	29th August, 2016

**It will not be possible to entertain claims received by ISC after 27th August, 2010.*

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2010		Due for transfer to IEPF on
			(Rs.)	%	
2003-04	14th July, 2004	6,04,32,984.00	6,89,499.00	1.14	18th August, 2011

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

In the event Shareholders wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, they may advise the same to their Depository Participants (DPs) furnishing complete details of such bank account including the MICR code.

Permanent Account Number (PAN)

Shareholders holding Shares in the physical form are advised that SEBI has made it mandatory that copy of PAN Card is to be furnished in the following cases:

i) Transferees' PAN Cards for transfer of shares,
ii) Surviving joint holders' PAN Cards for deletion of name of deceased shareholder,
iii) Legal heirs' PAN Cards for transmission of shares,
iv) Joint holders' PAN Cards for transposition of shares.

Remittance of Dividend through Electronic Clearing

The facility for payment of dividend through Electronic Clearing Service (ECS) / National Electronic Clearing Service (NECS) was extended in 2009 to Shareholders at 77 locations.

The facility for remittance of dividend through ECS has now been replaced with NECS by Reserve Bank of India. The Company will accordingly be providing the facility for remittance of dividend through NECS to Shareholders at various locations, including the following:

Agra, Ahmedabad, Allahabad, Amritsar, Asansol, Aurangabad, Belgaum, Bengaluru, Bhilwara, Bhopal, Bhubaneshwar, Bijapur, Burdwan, Calicut, Chandigarh, Chennai, Coimbatore, Davangere, Dehradun, Delhi, Dhanbad, Durgapur, Ernakulam, Erode, Gadag, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamnagar, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kochi, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nashik, Nellore, Panaji, Patna, Puducherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Shimoga, Siliguri, Solapur, Surat, Thiruvananthapuram, Tiruchirapalli, Tirupati, Tirupur, Trichur, Udaipur, Udupi, Vadodara, Varanasi, Vijayawada and Visakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the NECS facility, may send their mandate in the prescribed form to the Company, in the event they have not done so earlier. The NECS mandate form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make any nomination / change nomination made earlier in respect of their shareholding in the Company, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depositories

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no. : 022-2499 4200
Facsimile no. : 022-2497 6351
e-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort
Mumbai 400 001

Telephone no. : 022-2272 3333
Facsimile no. : 022-2272 3199
e-mail : investors@cdslindia.com
website : www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos. : 033-2288 6426 / 2288 0034
Facsimile no. : 033-2288 2358
e-mail : isc@itc.in
website : www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend and Report and Accounts which should be addressed to ISC.

In all correspondence with ISC, to facilitate prompt response, account numbers / DP ID & Client ID numbers are required to be furnished. Shareholders are requested to also provide their e-mail address and telephone / fax numbers.

100 Inspiring Years
1910-2010

Report of the Directors

&

Management Discussion and Analysis

For the Financial Year Ended 31st March, 2010

Your Directors submit their Report for the financial year ended 31st March, 2010.

SOCIO-ECONOMIC ENVIRONMENT

Following one of the deepest downturns in recent times, the global economy staged a smart recovery during 2009/10, especially in the latter half, driven by an extraordinary level of co-ordinated international action in the form of policy stimulus, monetary as well as fiscal. As per the International Monetary Fund (IMF), world output is estimated to grow by 4.2% in 2010 after a decline of 0.6% in 2009 with the emerging and developing economies – led by China and India – set to grow by 6.3% in 2010 against a modest 2.4% in 2009 and a sharp rebound by advanced economies with a growth in output estimated at 2.3% in 2010 against a decline of 3.2% in 2009. However, the pace and shape of recovery remains uncertain with concerns about the recovery losing momentum once the stimulus is withdrawn. Recent developments in Europe, with Greece, Spain and Portugal facing severe challenges in honouring their external debt obligations, have amplified such concerns. While high levels of unemployment and fiscal deficit and contraction of credit to productive sectors are the key concerns for advanced economies, developing economies are faced with the challenges emanating from high rates of inflation, sharp escalation in asset prices, exchange rate volatility and increased capital inflows.

The Indian economy entered 2009/10 against the backdrop of a significant slowdown in growth rate, with the GDP growing at just 6% during the second half of 2008/09. A delayed and severely sub-normal monsoon coupled with continued recession in the developed world for the better part of 2008/09 served to exacerbate the macroeconomic context. Yet, the economy staged a remarkable recovery to grow at 7.2% during the year, facilitated by policy stimulus and increased government spending. The enhanced allocations for social sector schemes like the National Rural Employment Guarantee Scheme (NREGS), higher spends on rural infrastructure creation, the implementation of the Sixth Pay Commission recommendations and the scheme of debt relief to farmers acted as powerful catalysts to induce a consumption-led recovery. Much of the growth was fuelled by the Industrial sector, with renewed momentum in Manufacturing – which grew by 8.9% during the year after eight consecutive quarters of decline in growth rates since 2007/08. While Agricultural output declined by 0.2%, the Services sector grew, although at a slower pace of 8.7% against 9.8% in 2008/09. The broad-based nature of the recovery, a faster pace of growth in investments after a marked decline in 2008/09, the sharp pick up in capital inflows and a resurgent stock market are some of the key positives that augur well for the economy.

The major concern during the year was the rising food inflation – especially in the second half. While the overall wholesale price index (WPI) based inflation was 9.9% on a year-on-year basis in March 2010, food inflation was as high as 16.6%, reflecting the severe adverse impact of a deficient monsoon. With persistent supply side pressures, inflation became more generalised towards the end of the year, with inflation in non-food manufactured products rising to 4.7% in March 2010 from (–) 0.4% in November 2009. While inflation is expected to moderate going forward, the trend of rising international commodity prices, particularly oil, and the revival of private consumption pose upside risks. This apprehension is reflected in RBI's view that *"the domestic balance of risks shifts from growth slowdown to inflation"*. Accordingly, a related challenge in the near to medium term would be the effective management of the burgeoning fiscal deficit.

The Indian economy staged a remarkable recovery to grow at 7.2% during the year, facilitated by policy stimulus and increased government spending. A faster pace of growth in investments, the sharp pick up in capital inflows and a resurgent stock market are some of the key positives that augur well for the economy.

Although consensus estimates point to a robust performance of the Indian economy in 2010/11, with the GDP growth estimated to be above 8%, it would still be well below the average of nearly 9% per annum achieved during the 4 years preceding the economic slowdown. As aforementioned, the combination of the threat of inflationary pressures and the inherent risks to global economic recovery poses a tough challenge to maintaining and stepping up the growth momentum to the desired double-digit level. With a fairly young population, skilled manpower, rising savings and investment rates, a vibrant service sector, a potentially large source of domestic demand (particularly rural) and the emergence of globally competitive firms, India has multiple growth drivers which hold out the promise of a stable and sustained future growth. The economic impact of these strengths will get further augmented by the current and planned investments in infrastructure development.

High levels of sustained economic growth is a critical necessity for India to realize its oft quoted 'demographic dividend' through the creation of employment opportunities for the nearly 15 million people expected to enter the working age each year, the majority of whom would be from rural India. As observed in the Economic Survey 2009-10, *"...growth is necessary for eradicating poverty but is not a sufficient condition. In other words, policies for promoting growth need to be complemented with policies to ensure that more and more people join in the growth process and, further, that there are mechanisms in place to redistribute some of the gains to those who are unable to partake in the market process and, hence, get left behind".* Equally, the manner of industrial growth continues to take an immeasurable toll of finite natural resources. Indeed, the key challenge for India is to sustain high rates of economic growth even while addressing the problems of inequitable income distribution and over-exploitation of environmental resources.

A comprehensive growth strategy for rural India, including the agricultural sector which continues to underperform, is necessary to address the serious issues relating to sustainability and inclusive growth. The government's focus on social sector programmes such as Bharat Nirman, NREGS, Sarva Shiksha Abhiyan, food security legislation and strategies to improve benefit delivery mechanisms have the potential to transform the Indian rural landscape. Unique business models like the ones forged by your Company can supplement the efforts of the government in creating societal value and enhancing societal capital. Your Company's e-choupal network continues to provide the farming community with a host of value added services such as crop advisories, relevant weather information, price discovery and access to high quality agri-inputs apart from dis-intermediating the value chain. The throughput of this network, which is the foundation of your Company's agri-commodity sourcing value chain, is growing rapidly in sync with the expanding consumer franchise for your Company's branded packaged food products. Entry into newer categories of food products will progressively increase sourcing through this network in the ensuing years.

Similarly, your Company's unique and path-breaking 'Choupal Pradarshan Khet' (CPK) – a collaborative and paid extension service aimed at enhancing farm productivity with emphasis on adoption of agricultural best practices – is yet another demonstrated example of how private sector initiatives can complement State interventions to create significant value for the Indian farmer. During the year, the scope of the CPK initiative was expanded to include horticultural crops such as banana, brinjal, chilli, grape, orange, pomegranate etc. Activities under this initiative currently span six States with a total coverage of nearly 70,000 hectares.The CPK model is focused on building competencies at the farm gate level and will go a long way in enhancing the competitiveness of India's agricultural sector.

The growth agenda can become sustainable only if it includes in its wake strategies, both national and corporate, to enhance environmental and societal capital, thereby translating to development. In line with this philosophy, your Company is pro-actively engaged in enlarging its contribution across the three dimensions of the 'Triple Bottom Line' – economic, environmental and social – through a conscious strategy of investment and operations that enhances the competitiveness of entire value chains it is engaged in.

ITC's path-breaking 'Choupal Pradarshan Khet' (CPK) aims to enhance farm productivity by emphasising agricultural best practices, and is an example of how private sector initiatives can complement State interventions to create significant value for the Indian farmer.

Highlights of your Company's progress in the pursuit of the 'Triple Bottom Line' objectives are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company posted yet another year of impressive performance with a healthy topline growth and high quality earnings, reflecting the robustness of its corporate strategy of creating multiple drivers of growth. This performance is stellar when viewed against the backdrop of the extremely challenging business context in which this was achieved, namely the unprecedented increase in excise duties on non-filter cigarettes in the preceding year, the arbitrary increases in VAT on cigarettes, steep decline in hotel revenues as a consequence of the Mumbai terrorist attack and the global economic slowdown, the incubation costs incurred by the new FMCG businesses, the impact of the significant investments made in augmenting distribution infrastructure and the gestation costs of the large investments in the hotels business.

Gross Turnover for the year grew by 13.5% to Rs. 26259.60 crores. Net Turnover at Rs. 18153.19 crores grew by 16.3% primarily driven by a 20.9% growth in the non-cigarette FMCG businesses, a 19.8% growth in the Cigarettes business and a 17.4% growth in the Paperboards, Paper & Packaging segment. Pre-tax profits increased by 24.7% to Rs. 6015.31 crores while Post-tax profits at Rs. 4061 crores registered a growth of 24.4%. Earnings Per Share for the year stands at Rs. 10.73 (previous year Rs. 8.66). Cash flows from Operations stood at Rs. 6620 crores during the year, compared to Rs. 4682 crores in the previous year.

Your Company will complete 100 years in August 2010. It is a matter of great pride to reflect on the enormous progress made by your Company over the years. Your Company today is the leading FMCG marketeer in India, the second largest Hotel chain, the clear market leader in the Indian Paperboard and Packaging industry and the country's foremost Agri-business player. Additionally, its wholly owned subsidiary is one of India's fastest growing Information Technology companies in the mid-tier segment.

Over the last fifteen years, your Company has created multiple drivers of growth by developing a portfolio of world-class businesses. During this period, your Company's Gross Turnover and Post-tax profits recorded an impressive compound growth of 12.4% and 21.7% per annum respectively. Profitability, as measured by Return on Capital Employed improved substantially from 28.4% to 41% during this period. Total Shareholder Returns, measured in terms of increase in market capitalisation and dividends, grew at a compound rate of 24.3% during this period, placing your Company amongst the foremost in the country in terms of efficiency of servicing financial capital. Your Company today is one of India's most admired and valuable corporations with a market capitalisation in excess of Rs. 100000 crores.

In celebration of your Company completing a century, your Directors are pleased to recommend a Special Centenary Dividend of Rs. 5.50 per share in addition to a dividend of Rs. 4.50 per share (previous year: Rs. 3.70) for the year ended 31st March, 2010.

Total cash outflow in this regard will be Rs. 4452.33 crores (previous year Rs. 1633.87 crores) including Dividend Distribution Tax of Rs. 634.15 crores (previous year Rs. 237.34 crores). Your Board further recommends a transfer to General Reserve of Rs. 406.10 crores (previous year Rs. 1500.00 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs. 61.31 crores (previous year Rs. 858.14 crores).

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a priority. All businesses in the ITC portfolio are mandated to engage with overseas markets with a view to testing and demonstrating international competitiveness and seeking profitable opportunities for growth. The ITC group's contribution to foreign exchange earnings over the last ten years amounted to nearly USD 4.1 billion, of which agri exports constituted 60%. Earnings from agri exports are an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

[Net Turnover grew by 16.3% primarily driven by a 20.9% growth in the non-cigarette FMCG businesses, a 19.8% growth in the Cigarettes business and a 17.4% growth in the Paperboards, Paper & Packaging segment.]

During the financial year 2009/10, your Company and its subsidiaries earned Rs. 3140 crores in foreign exchange. The direct foreign exchange earned by your Company amounted to Rs. 2355 crores (Rs. 2226 crores in 2008-09), powered by exports of major agri-commodities. Your Company's expenditure in foreign currency amounted to Rs. 1042 crores, comprising purchase of raw materials, spares and other expenses of Rs. 774 crores and import of capital goods at Rs. 268 crores. Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

PROFITS, DIVIDENDS AND RETENTION

(Rs. in Crores)

	2010	2009
a) **Profit before Tax**	**6015.31**	**4825.74**
b) Income Tax	1954.31	1562.15
c) **Profit after Tax**	**4061.00**	**3263.59**
d) Add: Profit brought forward from previous year	858.14	724.45
e) **Surplus available for Appropriation**	**4919.14**	**3988.04**
f) Transfer to General Reserve	406.10	1500.00
g) **Proposed Dividend for the financial year at the rate of Rs. 4.50 per ordinary share of Re. 1/- each (previous year Rs. 3.70 per share)**	**1718.18**	**1396.53**
h) Proposed Special Centenary Dividend of Rs. 5.50 per ordinary share of Re. 1/- each	2100.00	–
i) **Income Tax on proposed dividends**	**634.15**	**237.34**
j) Earlier year's provision no longer required	(0.60)	(3.97)
k) **Retained Profit carried forward to the following year**	**61.31**	**858.14**
	4919.14	**3988.04**

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS

FMCG – Cigarettes

India is the third largest producer of tobacco in the world. It is estimated that more than 36 million people including farmers, farm workers, retailers etc. in the country depend upon tobacco for their livelihood. While the economic importance of tobacco has been acknowledged in several Government studies and reports, the cigarette industry in India has been contending with the twin challenges of discriminatory and punitive taxation and increased regulation for several years in succession.

Internationally, more than 90% of tobacco is consumed in the cigarette form, and accordingly tobacco taxation and regulation, in effect, means regulating and taxing cigarettes. However, in India only about 15% of tobacco is consumed in the cigarette form, whilst the remaining consumption is through other forms of tobacco products like bidi, khaini, gutkha, zarda and kimam. It is therefore clear that the spate of taxation and regulations targeted almost exclusively at the cigarette industry in India is influenced by trends that are relevant in the developed world, but have little connection with the realities of the Indian market. Such a punitive and discriminatory approach has resulted in the share of cigarettes in total tobacco consumption in India progressively declining from 23% in 1971/72 to only about 15% currently. In this context, a recap of developments in the past few years would be relevant.

On the taxation front, excise duty rates went up in excess of 6% in the Union Budget 2007 and cigarettes were brought under the ambit of Value Added Tax (VAT) at a rate of 12.5% on invoice price with effect from 1st April 2007, resulting in a total tax equivalent of a 30% increase in excise duties. Other tobacco products were either exempted from VAT or taxed at lower rates. Consequently, cigarette industry volumes came under serious pressure in FY08 as consumers migrated to alternate and lightly taxed forms of tobacco.

The Union Budget 2008 followed through with an unprecedented increase in excise duty of the order of 140% and 390% respectively on regular and micro-sized non-filter cigarettes. This exceptional hike in rates forced the organized cigarette industry to substantially vacate this category. The resultant void created the headroom for tax-evaded cigarettes to enter the market in a big way. These tax-evaded cigarettes sell in the market at prices that do not even cover the cost of taxes payable thereon. Such cigarettes, estimated to constitute more than 8% of the Indian market, not only deprive the legitimate industry of revenues and profits that it rightfully deserves but also deny the Exchequer of its fair share of taxes. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry.

[A punitive and discriminatory approach has resulted in the share of cigarettes in total tobacco consumption in India progressively declining from 23% in 1971/72 to about 15% currently.]

The year under review saw several States departing from the consensus VAT rate of 12.5% and increase the rates of VAT on cigarettes from time to time. Certain States also levied entry tax on cigarettes in addition to VAT and some others increased the entry tax rate. Most States, like the Centre, largely targeted the cigarette sector. Consequently, tobacco consumption in the cigarette format suffered.

Further, as a result of such unilateral and arbitrary increases, the incidence of State and other Local taxes varied from 12.5% in some parts of India to as much as 25% in others. Such massive tax differentials between States led to trade diversion that not only compromised the industry's ability to service the market effectively but also resulted in sub-optimization of cigarette tax revenues to the State Exchequers. Drawing from international experience, it is apprehended that the illegitimate funds generated through trade diversion by criminal syndicates is being used to finance anti-social activities in the country.

During the year, graphic statutory warnings on retail packages of tobacco and tobacco products were introduced and further restrictions on sale of tobacco products were notified. Such graphic warnings, which are more impactful on cigarettes than on other forms of tobacco by virtue of the design specifications, have placed cigarettes in a disadvantageous position.

Such regulations and others like the ban on smoking in public places together with the high incidence of tax on cigarettes encourage consumers to shift to cheaper and lightly taxed tobacco products. Consequently, whilst consumption of tobacco in the cigarette form is on the decline, the overall consumption of tobacco in the country continues to rise.

Tobacco Consumption (Million kg)

Year	Cigarettes	Non-Cigarette Forms	Total
1981/82	86	320	406
2008/09e	74	421	495
Difference	(–) 14%	(+) 32%	(+) 22%

Source : USDA; Tobacco Institute of India

Paradoxically, the social objective of control of tobacco consumption in the country gets defeated even as the revenue potential of tobacco sector as a whole is sub-optimised. It is relevant to note that every percentage point increase in the cigarette share of tobacco consumption would yield the government additional revenues of Rs. 650 crores annually in duties alone.

Despite having only a 15% share of consumption, cigarettes contribute more than 85% of the tax revenues from the tobacco sector. Taxes realized from every kilogram of tobacco consumed in the cigarette format are 35 times higher than those from other forms of tobacco products. In contrast, a country like China, given its equitable tax regime and a practical regulatory framework, is able to collect tax revenues from cigarettes that are 14 times higher than that in India despite the rate of tax being half of that of India. Clearly, there is a need to pursue a balanced agenda, which is equitable to all stakeholders, even as it progressively achieves the social objective of controlling tobacco consumption.

Notwithstanding these challenges, your Company retained its leadership position in the market and improved its standing in the consumer mind-space, attesting the salience and resilience of its brands. The stability in cigarette excise duties in 2009 resulted in the industry recovering some of the consumer franchise lost earlier.

The potential of the Indian market coupled with its economic outperformance in a year of global downturn is attracting global cigarette majors. They are seeking a direct play in the Indian market by incorporating majority-owned entities to carry on the business of wholesale trading operations in India involving sourcing, selling, distribution and marketing of cigarettes and other tobacco products. Even so, the incidence of smuggled cigarettes continues to be high.

During the year under review, the business effectively met such competitive challenges and improved its market standing through the delivery of superior consumer value based on a combination of deep consumer insights, contemporary product development and cutting-edge technology. Market interventions during the year included the launch of new variants of 'Gold Flake' and

Despite having only a 15% share of consumption, cigarettes contribute more than 85% of the tax revenues from the tobacco sector. Taxes realized from every kilogram of tobacco consumed in the cigarette format are 35 times higher than those from other forms of tobacco products.

'Navy Cut Filter Kings' with innovative product features, limited edition packs of 'Classic' and launch of new brands like 'Flake Excel Filter' and 'Duke Filter'. The business also launched its premium line of hand-rolled cigars in select markets under the brand name 'Armenteros'. Manufactured exclusively for ITC by expert cigar rollers in the Dominican Republic, with the finest quality Cuban, Nicaraguan and Brazilian seed tobacco, the 'Armenteros' range is truly world-class and has been well received by the most discerning cigar aficionados in the country.

During the year, the business leveraged its existing industrial licence in Maharashtra to set up a cigarette factory at Ranjangaon, Pune. Production has commenced, enabling your Company to service proximal markets. The strategic initiative of upgrading primary and secondary technology platforms at the cigarette factories continued to be implemented. Further improvements in quality and productivity were achieved consequent to the induction of high speed cigarette making and packing machines across all factories. The 'Process Improvement Practices' initiative, using structured problem-solving methodologies such as 'Lean' and 'Six Sigma', contributed to sustainable improvements in key operating metrics and internal processes across all units.

In line with your Company's commitment to building sustainable environmental capital, the business is investing in wind farms in certain States to reduce dependence on conventional sources of energy. The cigarette factories continued to recycle 100% of the solid waste generated. They also maintained the highest standards of Environment Health and Safety (EHS) and won recognition by way of numerous awards. The Saharanpur factory won the 'CII National Award for Excellence in Energy Management' and the 'CII National Award for Excellence in Water Management'. The Munger factory was awarded the 1st prize for outstanding performance by CII Eastern Region for Safety, Health Environment (SHE) for 2009-10 as well as the 1st prize for outstanding performance by CII Eastern Region for Energy Conservation for 2009-10. The Kidderpore factory received the CII Eastern Region SHE Award for 2009-10. The Bengaluru factory was awarded the Safety Award in the Large-Scale Category as well as the Safety award for 'Best Boiler' by the Department of Factories, Boilers, Industrial Safety and Health, Government of Karnataka.

Pro-active interventions in employee-relations in all manufacturing units ensured an enabling operating climate. Long term agreements with unionised workforce continue to be leveraged to further improve shop floor productivity, flexibility and responsiveness. During the year under review, the long term agreement at the Saharanpur factory was successfully concluded.

The year ahead will be challenging with continued discriminatory taxation, restrictive regulation and hardening competitive pressures. Cigarette excise duty rates have yet again been increased by about 17% in Budget 2010 and several States have further increased VAT and entry tax imposts in the recent round of budgets. While this is likely to put industry volumes under pressure, the newly created excise duty slab for medium-sized filter cigarettes may provide the legitimate industry a platform to combat the menace of illegal domestic cigarettes.

Your Company will continue to engage with policy makers for a balanced regulatory and fiscal framework for tobacco that addresses the genuine concerns of all stakeholders. The robustness of your Company's strategies and its execution excellence will enable it to sustain and enhance its leadership position.

FMCG – Others

It is your Company's strategic intent to secure long-term growth by synergising and blending the diverse pool of competencies residing in its various businesses to exploit emerging opportunities in the FMCG sector. Your Company's institutional strengths – deep understanding of the Indian consumer, strong trademarks, deep and wide distribution network, agri-sourcing skills, packaging know-how and cuisine expertise – continue to be effectively leveraged to rapidly grow the new FMCG businesses.

Your Company has rapidly scaled up presence in its newer FMCG businesses. Segment revenues in FMCG (Others) clocked a CAGR of 38% in the last 5 years.


(Rs. Crs) FMCG - Others
Sales (Rs. Crs)
4000
3500
3000
2500
2000
1500
1000
500
0
109
304
563
1013
1704
2511
3014
3642
2002-03 2003-04 2004-05 2005-06 2006-07 2007-08 2008-09 2009-10

Your Company remains bullish on the prospects of the FMCG industry in India. According to a recent study by the Mckinsey Global Institute, it is estimated that India is set to climb from its position as the 12th largest consumer market today to become the world's fifth largest by 2025. Income levels are set to triple during this period with India's middle class (annual income ranging from Rs. 2 lakhs to Rs. 10 lakhs) increasing by about ten times its current size to around 583 million people. Favourable demographic trends – with nearly 15 million additions to the working age population every year for the next 10 years and a resultant low dependency ratio – will drive industry growth. Similarly, the trend of increasing urbanisation – with urban population expected to constitute around 44% of the population by 2035 as per United Nations Population Division (UNPD) from less than 30% presently – is expected to provide added fillip to the demand for branded consumer goods. Higher levels of consumer awareness, relatively low levels of per capita consumption and penetration and increased government spending on education are some of the other key factors that are expected to drive transformational change in the Indian FMCG industry.

Over the last few years, your Company has rapidly scaled up presence in its newer FMCG businesses comprising Branded Packaged Foods, Lifestyle Retailing, Education and Stationery products, Personal Care products, Safety Matches and Incense Sticks (Agarbatti) with Segment Revenues growing at an impressive compound annual growth rate of 38% during the last 5 years. Within a relatively short span of time, your Company has established several strong consumer brands including 'Sunfeast' and 'Aashirvaad' which are presently clocking annual sales in excess of Rs. 1000 crores each in terms of consumer spend. Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development, R&D and infrastructure creation. The year under review saw a 21% growth in Segment Revenues and a significant improvement in Segment Results which recorded a positive swing of Rs. 134 crores at the PBIT level.

Your Company's unwavering focus on quality, innovation and differentiation backed by deep consumer insights, world-class R&D and an efficient and responsive supply chain will further strengthen its leadership position in the Indian FMCG industry.

Highlights of progress in each category are set out below.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand with sales growing 19% over the previous year. During the year, the business focused on enhancing consumer franchise through new product launches, heightened communication and increased levels of promotions. Value capture was improved through cost reductions across the supply chain and optimisation of capital deployment. A wide range of well-differentiated products, supported by significant investments in product development, innovation, manufacturing technology and unmatched distribution infrastructure have substantially enhanced the market standing and consumer franchise of your Company's brands. The quality of your Company's products continues to be 'best-in-class' and is seen as a benchmark in the industry across all segments.

During the year, the business was adversely impacted by historically high input commodity prices. Wheat, flour, dairy inputs and sugar witnessed sharp price hikes, with sugar prices registering an increase of nearly 150% over last year's levels. The impact of input cost increases was largely contained through a combination of smart sourcing and increased internal efficiencies, minimizing the 'cost-push' impact for consumers. Towards the close of the year commodity price inflation started showing

> The Branded Packaged Foods Business will continue to leverage Research & Development to launch innovative and differentiated products across various platforms of taste, energy, health and wellness.

signs of levelling-off as a result of the government's proactive price-management actions, higher wheat output and easing off of sugar prices.

In the Staples category, sales of 'Aashirvaad' atta grew 21% and the brand sustained its leadership position with a market share of 56% among national branded players. The brand was further fortified during the year with the launch of 'Aashirvaad' multigrain atta for the health conscious consumer.

The Biscuit industry witnessed an impressive growth of around 14% during the year. Your Company's 'Sunfeast' brand continued to consolidate its position with an All India-Urban market share of 11%. The 'Sunfeast' range witnessed enrichment of its product-mix with higher sales of value-added products such as Marie, Special Creams and Cookies.

In the Confectionery category, 'Candyman' is the clear market leader in the hard boiled segment. 'mint-o GOL' was successfully launched during the year in the 'chews' category. The continued success of 'Toffichoo', 'Lacto' and 'Choco-Double Éclairs' provided further impetus to the overall growth of the Confectionery business. In the Ready-to-Eat segment, 'Sunfeast - Pasta Treat' has emerged as a unique product with a loyal consumer base. Research among trialists confirms encouraging consumer response and holds out the promise of this product emerging as a sizeable winner over the medium term.

In the Salty Snacks segment, 'Bingo!' penetrated new markets, gaining further consumer franchise. Word of mouth and clutter breaking advertisements improved brand salience. Product portfolio was further strengthened during the year with the launch of the 'Tedhe Medhe' and 'International Cream & Onion' variants.

The business is investing in manufacturing and distribution infrastructure to support larger scale in the wake of growing volumes. The business continued to focus on supply chain improvements to enhance product freshness, market servicing and margins.

Driven by an improving economy, the year ahead is expected to witness an accelerated growth of 15% in the Branded Packaged Foods category. Innovative brand building interventions will continue to be critical in driving sales and strengthening consumer and trade loyalty. Consumer activation beyond 'conventional' media and a 360 degree approach to engage customers at all touch points will be essential to developing a strong consumer franchise. Research and Development will continue to be leveraged to launch innovative and differentiated products across all segments under various platforms of taste, energy, health and wellness. Effective and cost-efficient servicing of target markets will be a key success factor. The business will continue to leverage your Company's sales and distribution network to achieve deep penetration, visibility, availability and competitive freshness for its products.

Lifestyle Retailing

During the year, your Company's Lifestyle Retailing business further consolidated and strengthened its position in the branded apparel market. 'Wills Lifestyle' is now an established premium lifestyle brand in the country and 'John Players' a leading fashion brand for the youth. Reviving consumer sentiments and the heightened interest in these two brands bode well for your Company's strategy of significantly ramping up its retail network with more stores in existing cities and penetration into new markets.

Wills Lifestyle's vibrant range with high fashion imagery, its growing consumer preference and its rich product mix are reflective of the strong market standing and consumer loyalty it enjoys. The brand is now available at 56 exclusive stores in 30 cities and in more than 150 'shop-in-shops' in leading departmental stores. Its premium imagery was further reinforced through its association with the 'Wills Lifestyle India Fashion Week', the country's most prestigious lifestyle event. Under the 'Ramp to Racks' initiative the brand has tied up with leading designers of the country such as Rohit Bal, Rohit Gandhi-Rahul Khanna, Rajesh Pratap Singh, JJ Valaya, Satya Paul and Ranna Gill to co-create the 'Wills Signature' range of designer-wear. This initiative has enhanced the brand's exclusive aura, strengthened its premiumness and deepened its aspirational dimension.

[Wills Lifestyle is now available at 56 exclusive stores in 30 cities and in more than 150 'shop-in-shops' in leading departmental stores.]

Leveraging synergies within the ITC Group, the business launched two 'Wills Lifestyle' boutique stores during the year at the ITC Royal Gardenia and the ITC Mughal hotels in Bengaluru and Agra respectively. The 'Essenza Di Wills' and 'Fiama Di Wills' range of personal care products continue to augment the lifestyle portfolio of the business, reinforcing synergies between fashion and beauty.

The customer privileges programme, 'Club Wills', comprising over 100,000 loyal and discerning members, notched up higher levels of visit frequency and transactions.

In the popular 'Youth' segment, 'John Players' marked a strong presence with its impactful imagery and vibrant product portfolio. Its new association with the well known film star, Ranbir Kapoor, was well received by consumers, further enhancing brand desirability. 'John Players' has a pan India presence in over 225 flagship stores and 1200 multi-brand outlets and departmental stores. The growing influence of digital and social networking space was effectively leveraged during the year to launch new initiatives, including innovative tie-ups with celebrities, to widen and deepen engagement with the youth community.

Continuing weak economic conditions in the US and European markets adversely affected exports from the country during the year. The business leveraged this opportunity emerging from the downturn to strengthen its customer relationships by offering value added product development services and flexible manufacturing facilities.

In the face of the economic slowdown, the business responded with cost management actions, streamlining of processes and improved working capital management. Further, training interventions to improve frontline-staff productivity and initiatives to strengthen product development and design were implemented. Superior vendor collaboration enabled the business to introduce premium offerings and improve sourcing efficiencies. Investments in store design, visual merchandising and customer service are continuing to enhance the international quality shopping experience which has become synonymous with 'Wills Lifestyle'.

The business will continue to increase the fashion quotient of its offering on the basis of deeper consumer insights and deliver products benchmarked to world-class quality standards.

Education & Stationery Products

The Education & Stationery Products business registered an impressive sales growth of 40% over the previous year. This growth was powered by brand 'Classmate' which continued to consolidate its leadership position in student notebooks.

During the year, the business launched a slew of complementary stationery products under the 'Classmate' brand. These included gel & ball pens, mechanical & wood cased pencils and geometry boxes.

Youth icons Yuvraj Singh and Soha Ali Khan were signed on as brand ambassadors to endorse 'Classmate'. An impactful television commercial and a range of point of sale materials featuring these brand ambassadors were deployed during the 'back to school' season. These interventions have enhanced the level of consumer awareness of Classmate's growing product basket beyond its flagship category of notebooks.

The distribution footprint of the business has been enlarged significantly to cover 2,800 markets, over 1,000 wholesale dealers and 72,000 stationery retail outlets.

The 'Classmate' range of products continued to be outsourced from best-in-class vendors. Notebooks were sourced from small scale manufacturers, who have continuously improved their delivery and quality capability. A majority of them, with your Company's assistance are ISO 9001:2000 certified. Paper and recycled board are sourced from your Company's mills at Bhadrachalam and Kovai respectively. The paper used in Classmate notebooks leverages your Company's world-class fibre line at Bhadrachalam which is India's first ozone treated elemental chlorine free facility. Classmate notebooks continue to feature different aspects of sustainability as core themes, such as 'Global Warming', 'Save the Environment' and 'Save the Tiger', to name a few. These product values, which are contributing significantly to creating sustainability awareness among the country's

[The Education & Stationery Products business has enlarged its distribution footprint to cover 2,800 markets, over 1,000 wholesale dealers and 72,000 stationery retail outlets.]

younger population, have distinctly enhanced classmate's brand equity.

Every 'Classmate' notebook also carries a powerful social message that reflects your Company's commitment to improve the quality of primary education in rural India.

During the year the business took significant steps to promote 'Paperkraft', its executive and office supplies stationery brand. Working in tandem with your Company's Paperboards & Specialty Paper Division (PSPD), the business has positioned 'Paperkraft' as the finest green paper for business applications viz. copy-scan-print-fax. Paperkraft's green credentials are supported, among other factors, by your Company membership of the prestigious Global Forest & Trade Network, an international initiative of the WWF (World Wide Fund for Nature) and your Company's social forestry programme which has created a green cover of over 100,000 hectares by planting high yielding varieties of trees. Paperkraft's 'green' profile has begun to appeal to a number of corporate and other institutional consumers who are switching over to Paperkraft to symbolise their own commitment to reduce their carbon footprint.

The 'Paperkraft' range was enlarged during the year to include markers and highlighters in addition to new varieties of executive notebooks and notepads.

The Education & Stationery Products industry continues to grow on the back of massive government and private investments in the Education sector. The Government's flagship Sarva Shiksha Abhiyan programme coupled with the mid-day meals initiative is successfully enhancing enrolment and reducing dropouts at the primary school level. Efforts are also underway to improve the enrolment ratios at the secondary and tertiary levels. Progressive reforms will enable flow of private sector investments into capacity building and quality enhancement in education delivery. The recent enactment of the Right to Education Bill will further accelerate growth in the education and stationery supplies sectors. Your Company, with its widening high quality product range and excellent distribution infrastructure, is poised advantageously to respond to this opportunity.

Safety Matches

Your Company's Safety Matches business alongwith that of Wimco Ltd registered a top line growth of 10.8% over the previous year driven by continued consumer preference for its strong brand portfolio across all market segments. The business also increased its presence in international markets by growing its exports of value added products, particularly to Africa and the Middle East.

Domestic volumes continued to witness a decline during the year as a result of an increase in consumer prices effected in the previous year. Increased penetration in international markets helped shore up volumes. Your Company will continue to grow its presence in overseas markets, and improve its share in the home market through new product launches. Continued escalation in the prices of raw materials like wood, paperboard and key chemicals brought margins under pressure. However, the adverse impact of input cost increases was partly mitigated by a series of strategic cost management actions initiated by the business during the year.

Your Company continues to partner the small scale sector by sourcing a significant portion of its requirement from multiple units in this sector. Your Company is helping to improve the competitive ability of these units by providing technical inputs to strengthen their process capabilities.

Technology induction in manufacturing is crucial for the long term sustainability of this industry. A uniform taxation framework which provides a level playing field to all manufacturers is necessary to trigger the required investments for modernising this industry. Government policy should create this supportive environment to enable the industry to become globally competitive. Mordernisation will also create a safe working environment for the significant worker population engaged in this industry.

Incense sticks (Agarbattis)

The Agarbatti business recorded an impressive 55% growth during the year, driven by increasing

In line with the Company's commitment to the 'Triple Bottom Line', the Agarbatti business provides livelihood opportunities to more than 8000 under-privileged women across India.

consumer franchise for the 'Mangaldeep' brand combined with enhanced distribution reach and innovative consumer offerings. 'Mangaldeep' is currently the second largest national brand.

During the year the business launched a new variant, 'Fragrance of Temple', in Tamil Nadu, under the 'Mangaldeep' brand. This product, which delivers temple aroma, has received wide consumer acceptance. It will be progressively rolled out across India.

In line with your Company's commitment to the 'Triple Bottom Line', the Agarbatti business provides livelihood opportunities to more than 8000 under-privileged women through Self Help Groups, small scale entrepreneurs and NGOs across India. During the year, the business entered into partnerships with the Governments of Orissa, Assam and Tripura to set up sourcing centres which would create livelihood opportunities for rural women through agarbatti rolling.

Your Company continues to partner with small and medium enterprises to assist them in raising their process and quality standards.

Personal Care Products

India's Personal Care industry is estimated to have grown by around 12% during the year to about Rs. 29000 crores. This demand-led growth was driven by the increasing frequency of usage among all consumer segments and higher rural disposable incomes consequent to the government's initiatives like NREGS, farm loan waivers, increase in minimum support prices for agri-commodities etc. However, heightened competitive intensity and higher input costs adversely impacted industry margins.

Your Company's Personal Care business made significant strides during the year in gaining consumer franchise. The business continued to roll out product offerings under the 'Essenza Di Wills', 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel', and 'Superia' brands across new geographies. It focused on enhancing consumer benefits by introducing new variants in the soaps and shampoos categories. The launch of 'Fiama Di Wills' Gel Bathing Bar augmented the premium portfolio. Besides being extremely well received by consumers, it was voted 'Product of the Year' in the soaps category based on a survey of over 30,000 Indian consumers by AC Nielsen. Brand 'Vivel' was further strengthened with the launch of the 'Milk Cream & Glycerine' bathing bar in the winter care segment, and 'Deo Spirit' in the freshness segment. Similarly, the 'Superia' soap portfolio saw the addition of 'Milky Glow' and 'Lemon Fresh' variants. It is estimated that 'Vivel' and 'Superia' soaps and shampoos have together been purchased by over 7 crore households so far (Source: IMRB Household Panel: February 2010) representing nearly 30% of aggregate Indian households.

The business continues to communicate with the consumer through multiple channels, including TV, digital social-networking, print / outdoor advertising, point of sale merchandising, trade schemes, one-on-one consumer interactions, etc. The business grew at a pace distinctly ahead of industry despite extreme competitive pressures from entrenched players. This was achieved through a judicious mix of attractive consumer offers, competitive pricing and deeper penetration into remote markets by leveraging the distribution network of your Company. The business has notched a volume market share of approximately 5% in soaps, and around 3.4% in shampoos, within a short span of 2 years. Currently, brands 'Vivel' and 'Superia' are each estimated to be more than Rs. 200 crores per annum in consumer spend.

Responding to the growing demand for its products, the business added capacity at its plant at Haridwar in Uttarakhand and commissioned a new plant at Manpura in Himachal Pradesh. Apart from the fiscal benefits that will accrue from such investments in tax-exempt zones, these facilities will provide a higher degree of flexibility in manufacturing and ensure the highest standards of product quality.

The business continues to invest in building a strong portfolio of brands and products through well-defined research and development strategies backed by the Company's dedicated and state-of-the-art R&D Centre. It is also continuously enhancing the quality of engagement with consumers through efficient deployment of media, direct contact and promotional activities across conventional and new age consumer connect avenues.

> The Personal Care Products business continued to roll out its product portfolio under the 'Essenza Di Wills', 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands across new geographies. 'Fiama Di Wills' Gel Bathing Bar was voted 'Product of the Year' in the soaps category based on a survey of over 30,000 households by AC Nielsen.

Your Company is focused on leveraging its institutional strengths in brand building, trade marketing and lifestyle retailing to rapidly grow the Personal Care business on the strength of its excellent product portfolio.

B. HOTELS

The aftermath of the terrorist attack in Mumbai in November 2008, the swine-flu pandemic and the general squeeze on corporate travel combined to adversely affect the performance of the Indian hotel industry during the year. The impact was particularly severe during the first half with occupancies and average room rates witnessing steep declines. The situation, however, improved during the second half aided by a strong showing by the Indian economy and the beginnings of a gradual recovery in major source markets like the USA and Europe. Reversing a declining trend after twelve consecutive months, foreign tourist arrivals started to increase from December 2009 clocking an average growth of 15% during the last four months of the year. Marked improvement has also been seen in domestic air travel. While the worst is clearly over, RevPar (Revenue per Available Room) levels remain more than 20% below the three year average preceding the downturn in 2008/09.


Foreign Tourist Arrivals (Nos. in '000)
YoY Growth (RHS)
700
650
600
550
500
450
400
350
300
250
200
40%
30%
20%
10%
0%
-10%
-20%
-4%
-2%
0.2%
0.6%
-9%
-4%
-1%
-1%
21%
16%
10%
13%
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10


Domestic Passengers Flown (Nos. in '000)
YoY Growth (RHS)
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
40%
30%
20%
10%
0%
-10%
-20%
-16%
-5%
5%
10%
20%
31%
27%
25%
32%
23%
26%
23%
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10

Given the adverse business environment, your Company's hotels business posted a 9% decline in Net Revenues during the year. Though Operating Profit (PBDIT) at Rs. 295 crores de-grew by 23% over the previous year, the business maintained its leadership position in terms of operating efficiency with a PBDIT to Net Revenues ratios of 35%. Net Revenues and PBDIT grew by 16% and 13% respectively during the last quarter of the fiscal year, reversing the declining trend witnessed in the first three quarters of the year.

Besides generating valuable foreign exchange, the tourism industry has a large economic multiplier impact contributing to significant employment creation, a dire need in the Indian context of achieving inclusive growth. However, despite India's enormous potential, its share in world travel and tourism remains extremely low. The country is not able to service even this relatively miniscule demand to full guest satisfaction due to demand-supply mismatch and infrastructural deficiencies. That India is grossly under-roomed is evident from the fact that some of the much smaller South-East Asian countries like Singapore, Malaysia and Thailand have much larger room capacities in the 5 Star/Luxury segment. The World Travel and Tourism Council (WTTC) estimates that the Indian travel and tourism industry will grow at 12% annually until 2019, requiring an additional 50,000 rooms over the next 2 to 3 years. Astronomical land prices remain a key hurdle in realizing this potential.

ITC Royal Gardenia, Bengaluru achieved the distinction of being the world's largest hotel and the first in Asia to receive the LEED Platinum Rating for green buildings – yet another expression of 'Responsible Luxury'.

Already, a number of projects announced earlier by hotel companies and real estate developers have reportedly been shelved.

However, given India's woefully inadequate room capacity and a weak additional supply outlook vis-à-vis the projected growth in demand, the longer term prospects for the industry remain robust.

Your Company now has over 100 hotels at more than 80 locations in India, operating under 4 brands – 'ITC Hotel' at the luxury end, 'WelcomHotel' in the 5 Star segment, 'Fortune' in the mid-market to upscale segment and 'WelcomHeritage' in the heritage leisure segment. In addition, the business has co-branding arrangements with two international brands – 'The Luxury Collection' and 'Sheraton' – franchised from the Starwood group. Together, these offerings make ITC-Welcomgroup the second largest hotel chain in India.

In October 2009, your Company launched the ITC Royal Gardenia, a 292 room luxury offering in Bengaluru. It is the largest LEED (Leadership in Energy and Environmental Design) Platinum rated hotel in the world and the first in Asia to achieve this distinction. It was recognized as the 'Best New Launch in the Luxury Upscale Category' at the Hotel Investment Conference, South Asia. It has successfully occupied the niche position of 'Responsible Luxury' within a short span of time. In line with the strategy of maintaining the contemporariness of its properties, the business undertook several renovation programmes during the year. Key initiatives include addition of a new shopping arcade and room renovations at the ITC Mughal in Agra and a new 'Kaya Kalp' Spa at WelcomHotel Rajputana, Jaipur.

In view of the positive long term outlook for the Indian hotel industry, your Company continues to sustain its aggressive investment-led growth strategy. Construction activity of the new super luxury properties at Chennai and Kolkata are progressing satisfactorily. In addition, several new projects including joint ventures and management contracts are on the anvil to rapidly scale up the business across all the four market segments.

In pursuit of your Company's 'Triple Bottom Line' objectives, the business has invested in wind energy to provide clean power to its Mumbai property, the ITC Maratha. Additionally, solar energy is being used to produce steam at the ITC Maurya, New Delhi and the ITC Royal Gardenia, Bengaluru. These green initiatives are being replicated at other locations across the ITC Welcomgroup chain.

During the year, the 'Fortune' brand which caters to the mid-market to upscale segment, forged new alliances taking the total number of hotels in its fold to 59 with an aggregate room inventory of 4817. The brand now has 34 operating hotels. Four more hotels are slated to be commissioned during the course of the next financial year. The remaining 21 hotels are in various stages of development. The 'WelcomHeritage' brand has grown to 67 hotels, out of which 54 are operational and the remaining 13 are under development.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and customer centricity is not only well positioned to sustain its leadership position in the industry, but is also poised to emerge as the largest hotel chain in the country over the next few years.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded robust growth in revenues and profits. Segment Revenues grew by 15% over the previous year to touch Rs. 3234 crores. Segment Results at Rs. 684 crores reflect a growth of 35%.

Paperboards & Specialty Papers

The Global Paper and Paperboards Industry is estimated to grow at 4% in the ensuing year after two consecutive years of slowdown. Asian markets (excluding Japan) are expected to grow at 9% per annum in the near term with China and India continuing to lead the growth.

The domestic Paperboards industry grew by about 7% in 2009-10 against 6% in the previous year and is expected to gain momentum and grow at around 9% per annum over the next 5 years. Value-added products are expected to grow at a higher rate of about 15% per annum during this period. A robust economy coupled with changing consumer preference for branded

[The state-of-the-art paper machine commissioned in 2008 operated to full capacity during the year, enabling your Company to make a significant entry into the Paper segment. ITC is the market leader in the Paperboards segment with a value market share of around 26%.]

products with unique and sophisticated packaging is expected to drive increased demand for superior quality paperboards. The pharma, textiles, FMCG, modern retail and consumer electronics segments offer significant growth opportunities.

The domestic Paperboards market size is about 2 million tons per annum and is characterized by fragmented capacities, serviced by over 100 mills. Only a few mills have been able to deliver desired quality standards on a consistent basis. Your Company is the market leader in the Paperboards segment with a wide range of products, a value market share of about 26% and a significantly higher share of the fast-growing value added paperboards segment. In order to sustain its pre-eminent position in the Paperboards segment, the business plans to invest in a state-of-the-art machine which is expected to be operational by early 2012.

The Indian Paper Industry at 9 million tons per annum accounts for about 2% of the world's production of paper and paperboards. India is globally the fastest growing market for paper, with paper consumption estimated to touch 14 million tons by 2015-16. Growth in the 'Writing and Printing' paper industry in 2009-10 was about 6%. This segment is expected to grow at about 8% per annum during the next 5 years, with higher growth in the premium quality coated papers and branded copier paper categories at 12%. In the case of specialty papers, increased infrastructure spending and growth in construction will drive demand for quality décor and insulating grades.

The state-of-the-art new paper machine commissioned in 2008 operated to full capacity during the year, enabling your Company to make a significant entry into the Paper segment of the industry. The copier and writing paper produced by this machine has enabled higher order value capture on the back of the strong forward linkages with your Company's Education and Stationery Products business.

Your Company is the largest manufacturer of cigarette tissue in India and continues to be the market leader with a share of 65% of the domestic market. In the growing décor segment, your Company continues to record steady growth with a market share of 26%.

Total production of Paper and Paperboards during the year stood at 547,931 tons compared to 469,335 tons during the previous year. Overall sales, including internal transfers, grew by 19% to 549,181 tons, with the value added paperboards growing at a faster pace of 29%. Export turnover for the year grew by 38%. Currently, the business exports to more than 50 countries including UK, UAE, Turkey, Greece, Sri Lanka, Bangladesh, Iran and Nigeria.

Despite inflation in input costs and pricing pressures in the 'Writing and Printing' paper segment, the business posted a sterling performance driven by higher overall productivity, higher value capture through increased usage of in-house pulp, superior product mix and several cost management initiatives.

Over the years, your Company has pursued an aggressive clonal propagation strategy to address the twin challenges of securing long term supply of fibre and remaining cost competitive. This strategy makes available in-house developed high-yielding clones and seedlings of the desired pulp wood species together with extension services to farmers engaged in plantation of pulp wood on their marginal wastelands. The quality of these clones and seedlings, products of your Company's bio-technology based research programme, has been tested for its effectiveness over the last 14 years in more than 100,000 hectares of plantations, including 13,000 hectares planted during the year under review. Enhanced R&D activity has resulted in the development of high yielding 'Subabul' clones. Continued focus on clonal plantations in core areas is expected to yield significant competitive advantage in the years to come. Your Company's R&D is actively collaborating with several expert agencies to further leverage bio-technology to enhance both farm and manufacturing yields.

Your Company continues to represent to policy makers to introduce appropriate amendments to the Forest Conservation Act, 1980 and related Rules to permit the industry to use degraded forest land for afforestation linked to the end-use of such wood. An enabling policy framework that would inter alia promote public-private partnerships for the development of degraded forest lands would serve the multiple objectives of enhancing

Your Company became a member of the WWF Global Forest and Trade Network, the first Indian Company to have been so invited. ITC has also won the Forest Stewardship Council's 'Chain of Custody' certification, a global industry benchmark for sustainable development, for its units at Bhadrachalam and Kovai.

the competitiveness of the Indian paper and paperboards industry, creating sustainable livelihoods in rural India and enhancing the green cover.

Waste paper is a key source of fibre in the manufacture of recycled boards. Unfortunately, mobilization of waste paper in India has been very low at 14% as against 60% in developed countries. Your Company has launched a collaborative initiative, called 'WOW' (Wealth Out of Waste), for improving waste paper recycling. It has established an efficient collection and recycling chain, targeting large sources of aggregation such as schools, offices, residential colonies and apartments. During the year, the business sourced 18,000 tons of waste paper through this initiative.

In line with your Company's commitment to achieve yet another environmental milestone of being 'solid waste recycling positive', the Tribeni and Bhadrachalam units accomplished that goal during the year. The business has been able to achieve an overall positive solid waste recycling footprint by procuring and recycling over 125,000 tons of waste paper during the year. The business is also working on various Clean Development Mechanism (CDM) projects under the Kyoto Protocol to enable full realization of potential benefits in this area. Your Company's unique social forestry project has been the first of its kind in India to be registered with the United Nations Framework Convention on Climate Change (UNFCCC) as a CDM project. The net benefits from this project will be passed on to the partnering farming communities. In yet another of its sustainability initiatives, the business commissioned a 'green' boiler with a capacity of 90 tons per hour in its Bhadrachalam unit during the year. The 'green' boiler uses biomass sourced from wood and agricultural waste as fuel, yielding substantial cost reduction, apart from earning CERs (Certified Emission Reduction) under the CDM.

During the year your Company became a member of the WWF – World Wide Fund for Nature's Global Forest and Trade Network (WWF GFTN), the first Indian Company to have been so invited. The business also won the Forest Stewardship Council's (an organization established to promote the responsible management of the world's forests) 'Chain of Custody' certification (FSC-COC) for its units at Bhadrachalam (FSC-Mixed) and Kovai (FSC-Recycled). This certification is a global industry benchmark for sustainable development.

All units of the business have obtained the ISO 9001, ISO 14001 and OHSAS 18001 certification. The Bhadrachalam unit was awarded the 'Sword of Honour' by the British Safety Council. All four units got the '5 Star Rating' from the British Safety Council for the first time in the same year. Further, the Bhadrachalam unit received the '5 Star Audit Grading for Environment' in the very first audit.

The end-to-end ERP system was successfully implemented during the year. The system will provide real-time information for faster decision making and improved operational management.

Continuing inflation in the cost of domestic raw materials and imported pulp will exert pressure on industry profitability in the near term. Your Company, with an expanded and fully functional pulp mill and a well differentiated product portfolio is well positioned to mitigate the impact of these cost escalations.

The integrated nature of the business model-access to high-quality fibre from the economic vicinity of the Bhadrachalam mill, in-house pulp mill and state-of-the-art manufacturing facilities on the one hand and a robust forward linkage with the Education and Stationery Products business on the other – strategically positions your Company to further consolidate and enhance its leadership status in the Indian Paper and Paperboards industry.

Packaging and Printing

Your Company's Packaging and Printing business continues to make investments in world-class technology and skills to consolidate its position as the leading provider of high quality paperboard and flexibles packaging in the country. The business provides strategic sourcing support to your Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality at competitive cost.

During the year under review, the business achieved substantial growth in its external trade and emerged as a leading supplier of value added packaging to the Consumer Electronics and FMCG segments. The

ITC's Packaging and Printing business won several national awards for excellence in printing, as well as the 'World Star' award for excellence in packaging. The Munger unit has been certified at Level 8 of the International Quality Rating System.

business continued to leverage the state-of-the-art flexible manufacturing facilities at Chennai and Haridwar to provide innovative packaging solutions to your Company's Branded Packaged Foods and Personal Care businesses. The in-house capability to deliver best-in-class packaging solutions is reducing time-to-market for new launches and is a source of competitive advantage for these businesses.

Capacities are being augmented at both the Chennai and Haridwar units to cater to the increased packaging requirements of your Company's FMCG businesses and to service the expanding universe of external customers. Your Company's full range of capabilities, riding on multiple packaging platforms, will enable the business to consolidate its strong position in the domestic market and build a growing franchise in the export markets.

The 14.1 megawatt wind energy farm, which was commissioned in 2008, is operating at optimum levels providing clean energy to the Chennai unit. This initiative, flowing from your Company's commitment to the 'Triple Bottom Line', obtained the UNFCCC registration under the Clean Development Mechanism of the Kyoto Protocol during the year, making it eligible for carbon credits.

The factories at Chennai, Munger and Haridwar maintained the highest standards in Environment, Health and Safety (EHS) and quality management during the year. The business won several national awards for excellence in printing, as well as the 'World Star' award for excellence in packaging. The Munger unit was certified at Level 8 of the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV) during the year. This is the second such certification for the business with the Chennai unit having achieved the distinction of being the first unit in India to receive this rating in the year 2007. All the three units at Chennai, Munger and Haridwar received the '5 Star Rating' for safety from the British Safety Council.

With substantial investments in technology, well-honed quality systems and distributed and diversified manufacturing capability, the business is well poised to sustain its position as one of the foremost packaging houses in the country.

D. AGRI BUSINESS

Cigarette Leaf Tobacco

Triggered by increasing farm prices on the one hand and growth in the global Cigarette markets on the other, tobacco production continued to increase, largely driven by producers in Asia and Africa. While the four large international cigarette manufacturers and the Chinese monopoly were the key drivers of demand growth, China, India and Africa (Zimbabwe, Malawi, Tanzania, Zambia, Uganda, Kenya and Mozambique) were the main leaf tobacco supply regions. In India, driven by the unprecedented farm price increase during 2008 and an enhanced export demand, leaf tobacco production scaled a new peak during 2009 with all major flue-cured and burley crops registering an increase in acreage and productivity. Farm prices registered a further increase over the 2008 levels, making leaf tobacco one of the most remunerative crops for the farmer. However, enhanced production in China and increased availability of leaf tobacco in Africa are expected to stabilize the escalating demand and spiraling prices of the past few years. Burley and oriental tobaccos have moved into a moderate over supply situation with the revival of the crop in Malawi, Mozambique and other African nations.

In 2010, the global supply-demand situation is expected to sustain growing dependence of international blends on Indian tobaccos. With demand estimated to continue exceeding supply, Indian tobaccos are expected to retain customer preference. Since flavour is not a competitive strength of Indian tobacco, focussed attention to reliability, scalability, product integrity service and competitive pricing would be imperative to sustain and grow market share.

In addition to the development of the first series of Flue Cured Hybrids, your Company's concerted efforts during the year on varietal improvement resulted in the identification of two Advanced Breeding Lines for specific regions in Andhra Pradesh and Mysore. A new system

[Your Company strengthened its position as the foremost supplier of quality Indian tobaccos in the global market, achieving a record export growth of 86% over last year.]

of improved nursery management was designed to enhance seed use efficiency. It has resulted in the production of superior quality seedlings with an optimum use of crop production chemicals, besides conserving irrigation water. Appropriate agronomical practices were formulated to harness the potential of the newly developed varieties. Farmers benefited through significantly higher productivity coupled with desirable quality traits. Further, technical collaboration with international agencies in burley and oriental tobaccos helped in devising crop specific package of practices for the production of preferred styles. These pioneering R&D interventions augmented with dedicated crop development initiatives in different growth regions have ensured desirable levels of production, enabling the Indian farmer to move towards global standards in crop cultivation. Capitalising on your Company's R&D efforts on varietal improvement, the growing areas of Flue-Cured Virginia hybrids were substantially increased in collaboration with the Central Tobacco Research Institute and the Tobacco Board of India. In addition, chemistry and flavour benchmarked grades of tobacco have started yielding benefits in terms of product characteristics and financial returns.

Leveraging the growing demand for the Indian crop, your Company further cemented its position as the foremost supplier of quality Indian tobaccos in the global market, achieving a record export growth of 86% over last year. Your Company is now ranked 6th among global leaf tobacco exporters.

The business continued to provide strategic sourcing support to your Company's Cigarette business.

On the domestic front, deepening challenges are manifesting in multiple ways. As explained in an earlier section of this Report, Indian cigarette manufacturers continue to face unilateral and arbitrary increases in excise duties, VAT and entry tax coupled with restrictive regulations and the menace of illegal domestic cigarettes. The combination of high taxation and harsh regulations, targeted almost exclusively at the cigarette industry, is putting serious pressure on consumers to migrate to alternate and lightly taxed tobacco products. Such a punitive and discriminatory approach to cigarette taxation and regulation will adversely impact domestic demand with severe consequences for tobacco farmers and all others who depend on the tobacco value chain for their livelihood. An equitable and balanced approach to cigarette taxation is imperative to de-risk the tobacco dependants from harsh consequences to their livelihoods.

Your Company continues to focus on maintaining the highest quality and safety standards in the factories. During the year, the Anaparti unit upgraded its Quality Management System from ISO 9001:2000 to ISO 9001:2008. Both the Chirala and Anaparti units upgraded Social Accountability Management System from SA 8000:2001 to SA 8000:2008. The Chirala unit also upgraded its Occupational Health and Safety Assessment Series (OHSAS) from the 1999 standard to the 2007 standard.

In order to meet the increasing requirement for processing capacity, the business is in the process of establishing a green leaf processing plant near Mysore.

Your Company, with its outstanding R&D capability, unique crop development and extension expertise, contemporary processing facilities and deep understanding of customer and farmer needs is poised to leverage the emerging opportunities for the Indian leaf tobacco industry.

Agri Commodities

Global agricultural commodity prices were soft and benign for most part of the year in the wake of a recessionary overhang. In India however, a poor monsoon during 2009 led to an 8% fall in agricultural production with food grain output falling by about 10%. Food inflation, which touched a high of 20% in December 2009, emerged as a key concern in macro-economic management. Domestic prices of all agricultural produce continued their upward trend. This led to the Government of India extending the ban on export of rice and wheat. Stock control limits on most agri commodities imposed earlier continued through the year in several States.

A good soya crop in the US and Argentina led to lower prices for soya meal in the international markets. However, an erratic monsoon in India resulted in below-normal soya output and consequent higher farm prices. Price disparity between the global and Indian

> ITC continues to train farmers to deploy organic farming techniques, 'Good Agriculture Practices' and product traceability systems through demonstration plots and extension services designed to help them obtain international organic certification.

markets rendered Indian soya meal uncompetitive, adversely affecting your Company's soya meal exports. In order to insulate the business from such volatile price cycles, your Company piloted an 'agri commodity sourcing services model' which provides its customers an integrated offer comprising sourcing advantage, credit and stock and risk management services. This model, apart from being relatively risk free, is designed to provide consistent returns even in a volatile market scenario. The model, which was well received by customers, is being scaled up.

During the year, the business introduced several new products and continued to acquire new customers in the value-added processed fruits segment. This strategy helped the business to partially mitigate the impact of recession in its key export markets. Special focus was initiated on expanding supplies of value-added products to the domestic market as well. Your Company continued its initiative of developing a robust supply chain for production and marketing of organic fruits with farmers across various States in the country. Farmers are being trained to deploy organic farming techniques, 'Good Agriculture Practices' (Global GAP) and product traceability systems through demonstration plots and extension services designed to help them obtain international organic certification.

The business continued to source identity preserved specific grades of high quality wheat through the e-Choupal network for your Company's Branded Packaged Foods business. Significant cost and quality advantages were achieved through sourcing across geographies based on price optimisation and by just-in-time direct procurement at the processing units. In sourcing chip stock potato for your Company's 'Bingo!' brand of potato chips, the business scaled up sourcing of locally grown potatoes (closer to the manufacturing units) in order to support local farmers and minimise logistics costs. Significant progress was made on this front during the year, with over 50% of the potato requirements for the Haridwar plant being sourced locally. The business also carried out successful trials on new varieties of potato with longer storage life in Madhya Pradesh and Gujarat to secure a cost effective alternative to expensive off-season buy. Synergies with Technico Agri Sciences Ltd, a step-down subsidiary of your Company, continued to be leveraged in the form of access to high quality seeds and internationally benchmarked agronomy practices.

Your Company's neem-based organic manures such as 'Wellgro Soil', 'Wellgro Grains' and 'Wellgro Crops' continue to gain wide acceptance amongst the farming community and corporate houses engaged in contract farming. These products were endorsed by Control Union (European agency for certifying organic status) as organic inputs under stringent quality specifications of the National Program on Organic Production (NPOP). During the year, the business introduced a new organic manure – 'Wellgro Crops' in liquid form for horticultural crops like chillies, tomato, banana, citrus fruits and leafy vegetables – which has been well received by the farming community in Andhra Pradesh and Karnataka. 'Wellgro Crops' has been empanelled under the National Horticulture Mission as part of the Organic Farming and Integrated Nutrient and Pest Management programs. During the year, the business strengthened its supply chain in Maharashtra, Karnataka, Andhra Pradesh and Gujarat for improved market reach and service to larger sections of the farming community. Your Company has tied up with several agricultural research organisations for taking up field trials on major crops and for propagating Integrated Nutrient and Pest Management practices. Your Company has also taken up intensive R&D activities to develop crop and market specific eco-friendly inputs based on biological and natural products.

With growing concerns relating to food safety and product integrity, there is an increasing demand for suppliers with 'end-to-end' capabilities and complete custody of the supply chain, supported by appropriate technology and quality, and augmented with traceability management systems to provide the required product assurance. Your Company seeks to harness this opportunity by building the business model on the strength of customized products and services with requisite crop development, state-of-the-art infrastructure and tailor-made processes to garner an increasing share of the fast growing domestic

> Your Company's neem-based organic manures such as 'Wellgro Soil', 'Wellgro Grains' and 'Wellgro Crops' continue to gain wide acceptance. These products were endorsed by the European Agency Control Union as organic inputs under stringent quality specifications of the National Program on Organic Production.

and export markets. During the past four years, apart from providing support to the 'Aashirvaad' range of spices, the business has gained considerable market standing amongst large domestic and export customers as a supplier of assured quality with customized processes and infrastructure. The business continues to leverage differentiation and customization for enhanced value capture by targeting sales to large food and industrial users of spices, medicinal and aromatic plants and their derivatives.

Despite a very poor monsoon which adversely affected the country's farm sector credit off-take, your Company actively pursued its initiative of marketing Kisan Credit Cards on behalf of the State Bank of India. The quantum of farmer loans facilitated by the channel grew 29% during the year. Credit camps organised by the business to help farmers improve the awareness of a seemingly complex product like Kisan Credit Card drew all round appreciation from farmers and other stakeholders. This increased awareness and continuous communication at the field level significantly improved the quality of documentation and helped achieve a substantial reduction in rejection of applications and improved turnaround times.

In the rural retailing initiative, several innovative activities were undertaken during the year to enhance engagement with rural consumers including a sales incentive scheme for village lead farmers (Sanchalaks), discount coupons and lucky draws for farmer-customers and re-designed store layouts for improved product visibility. These interventions have resulted in a positive consumer response with sales of FMCG, Apparel and Grocery categories increasing by 24% over the previous year.

Distribution of FMCG products in the rural markets through the e-Choupal network gained traction with throughput during the year recording an impressive increase of 44%. Plans are on the anvil to expand distribution reach of this initiative to more than 50,000 villages over the next 12 months.

Following the semi-urbanisation of some of the top-tier villages, rural youth from these areas now prefer urban jobs to agriculture and farm employment. Recognising the potential opportunity for the e-Choupal model in this space, the business, in alliance with Monster India – an online career and recruitment firm – launched a web portal christened 'rozgarduniya.com' during the year. This portal will enable job seekers in rural areas to apply for jobs through e-Choupals. The launch has met with very encouraging response and is being scaled up.

Your Company has been selected to be part of a consortium by the UK Department for International Development (DFID) to work on 'Poorest States Inclusive Growth Programme' (PSIG). The programme aims to enable the poor in the rural areas of identified backward states in India to contribute to and benefit from economic growth. The programme, which will also be driven through your Company's e-Choupal network, plans to achieve this objective by expanding access to markets and finance for poor communities, creating sustainable small-scale business models, promoting efficient and sustainable financial intermediation channels and establishing community owned institutions. The programme, which is currently undergoing a detailed pre-implementation review, will be rolled out over the next 6 years.

All these initiatives will progressively transform the e-Choupal model into an all-weather venture – relatively de-risked from regulatory uncertainties and market volatility – even as it continues to serve as an effective intervention model for rural development.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and those of the subsidiary companies. Further, the report and accounts of the subsidiary companies will also be available at the 'Shareholder Value' section of your Company's website, www.itcportal.com in a user friendly, downloadable format.

ITC Global Holdings Pte. Ltd., Singapore ('ITC Global'), a subsidiary of your Company, was under Judicial Management since 8th November, 1996 till 30th November, 2007. On an application of the Judicial Managers of ITC Global, the High Court of the Republic of Singapore on 30th November, 2007 ordered winding up of ITC Global, appointed a Liquidator and discharged the Judicial Managers. Consequently, your Company is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the financial year ended

31st December, 2009 or to make available copies of the same for inspection by shareholders.

Surya Nepal Pvt. Ltd.

During the year under review the political environment in Nepal remained volatile with changes in the composition of the ruling coalition and rising tensions within and amongst political parties. The proposed new Constitution stayed unwritten, and social, economic and political disruptions continued to take place from time to time. However, in spite of the political uncertainty, Nepal remained relatively sheltered from the impact of the global recession, with the economy registering a GDP growth of 3.8% for the financial year ending mid July 2009. The GDP growth forecast for 2009-10 stands at 3.5%.

Notwithstanding the challenging socio-political environment, the company's growth and performance continued on an upward trajectory. In the twelve-month period ended 13th March 2010, the company's sales grew by 30% to Nepalese Rupees 1005 crores (net of VAT). Profit After Tax at Nepalese Rupees 181 crores represents an increase of 25% over the previous year. The company's sales (net of VAT) accounts for almost 1% of Nepal's GDP, while its contribution to the Exchequer accounts for about 3% of the total revenues of the Government of Nepal. The company continues to retain its status as the single largest private sector contributor to the Exchequer.

The company's cigarette business continued to make good progress and maintained its leadership position with focus on the premium end of the market, capturing a larger value share. The 'Surya' trademark is the undisputed value leader in the premium segment, capturing consumer franchise in the face of competing international brands. 'Khukuri', the largest selling trademark of the company showed healthy growth. 'Pilot', a brand launched two years ago in the regular-size filter segment, continues to garner significant share.

On the manufacturing front, the company invested in new technology packing lines to sustain superior and consistent product quality, and made sustainable improvements in supply chain and inventory management. Energy conservation measures were further reinforced.

Despite the agro-climatic challenges of growing tobacco in Nepal, the company's continuous guidance to tobacco farmers from the stage of seed development to crop harvesting and provision of customized extension services helped enhance productivity and quality. Efforts are underway to further improve the quality of domestic grades. Encouraged by these interventions, farmers have increased the acreage under leaf cultivation.

During the year under review, the garments export business was adversely impacted by increased import taxes in India from July 2009, depreciation of the US Dollar vis-à-vis the Nepalese Rupee and disruptions in the supply chain owing to frequent strikes and blockades. However, in spite of these challenges, the company leveraged its new, state-of-the-art garment manufacturing facility at Biratnagar to meet export orders for the 'Wills Lifestyle' and 'John Players' range of apparel as well as to support the company's foray into new export markets, especially in the European Union (EU) and the United States (US). The recent removal in February 2010, of Additional Customs Duty of 4% on all garment imports into India, will also provide further impetus to the business in coming years.

In the domestic garments market, 'John Players' and 'Miss Players' have become leaders in the branded apparel segment with a strong presence in the minds of consumers. 'Springwood', the company's mass market brand positioned as an alternative to low priced imports from China and South East Asia, has grown and further consolidated its position in the 'value for money' segment.

In the Matches business, which the company entered two years ago, the sales of its brand 'Tir' grew 80% and further strengthened its strong consumer franchise.

The company continued to remain committed to its role as a responsible corporate citizen and promoted sports and tourism in the country under the 'Surya Nepal Khelparyatan' programme. During the year, the company sponsored the 'Surya Nepal Masters' which is the country's top professional golf tournament and the 'Surya Nepal Golf Tour' which is Nepal's first professional golf tour.

The company declared a dividend of Nepalese Rupees 98/- per equity share of Nepalese Rupees 100/- each for the year ended 31st Ashad 2066.

ITC Infotech India Limited

During the year under review, the global economic downturn continued to impact IT spends in target markets resulting in reduced budgets, cost cutting initiatives, longer decision making cycles and pricing pressures from existing customers. Overall, this meant a relatively low growth rate for the Indian IT services industry which responded by tightening cost structures, crafting new, low-cost solutions for customers and seeking new growth markets.

Despite the severe challenges resulting from such adverse market conditions, the company grew total income for the year by 8% and significantly improved its profitability. New customer acquisitions and renewed thrust on scaling up existing engagements in target industry domains, solution areas and focus technologies were critical to achieving this performance.

For the year under review:

(a) ITC Infotech India Ltd. registered an Income of Rs. 377.71 crores (previous year Rs. 349.72 crores) and a Profit After Tax of Rs. 34.01 crores (previous year Rs. 3.04 crores);

(b) ITC Infotech Limited, UK, (I2B) a wholly owned subsidiary of the company, registered a Turnover of GBP 19.44 million (previous year GBP 20.61 million) and a Net Profit of GBP 0.69 million (previous year GBP 1.02 million).

(c) ITC Infotech (USA), Inc., (I2A) a wholly owned subsidiary of the company, together with its wholly owned subsidiary Pyxis Solutions LLC, registered Total Revenues of US$ 30.99 million (previous year US$ 33.05 million) and a Net Profit of US$ 0.08 million (previous year Net Profit US$ 1.82 million).

Although, as mentioned earlier, the Industry was adversely impacted by reduced IT spending in most parts of the world as well as the threat of 'protectionism' in some target markets, there was an improvement in business sentiment towards the end of 2009-10, reflecting in a stronger sales pipeline for the Indian IT services industry. Most governments view the IT sector as an important engine of economic growth and many are taking measures to stimulate sector output as a means of accelerating economic recovery.

The company leveraged this opportunity to maintain its strong pace of new customer acquisitions. The company added new marquee customers to its portfolio across Americas, Europe and India and made significant forays into Latin America and Western Europe. In line with its strategy of being closer to the customer, the company, during the year, opened branch offices in South Africa and the Netherlands.

The company continues to invest in building strong and differentiated capabilities in its target markets. Some of these capabilities include customer loyalty solutions for airlines, hospitality and retail industries, tailored solutions for the chemical, printing and packaging industries based on the SAP platform and incubating new solutions for the pharmaceutical industry. Oracle has partnered with ITC Infotech to establish an 'Oracle Industry Solution Center of Excellence', a strong validation of the company's domain and technical capabilities in certain key industry verticals. The company's strategic relationship with Parametric Technology Corporation enables it to provide highly specialized global support to organizations in managing their product lifecycle processes.

Capitalising on the emerging market for low cost solutions, the company invested in building technology solutions for its customers on a pay-per-use mode. The company has also developed significant expertise in open source solutions that enables its customers to integrate and present business information from existing disparate sources in a seamless manner, at relatively lower costs.

The company's focus on building deep and differentiated capabilities is being increasingly validated and recognized by global analyst firms. The company has been featured for the fourth year in a row in the 'Leader's Category' for the 2010 Global Outsourcing 100 by the International Association of Outsourcing Professional (IAOP) and has also been recognized as being amongst the top 20 Industry leaders focused on the consumer goods and retail industry. The company continues to be featured in the Global Services 100 list for the fifth year in a row.

The company continues to focus on enhancing its internal systems and processes in order to continuously improve the quality of its services to customers and has established a centre of excellence for project management. The company has been ISO 9001:2008 certified by DNV.

The company continues to invest in building its talent pool and improving its delivery and support processes to build resource capabilities and improve efficiencies. According to a recent NASSCOM industry estimate, talent shortfall will continue over the next few years leading to increasing pressure on talent availability. The company continues to sharpen its focus on growing and nurturing talent internally through continuous employee engagement and training programs. On the basis of the company's practice of empowering employees, being aligned to international human rights norms and national labour laws, the company was certified SA 8000:2008 by DNV.

With strategies in place to expand to new markets, a portfolio of differentiated solutions, the ability to provide superior customer care and excellence in delivery through project management capabilities, knowledge management, solution accelerators and a robust quality system, the company is poised to achieve rapid growth.

Russell Credit Ltd.

During the year, the company registered an income of Rs. 51.81 crores and a Profit After Tax of Rs. 41.93 crores. Investments aggregating Rs. 387.31 crores held by the company in Agro Tech Foods Limited, VST Industries Limited, EIH Limited and Hotel Leelaventure Limited were sold to your Company at their respective book values.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Ltd., made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer would be subject to the final Order of the High Court, which is still awaited. Similar suits filed by an individual and two shareholders of VST, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

Wimco Limited

The company achieved a Turnover of Rs. 216 crores, registering a growth of 19% over the previous year on account of higher unit realization in the Matches business and an improved performance in the Engineering and Agro Forestry businesses of the company. However, in spite of the growth in sales and realizations, the company posted a net loss for the year of Rs. 16.24 crores against a net profit of Rs. 1.12 crores in the previous year, primarily as a result of steep increases in input costs.

During the year under review, margins in the Matches business were under pressure due to a very sharp escalation in the prices of raw materials, primarily wood, splints, paperboard and key chemicals. A contemporary match manufacturing line was installed at the Kolkata unit during the year for improved efficiencies and better quality. This technology has been fully absorbed and is working satisfactorily. Several other measures were also taken to rationalize costs and improve margins in this highly competitive category.

The Engineering business of the company registered a growth of 25% over the previous year as the investment climate improved towards the second half of the year with customers confirming orders for packaging machines. This business is poised for further growth through new customer acquisitions, both in the domestic and overseas markets. The business plans to leverage new and improved product designs to offer superior packaging solutions to customers.

Availability of critical raw material like wood at competitive prices is crucial for the success of this industry. The Agro Forestry business of the company is taking steps towards this end by supplying high quality poplar ETPs (Entire Transplant) to farmers in North India. The supply of ETPs during the year at 4.5 million registered a growth of 28% over the previous year. This initiative not only creates a long-term sustainable source of supply of a critical raw material, but also directly creates employment and livelihood and improves the green cover in the region.

Srinivasa Resorts Limited

During the financial year ended 31st March, 2010, the company recorded an income of Rs. 54.57 crores (previous year – Rs. 62.27 crores) and a Profit Before Tax of Rs. 14.11 crores (previous year – Rs. 18.53 crores). Profit After Tax stood at Rs. 9.62 crores (previous year – Rs. 12.66 crores) after providing for income tax of Rs. 4.49 crores (previous year – Rs. 5.87 crores).

The financial performance of the company's hotel at Hyderabad, ITC Kakatiya, was adversely impacted by the continuing economic slowdown and the political instability in the State resulting from the Telengana agitation. The hotel initiated various measures to contain costs and improve profitability without compromising on the quality of superior guest experience.

Despite the adverse market conditions, the company continues to make investments in maintaining the contemporariness of its hotel property. The hotel received the 'Greentech Environment Excellence Award' from the Greentech Foundation and the 'Golden Peacock' Award for its outstanding achievement in Environment Management. The hotel also received the 'Times Food Guide' best restaurant award for 'Kebabs & Kurries' and 'Dakshin', and the best pub award for 'Dublin'.

The Board of Directors of the company has recommended a dividend of Rs. 2/- per equity share of Rs. 10/- each for the year ended 31st March, 2010.

Fortune Park Hotels Ltd.

During the financial year ended 31st March, 2010, the company recorded an income of Rs. 1492 lakhs (previous year Rs. 1290 lakhs) and earned a Profit After Tax of Rs. 213 lakhs (previous year Rs. 143 lakhs) after providing for income tax of Rs. 120 lakhs (previous year Rs. 89 lakhs).

The company, which caters to the 'mid-market to upscale' segment, forged new alliances during the year taking the total number of properties under the Fortune brand to 59, with a total room count of 4817. Of these, 34 properties are operating hotels. Another 4 hotels are slated to be commissioned during the course of the financial year 2010-11. The remaining 21 hotel projects are under various stages of development. The company seeks to be a dominant player in the mid market to upscale segment, providing quality products and services that would position 'Fortune' as the premier 'value' brand in the Indian hospitality sector.

The Board of Directors of the company has recommended a dividend of Rs. 6/- per equity share of Rs. 10/- each for the year ended 31st March, 2010.

Bay Islands Hotels Limited

During the year 2009-10, the company earned an income of Rs. 101.08 lakhs (previous year Rs. 96.75 lakhs) and Profit After Tax of Rs. 67.94 lakhs (previous year Rs. 63.85 lakhs) after providing for income tax of Rs. 26.69 lakhs (previous year Rs. 26.99 lakhs).

The Board of Directors of the company has recommended a dividend of Rs. 50/- per equity share of Rs. 100/- each for the year ended 31st March, 2010.

Landbase India Limited

Landbase India Ltd. (Landbase) owns and operates 'The Classic Golf Resort', a Jack Nicklaus Signature Course, 45 Kms from Delhi. As reported in the previous years, golf based resorts present attractive long-term prospects in view of their growing popularity all over the world. The work towards creating a destination luxury resort hotel at the Classic Golf Resort is now at an advanced stage of development. Permissions required for the commencement of the project are in place and the work is likely to commence in the ensuing financial year.

During the year, the company increased its Authorised Share Capital from Rs. 10 crores (One crore equity shares of Rs. 10/- each) to Rs. 200 crores comprising Equity Share Capital of Rs. 50 crores (Five crore equity shares of Rs. 10/- each) and Preference Share Capital of Rs. 150 crores (One crore Fifty lakhs preference shares of Rs. 100/- each). During the year, the company issued and allotted to ITC Limited, (i) 1,01,00,000 Redeemable Preference Shares of Rs. 100/- each for cash at par, aggregating Rs. 101 crores and (ii) 4,60,00,000 Equity Shares of Rs. 10/- each for cash at par on 'Rights Basis' aggregating Rs. 46 crores. The proceeds from the Preference Share and Rights issues were utilized by the company during the year to repay to your Company the outstanding loans and advances aggregating to Rs.145.14 crores.

Technico Pty Limited

The company continued to focus on the commercialisation of its proprietary TECHNITUBER® technology and subsequent field multiplication of seed potatoes through its wholly owned subsidiaries in different geographies. The company is also engaged in the marketing of TECHNITUBER® seeds to global customers from the production facilities of its subsidiaries in India, China and Canada. Operating results of the company and its subsidiaries as a whole reflect significant improvement over the previous year.

During the year under review, Technico's leadership in the production of early generation seed potatoes and strong agronomy skills has been leveraged by your Company's Branded Packaged Foods business in its chip stock sourcing operations for the 'Bingo!' brand of potato chips as well as by the Agri Commodities business in servicing the seed potato requirements of its farmer base in key states. The resultant higher sales, together with improved pricing and margins under conducive market conditions enabled the Indian subsidiary of the company to double its revenues and grow its profits fourfold.

For the year under review:

a) Technico Pty Ltd., Australia registered a Turnover of Australian Dollar (A$) 1.95 million (previous year: Nil) and a Net Profit of A$ 0.71 million (previous year: loss of A$ 0.39 million). During the year the company revised its business model and engaged in sale of TECHNITUBER® seeds produced by its operating subsidiaries in India and China instead of engaging in fee based marketing of such seeds to its customers. The consequential improvement in margins together with cost control measures resulted in superior operating performance. The company has also reversed, to the extent of A$ 0.51 million, the previous write down of its investment in its wholly owned subsidiary Technico Asia Holdings Pty Ltd., Australia consistent with the reversal of previous write downs by the said Australian company of its investment in its Chinese subsidiary.

b) Technico Asia Holdings Pty Ltd., Australia did not engage in any activity during the year, other than holding the entire shareholding of Technico Horticultural (Kunming) Co. Ltd., China. During the year, the company earned a Net Profit of A$ 0.51 million [2009 : Nil] representing a reversal of the previous write down of its investment in its subsidiary, Technico Horticultural (Kunming) Co. Ltd., China so as to reflect this investment at the net book value of the underlying assets of the Chinese company.

c) Technico ISC Pty Ltd., Australia continued to be dormant during the year.

d) Technico Technologies Inc., Canada registered a Turnover of Canadian Dollar (C$) 0.12 million (previous year: C$ 0.16 million) and posted a Net Loss of C$ 0.11 million (previous year: Net Profit of C$ 0.54 million). It may be recalled that the previous year's results included a onetime gain of C$ 0.73 million by way of financial grant provided by the government of the province of New Brunswick, Canada.

e) Technico Agri Sciences Limited, India registered a Turnover of Rs. 54.31crores (previous year: Rs. 27.66 crores) and a Profit After Tax of Rs. 14.02 crores (previous year: Rs. 3.02 crores) driven by the growth in sales volumes of its high quality early generation seed potatoes from 26,292 tons to 35,079 tons and higher price realisations and margins.

f) For the year ended 31st December, 2009, Technico Horticultural (Kunming) Co. Ltd., China registered a Turnover of Chinese Yuan (CNY) 4.26 million (previous year: CNY 11.68 million) and posted a Net Loss of CNY 1.70 million (previous year: Net Loss of CNY 2.86 million). The results of the Chinese company for the period 1st April 2009 to 31st March 2010, which is incorporated in the Consolidated Financial Statements of your Company, reflect a Turnover of CNY 6.07 million (previous year: CNY 11.63 million) and a Net Profit of CNY 1.15 million (previous year: Net Loss of CNY 1.66 million). The business continues to focus on export of TECHNITUBER® seeds.

King Maker Marketing Inc.

King Maker Marketing Inc. (KMM) is a wholly owned subsidiary of your Company registered in the State of New Jersey, USA. It is engaged in the distribution of your Company's tobacco products in the US market. It also provides your Company market research and business development services related to the US market for Tobacco and other FMCG products.

During the year under review, KMM faced a challenging operating environment with steep Federal Tobacco Tax increases for cigarettes and Roll Your Own (RYO) tobaccos taking effect from April 1, 2009 followed by tax increases in several states. Further, in June 2009, the US Congress granted jurisdiction to the Food and Drug Administration (FDA) for Tobacco products.

The sharp increase in taxes not only resulted in a rapid decline in Cigarette industry volumes but also fueled a significant rise in illicit sales and drove the majors further into the discount segment in which the company operates. Consequently, the company's pricing power was adversely affected. The RYO segment of the Industry was decimated and rendered irrelevant. As a result, KMM's tobacco business witnessed a muted revenue growth of 3% over the previous year.

Pressure on margins increased with trade preference for the costlier 'Low Ignition Propensity' (LIP) cigarettes, even where State laws did not mandate it. This, together with the rapid shift in consumer preference to hard packs from soft packs and the sharp decline in the RYO business, led to inventory obsolescence. The newly introduced FDA User Fee and further investments in infrastructure and business development for the garments operations set up in New York in the previous year added to the cost base. Consequently Post-tax profits have declined by 92% over the previous year.

The operating environment of the company is likely to remain challenging in the coming year. The various requirements of the FDA, which trigger progressively over the next three years, will, in 2010, require the company to make packaging changes and product ingredient disclosures. The company will continue to review the regulatory and market environment to craft its strategies and calibrate its initiatives in the US market.

ITC Global Holdings Pte. Ltd.

The Judicial Managers had been conducting the affairs of ITC Global Holdings Pte. Ltd., ("Global") since 8th November, 1996 under the authority of the High Court of Singapore. Pursuant to the application of the Judicial Managers, the Singapore Court on 30th November, 2007 ordered the winding up of Global, appointed a Liquidator and discharged the Judicial Managers.

As stated in the previous years' Reports, the Judicial Managers of Global had filed a Writ against your Company in November 2002 before the Singapore High Court claiming approximately USD 18.10 million. Based on legal advice, your Company filed an appropriate application for setting aside the said Writ. On 2nd March 2006 the Assistant Registrar of the Singapore High Court set aside the service of writ of summons on the company and some individuals. Subsequently in November 2006, your Company received a set of papers purportedly sent by Global including what appeared to be a copy of the earlier Writ of Summons. Your Company filed a fresh Motion in the Singapore High Court praying for setting aside the said Writ of Summons, which was upheld by the Assistant Registrar of the Singapore Court on 13th August 2007. Global filed an Appeal against this Order before the High Court of Singapore, which on 30th January, 2009, set aside the order giving leave to Global to serve the Writ out of Singapore against the company and also dismissed the said appeal. Thereafter on 14th December, 2009, your Company received a binder purportedly sent by Global including what appeared to be a copy of the same earlier Writ of Summons. Based on legal advice, your Company has again filed a Motion in the Singapore High Court praying for setting aside the said Writ of Summons, which is pending.

BFIL Finance Limited

The company continues to focus its efforts on recoveries through negotiated settlements including property settlements and pursuit of legal cases against various defaulters. During the year some negotiated settlements were concluded and the company effected collections aggregating Rs. 50 lakhs. The company had no external liabilities outside the ITC Group. The company will examine options for further business opportunities at the appropriate time.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

The issued and paid-up capital of Greenacre Holdings Limited was increased by Rs. 9 crores, which was subscribed to by the holding company Russell Credit Limited.

There were no major events to report with respect to the other companies.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona Limited delivered another year of robust business growth with Gross Sales at Rs. 135 crores growing by 19% over the previous year. However, pricing pressure, higher input costs and adverse forex rates impacted margins. Pre-tax profit for the year at Rs. 15.1 crores represents a growth of 3% over the previous year. The Board of Directors of the company recommended a dividend of Rs. 9 per Equity share of Rs. 10/- each for the year ended 31st December, 2009.

The company continued to pursue its quality initiatives during the year and towards this end upgraded its filter making machine, further consolidating its market leadership and technological edge over competition. The company's continuing focus on product and process quality and innovative product development further strengthened its partnerships with Indian cigarette manufactures and reinforced its status as their preferred supplier.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, a joint venture of your Company with Jodhana Heritage Resorts Pvt. Ltd., currently operates 54 properties under the 'WelcomHeritage' brand and continues to grow with another 13 properties under development.

RISK MANAGEMENT

As a diversified enterprise, your Company has always had a system-based approach to business risk management. Backed by strong internal control systems, the current risk management framework consists of the following elements:

— The Corporate Governance Policy clearly lays down the roles and responsibilities of the various entities in relation to risk management. A range of responsibilities, from the strategic to the operational, is specified in the Governance Policy. These role definitions, inter alia, are aimed at ensuring formulation of appropriate risk management policies and procedures, their effective implementation and independent monitoring and reporting by Internal Audit.

- The Corporate Risk Management Cell works with the businesses to identify and establish the respective risk profiles. The risk profiles include both strategic risks and operational risks.
- A combination of centrally issued policies and divisionally-evolved procedures brings robustness to the process of ensuring business risks are effectively addressed.
- Appropriate structures have been put in place to proactively monitor and manage the inherent risks in businesses with unique / relatively high risk profiles.
- A strong and independent Internal Audit Function at the Corporate level carries out risk focused audits across all businesses, enabling identification of areas where risk management processes may need to be improved. The Audit Committee of the board reviews Internal Audit findings, and provides strategic guidance on internal controls. The Audit Compliance and Review Committee closely monitors the internal control environment within the Company and ensures that Internal Audit recommendations are effectively implemented.
- At the business level, Divisional Auditors continuously verify compliance with laid down policies and procedures, and help plug control gaps by assisting operating management in the formulation of control procedures for new areas of operations.
- A robust and comprehensive framework of strategic planning and performance management ensures realization of business objectives based on effective strategy implementation. The annual planning exercise requires all businesses to clearly identify their top risks and set out a mitigation plan with agreed timelines and accountability. Businesses have confirmed that all relevant risks have been identified, assessed, evaluated and appropriate mitigation systems implemented.

The combination of policies and processes as outlined above adequately addresses the various risks associated with your Company's businesses. The senior management of the Company periodically reviews the risk management framework to maintain its contemporariness so as to effectively address the emerging challenges in a dynamic business environment.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Well established and robust internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the Company and the status of compliance with operating systems, internal policies and regulatory requirements. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists.

The Internal Audit function consisting of professionally qualified accountants, engineers and IT specialists reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

Your Company's Internal Audit function is certified as complying to ISO 9001:2008 quality standards in its processes.

The Audit Committee of your Board met nine times during the year. It reviewed, inter alia, the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

Your Company's employees rose to the challenges posed by the rapidly changing global economic landscape. Strongly aligned with the Company's Vision, they are committed to sustaining your Company's position as one of India's most admired and valuable corporations.

Your Company's unique employee value proposition backed by its strong corporate equity has enabled it to attract and retain quality talent. During the year under review, your Company made significant investments in developing talent across the organization, from frontline managers to business leadership.

Your Company's human resource management systems and processes are geared towards creating a responsive, customer-centric and market-focused culture that enhances organizational capability and vitality, so that each business is internationally competitive and equipped to leverage emerging market opportunities. The strategy of organisation, particularly its ongoing emphasis on developing and supporting distributed leadership, has ensured that each of your Company's businesses are managed by a team of competent, passionate and inspiring leaders, capable of building an organisation hinged on a culture of learning, innovation and world-class execution.

Your Company believes that alignment of all employees to a shared vision and purpose is vital for winning in the market place. It also recognizes the mutuality of interests with key stakeholders and is committed to building harmonious employee relations. The collaborative spirit across all sections of employees has resulted in significant enhancement in quality and productivity. During the year under review, long-term agreements were successfully concluded at several of the manufacturing units and hotel properties. Smooth commencement of operations at greenfield locations were ensured.

In an increasingly competitive environment, the collective dedication of nearly 24,000 employees is enabling delivery of superior and sustainable stakeholder value. In its Centenary Year, your Company salutes the unflinching commitment of its dedicated team of employees, both past and present.

SUSTAINABILITY – CONTRIBUTION TO THE 'TRIPLE BOTTOM LINE'

Worldwide there is an increasing realisation that societal challenges arising out of poverty, environmental degradation and climate change pose an unprecedented threat to the future sustainability of businesses across the globe. Your Company draws satisfaction from the fact that, foreseeing these challenges, it has vigorously pursued for more than a decade now a conscious strategy to align its businesses to serve a larger societal purpose. Unique business models have been crafted to synergistically deliver economic, environmental and social value. It is indeed a matter of pride that your Company's 'Triple Bottom Line' achievements are today acknowledged globally as exemplars in Sustainability and Corporate Citizenship.

Your Company continues to sustain its unique position as the only company in the world of its size to be carbon positive, water positive and solid waste recycling positive.

The pioneering and farsighted initiatives taken by your Company in these areas have helped achieve significant cost savings, even as they have contributed to preserving the environment. They are also in remarkable alignment with the Government of India's recently issued National Climate Change Action Plan.

Your Company's 6th Sustainability Report, published during the year in accordance with the stringent G3 guidelines of the Global Reporting Initiative, details its steadfast progress across all dimensions of the 'Triple Bottom Line'. The 7th Sustainability Report covering the year 2009-10 is in the process of publication and will continue to be independently assured by Ernst & Young.

Accelerated climate change is already a reality, evidence of which is clearly noticeable. Your Company, with its pioneering commitment to combating global warming, has integrated low carbon intensity practices with business strategies, including energy conservation and efficiency, increasing use of renewable energy and sequestering carbon through large-scale forestry projects on wastelands. This resolve to pursue sustainability objectives is enabling your Company to significantly augment scarce natural and societal resources.
Your Company's Social and Farm Forestry initiatives have greened over 100,000 hectares and its Integrated Watershed Programmes contribute to irrigating over 50,000 hectares of water-stressed land. In the process, your Company has contributed progressively to creating significant sustainable livelihoods.

Leveraging market-based mechanisms for mitigating the impact of climate change, your Company has registered 8 projects with the United Nations Framework Convention on Climate Change under the Clean Development Mechanism (CDM). These projects have started earning carbon credits. In addition, several other CDM projects are at various stages of registration. Your Company is well positioned to take advantage of opportunities that are expected to emerge in the future as market based mechanisms are introduced globally to encourage low carbon growth strategies.

Recognising the carbon intensity of fossil fuel based energy, your Company has progressively made investments in renewable energy. During the year, a 6MW wind power project was commissioned in Maharashtra. This adds to the renewable energy capacity of the Company augmented earlier with the commissioning of the 14.1MW wind power project in Tamil Nadu in September 2008. These investments and several other efforts initiated by the Paperboards, Paper and Packaging Business ensure that 31% of your Company's total energy requirements are met from renewable sources, thereby drastically reducing your Company's carbon footprint.

As stated earlier in this report, ITC Royal Gardenia, the recently launched super deluxe hotel in Bengaluru has been certified by the US Green Building Council for Leadership in Energy & Environmental Design (USGBC – LEED) as a 'Platinum Rated' building. This makes it the largest hotel in the world to receive such a certification and the first in Asia. The certification acknowledges conformity to the highest green standards of design, construction and operations. All buildings of your Company to be constructed in the future will strive to conform to the green and sustainability requirements envisaged in the Government of India's National Mission on Sustainable Habitats comprising the National Action Plan on Climate Change.

Your Company's 'WOW – Wealth Out of Waste' programme is creating considerable awareness among the public on the benefits of the 'Reduce-Reuse-Recycle' process. It has received rich accolades from the Government, NGOs, commercial institutions and the public at large. Winning international appreciation, this initiative was conferred the 'Papyrus Award' by the Bureau of International Recycling (BIR), in recognition of its services and contribution to the recycling industry. Apart from creating employment opportunities and heightened civic responsibility, the 'WOW' initiative is serving to preserve and protect the environment, improve civic amenities, public health and hygiene. Your Company benefits from the generation of sustainable raw material at competitive prices, while conserving scarce environmental resources.

All businesses of your Company are mandated to achieve 100% solid waste recycling. The manufacturing and hotel businesses recycled 99.8% of the solid waste generated. The Paperboard and Specialty Paper business not only recycled 99.9% of the waste generated by its operations, but also recycled an additional 125,931 Tons of externally sourced waste paper, thereby adding to its positive environmental footprint.

Your Company continued with its commitment to ensure a healthy and safe workplace for its own employees as well as those of the service providers, including guests and visitors, by maintaining the highest levels of safety and occupational health standards across all its units. The Environment, Occupational Health and Safety Management Systems in all manufacturing units and hotels conform to the requirements of the International Standards Organisation and are certified by independent, accredited third parties. Numerous certifications and awards, both national and international, have endorsed these standards and practices, bearing testimony to your Company's commitment to augmenting economic, environmental and social capital for the nation.

The "CII-ITC Centre of Excellence for Sustainable Development" continues to make useful contributions to business and industry across the country. Set up by your Company and the apex national chamber CII in 2006 it has enhanced its operations to meet the core objectives of creating awareness, promoting thought leadership and building capacity amongst Indian enterprises in their quest for sustainable solutions. The "CII-ITC Sustainability Awards" instituted to honour excellence in sustainability performance have recognized a large number of leading Indian companies and provided encouragement to many others. It is heartening that the number of aspirants for the Award is steadily increasing year on year.

The CII-ITC Centre's flagship annual event 'Sustainability Summit: Asia', convened to stimulate dialogue, share experiences, and engage with experts and policy makers, continues to attract delegates and dignitaries from all over Asia. The CII-ITC Centre has been designated as a learning service partner for Global Reporting Initiative (GRI) in India and has been accredited by them to offer advanced training programmes on the GRI framework. In its overall role to build capacity for sustainable performance, a number of projects have been initiated including the International Register of Certificated Auditors, accredited 'Certified Sustainability Assurance Practitioner' training course and facilitation of voluntary disclosure of greenhouse gas emissions under the Carbon Disclosure Project, London.

Recognising the carbon intensity of fossil fuel based energy, your Company has progressively made investments in renewable energy. Nearly 31% of ITC's total energy consumption is met from renewable sources.

Your Company continued to enlarge its footprint during the year in the social sector by expanding and deepening its coverage in the project areas. It stayed with its proven strategy of concentrating on three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock; and (c) community development, with focus on primary education and health and sanitation. Your Company is currently running social development projects in 51 districts spread over the States of Andhra Pradesh, Kerala, Karnataka, Tamil Nadu, Orissa, West Bengal, Bihar, Uttar Pradesh, Maharashtra, Madhya Pradesh and Rajasthan.

Your Company's pioneering initiative of wasteland development through the Social Forestry Programme has so far promoted plantations over 16,442 hectares in 480 villages, covering 19,376 poor households. The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations. The total income gained to date is nearly Rs. 12 crores from 2,700 hectares. Not only have their earnings per acre improved significantly as a result of the sale of plantations, but most beneficiaries have also ensured that the contribution to the Village Development Fund continues apace, which has grown to nearly Rs. 94 lakhs. In addition, their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

The Soil and Moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a further increase in its coverage during the year. 278 water-bodies were created during the year taking the total to 2,813 water-harvesting structures. These structures provide critical irrigation security to about 22,993 hectares. In addition, 28,301 hectares of land has also been treated for erosion resulting in preservation of precious topsoil for agriculture. In total, the watershed development programme today covers 51,294 hectares. In addition to several collaborations finalised with NABARD last year, your Company also signed public-private-partnership MoUs with the Governments of Rajasthan and Maharashtra for implementation of watershed programmes. As a result of these fresh MoUs, the total area targeted under various partnerships increased to 83,000 hectares.

Active participation of the stakeholders has ensured sustainable long-term maintenance of these structures. Direct employment created on such physical activities for the landless and marginal farmers is around 13.79 lakh person days of work till date. Presently 1,153 active Water User Groups with more than 28,000 members play an important role in ensuring water distribution and collection of charges. This has been further facilitated by the creation of a corpus fund for maintenance.

In continuation of its policy to provide an integrated solution for promoting sustainable water management, your Company has focused on interventions that ensure efficient usage of water aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of agricultural implements including sprinkler sets. During 2009-10, 79 group irrigation projects covering 298 farmers were installed.

Sustainable Agricultural Practices were continued with the promotion of 230 organic fertiliser units through vermi-composting and NADEP technologies during the year. Several varieties of paddy, gram and wheat have been tested in 474 field demonstrations leading to participative selection of higher productive strains by farmers.

The Sustainable Livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Forty cattle development centres were established during the year taking the cumulative total to 161 covering more than 2,400 villages and providing 1.31 lakhs artificial inseminations during the year. Integrated animal husbandry services, provided to more than 38,600 milch animals during the year, included addressing needs of problem breeders, vaccines, feed additives and awareness drives.

The initiative towards Economic Empowerment of Women also continued apace: to date, 14,278 women have been organised under 1,035 self-help groups (SHG) with total savings of Rs. 179 lakhs. Overall, more than 29,000 women were gainfully employed either through micro-enterprises or encouraged to be self-employed though income generation loans.

The advances made towards contributing to India's sustainable development goals have been possible, in large measure, to your Company's partnerships with several globally renowned NGOs like BAIF Development

Research Foundation, Dhan, FES, MYRADA, Pratham, SEWA, SRIJAN and WOTR. These partnerships, which synergise the best-in-class management practices of your Company with the development experience and mobilisation skills of the NGOs, will continue to bring innovative grass-roots solutions to some of India's most challenging problems of development.

R&D, QUALITY AND PRODUCT DEVELOPMENT

Innovation across every element of the business value chain through a sustained process of Research and Development (R&D) is a key imperative in today's competitive context. This assumes critical significance for your Company since its competitive landscape is marked with world-class companies with strong R&D focus. Your Company's R&D strategy is anchored on the development and speedy commercialisation of globally competitive products, processes and technologies through best-in-class research interventions backed by world-class infrastructure.

Over the past few years, your Company has assembled a pool of world-class scientists focused on plant breeding and genetics, agronomy, biotechnology, molecular biology and silviculture.

During the year under review, the Biosciences R&D hub identified key research areas to develop new concepts of product development for your Company's Branded Packaged Foods and Personal Care businesses. Discipline-wise core competency teams were formed to enable delivery of comprehensive results to your Company's businesses.

The Agrisciences R&D hub continues to evaluate and introduce several germplasm lines of tobacco and eucalyptus that are targeted at increasing the genetic and trait diversities in these crops. These germplasm lines will in turn strengthen the research programmes for developing new varieties with higher yields and better quality. Your Company's R&D continues to collaborate with several world-class organisations and currently leverages expertise from University of Agricultural Science, Bangalore; Indian Institute of Science, Bangalore; CSIRO, Australia and CSIR, South Africa. These collaborations, which cover both tobacco and eucalyptus, are designed to provide fundamental insights into several technical aspects of plant breeding and genetics of these species. Similar world-class collaborations in respect of the Biosciences hub are also being identified.

During the year, the Hotels business incorporated 'Lean' practices in its business processes in addition to the continuing implementation of the 'Six Sigma Quality Process' supported by trained teams of black / green belts. The attempt is to create superior customer value through a service excellence framework. The Paperboards, Paper & Packaging businesses have implemented the 'Total Productive Maintenance' (TPM) techniques in all their units, resulting in substantial cost savings and productivity improvements.

All manufacturing units of your Company have ISO quality certification. Almost all contract manufacturing units in the Foods business and all large hotels have food safety and quality systems certified by the accredited 'third party' in accordance with 'Hazard Analysis Critical Control Points' (HACCP) standards. Additionally, the quality of all FMCG products of your Company is regularly monitored through 'Product Quality Ratings Systems' (PQRS).

EXCISE

As mentioned in the previous year's Report of the Directors, the demand for Rs. 27.58 crores made by Central Excise Department, Bangalore, in respect of a period prior to March 1983, was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999, which order was confirmed by the CEGAT, Chennai vide its order dated 18th December, 2003. The Department has filed an appeal before Supreme Court, which is pending.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, re-opened some of the issues already settled, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. As already reported, the proceedings relating to the Bangalore, Kidderpore, Parel and Munger Show Cause Notices stand concluded in favour of your Company. As regards the Show Cause Notice in respect of the Saharanpur factory, the Delhi High Court, by an order dated 30th October, 2009 quashed the Show Cause Notice.

With respect to the Munger factory, proceedings for finalisation of assessments for the period prior to March 1983 resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs. 13.09 crores and Rs. 1.73 crores for clearances of cigarettes and smoking mixtures respectively which were confirmed by the Commissioner (Appeals), Patna vide his orders dated 22nd December, 2004, against which your Company has preferred appeals before CESTAT, Kolkata, which are pending. Your Company has made pre-deposits of Rs. 2 crores and

Rs. 0.55 crores against the aforesaid demands at the stage when its appeals were pending before Commissioner (Appeals), Patna.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of an Order of the Director General dated 10th April, 1986, as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. As earlier reported, the criminal case in respect of the Bangalore factory was quashed by the Court and in the proceedings relating to Saharanpur factory, the Special Court in Kanpur, on applications filed by the individuals concerned, discharged them. In Patna, upon applications filed by the individuals against dismissal of similar petitions by the Special Court in Patna, the High Court has stayed all further proceedings before the Special Court.

In all the above instances, your Directors are of the view that your Company has a strong case and the Demands and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19 (iv) in the Schedules to the Accounts and Note 19 (iii) in the Schedules to the Consolidated Financial Statements.

LUXURY TAX

As mentioned in earlier years, the Hon'ble Supreme Court declared the various State luxury tax levies on cigarettes and other goods as unconstitutional. The Court further directed that if any party, after obtaining a stay order from the Court, had collected any amount towards luxury tax from its customers / consumers, such amounts should be paid to the respective State governments. Since your Company had not charged or collected any amounts towards luxury tax during the relevant period, there is no liability on the Company in this regard. However, the State of Andhra Pradesh has filed a contempt petition in the Supreme Court claiming a sum of about Rs. 323.25 crores towards luxury tax, and a further sum of about Rs. 261.97 crores towards interest, on the allegation that your Company had charged and collected luxury tax from its customers, but in view of a stay order passed by the Court on 1st April, 1999, did not pay the tax to the Government. The State's contention is baseless, contrary to facts and is also contrary to the assessment orders passed by the State luxury tax authorities consistently holding that the Company, right from 1st March, 1997, did not charge or collect any amount towards luxury tax from its customers. Accordingly, the State's petition is being contested.

RECOVERY OF DUES FROM THE CHITALIAS AND PROCEEDINGS INITIATED BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, U.S.A, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of U.S.A. and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous reports of the Directors, though the Company has written off the export dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, the return of non-relied documents in possession of the Enforcement Directorate, pursuant to the request of your Company, is in progress. In respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed orders in favour of the Company, and dropped those memoranda.

Meanwhile, the prosecutions launched by the Enforcement Directorate are pending.

TREASURY OPERATIONS

During the year, your Company's treasury operations continued to remain focused on proactive management of temporary surplus liquidity and foreign exchange exposures within a well-defined risk management framework.

The year under review was characterised by low interest rates and high liquidity in the monetary system with intermittent volatility due to elections and concerns around a sub-normal monsoon. Despite low interest rates, your Company continued to improve its treasury performance within the ambit of strong risk management processes.

The deployment of temporary surplus liquidity during the year remained guided by the twin objectives of capital protection and return optimisation. The timely investments in bank fixed deposits and long-dated fixed maturity plans at the beginning of the year coupled with purchase of tax-free bonds and deep discount bonds issued by high quality Public Financial Institutions helped enhance yield. The portfolio mix during the year was continuously rebalanced in line with the changing risk / return scenario. Your Company's risk management processes ensured that all deployments were made with proper evaluation of underlying risk while remaining focused on capturing market opportunities.

In the foreign exchange market, the Indian Rupee appreciated gradually during the year, on the strength of FII inflows. In a scenario where the US Dollar was under continuous pressure, your Company adopted an appropriate forex management strategy, including use of plain vanilla options to manage volatility. However, it refrained from entering into any exotic derivative structures.

As in earlier years, commensurate with the large size of the temporary surplus liquidity under management, treasury operations continue to be supported by appropriate control mechanisms, including an independent check of 100% of transactions by your Company's Internal Audit function.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained Stay Orders from the Hon'ble Calcutta High Court in respect of the Income Tax notices for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As stated in the Report of the Directors of earlier years, in respect of similar Income Tax notices for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Honourable Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

Your Company's Public Deposit Scheme closed in the year 2000. As at 31st March, 2010, 5 deposit holders had not claimed fixed deposits amounting to Rs. 0.55 lakhs. Reminders have been sent to these deposit holders by the Fixed Deposit Service Centre of your Company.

There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's erstwhile Schemes.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company continues to provide best-in-class investor services to meet the increasing expectations of the investors.

During the year, the ISO Quality Management System Certification for ISC for investor servicing was upgraded from ISO 9001:2000 to ISO 9001:2008. Messrs. Det Norske Veritas accorded ISC a Level 5 rating, the highest possible level, for its systems and processes. These accreditations stand testimony to the effective systems your Company has in place for investor servicing, complaint redressal and regulatory compliance.

In the Shareholder Satisfaction Survey conducted during the year, investors expressed a high degree of satisfaction with the services provided by ISC.

DIRECTORS

Mr. Anup Singh, Wholetime Director, retired from the Company after 42 years of service, with effect from close of business on 21st March, 2010 on completion of his term. The Board of Directors (the 'Board') at its meeting held on 19th March, 2010, appointed Mr. Singh as Additional Wholetime Director of your Company with effect from 22nd March, 2010 till the date of the ensuing Annual General Meeting ('AGM'). This has given the Company the opportunity to continue to draw upon Mr. Singh's knowledge and experience during the period of his appointment and will also enable him to participate in the landmark AGM ushering completion of 100 years of your Company. Your Directors would like to record their appreciation of the services rendered by Mr. Singh.

Mr. Kurush Noshir Grant was appointed by the Board as Additional Wholetime Director of your Company with effect from 20th March, 2010.

Mr. Anil Baijal, who represented the Specified Undertaking of the Unit Trust of India ('SUUTI') and Dr. Ravinder

Kumar Kaul, who represented the General Insurers' (Public Sector) Association of India ('GIPSA'), ceased to be Non- Executive Directors of your Company with effect from 27th August, 2009 and 19th March, 2010, respectively, consequent upon withdrawal of their representation by the respective Institutions. Your Directors would also like to record their appreciation of the services rendered by Mr. Baijal and Dr. Kaul.

Mr. Anil Baijal was appointed by the Board as Additional Non-Executive Director of your Company with effect from 22nd January, 2010. Mr. Shilabhadra Banerjee and Mr. Angara Venkata Girija Kumar were also appointed by the Board as Additional Non-Executive Directors of your Company with effect from 4th February, 2010 and 19th March, 2010, as representative of SUUTI and GIPSA, respectively.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Messrs. Singh, Grant, Baijal, Banerjee and Girija Kumar will vacate office at the ensuing AGM of your Company.

Your Board at its meeting held on 19th March, 2010 recommended for the approval of the Members the appointment of Mr. Grant as Wholetime Director of your Company, liable to retire by rotation, with effect from 20th March, 2010 for a period of three years. Your Board at its meeting held on 21st May, 2010 also recommended for the approval of the Members the appointment of Messrs. Baijal, Banerjee and Girija Kumar as Non-Executive Directors of your Company, liable to retire by rotation, with effect from the date of the ensuing AGM of the Company.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the appointment of Messrs. Grant, Baijal, Banerjee and Girija Kumar as Directors, who have filed their consents to act as such Directors of the Company, if appointed.

Appropriate resolutions seeking your approval to the appointments of Messrs. Singh, Grant, Baijal, Banerjee and Girija Kumar are appearing in the Notice convening the 99th AGM of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Mr. Dinesh Kumar Mehrotra, Mr. Sunil Behari Mathur and Mr. Pillappakkam Bahukutumbi Ramanujam will retire by rotation at the ensuing AGM of the Company and, being eligible, offer themselves for re-election. The Board has recommended their re-election.

AUDITORS

The Company's Auditors, Messrs. Deloitte Haskins & Sells, retire at the ensuing AGM and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

EMPLOYEE STOCK OPTION SCHEME

Under the Company's Employee Stock Option Schemes, 4,37,77,230 Ordinary Shares of Re. 1/- each, were issued and allotted during the year upon exercise of 43,77,723 Options; such shares rank pari passu with the existing Ordinary Shares of your Company. Consequently, the Issued and Subscribed Share Capital of your Company as at 31st March, 2010 stands increased to Rs. 3,81,81,76,790/- divided into 3,81,81,76,790 Ordinary Shares of Re. 1/- each.

Details of the Options granted up to 31st March, 2010, and other disclosures as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'SEBI Guidelines') are set out in the Annexure to this Report.

The Company's Auditors, Messrs. Deloitte Haskins & Sells, have certified that the Company's Employee Stock Option Schemes have been implemented in accordance with the SEBI Guidelines and the resolutions passed by the Members in this regard.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable accounting standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21 – Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23 – Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interests in Joint Ventures as notified under the Companies (Accounting Standards) Rules, 2006. These Group accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The total number of employees as on 31st March, 2010 stood at 23,473.

The certificate of the Auditors, Messrs. Deloitte Haskins & Sells confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed.

There were no changes to the Company's significant Accounting Policies.

Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report.

There were 349 employees who were employed throughout the year and were in receipt of remuneration aggregating Rs. 24 lakhs or more or were employed for part of the year and were in receipt of remuneration aggregating Rs. 2 lakhs per month or more during the financial year ended 31st March, 2010. The information required under Section 217(2A) of the Companies Act, 1956 and the Rules thereunder, in respect of the aforesaid employees, is provided in the Annexure forming part of this Report. In terms of Section 219(1)(b)(iv) of the Act, the Report and Accounts are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection by Members at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on working days up to the date of the ensuing AGM, and if any Member is interested in obtaining a copy thereof such Member may write to the Company Secretary whereupon a copy would be sent.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to the Company and/or its businesses are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their Vision of sustaining ITC's position as one of India's most admired and valuable companies through world-class performance, creating enduring value for all stakeholders, including the shareholders and the Indian society. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in an increasingly competitive market scenario. Effective management of diversity enhances your Company's adaptive capability and provides the intrinsic ability to effectively manage business risk. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also of the entire value chain of which it is a part.

In the Centenary Year of your Company, your Directors and employees continue to be inspired by this Vision. Driven by Values and powered by internal Vitality, the entire ITC family stands committed to creating an even brighter future for all stakeholders.

21st May, 2010
Virginia House
37 J L Nehru Road
Kolkata 700071
India

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Annexure to the Report of the Directors

Statement as at 31st March, 2010, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) Total number of Options granted / allocated*:

ITC Employee Stock Option Scheme						
2001	**2002**	**2003**	**2004**	**2005**	**2006**	**Total**
3,39,119	6,27,070	11,82,616	11,43,195	14,48,071	60,95,625	1,08,35,696

ITC Employee Stock Option Scheme - 2006			
2007	**2008**	**2009**	
55,77,343	59,69,437	43,46,161	1,58,92,941
	Total		**2,67,28,637**

b) (i) Pricing Formula : The Pricing Formula, as approved by the Shareholders of the Company, shall be such price which is no lower than the closing price of the Company's Share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or the average price of the Company's Share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as determined by the Compensation Committee.

(ii) Exercise Price / Adjusted Exercise Price : per Option, as applicable (Rs.) (Each Option represents 10 Ordinary Shares of Re.1/- each)**

ITC Employee Stock Option Scheme					
2001	**2002**	**2003**	**2004**	**2005**	**2006**
779.95	617.90	679.90 / 453.27	880.45 / 586.97	1,531.65 / 1,021.10	1,814.00

ITC Employee Stock Option Scheme - 2006		
2007	**2008**	**2009**
1661.00	1896.00	2180.00

		ITC Employee Stock Option Scheme (i)	ITC Employee Stock Option Scheme - 2006 (ii)	Total (i) + (ii)
c)	Total number of Options vested :	98,63,675	45,97,217	1,44,60,892
d)	Total number of Options exercised :	72,57,893	6,63,924	79,21,817
e)	Total number of Ordinary Shares of Re.1/- each : arising as a result of exercise of Options	7,25,78,930	66,39,240	7,92,18,170
f)	Total number of Options lapsed :	13,02,726	14,94,299	27,97,025
g)	Variation of terms of Options :		Nil	
h)	Money realised by exercise of Options : (Rs. in Crores)	854.04	112.93	966.97

i)	Total number of Options in force :	22,75,077	1,37,34,718	1,60,09,795
j)	Details of Options granted to (i) Senior managerial personnel :	As provided below -		

Sl. No.	Name	No. of Options granted during the financial year	Sl. No.	Name	No. of Options granted during the financial year
1	Y. C. Deveshwar	1,35,000	24	S. Kaul	9,775
2	K. N. Grant	28,125	25	U. Lall	12,000
3	A. Singh	67,500	26	A. K. Mukerji	13,800
4	K. Vaidyanath	67,500	27	A. Nayak	20,250
5	S. H. Khan	10,000	28	A. R. Noronha	13,800
6	S. B. Mathur	10,000	29	H. Malik	9,775
7	P. B. Ramanujam	10,000	30	R. Parasuram	13,800
8	H. G. Powell	10,000	31	A. Pathak	9,775
9	A. Ruys	10,000	32	S. Puri	13,800
10	B. Sen	6,146	33	A. Rajput	13,800
11	B. Vijayaraghavan	6,146	34	T. V. Ramaswamy	20,250
12	S. M. Ahmad	12,000	35	R. Rai	13,800
13	N. Anand	20,250	36	S. Rangrass	9,775
14	P. Banerjea	9,000	37	S. Janardhana Reddy	13,800
15	S. Basu	12,000	38	S. K. Singh	13,800
16	M. S. Bhatnagar	9,775	39	S. Sivakumar	20,250
17	S. Chandrasekhar	12,000	40	R. Sridhar	8,500
18	A. Chand	8,500	41	R. Srinivasan	28,125
19	B. B. Chatterjee	13,800	42	B. Sumant	9,775
20	C. Dar	13,800	43	K. S. Suresh	13,800
21	C. S. Das	9,775	44	R. Tandon	13,800
22	P. V. Dhobale	20,250	45	P. K. Verma	12,000
23	D. Haksar	13,800			

	(ii) Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. :	None
	(iii) Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. :	None
k)	Diluted Earnings Per Share pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'. :	Rs. 10.62

<table>
<tr><td>l)</td><td>(i) Method of calculation of employee compensation cost.</td><td>:</td><td>The employee compensation cost has been calculated using the intrinsic value method of accounting for Options issued under the Company's Employee Stock Option Schemes. The employee compensation cost as per the intrinsic value method for the financial year 2009-10 is Nil.</td></tr>
<tr><td></td><td>(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options.</td><td>:</td><td>Rs. 314.24 crores</td></tr>
<tr><td></td><td>(iii) The impact of this difference on profits and on Earnings Per Share of the Company.</td><td>:</td><td>The effect on the profits and earnings per share, had the fair value method been adopted, is presented below:
Profit After Tax — Rs. in Crores
As reported — 4,061.00
Add: Intrinsic Value Compensation Cost — Nil
Less: Fair Value Compensation Cost (Black Scholes model) — 314.24
Adjusted Profit — 3,746.76
Earnings Per Share — Basic (Rs.) — Diluted (Rs.)
As reported — 10.73 — 10.62
As adjusted — 9.90 — 9.79</td></tr>
<tr><td>m)</td><td>Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock.</td><td>:</td><td>Weighted average exercise price per Option : Rs. 2,180.00
Weighted average fair value per Option : Rs. 817.97</td></tr>
<tr><td>n)</td><td>A description of the method and significant assumptions used during the year to estimate the fair values of Options.</td><td>:</td><td>The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions on a weighted average basis:
(i) Risk-free interest rate — 6.29%
(ii) Expected life — 4.6 years
(iii) Expected volatility — 35.66%
(iv) Expected dividends — 1.90%
(v) The price of the underlying shares in market at the time of Option grant — Rs. 2,297.50</td></tr>
</table>

** Bonus Options were allocated during 2005-06 on unvested Options in the same ratio as Bonus Shares (i.e. in the ratio of 1 Bonus Share for every 2 Ordinary Shares), in accordance with the ITC Employee Stock Option Scheme read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

*** As adjusted on allocation of Bonus Options.*

On behalf of the Board
Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

Kolkata, 21st May, 2010

Annexure to the Report of the Directors

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken:

All business units continued their efforts to improve energy usage efficiency. Various key parameters such as specific energy consumption (energy consumed per unit of production) and specific energy costs were constantly tracked to monitor efforts made. Some of the measures adopted by the Company were:

I. Optimisation of energy required for cooling through load reduction, installation of 'green' chillers and implementation of advanced heat load management systems.

II. Reduction in fuel consumption at various production plants by optimisation of production batches, recovery of waste heat and reduction of pipeline losses in steam circuits.

III. Improvement in heat load management through mixer redesign and modification to chill water circuits.

IV. Installation of Wind Turbine generators, harnessing solar energy using solar paraboloid and parabolic concentrators and 'green' boiler using bio-mass residue in place of fossil fuel.

V. Installation of Advanced Process Controllers for process optimization in boilers, turbo-generators and fibre-lines.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy:

I. Wind power projects.

II. Replacement of existing air-cooled with water-cooled chiller.

III. Use of renewable energy for furnace oil pre-heating, thermo-compressor for driers, improved burner for boiler and energy efficient compressor.

IV. Installation of energy saving transformer for lighting circuit, closed loop control for HVAC system and demand based control through variable frequency drives for Dust Recovery and Chiller systems.

V. Installation of solar photovoltaic cell, translucent roofing sheets and solar concentrators.

VI. Installation of Intelligent Flow Controllers for optimization of compressed air system.

VII. Installation of online oxygen control systems to reduce excess air in flue gas for improved efficiency of boilers.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The continued focus on energy conservation measures across the Company has resulted in significant savings in energy costs and reduction of the Company's carbon footprint. The Company has 8 registered CDM projects. Efforts to generate further Certified Emission Reductions (CERs) under the Kyoto Protocol's Clean Development Mechanism (CDM) continue and several other CDM projects are expected to be registered soon with the UNFCCC (United Nations Framework Convention on Climate Change).

A) POWER AND FUEL CONSUMPTION

Relating to Paperboards & Paper

	For the Year ended 31st March, 2010	For the Year ended 31st March, 2009
1. Electricity (Excluding Consumption in Colony)		
a) Purchased Units (KwH in Lakhs)	**254**	399
Total Amount (Rs. in Lakhs)	**1459**	1965
Rate / Unit (Rs.)	**5.74**	4.92
b) Own Generation		
i) Through Diesel Generator Units (KwH in Lakhs)	**17**	9
Units / Litre of Diesel Oil	**2.98**	2.99
Cost / Unit (Rs.)	**10.91**	11.74
ii) Through Steam Turbine / Generator Units (KwH in Lakhs)	**3899**	3469
Units / Kg. of Coal	**1.62**	1.25
Cost / Unit (Rs.) (considering all fuel types)	**2.57**	2.98

	For the Year ended 31st March, 2010			For the Year ended 31st March, 2009		
	Process	Power	Total	Process	Power	Total
2. Coal (Specify Quantity & Where Used) B/C/D/E/F Grades Coal Used Coal						
Quantity (MT)	**365811**	**240950**	**606761**	260625	277646	538272
Total Cost (Rs. in Lakhs)			**11539**			12221
Average Rate (Rs. per MT)			**1901.66**			2270.36
3. Furnace Oil						
Quantity (KL)			**16049**			13607
Total Amount (Rs. in Lakhs)			**4228**			3455
Average Rate (Rs. / KL)			**26344.76**			25393.46
4. Others/Internal Generation De Oiled Bran & Saw Dust etc.						
Quantity (MT)			**96784**			89969
Total (Rs. in Lakhs)			**2079**			1680
Rate / Unit (Rs.)			**2148.49**			1867.21
LP Gas						
Quantity (MT)			**1112**			1029
Total (Rs. in Lakhs)			**452**			480
Rate / Unit (Rs.)			**40613.60**			46580.18

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2010	For the Year ended 31st March, 2009
Products (Paper in MT)	**587624**	506734
Electricity (KwH)	**1024**	1087
Coal C/F Grade (MT)	**0.67**	0.51
Furnace Oil (Litre)	**34**	27
Others - De Oiled Rice Bran / Saw Dust / Raw Lignite / LP Gas, etc. (MT)	**0.101**	0.104

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT.

Research & Development

1. Specific areas in which R&D was carried out by the Company:

I. Research projects on taste and flavour enhancement, meeting regulatory requirements, enhancing analytical capabilities, new product development and cost management.

II. Development of food grade paper, premium printing papers and coated papers and paperboards with high strength and better aesthetics.

III. Development of site specific and disease resistant clones of Eucalyptus, Casuarina and Subabul trees.

IV. Control of eucalyptus gall insect (leptocybe invasa) in association with the National Bureau of Agriculturally Important Insects (NBAII, ICAR), Bangalore.

V. Development of new grades of decorative laminates and modification of existing products benchmarked to global standards.

VI. Development of liquid organic formulations utilizing plant based components compatible with the 'Integrated Pest Management' strategies of field and commercial crops.

2. Benefits derived as a result of the above R&D:

a) Cost reduction, import substitution, safer environment and strategic resource management.

b) Meeting the statutory requirements of US EPA and FDA in respect of food grade paper.

c) High survival and growth of clonal plantations of Eucalyptus, Casuarina and Subabul resulting in increased productivity of wood biomass and higher returns to farmers.

d) Development and evaluation of a new botanical formulation with neem based active ingredients for use against stored product pests.

3. Future Plan of Action:

I. Design of secondary packaging automation for creams and cookies to improve throughputs.

II. Continuing research on improvement of pulp yield of Eucalyptus, Casuarina, Subabul and other pulp wood trees.

III. Development of eucalyptus gall wasp management protocol and breeding of wasp insect resistant eucalyptus trees.

IV. Design and development of modified curing methods, optimal use of solar energy and evaluation of alternative fuel options for curing tobacco.

V. Evaluation of potential Biorational combinations for control of crop specific pests.

	For the year ended 31st March, 2010
4. Expenditure on R&D :	**(Rs. in Lakhs)**
i) Capital	874.98
ii) Recurring	7708.34
iii) **Total**	**8783.32**
iv) Total R&D Expenditure as a % of	
– Gross Turnover	0.33%
– Net Turnover	0.47%

Technology Absorption, Adoption and Innovation

I. Induction of contemporary making and packing technologies across multiple speed platforms for Cigarette business.

II. Establishment of wind farms in Karnataka and Maharashtra.

III. Continuous improvement projects towards reducing cycle time and enhancing manufacturing productivity.

IV. Innovations in manufacturing and engineering technologies through indigenous interventions.

V. Establishment of remote command and control centre through installation of IP based security surveillance system in the Hotels Business.

VI. Installation of Vapour Explosive Detectors and X-ray baggage machines in all Hotels.

Benefits Derived

I. World-class quality and differentiated products.

II. Improved productivity.

III. Conservation of fuel and reduced emissions.

IV. Enhanced guest security.

V. Reduction in carbon foot print.

On behalf of the Board

Kolkata — Y. C. DEVESHWAR *Chairman*
21st May, 2010 — K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES IN INDIA

Certificate

To the Members of
ITC Limited

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2010, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For Deloitte Haskins & Sells
Chartered Accountants
(Registration No. 302009E)

P. R. Ramesh
Partner
(Membership No. 70928)

Kolkata, 21st May, 2010

CEO and CFO Certification

We, Y. C. Deveshwar, Chairman and K. Vaidyanath, Executive Director, responsible for the finance function, certify that :

a) We have reviewed the financial statements and cash flow statement for the year ended 31st March, 2010 and to the best of our knowledge and belief :

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of our knowledge and belief, no transactions entered into by the Company during the year ended 31st March, 2010 are fraudulent, illegal or violative of the Company's code of conduct.

c) We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which we are aware have been disclosed to the auditors and the Audit Committee and steps have been taken to rectify these deficiencies.

d) i) There has not been any significant change in internal control over financial reporting during the year under reference;

   ii) There has not been any significant change in accounting policies during the year requiring disclosure in the notes to the financial statements; and

   iii) We are not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.




Kolkata,
21st May, 2010

Executive Director   Chairman

100 Inspiring Years
1910-2010

Balance Sheet as at 31st March, 2010

	Schedule	**31st March, 2010 (Rs. in Crores)**		31st March, 2009 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	381.82		377.44	
b) Reserves and Surplus	2	13682.56	**14064.38**	13357.64	**13735.08**
2. Loan Funds					
a) Secured Loans	3	–		11.63	
b) Unsecured Loans	4	107.71	**107.71**	165.92	**177.55**
3. Deferred Tax - Net	5		**785.01**		**867.19**
Total			**14957.10**		**14779.82**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		11967.86		10558.65	
b) Less: Depreciation		3825.46		3286.74	
c) Net Block		8142.40		7271.91	
d) Capital Work-in-Progress		1008.99	**9151.39**	1214.06	**8485.97**
2. Investments	7		**5726.87**		**2837.75**
3. Current Assets, Loans and Advances					
a) Inventories	8	4549.07		4599.72	
b) Sundry Debtors	9	858.80		668.67	
c) Cash and Bank Balances	10	1126.28		1031.01	
d) Other Current Assets	11	288.39		215.35	
e) Loans and Advances	12	1304.54		1644.98	
		8127.08		**8159.73**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	3498.30		2974.12	
b) Provisions	14	4549.94		1729.51	
		8048.24		**4703.63**	
Net Current Assets			**78.84**		**3456.10**
Total			**14957.10**		**14779.82**

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Balance Sheet.

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants

P. R. RAMESH
Partner

Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

ITC 100 Inspiring Years 1910-2010

Profit and Loss Account for the year ended 31st March, 2010

	Schedule	**For the year ended 31st March, 2010 (Rs. in Crores)**	For the year ended 31st March, 2009 (Rs. in Crores)
IA. Gross Income		**26862.98**	**23678.46**
IB. Net Income			
Gross Sales		26259.60	23143.53
Less : Excise Duties and Taxes on Sales of Services	19(xiv)	8106.41	7531.61
Net Sales		18153.19	15611.92
Other Income	15	603.38	534.93
		18756.57	**16146.85**
II. Expenditure			
Raw Materials etc.	16	6971.40	5957.87
Manufacturing, Selling etc. Expenses	17	5161.15	4813.83
Depreciation		608.71	549.41
		12741.26	**11321.11**
III. Profit			
Profit before Taxation		6015.31	4825.74
Provision for Taxation	18	1954.31	1562.15
Profit after Taxation		4061.00	3263.59
Profit brought forward		858.14	724.45
Available for appropriation		**4919.14**	**3988.04**
IV. Appropriations			
General Reserve		406.10	1500.00
Proposed Dividend			
- Ordinary Dividend		1718.18	1396.53
- Special Centenary Dividend		2100.00	–
Income Tax on Proposed Dividend			
- Current year		634.15	237.34
- Earlier year's provision no longer required		(0.60)	(3.97)
Profit carried forward		61.31	858.14
		4919.14	**3988.04**
Earnings Per Share (Face Value Re. 1.00 each)	19(iii)		
Basic		Rs. 10.73	Rs. 8.66
Diluted		Rs. 10.62	Rs. 8.64

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants

P. R. RAMESH
Partner

Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

100 Inspiring Years
1910-2010

Cash Flow Statement for the year ended 31st March, 2010

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2010 (Rs. in Crores)		For the year ended 31st March, 2009 (Rs. in Crores)	
A. Cash Flow from Operating Activities				
NET PROFIT BEFORE TAX		**6015.31**		**4825.74**
ADJUSTMENTS FOR :				
Depreciation	608.71		549.41	
Interest etc. – Net	(65.93)		(30.20)	
Income from Long Term Investments	(77.65)		(97.91)	
Income from Current Investments	(135.68)		(147.87)	
Fixed Assets – Loss on Sale – Net	30.88		20.95	
Profit on Sale of Current Investments – Net	(11.24)		(24.95)	
Profit on Sale of Long Term Investments	(31.70)		(14.96)	
Doubtful & Bad Debts	12.50		6.20	
Doubtful & Bad Advances, Loans and Deposits	11.28		9.01	
Excess of Cost of Current Investments over Fair Value, reversed (net)	–		(7.71)	
Excess of Carrying Cost over Fair Value of Current Investments – Net	9.95		–	
Unrealised Gain on Exchange – Net	(0.27)		(4.88)	
Liability no longer required written back	(36.93)	313.92	(74.57)	182.52
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		6329.23		5008.26
ADJUSTMENTS FOR :				
Trade and Other Receivables	(290.89)		(102.80)	
Inventories	50.65		(549.20)	
Trade Payables	531.46	291.22	325.65	(326.35)
CASH GENERATED FROM OPERATIONS		6620.45		4681.91
Income Tax Paid		(1989.80)		(1440.18)
NET CASH FROM OPERATING ACTIVITIES		**4630.65**		**3241.73**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(1094.47)		(1699.70)	
Sale of Fixed Assets	2.86		5.56	
Purchase of Business [See Note 3 Below]	–		(38.84)	
Purchase of Current Investments	(57866.98)		(43122.47)	
Sale/Redemption of Current Investments	55449.27		43298.67	
Purchase of Long Term Investments from Subsidiary	(387.31)		–	
Investment in Subsidiary	(147.00)		(63.10)	
Sale of Long Term Investments	66.47		31.32	
Income from Long Term Investments Received	77.65		97.91	
Income from Current Investments Received	133.80		147.58	
Interest Received	140.26		59.16	
Refund of Deposits towards Property Options	–		49.00	
Loans Given	(811.33)		(256.22)	
Loans Realised	905.22		254.04	
NET CASH USED IN INVESTING ACTIVITIES		**(3531.56)**		**(1237.09)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	720.73		44.75	
Proceeds from Long Term Borrowings	1.85		0.31	
Repayments of Long Term Borrowings	(10.06)		(6.91)	
Net decrease in Cash/Export Credit Facilities and other Short Term Loans	(61.63)		(30.28)	
Interest Paid	(33.52)		(20.65)	
Net increase in Statutory Restricted Accounts balances	6.04		4.34	
Dividends Paid	(1396.53)		(1319.01)	
Income Tax on Dividend Paid	(236.74)		(220.77)	
NET CASH USED IN FINANCING ACTIVITIES		**(1009.86)**		**(1548.22)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**89.23**		**456.42**
OPENING CASH AND CASH EQUIVALENTS		**993.70**		**537.28**
CLOSING CASH AND CASH EQUIVALENTS		**1082.93**		**993.70**

Notes :

1. The above Cash Flow Statement has been prepared under the "Indirect Method" as set out in Accounting Standard - 3 Cash Flow Statements.
2. **CASH AND CASH EQUIVALENTS :**

	2010	2009
Cash and Cash Equivalents as above	1082.93	993.70
Balances in Statutory Restricted Accounts	43.35	37.31
Cash and Bank Balances (Schedule 10)	1126.28	1031.01

3. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.

	2010	2009
Purchase consideration (payable to M/s BILT Industrial Packaging Company Limited)	–	232.99
Cash paid [including Rs. Nil (2009 - Rs. 38.84 Crores) during the year as per scheme of repayment]	–	232.99
Balance Payable	–	–

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants
P. R. RAMESH
Partner
Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Schedules to the Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2010 (Rs. in Crores)**	As at 31st March, 2009 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re.1.00 each (2009 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	500.00	500.00
Issued & Subscribed		
3,81,81,76,790 Ordinary Shares of Re.1.00 each, fully paid (2009 - 3,77,43,99,560 Ordinary Shares of Re.1.00 each, fully paid)	381.82	377.44

A) Of the above, following were allotted:

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares :

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited.

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited.

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Schemes the Company has granted (net of Options lapsed*) :

a) 10,74,422 (2009 - 10,88,158) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 10,74,422 vested Options have been exercised.

b) 13,77,495 (2009 - 13,77,495) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 13,60,568 vested Options have been exercised.

c) 51,64,746 (2009 - 52,31,345) Options in 2006-07, of which 29,06,596 vested Options have been exercised.

d) 47,82,423 (2009 - 48,80,337) Options in 2007-08, of which 5,51,282 vested Options have been exercised.

e) 53,22,009 (2009 - 54,96,032) Options in 2008-09, of which 1,12,642 vested Options have been exercised.

f) 42,94,210 Options in 2009-10, of which no Option has been exercised.

Note :

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re. 1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)
2. Reserves and Surplus				
General Reserve				
At commencement of the year	11501.45		10001.45	
Add: From Profit and Loss Account	406.10	**11907.55**	1500.00	**11501.45**
Securities Premium				
At commencement of the year	577.13		532.96	
Add: On issue of Shares	716.35	**1293.48**	44.17	**577.13**
Capital Reserve		**2.48**		**2.48**
Capital Redemption Reserve		**0.30**		**0.30**
Revaluation Reserve				
At commencement of the year	55.09		56.12	
Less: To Profit and Loss Account				
– Depreciation	0.70		1.00	
– Disposal of Fixed Assets	–	**54.39**	0.03	**55.09**
Contingency Reserve		**363.05**		**363.05**
Profit and Loss Account		**61.31**		**858.14**
		13682.56		**13357.64**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
3. Secured Loans		
Loans from Banks		
Cash Credit Facilities *	–	11.63
	–	**11.63**

* Secured by hypothecation of inventories and book debts of the Company, both present and future.

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
4. Unsecured Loans		
Short Term Loans		
From Banks – Export Credit Facilities	–	50.00
Other Loans		
From Banks (Due within one year Rs. 9.78 Crores, 2009 - Rs. 9.54 Crores)	16.00	25.17
From Others – Sales tax deferment loan (interest free) (Due within one year Rs. 0.80 Crore, 2009 - Rs. 0.52 Crore)	91.71	90.75
	107.71	**165.92**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	922.75	862.18
On excise duty on closing stock	196.64	294.89
Other timing differences	1.85	–
	1121.24	**1157.07**
Deferred Tax Assets		
On employees' separation and retirement etc.	32.97	22.93
On provision for doubtful debts/advances	11.52	8.64
On State and Central taxes etc.	285.33	258.16
Other timing differences	6.41	0.15
	336.23	**289.88**
Deferred Tax - Net	**785.01**	**867.19**

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation upto 31st March, 2009 (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2010 (Rs. in Crores)	Net Book Value as at 31st March, 2010 (Rs. in Crores)
Trademarks & Goodwill	10.94	–	–	10.94	9.10	0.60	–	9.70	1.24
Know-how, Business and Commercial Rights	60.36	–	–	60.36	32.87	6.42	–	39.29	21.07
Land Freehold	758.09	43.94	–	802.03	–	–	–	–	802.03
Buildings Freehold	1792.58	434.80	2.37	2225.01	272.44	43.62	0.83	315.23	1909.78
Leasehold Properties	141.45	54.95	0.05	196.35	7.09	2.15	–	9.24	187.11
Licensed Properties - Building Improvement	38.48	2.78	0.17	41.09	12.48	5.46	0.44	17.50	23.59
Railway Sidings etc.	1.17	–	–	1.17	0.78	0.02	–	0.80	0.37
Plant & Machinery	6802.58	779.71	55.73	7526.56	2457.58	444.49	36.06	2866.01	4660.55
Capitalised Software	131.41	51.48	–	182.89	61.73	22.30	2.39	81.64	101.25
Computers, Servers and Other I.T. Equipments	373.30	36.43	28.97	380.76	221.80	45.22	24.01	243.01	137.75
Furniture & Fittings	382.46	95.96	5.85	472.57	194.06	32.88	2.86	224.08	248.49
Motor Vehicles etc.	65.83	10.05	7.75	68.13	16.81	6.25	4.10	18.96	49.17
	10558.65	**1510.10**	**100.89**	**11967.86**	**3286.74**	**609.41**	**70.69**	**3825.46**	**8142.40**
Capital Work-in-Progress	1214.06	1282.77	1487.84	1008.99	–	–	–	–	1008.99
Total	**11772.71**	**2792.87**	**1588.73**	**12976.85**	**3286.74**	**609.41**	**70.69**	**3825.46**	**9151.39**
Previous Year	10086.52	3354.12	1667.93	11772.71	2790.87	550.41	54.54	3286.74	8485.97

@ Original Cost/Professional Valuation as at 30th June, 1986

Land Freehold includes the provisional purchase price of (a) Rs.17.29 Crores (2009 - Rs.17.29 Crores) in respect of land at Bengaluru. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 8.92 Crores (2009 - Rs. 8.92 Crores) in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger which stood vested with the State of Bihar under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Litigation seeking cancellation of lease of Wakf land in Bengaluru pertaining to ITC Windsor is pending before various forums including the Hon'ble High Court of Karnataka. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 670.07 Crores (2009 - Rs. 561.75 Crores) aggregate cost of building on leasehold land situated at various locations.

"Trademarks & Goodwill" includes purchased Trademark amounting to Rs. 6.04 Crores (2009 - Rs. 6.04 Crores) which are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2009 - Rs. 60.36 Crores) : -

– Rs. 47.34 Crores (2009 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.

– Rs. 4.97 Crores (2009 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.

– Rs. 8.05 Crores (2009 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 991.81 Crores (2009 - Rs. 754.13 Crores).

Capital Work-in-Progress includes intangible assets yet to be capitalised Rs. 11.88 Crores (2009 - Rs. 39.49 Crores).

Depreciation for the year includes Rs. 0.70 Crore (2009 - Rs. 1.00 Crore) transferred from Revaluation Reserve in respect of revalued assets.

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments				
Long Term				
A. TRADE INVESTMENTS				
International Travel House Limited 2,87,600 Equity Shares of Rs.10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Equity Shares of Rs.10.00 each, fully paid	1.94		1.94	
Sitel Operating Corporation India Limited Nil (2009 - 1,02,00,000) Equity Shares of Rs.10.00 each, fully paid (1,02,00,000 Equity Shares sold during the year)		–		34.77
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs.10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *		1.19		1.19
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs.100.00 each, fully paid		0.90		0.90
Bihar Hotels Limited 8,00,000 Equity Shares of Rs. 2.00 each, fully paid		0.04		0.04
VST Industries Limited 15,75,748 Equity Shares of Rs.10.00 each, fully paid (15,75,748 Equity Shares acquired during the year)	26.18		–	
Agro Tech Foods Limited 33,93,064 Equity Shares of Rs.10.00 each, fully paid (33,93,064 Equity Shares acquired during the year)	44.61		–	
Hotel Leelaventure Limited 3,20,23,542 Equity Shares of Rs. 2.00 each, fully paid (3,20,23,542 Equity Shares acquired during the year)	100.82		–	
EIH Limited 5,88,64,763 Equity Shares of Rs. 2.00 each, fully paid (5,88,64,763 Equity Shares acquired during the year)	215.70		–	
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Equity Shares of Rs.10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Equity Shares of Rs.10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs.10.00 each, fully paid		619.29		619.29
7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		39.22		39.22
ITC Infotech India Limited 8,52,00,000 Equity Shares of Rs.10.00 each, fully paid		85.14		85.14
Landbase India Limited 5,00,00,000 (2009 - 40,00,000) Equity Shares of Rs.10.00 each, fully paid (4,60,00,000 Equity Shares acquired during the year)		58.57		12.57
1,01,00,000 Redeemable Preference Shares of Rs.100.00 each, fully paid (1,01,00,000 Redeemable Preference Shares acquired during the year)		101.00		–
ITC Global Holdings Pte. Limited (in liquidation) 89,99,645 Ordinary Shares of US $ 1.00 each, fully paid *		25.58		25.58
Carried over	389.90	951.81	2.59	839.58

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
SUBSIDIARY COMPANIES (Contd.) Brought forward	389.90	951.81	2.59	839.58
BFIL Finance Limited				
2,00,00,000 Equity Shares of Rs.10.00 each, fully paid *		20.00		20.00
15,00,000 - 18.5% Non - Convertible Debentures of Rs.100.00 each, renewed at 0% *		15.00		15.00
Surya Nepal Private Limited 1,18,94,400 Ordinary Shares of Nepalese Rs.100.00 each, fully paid		10.15		10.15
Srinivasa Resorts Limited 1,63,20,477 Equity Shares of Rs.10.00 each, fully paid		18.53		18.53
Fortune Park Hotels Limited 4,50,008 Equity Shares of Rs.10.00 each, fully paid		0.45		0.45
Bay Islands Hotels Limited 11,875 Equity Shares of Rs.100.00 each, fully paid		0.12		0.12
King Maker Marketing, Inc. 204 Shares of Common Stock with no par value		10.23		10.23
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (cost Rs. 78,000.00)		0.01		0.01
D. OTHER INVESTMENTS				
Coffee Futures Exchange India Limited 1 Equity Share of Rs.10,000.00 each, fully paid (cost Rs.10,000.00)		...		...
Woodlands Hospital & Medical Research Centre Limited				
1/2% Registered Debentures, fully paid (cost Rs.15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid	0.05		0.05	
Hill Properties Limited 3 class 'A' Equity Shares of Rs.1,20,000.00 each, Rs.1,18,000.00 per share paid		0.04		0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs.10.00 each, fully paid (cost Rs. 43,000.00)		...		...
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs.10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each,fully paid (cost Rs. 250.00)		...		...
Atur Park Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Total Long Term Investments (At Cost)	**389.95**	**1028.67**	**2.64**	**916.44**
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.60% US-64 Tax Free Bonds Nil (2009 - 1,69,17,554) Bonds of Rs.100.00 each, fully paid (1,69,17,554 Bonds sold during the year)		–		168.13
Indian Railway Finance Corporation Limited 10,000 (2009 - Nil) 6.30% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (10,000 Bonds purchased during the year)		100.00		–
Carried over		100.00		168.13

	As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
	Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		100.00		168.13
IIFCL 6.85% 2014 Tax Free Bonds (22/01/2014) 31,510 (2009 - 17,000) 6.85% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (14,510 Bonds acquired during the year)		316.13		169.76
6.85% 2014 Tax Free Bonds (20/03/2014) 3,000 6.85% Tax Free Bonds of Rs.1,00,000.00 each, fully paid		30.00		30.00
ICICI Bank Limited 310 (2009 - 350) Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs.1,00,00,000.00 each, fully paid (40 Preference Shares were sold during the year)		107.95		133.48
National Housing Bank 2018 (24/12/2018) 1,03,785 (2009 - Nil) Zero Coupon Bonds of Rs.10,000.00 each, fully paid (1,03,785 Bonds acquired during the year)		51.41		–
NABARD NABARD Bhavishya Nirman Bond 2017 (01/08/2017) 4,100 (2009 - Nil) Zero Coupon Bonds 2017 of Rs. 20,000.00 each, fully paid (4,100 Bonds acquired during the year)		4.50		–
NABARD Bhavishya Nirman Bond 2019 (01/01/2019) 1,41,270 (2009 - Nil) Zero Coupon Bonds 2019 of Rs. 20,000.00 each, fully paid (1,41,270 Bonds acquired during the year)		139.44		–
AIG India Treasury Fund Super Institutional Daily Dividend Nil (2009 - 5,42,38,414) Units of Rs.10.00 each (30,77,25,777 Units purchased and 36,19,64,191 units sold during the year)		–		54.30
Birla Sun Life Savings Fund Instl - Growth 2,95,80,832 (2009 - Nil) Units of Rs.10.00 each (2,95,80,832 Units purchased during the year)		50.01		–
Birla Sun Life Short Term Opportunities Fund - Instl - Weekly Dividend 14,77,08,515 (2009 - Nil) Units of Rs.10.00 each (14,77,08,515 Units purchased during the year)		147.74		–
Birla Sun Life Dynamic Bond Fund - Retail Plan - Monthly Dividend Nil (2009 - 11,51,16,780) Units of Rs.10.00 each (9,94,96,219 Units purchased and 21,46,12,999 Units sold during the year)		–		118.35
BSL Interval Income Fund - Instl - Quarterly - Series 1 - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
BSL Interval Income Fund - Instl - Quarterly - Series 2 - Dividend Payout 5,00,04,027 (2009 - Nil) Units of Rs.10.00 each (5,00,04,027 Units purchased during the year)		50.00		–
Canara Robeco FMP - Series 5 -13 months (Plan A) Dividend Payout 2,00,00,000 (2009 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
Canara Robeco Interval Series 2 - Quarterly Plan 2 - Inst Dividend Fund 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Carried over		1117.18		674.02

	As at 31st March, 2010 (Rs. in Crores) Quoted	As at 31st March, 2010 (Rs. in Crores) Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	As at 31st March, 2009 (Rs. in Crores) Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1117.18		674.02
Canara Robeco Treasury Advantage Super Instl Daily Div Reinv Fund 18,38,09,866 (2009 - Nil) Units of Rs.10.00 each (40,89,75,511 Units purchased and 22,51,65,645 Units sold during the year)		228.05		–
Canara Robeco Liquid Fund - Institutional - Growth Nil (2009 - 2,39,78,529) Units of Rs.10.00 each (2,39,78,529 Units sold during the year)		–		30.00
DSP Black Rock FMP - 13M - Series 3 - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
DSP Black Rock FMP - 13M - Series 2 - Dividend 4,50,00,000 (2009 - Nil) Units of Rs.10.00 each (4,50,00,000 Units purchased during the year)		45.00		–
DSP Black Rock FMP - 12M - Series 2 - Institutional Growth Nil (2009 - 3,00,00,000) Units of Rs.10.00 each (3,00,00,000 Units sold during the year)		–		30.00
DWS Fixed Term Fund - Series - 41 - Institutional Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
DWS Fixed Term Fund Series 67 - Dividend Plan - Payout 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
DWS Treasury Fund Investment Institutional Plan - Growth 2,00,00,000 (2009 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
DWS Ultra Short Term Fund - Institutional Daily Dividend - Reinvest 7,81,26,226 (2009 - Nil) Units of Rs.10.00 each (68,01,93,623 Units purchased and 60,20,67,397 Units sold during the year)		78.27		–
DWS Ultra Short Term Fund - Institutional Growth 4,77,20,852 (2009 - Nil) Units of Rs.10.00 each (4,77,20,852 Units purchased during the year)		50.00		–
Fidelity Ultra Short Term Debt Fund Super Institutional - Daily Dividend 10,20,44,061 (2009 - Nil) Units of Rs.10.00 each (1,84,31,34,480 Units purchased and 1,74,10,90,419 Units sold during the year)		102.07		–
Fortis FTP Ser 13 Plan A Inst. Growth Nil (2009 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Fortis Money Plus - Institutional Plan - Daily Dividend Nil (2009 - 14,02,21,224) Units of Rs.10.00 each (5,67,21,060 Units purchased and 19,69,42,284 Units sold during the year)		–		140.26
Fortis Money Plus Institutional Growth 7,79,69,070 (2009 - 2,50,72,558) Units of Rs.10.00 each (5,28,96,512 Units purchased during the year)		105.00		33.00
HDFC FMP 181D October 2008 (VIII)(1) - Wholesale Plan Dividend Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
Carried over		1795.57		947.28

Schedules to the Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward		1795.57		947.28
HDFC High Interest Fund - Short Term Plan - Dividend Nil (2009 - 4,23,49,465) Units of Rs.10.00 each (7,57,01,850 Units purchased and 11,80,51,315 Units sold during the year)			–		44.91
HDFC Short Term Plan - Dividend Nil (2009 - 3,87,44,777) Units of Rs.10.00 each (17,81,50,583 Units purchased and 21,68,95,360 Units sold during the year)			–		40.07
ICICI Prudential Banking & PSU Debt Fund Daily Dividend 9,51,09,358 (2009 - Nil) Units of Rs.10.00 each (9,51,09,358 Units purchased during the year)			95.28		–
ICICI Prudential Institutional Short Term Plan - DR - Fortnightly Nil (2009 - 2,35,12,625) Units of Rs.10.00 each (12,12,92,028 Units purchased and 14,48,04,653 Units sold during the year)			–		28.16
ICICI Prudential Flexible Income Plan Premium - Growth 30,18,545 (2009 - Nil) Units of Rs.100.00 each (30,18,545 Units purchased during the year)			50.00		–
ICICI Prudential FMP Series 51 - 1 Year Plan B - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 51 - 13 Months Plan C - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 51 - 14 Months Plan D - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 49 - 1 Year Plan B Institutional Growth 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00			–
ICICI Prudential Liquid Super Institutional Plan - Div - Daily Nil (2009 - 3,80,10,386) Units of Rs.100.00 each (2009 - Rs. 10.00 each) (1,35,46,17,076 Units purchased and 1,39,26,27,462 Units sold during the year)			–		38.01
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative Nil (2009 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)			–		15.00
IDFC Cash Fund - Super Inst Plan C - Daily Dividend Nil (2009 - 24,99,754) Units of Rs.10.00 each (1,29,37,74,835 Units purchased and 1,29,62,74,589 Units sold during the year)			–		2.50
IDFC - FMP - Thirteen Months Series 1 - Plan B - Growth 2,50,00,000 (2009 - 2,50,00,000) Units of Rs.10.00 each		25.00			25.00
IDFC Fixed Maturity Plan - Yearly - Series 24 - Plan B - Growth Nil (2009 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)			–		20.00
	Carried over	55.00	2015.85		1160.93

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	Not Quoted	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	55.00	2015.85		1160.93
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Daily Div 14,84,84,394 (2009 - 1,81,79,777) Units of Rs.10.00 each (35,17,78,630 Units purchased and 22,14,74,013 Units sold during the year)			148.71		18.21
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Growth 6,30,49,022 (2009 - Nil) Units of Rs.10.00 each (6,30,49,022 Units purchased during the year)			89.00		–
IDFC Money Manager Fund - Treasury Plan - Inst Plan B - Growth 2,31,51,036 (2009 - Nil) Units of Rs.10.00 each (2,31,51,036 Units purchased during the year)			33.00		–
JM Money Manager Fund Super Plus Plan - Daily Dividend 24,79,26,101 (2009 - Nil) Units of Rs.10.00 each (1,88,97,06,136 Units purchased and 1,64,17,80,035 Units sold during the year)			248.06		–
JP Morgan India Treasury Fund - Super Inst. Daily Div Plan - Reinvest Nil (2009 - 2,61,39,824) Units of Rs.10.00 each (72,11,48,337 Units purchased and 74,72,88,161 Units sold during the year)			–		26.16
JP Morgan India Treasury Fund - Super Inst. Growth Plan 85,767,854 (2009 - 2,89,53,464) Units of Rs.10.00 each (5,68,14,390 Units purchased during the year)			100.00		33.00
Kotak Flexi Debt Scheme - Institutional - Daily Dividend Nil (2009 - 94,56,469) Units of Rs.10.00 each (12,616 Units purchased and 94,69,085 Units sold during the year)			–		9.50
Kotak Floater Long Term - Growth 10,45,70,180 (2009 - Nil) Units of Rs.10.00 each (10,45,70,180 Units purchased during the year)			150.00		–
Kotak FMP 13M Series 5 - Growth 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
Kotak FMP 370 Days Series 1 - Growth 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00			–
Kotak FMP 370 Days Series 3 Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)			50.00		–
Kotak Quarterly Interval Plan Series 2 - Dividend Nil (2009 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)			–		25.00
Kotak Quarterly Interval Plan Series 6 - Dividend 9,84,25,864 (2009 - Nil) Units of Rs.10.00 each (9,84,25,864 Units purchased during the year)			98.43		–
LICMF Income Plus Fund - Daily Dividend Plan 1,90,01,483 (2009 - 5,00,67,287) Units of Rs.10.00 each (39,47,50,943 Units purchased and 42,58,16,747 Units sold during the year)			19.00		50.07
LICMF Income Plus Fund - Growth Plan 12,39,89,966 (2009 - Nil) Units of Rs.10.00 each (12,39,89,966 Units purchased during the year)			150.02		–
	Carried over	95.00	3102.07		1332.87

Schedules to the Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	Not Quoted	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	95.00	3102.07		1332.87
LICMF Interval Fund Quarterly Plan Series 2 - Quarterly Dividend Plan 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
L&T Fixed Maturity Plan Series -12 - Plan 15 M - March 10 - I - Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Fixed Maturity Plan Series 12 - Plan 91 D March 10 - I - Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Fixed Maturity Plan Series 12 - Plan 91 D - March 10 - II - Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Freedom Income STP Inst - Daily Dividend Reinvestment Plan (Formerly DBS Chola Freedom Income STP Institutional Daily Dividend Re-investment Plan) Nil (2009 - 98,48,498) Units of Rs.10.00 each (70,24,66,853 Units purchased and 71,23,15,351 Units sold during the year)			–		10.00
Principal Pnb Fixed Maturity Plan 385 Days - Series XI Mar 09 - Institutional Growth Plan 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
Reliance Fixed Horizon Fund - XII - Series 3 - Super Institutional Plan - Growth 2,50,00,000 (2009 - 2,50,00,000) Units of Rs.10.00 each		25.00			25.00
Reliance Fixed Horizon Fund - XIII - Series 1 - Growth Plan 4,00,00,000 (2009 - Nil) Units of Rs.10.00 each (4,00,00,000 Units purchased during the year)		40.00			–
Reliance Fixed Horizon Fund - XIII - Series 2 - Growth Plan 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00			–
Reliance Fixed Horizon Fund - XIII - Series 6 - Growth Plan 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)		15.00			–
Reliance Quarterly Interval Fund - Series III - Institutional Dividend Plan 4,99,84,005 (2009 - Nil) Units of Rs.10.00 each (4,99,84,005 Units purchased during the year)			50.00		–
Reliance Money Manager Fund - Institutional Option - Daily Dividend Plan 1,09,887 (2009 - Nil) Units of Rs.1000.00 each (45,18,939 Units purchased and 44,09,052 Units sold during the year)			11.00		–
Reliance Money Manager Fund - Institutional Option - Growth Plan 6,30,271 (2009 - Nil) Units of Rs. 1000.00 each (6,30,271 Units purchased during the year)			77.00		–
Reliance Monthly Interval Fund Series II Institutional Dividend Plan 2,49,90,753 (2009 - Nil) Units of Rs.10.00 each (2,49,90,753 Units purchased during the year)			25.00		–
	Carried over	215.00	3335.07		1377.87

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward	215.00	3335.07		1377.87
Reliance Quarterly Interval Fund Series II Institutional Dividend Plan 2,47,76,435 (2009 - Nil) Units of Rs.10.00 each (2,47,76,435 Units purchased during the year)		24.78		–
Reliance Short Term Fund - Retail Plan - Dividend Plan Nil (2009 - 5,64,06,746) Units of Rs.10.00 each (15,77,30,367 Units purchased and 21,41,37,113 Units sold during the year)		–		60.01
Religare Active Income Fund - Institutional - Monthly Dividend 3,01,13,110 (2009 - Nil) Units of Rs.10.00 each (3,01,13,110 Units purchased during the year)		30.12		–
Religare Fixed Maturity Plan - Series - II Plan B (15 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare Fixed Maturity Plan - Series - II Plan C (15 months) - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Religare Fixed Maturity Plan - Series II Plan F (13 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare Fixed Maturity Plan - Series - II Plan A (13 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare FMP - 14 Months - Series II Institutional Growth Nil (2009 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
Religare Liquid Fund - Super Institutional - Daily Dividend Nil (2009 - 2,49,91,253) Units of Rs.10.00 each (1,18,26,79,213 Units purchased and 1,20,76,70,466 Units sold during the year)		–		25.00
Religare Short Term Plan - Institutional Daily Dividend Nil (2009 - 5,98,12,176) Units of Rs.10.00 each (2,48,703 Units purchased and 6,00,60,879 Units sold during the year)		–		60.08
Religare Ultra Short Term Fund - Institutional Growth 4,08,17,993 (2009 - Nil) Units of Rs.10.00 each (4,08,17,993 Units purchased during the year)		50.00		–
Religare Yearly FMP Series I - Plan A (375 Days) - Institutional Growth 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each	10.00			10.00
SBI Debt Fund Series - 180 Days - 9 - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
SBI Magnum Insta Cash Fund - Daily Dividend Option Nil (2009 - 3,58,26,498) Units of Rs.10.00 each (94,79,02,906 Units purchased and 98,37,29,404 Units sold during the year)		–		60.01
SBI Premier Liquid Fund - Super Institutional - Daily Dividend Nil (2009 - 6,08,21,909) Units of Rs.10.00 each (61,13,27,101 Units purchased and 67,21,49,010 Units sold during the year)		–		61.02
Carried over	225.00	3639.97		1668.99

Schedules to the Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	Not Quoted	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	225.00	3639.97		1668.99
SBI Debt Fund Series - 15 Months - 5 - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)			50.00		–
SBNPP FTP 367 Days Series 8 Super Inst - Gr 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
Sundaram BNP Paribas FTP 367 days Series P - Growth 2,00,01,600 (2009 - Nil) Units of Rs.10.00 each (2,00,01,600 Units purchased during the year)		20.00			–
TATA Fixed Income Portfolio Fund Scheme C3 Inst Monthly 1,50,55,298 (2009 - Nil) Units of Rs.10.00 each (1,50,55,298 Units purchased during the year)			15.05		–
TATA Fixed Income Portfolio Fund Scheme B3 Reg Quarterly 2,45,00,676 (2009 - Nil) Units of Rs.10.00 each (2,45,00,676 Units purchased during the year)			25.00		–
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)			–		10.00
TATA Fixed Maturity Plan Series 25 Scheme A Super High Invest Plan - Growth 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00			–
TATA Floating Rate Short Term Inst. Plan - Daily Dividend Nil (2009 - 1,50,12,416) Units of Rs.10.00 each (32,260 Units purchased and 1,50,44,676 Units sold during the year)			–		15.04
TATA Fixed Maturity Plan Series 26 Scheme A - Quarterly Div 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
Templeton Fixed Horizon Fund - Series IX - Plan D - Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)			–		10.00
UTI Fixed Income Interval Fund - Monthly Interval Plan Series - I - Institutional Dividend Plan - Payout 4,99,91,002 (2009 - Nil) Units of Rs.10.00 each (4,99,91,002 Units purchased during the year)			50.00		–
UTI Fixed Income Interval Fund - Series II - Quarterly Interval Plan V - Institutional Dividend Plan - Payout 10,00,01,765 (2009 - Nil) Units of Rs.10.00 each (10,00,01,765 Units purchased during the year)			100.00		–
UTI Fixed Income Interval Fund - Monthly Interval Plan - II - Institutional Dividend Plan - Re-investment 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)			50.00		–
UTI Fixed Income Interval Fund - Series II - Quarterly Interval Plan VI - Institutional Dividend Plan - Payout 1,00,00,000 (2009 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)			10.00		–
	Carried over	280.00	3955.02		1714.03

Schedules to the Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	Not Quoted	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	280.00	3955.02		1714.03
UTI Fixed Income Interval Fund - Quarterly Plan Series - III - Institutional Dividend Plan - Re-investment 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)			50.00		–
UTI - Floating Rate Fund - Short Term Plan - Daily Dividend Plan - Re-investment Nil (2009 - 1,40,965) Units of Rs.1000.00 each (7,92,156 Units purchased and 9,33,121 Units sold during the year)			–		14.25
UTI - Floating Rate Fund - Short Term Plan (Growth Option) 2,31,197 Units of Rs.1000.00 each			33.00		33.00
UTI - Floating Rate Fund - Short Term Plan - Institutional Growth Option 2,48,309 (2009 - Nil) Units of Rs.1000.00 each (2,48,309 Units purchased during the year)			25.00		–
UTI FMP Yearly Series (YFMP 03/09) Institutional Growth Plan 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
UTI Liquid Cash Plan Institutional - Daily Income Option - Re-investment Nil (2009 - 7,26,159) Units of Rs.1000.00 each (1,67,98,029 Units purchased and 1,75,24,188 Units sold during the year)			–		74.03
UTI Treasury Advantage Fund - Institutional Plan (Daily Dividend Option) - Re-investment Nil (2009 - 10,01,056) Units of Rs.1000.00 each (1,19,21,192 Units purchased and 1,29,22,248 Units sold during the year)			–		100.13
UTI Treasury Advantage Fund - Institutional Plan (Growth Option) 1,42,092 (2009 - Nil) Units of Rs.1000.00 each (1,42,092 Units purchased during the year)			17.00		–
Total Current Investments (At lower of carrying cost and fair value)		**290.00**	**4080.02**		**1945.44**
Total of Quoted and Unquoted Investments			**5788.64**		**2864.52**
Less : Provision for Long Term Investments *			61.77		26.77
TOTAL OF INVESTMENTS			**5726.87**		**2837.75**

Total Market Value of Quoted Investments : 2010 - Rs. 1355.62 Crores (2009 - Rs. 9.12 Crores); Total Value of Unquoted Investments : 2010 - Rs. 5108.69 Crores (2009 - Rs. 2861.88 Crores). Total Value of Quoted Investments: 2010 - Rs. 679.95 Crores (2009 - Rs. 2.64 Crores).

Schedules to the Accounts

7. Investments (Contd.)

During the year, the following Current Investments were purchased and sold :

(1) 30,65,159 Units of AIG India Liquid Fund Super Institutional Daily Dividend at cost of Rs. 306.82 Crores

(2) 2,80,018 Units of Bharti AXA Liquid Fund - Institutional Plan - Daily Dividend (Re-investment) at cost of Rs. 28.00 Crores

(3) 2,80,132 Units of Bharti AXA Treasury Advantage Fund - Institutional Plan - Daily Dividend (Re-investment) at cost of Rs. 28.01 Crores

(4) 3,00,21,92,460 Units of Birla Cash Plus Instl. Prem - Daily Dividend - Re-investment at cost of Rs. 3008.05 Crores

(5) 5,10,36,998 Units of Birla Sun Life Income Plus - Quarterly Dividend - Re-investment at cost of Rs. 58.00 Crores

(6) 2,01,35,65,433 Units of Birla Sun Life Savings Fund - Instl. - Daily Dividend - Re-investment at cost of Rs. 2014.93 Crores

(7) 1,08,53,87,953 Units of Canara Robeco Liquid Super Inst. Daily Div Reinvest Fund at cost of Rs. 1089.84 Crores

(8) 4,48,79,727 Units of Canara Robeco Short Term Institutional Monthly Dividend Fund at cost of Rs. 45.46 Crores

(9) 9,55,81,491 Units of DSP Black Rock Bond Fund - Regular Plan - Monthly Dividend at cost of Rs. 105.42 Crores

(10) 8,89,90,998 Units of DSP Black Rock Short Term Fund - Weekly Dividend at cost of Rs. 90.65 Crores

(11) 68,90,846 Units of DSP Black Rock Floating Rate Fund Institutional Plan - Daily Dividend at cost of Rs. 689.46 Crores

(12) 95,68,977 Units of DSP Black Rock Liquidity Fund - Institutional Plan - Daily - Dividend at cost of Rs. 957.09 Crores

(13) 93,02,56,293 Units of DWS Insta Cash Plus Fund - Super Institutional Plan Daily Dividend - Reinvest at cost of Rs. 933.08 Crores

(14) 7,16,28,547 Units of DWS Short Maturity Fund - Institutional Weekly Dividend Plan - Reinvest at cost of Rs. 75.08 Crores

(15) 7,68,57,278 Units of DWS Ultra Short Term Fund - Regular Monthly Dividend Plan - Payout at cost of Rs. 81.27 Crores

(16) 1,92,09,95,629 Units of Fidelity Cash Fund (Super Institutional) - Daily Dividend at cost of Rs. 1931.08 Crores

(17) 9,00,87,778 Units of Fortis Bond Fund - Inst - Monthly - Dividend at cost of Rs. 90.09 Crores

(18) 16,42,12,453 Units of Fortis Overnight - Institutional Plus - Daily Dividend at cost of Rs. 164.26 Crores

(19) 80,38,08,079 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Re-investment at cost of Rs. 854.96 Crores

(20) 14,08,58,585 Units of HDFC Cash Management Fund - Treasury Advantage Plan - Wholesale - Daily Dividend at cost of Rs. 141.30 Crores

(21) 46,44,05,113 Units of HDFC Floating Rate Income Fund - Short Term Plan - Wholesale Option - Dividend Re-investment Daily at cost of Rs. 468.16 Crores

(22) 9,19,53,692 Units of HSBC Cash Fund Institutional Plus - Daily Dividend at cost of Rs. 92.01 Crores

(23) 2,79,96,802 Units of HSBC Income Fund Short Term Instl Plus Weekly Dividend at cost of Rs. 28.18 Crores

(24) 6,34,62,223 Units of HSBC Ultra Short Term Bond Fund - Inst. Plus - Daily Dividend at cost of Rs. 64.09 Crores

(25) 79,62,34,641 Units of ICICI Prudential Flexible Income Plan Premium - Daily Dividend at cost of Rs. 1331.39 Crores

(26) 10,66,03,325 Units of ICICI Prudential Institutional Income Plan Dividend Quarterly at cost of Rs. 126.06 Crores

(27) 4,24,21,986 Units of IDFC Dynamic Bond Fund - Plan B - Dividend at cost of Rs. 45.00 Crores

(28) 66,37,40,914 Units of IDFC Money Manager Fund Treasury Plan - Inst Plan B - Daily Div at cost of Rs. 668.41 Crores

(29) 19,26,72,139 Units of IDFC - SSIF - Short Term - Plan B - Fortnightly Dividend at cost of Rs. 195.72 Crores

(30) 21,99,43,354 Units of ING Liquid Fund Super Institutional - Daily Dividend Option at cost of Rs. 220.05 Crores

(31) 4,59,99,602 Units of ING Treasury Advantage Fund - Institutional Daily Dividend at cost of Rs. 46.01 Crores

Schedules to the Accounts

7. Investments (Contd.)

(32) 2,34,29,57,447 Units of JM High Liquidity Fund - Super Institutional Plan - Daily Dividend at cost of Rs. 2346.82 Crores

(33) 75,29,21,877 Units of JP Morgan India Liquid Fund - Super Inst. Daily Dividend Plan - Reinvest at cost of Rs. 753.52 Crores

(34) 4,43,31,378 Units of Kotak Bond (Regular) - Qtrly Dividend at cost of Rs. 49.80 Crores

(35) 98,63,43,592 Units of Kotak Floater Long Term - Daily Dividend at cost of Rs. 994.21 Crores

(36) 1,30,23,33,460 Units of Kotak Liquid (Institutional Premium) - Daily Dividend at cost of Rs. 1592.51 Crores

(37) 5,00,00,000 Units of Kotak Quarterly Interval Plan Series 1 - Dividend at cost of Rs. 50.00 Crores

(38) 2,38,64,49,148 Units of LICMF Liquid Fund - Dividend Plan at cost of Rs. 2620.35 Crores

(39) 76,19,43,211 Units of L&T Liquid Inst Daily Dividend Re-investment Plan at cost of Rs. 770.37 Crores (Formerly DBS Chola Liquid Inst Daily Dividend Reinvestment Plan)

(40) 1,60,73,33,528 Units of Principal Cash Management Fund - Liquid Option Instl. Prem. Plan Dividend Re-investment Daily at cost of Rs. 1607.45 Crores

(41) 85,29,55,855 Units of Principal Floating Rate Fund FMP - Insti Option - Dividend Re-investment Daily at cost of Rs. 854.00 Crores

(42) 4,65,39,645 Units of Principal Income Fund-Short Term Plan - Instl Plan Dividend Re-investment - Weekly at cost of Rs. 50.40 Crores

(43) 62,07,87,486 Units of Reliance Liquidity Fund - Daily Dividend Re-investment Option at cost of Rs. 620.98 Crores

(44) 57,26,81,258 Units of Religare Ultra Short Term Fund - Institutional Daily Dividend at cost of Rs. 573.58 Crores

(45) 1,94,25,77,066 Units of SBI-SHF - Ultra Short Term Fund - Insitutional Plan - Daily Dividend at cost of Rs. 1943.69 Crores

(46) 5,81,42,349 Units of SBNPP Flexible Fund ST Inst - Daily Dividend at cost of Rs. 58.44 Crores

(47) 85,85,68,302 Units of SBNPP Ultra ST Fund Super Inst. Div Rein Daily at cost of Rs. 861.75 Crores

(48) 1,26,21,52,540 Units of SBNPP Money Fund Super Inst. Daily Div Rein at cost of Rs. 1274.18 Crores

(49) 98,34,75,285 Units of TATA Floater Fund - Daily Dividend at cost of Rs. 986.98 Crores

(50) 1,21,76,016 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 1357.04 Crores

(51) 5,00,76,958 Units of TATA Short Term Bond Fund - Dividend at cost of Rs. 60.26 Crores

(52) 46,97,360 Units of Templeton India Treasury Management Account Super Institutional Plan - Daily Dividend Re-investment at cost of Rs. 470.05 Crores

(53) 40,90,53,848 Units of Templeton India Ultra Short Bond Fund Super Institutional Plan - Daily Dividend Re-investment at cost of Rs. 409.53 Crores

(54) 8,00,21,991 Units of UTI Bond Fund - Dividend Plan - Re-investment at cost of Rs. 90.18 Crores

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
8. Inventories		
(At lower of cost and net realisable value)		
Stores and Spare Parts	176.02	178.49
Raw Materials including Packing Materials	3053.84	2652.55
Intermediates - Tissue Paper and Paper Board	47.57	49.50
Stock in Process	68.61	63.84
Finished Goods	1203.03	1655.34
	4549.07	**4599.72**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
9. Sundry Debtors		
Over 6 months old		
Good and Secured	4.41	2.84
Good and Unsecured – From Subsidiaries	0.12	1.61
– From Others	42.69	53.02
Doubtful and Unsecured – From Others	32.67	21.95
Other Debts		
Good and Secured	10.87	9.04
Good and Unsecured – From Subsidiaries	17.92	11.47
– From Others	798.07	602.57
Doubtful and Unsecured – From Others	0.07	0.57
	906.82	**703.07**
Less : Provision for Doubtful Debts	32.74	22.52
	874.08	**680.55**
Less : Deposits from normal Trade Debtors - Contra	15.28	11.88
	858.80	**668.67**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts etc.	108.76	55.48
On Deposit Accounts	1006.12	963.66
With Other Banks *	...	...
Cheques on hand	9.01	8.64
Cash on hand	2.39	3.23
	1126.28	**1031.01**

Rs. 0.05 Crore (2009 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 7,220/- (2009 - Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 12,720/- (2009 - Rs. 12,720/-).

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposits with Government, Public Bodies and Others @	281.97	203.44
Interest accrued on Loans, Advances etc.	0.53	0.57
Interest accrued on Investments	5.89	11.34
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	3.54	3.32
	291.93	**218.67**
Less : Provision for Doubtful Deposits	3.54	3.32
	288.39	**215.35**

@ Includes Deposits with Director - Rs. 0.08 Crore (2009 - Rs. 0.08 Crore).
(The maximum indebtedness during the year was Rs. 0.08 Crore; 2009 - Rs. 0.08 Crore).
Deposits with subsidiary companies Rs. 2.56 Crores (2009 - Rs. 2.56 Crores).

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Subsidiaries	–	21.00
Advances with Subsidiaries **	–	56.65
Advances to Others	61.56	75.97
Good and Unsecured		
Loans to Subsidiaries	110.88	210.13
Loans to Others *	34.41	32.60
Advances recoverable in cash or in kind or for value to be received **	461.06	517.70
Current Taxation (net of provisions)	225.76	272.34
Fringe Benefit Tax (net of provisions)	3.38	3.28
Advances with Government and Public Bodies	379.78	375.79
Advances with Subsidiaries **	27.71	79.52
Doubtful and Unsecured		
Loans to Subsidiaries	32.55	8.00
Loans to Others	3.63	3.63
Advances recoverable in cash or in kind or for value to be received	10.45	12.12
	1351.17	**1668.73**
Less : Provision for Doubtful Loans and Advances	46.63	23.75
	1304.54	**1644.98**

Loans to Subsidiaries comprise of :
Interest free loans to wholly owned subsidiaries :
- ITC Infotech India Limited Rs.110.88 Crores (2009 - Rs.162.04 Crores)
(The maximum outstanding during the year was Rs. 207.44 Crores; 2009 - Rs.204.79 Crores).
- BFIL Finance Limited Rs. 32.55 Crores (2009 - Rs. 32.99 Crores)
(The maximum outstanding during the year was Rs. 32.99 Crores; 2009 - Rs. 33.89 Crores).
- Landbase India Limited Rs. Nil (2009 - Rs. 40.00 Crores)
(The maximum outstanding during the year was Rs. 40.00 Crores; 2009 - Rs. 40.00 Crores).
- Russell Credit Limited Rs. Nil (2009 - Rs. 4.10 Crores)
(The maximum outstanding during the year was Rs. 396.90 Crores; 2009 - Rs. 31.04 Crores).

* Includes Loans to Directors and to Company Secretary - Rs. 0.39 Crore (2009 - Rs. 0.46 Crore).
(The maximum indebtedness during the year was Rs. 0.46 Crore; 2009 - Rs.0.87 Crore).

** Includes Capital Advances of Rs. 264.69 Crores (2009 - Rs. 439.89 Crores).

Schedules to the Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
13. Liabilities		
Acceptances	2.10	2.81
Sundry Creditors *		
Total outstanding dues of micro enterprises and small enterprises	3.95	0.39
Total outstanding dues of creditors other than micro enterprises and small enterprises	3440.12	2923.32
Sundry Deposits	24.04	21.63
Unclaimed Dividend	43.35	37.31
Interest Accrued but not due on Loans & Deposits	0.02	0.54
	3513.58	**2986.00**
Less : Deposits from normal Trade Debtors - Contra	15.28	11.88
	3498.30	**2974.12**

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2009 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 54.63 Crores (2009 - Rs. 22.16 Crores).

14. Provisions		
Provision for Retirement Benefits	77.89	45.64
Provision for Other Long Term Employee Benefits	19.72	–
Provision for Subsidiary	–	50.00
Proposed Dividend	3818.18	1396.53
Income Tax on Proposed Dividend	634.15	237.34
	4549.94	**1729.51**

Schedules to the Accounts

		For the year ended 31st March, 2010 (Rs. in Crores)		For the year ended 31st March, 2009 (Rs. in Crores)
15. Other Income				
Miscellaneous Income		144.01		118.43
Doubtful Debts, Claims and Advances - previous years		0.21		0.01
Gain on Exchange - Net		46.67		–
Income/Dividend from Long Term Investments – Trade	1.32		12.57	
– Others	...	1.32	...	12.57
Dividend Income from Subsidiary Companies		76.33		85.34
Income from Current Investments – Others		135.68		147.87
Interest on Loans and Deposits etc.		119.29		48.52
Profit on Sale of Long Term Investments		31.70		14.96
Profit on Sale of Current Investments - Net		11.24		24.95
Liability no longer required Written Back		36.93		74.57
Excess of Cost of Current Investments over Fair Value, reversed (net)		–		7.71
		603.38		**534.93**

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 16.80 Crores (2009 - Rs. 14.02 Crores).

16. Raw Materials etc.						
(a) Raw Materials including Packing Materials Consumed						
Opening Stock		2652.55			2759.56	
Purchases		6339.28			4893.52	
		8991.83			7653.08	
Less : Closing Stock		3053.84	5937.99		2652.55	5000.53
(b) Purchase of Finished Goods For Resale			998.20			1198.00
(c) (Increase)/Decrease in Finished Goods, Intermediates, Stock in Process						
Finished Goods						
Opening Stock	1655.34			1033.83		
Closing Stock	1203.03	452.31		1655.34	(621.51)	
Intermediates						
Opening Stock	49.50			50.65		
Closing Stock	47.57	1.93		49.50	1.15	
Stock in Process						
Opening Stock	63.84			50.70		
Closing Stock	68.61	(4.77)	449.47	63.84	(13.14)	(633.50)
Total			**7385.66**			**5565.03**
Less : Waste/Raw Material Sales			140.03			104.31
			7245.63			**5460.72**
Excise Duties on Increase/(Decrease) of Finished Goods			(274.23)			497.15
			6971.40			**5957.87**

Schedules to the Accounts

		For the year ended 31st March, 2010 (Rs. in Crores)		For the year ended 31st March, 2009 (Rs. in Crores)
17. Manufacturing, Selling etc. Expenses				
Employee Cost				
Salaries / Wages and Bonus	794.31		732.28	
Contribution to Provident and Other Funds	118.26		71.21	
Workmen and Staff Welfare Expenses	102.30		99.88	
	1014.87		903.37	
Less : Recoveries	12.10	1002.77	12.49	890.88
Power and Fuel		387.34		394.12
Consumption of Stores and Spare Parts		195.66		189.19
Contract Processing Charges		316.41		315.84
Rent		172.20		156.29
Rates and Taxes		243.95		208.21
Insurance		25.75		26.93
Repairs				
– Buildings		41.21		37.92
– Machinery		97.38		87.04
– Others		38.92		55.27
Maintenance and Upkeep		76.86		62.54
Outward Freight and Handling Charges		608.17		625.01
Warehousing Charges		31.34		42.89
Advertising / Sales Promotion		514.66		502.30
Market Research		51.21		43.47
Design and Product Development		30.84		65.68
Hotel Reservation / Marketing Expenses		23.99		28.63
Retail Accessories		160.45		104.82
Brokerage and Discount - Sales		9.01		7.57
Commission to Selling Agents		23.85		25.04
Doubtful and Bad Debts		12.50		6.20
Doubtful and Bad Advances, Loans and Deposits		11.28		9.01
Bank and Credit Card Charges		17.28		19.27
Information Technology Services		145.30		146.83
Travelling and Conveyance		140.71		148.63
Training and Development		15.58		16.54
Legal Expenses		15.78		15.48
Consultancy / Professional Fees		72.00		55.22
Postage, Telephone etc.		22.50		26.52
Printing and Stationery		13.78		9.25
Loss on Exchange - Net		–		23.26
Excess of Carrying Cost over Fair Value of Current Investments - Net		9.95		–
Interest Expenses				
– Fixed Period Loan	21.94		9.20	
– Others	51.06		19.18	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	19.64	53.36	10.06	18.32
Loss on Sale of Fixed Assets - Net		30.88		20.95
Loss on Sale of Stores - Net		6.91		0.99
Miscellaneous Expenses		613.25		500.27
		5233.03		4886.38
Deduct : Transfers to Fixed Assets		71.88		72.55
		5161.15		**4813.83**
Miscellaneous Expenses include :				
(1) Auditors' Remuneration and Expenses (excluding taxes)				
Audit Fees		1.35		1.25
Tax Audit Fees		0.38*		0.38
Fees for Limited Review (includes Rs. 0.15 Crore)*		0.55		0.45
Fees for Other Services (includes Rs. 0.40 Crore)*		0.43		0.56
Reimbursement of Expenses		0.03		0.04
(2) Cost Auditors' Fee		0.04		0.04

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 2.12 Crores (2009 - Rs. 0.88 Crore).

* Includes remuneration for professional services rendered by firms of auditors in which some of the partners of the statutory auditors firm are partners.

Schedules to the Accounts

	For the year ended 31st March, 2010 (Rs. in Crores)	For the year ended 31st March, 2009 (Rs. in Crores)
18. Provision for Taxation		
Income Tax for the year :		
Current Tax	2062.26	1232.07
Deferred Tax	(96.83)	307.12
Fringe Benefit Tax	–	25.94
	1965.43	**1565.13**
Less : Adjustments related to previous years - Net		
Current Tax	25.39	16.76
Deferred Tax	(14.65)	(15.00)
Fringe Benefit Tax	0.38	1.22
	11.12	**2.98**
	1954.31	**1562.15**

19. Notes to the Accounts

(i) Exchange difference in respect of forward exchange contracts to be recognised in the Profit and Loss Account in the subsequent accounting period amounts to Rs. 0.54 Crore (2009 - Rs. 0.26 Crore).

(ii) (a) Claims against the Company not acknowledged as debts Rs. 258.73 Crores (2009 - Rs. 261.36 Crores). These comprise:

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 193.74 Crores (2009 - Rs. 205.41 Crores).
- Local Authority Taxes / Cess / Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 33.49 Crores (2009 - Rs. 38.98 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 29.22 Crores (2009 - Rs. 14.05 Crores).
- Other matters Rs. 2.28 Crores (2009 - Rs. 2.92 Crores).

(b) Guarantees and Counter Guarantees outstanding

– Excise Rs. Nil (2009 - Rs. 4.24 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2009 - Rs. 26.40 Crores).

	2010	2009
(iii) Earnings per share		
Earnings per share has been computed as under :		
(a) Profit after Taxation (Rs. Crores)	4061.00	3263.59
(b) Weighted average number of Ordinary Shares outstanding	3,78,51,42,803	3,77,02,64,256
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	4,01,28,629	52,89,015
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b)+(c)]	3,82,52,71,432	3,77,55,53,271
(e) Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
– Basic [(a)/(b)]	Rs. 10.73	Rs. 8.66
– Diluted [(a)/(d)]	Rs. 10.62	Rs. 8.64

(iv) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(v) Research and Development expenses for the year amount to Rs. 77.08 Crores (2009 - Rs. 64.08 Crores).

(vi) (a) Defined Benefit Plans/Long Term Compensated Absences - As per Actuarial Valuations as on March 31, 2010 and recognised in the financial statements in respect of Employee Benefit Schemes :

			For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)		
			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
			Funded		**Unfunded**	Funded		Unfunded
I		**Components of Employer Expense**						
	1	Current Service Cost	29.71	12.89	4.68	25.22	9.72	2.97
	2	Interest Cost	24.34	9.64	3.32	22.89	9.05	2.95
	3	Expected Return on Plan Assets	(27.16)	(12.42)	–	(25.56)	(11.40)	–
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Past Service Cost	–	–	–	–	–	–
	7	Actuarial Losses/(Gains)	39.52	4.27	5.17	6.89	(0.42)	3.96
	8	**Total expense recognised in the Statement of Profit & Loss Account**	**66.41**	**14.38**	**13.17**	**29.44**	**6.95**	**9.88**

The Pension and Gratuity Expenses have been recognised in "Contribution to Provident and Other Funds" and Leave Encashment in "Salaries/Wages and Bonus" under Schedule 17.

			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
II		**Actual Returns**	34.50	14.74	–	28.77	15.82	–
III		**Net Asset / (Liability) recognised in Balance Sheet**						
	1	Present Value of Defined Benefit Obligation	425.44	159.40	53.80	370.84	145.04	45.64
	2	Fair Value of Plan Assets	401.35	184.32	–	374.69	170.31	–
	3	Status [Surplus/(Deficit)]	(24.09)	24.92	(53.80)	3.85	25.27	(45.64)
	4	Unrecognised Past Service Cost	–	–	–	–	–	–
	5	**Net Asset/(Liability) recognised in Balance Sheet**	**(24.09)**	**24.92**	**(53.80)**	**3.85**	**25.27**	**(45.64)**
IV		**Change in Defined Benefit Obligations (DBO)**						
	1	Present Value of DBO at the Beginning of Period	370.84	145.04	45.64	341.30	136.22	40.36
	2	Current Service Cost	29.71	12.89	4.68	25.22	9.72	2.97
	3	Interest Cost	24.34	9.64	3.32	22.89	9.05	2.95
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Plan Amendments	–	–	–	–	–	–
	7	Acquisitions	–	–	–	–	–	–
	8	Actuarial (Gains)/Losses	46.86	6.59	5.17	10.10	4.00	3.96
	9	Benefits Paid	(46.31)	(14.76)	(5.01)	(28.67)	(13.95)	(4.60)
	10	**Present Value of DBO at the End of Period**	**425.44**	**159.40**	**53.80**	**370.84**	**145.04**	**45.64**

19. Notes to the Accounts (Contd.)

		For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)		
		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
V	**Change in Fair Value of Assets**						
1	Plan Assets at the Beginning of Period	374.69	170.31	–	355.53	155.39	–
2	Acquisition Adjustment	–	–	–	–	–	–
3	Expected Return on Plan Assets	27.16	12.42	–	25.56	11.40	–
4	Actuarial Gains/(Losses)	7.34	2.32	–	3.21	4.42	–
5	Actual Company Contributions	38.47	14.03	–	19.06	13.05	–
6	Benefits Paid	(46.31)	(14.76)	–	(28.67)	(13.95)	–
7	**Plan Assets at the End of Period**	**401.35**	**184.32**	**–**	**374.69**	**170.31**	**–**
VI	**Actuarial Assumptions**						
1	Discount Rate (%)	7.00	7.00	7.00	7.00	7.00	7.00
2	Expected Return on Plan Assets (%)	7.00	7.00	–	7.00	7.00	–

The estimates of future salary increases, considered in actuarial valuations take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

VII	**Major Category of Plan Assets as a % of the Total Plan Assets**	**As at 31st March, 2010**	As at 31st March, 2009
1	Government Securities/Special Deposit with RBI	26%	32%
2	High Quality Corporate Bonds	26%	27%
3	Insurance Companies*	42%	38%
4	Mutual Funds	4%	1%
5	Cash and Cash Equivalents	2%	2%

* In the absence of detailed information regarding plan assets which is funded with Insurance Companies, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

VIII Basis used to determine the Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based on the current portfolio of assets, investment strategy and market scenario. In order to protect the capital and optimise returns within acceptable risk parameters, the plan assets are well diversified.

		For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)			For the year ended 31st March, 2008 (Rs. in Crores)			For the year ended 31st March, 2007 (Rs. in Crores)		
		Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment
IX	**Net Asset/(Liability) recognised in Balance Sheet (including experience adjustment impact)**												
1	Present Value of Defined Benefit Obligation	425.44	159.40	53.80	370.84	145.04	45.64	341.30	136.22	40.36	320.53	131.41	37.55
2	Fair Value of Plan Assets	401.35	184.32	–	374.69	170.31	–	355.53	155.39	–	311.77	146.08	–
3	Status [Surplus/(Deficit)]	(24.09)	24.92	(53.80)	3.85	25.27	(45.64)	14.23	19.17	(40.36)	(8.76)	14.67	(37.55)
4	Experience Adjustment of Plan Assets [Gain/(Loss)]	7.34	2.32	–	1.50	3.53	–	2.96	(0.53)	–	–	–	–
5	Experience Adjustment of obligation [(Gain)/Loss]	(12.56)	2.37	3.64	(18.42)	(0.81)	2.96	(19.19)	0.24	2.52	–	–	–

(b) Amounts towards Defined Contribution Plans have been recognised under "Contribution to Provident and Other Funds" in Schedule 17: Rs. 37.47 Crores (2009 - Rs. 34.82 Crores).

19. Notes to the Accounts (Contd.)

(vii) Micro and Medium scale business entities :

There are no Micro, Small and Medium Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days during the year and also as at 31st March, 2010. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the Company.

(viii) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(ix) The following donations were made to political parties during the year: Indian National Congress – Rs. 2.50 Crores (2009 - Rs. 0.50 Crore), Bharatiya Janata Party – Rs. 2.50 Crores (2009 - Rs. 0.50 Crore), Samajwadi Party – Rs. 0.42 Crore (2009 - Rs. Nil), Rashtriya Janata Dal – Rs. 0.33 Crore (2009 - Rs. Nil), Dravida Munnetra Kazhagam – Rs. 0.22 Crore (2009 - Rs. Nil), Shiv Sena – Rs. 0.17 Crore (2009 - Rs. Nil), Nationalist Congress Party – Rs. 0.14 Crore (2009 - Rs. Nil).

(x) Interests in Joint Ventures :

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is :

Name	Country of Incorporation	**Percentage of Ownership interests as at 31st March, 2010**	Percentage of Ownership interests as at 31st March, 2009
Maharaja Heritage Resorts Limited	India	25%	25%
Sitel Operating Corporation India Limited	India	–	34%

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule -7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interests in these Joint Ventures are :

		As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
I	**ASSETS**		
1	Fixed Assets	0.05	1.58
2	Investments	–	10.18
3	Current Assets, Loans and Advances		
	a) Sundry Debtors	0.61	3.60
	b) Cash and Bank Balances	...	0.62
	c) Other Current Assets	–	0.54
	d) Loans and Advances	0.26	2.46
4	Deferred Tax - Net	0.25	0.02
II	**LIABILITIES**		
1	Secured Loans	–	...
2	Current Liabilities and Provisions		
	a) Liabilities	1.05	4.37
	b) Provisions	0.01	1.21

19. Notes to the Accounts (Contd.)

		For the year ended 31st March, 2010 (Rs. in Crores)	For the year ended 31st March, 2009 (Rs. in Crores)
III	**INCOME**		
1	Sales	0.85	35.01
2	Other Income	0.03	1.08
IV	**EXPENSES**		
1	Excise Duties and Taxes on Sales of Services	0.08	0.14
2	Manufacturing, Selling etc. Expenses	1.18	28.19
3	Depreciation	0.02	1.24
4	Provision for Taxation	(0.23)	0.63

(xi) DIRECTORS' REMUNERATION

	2010	2009
Salaries	4.43	5.46
Performance Bonus to Executive Directors	7.84	9.39
Other Benefits	0.82	1.16
Commission to Non-Executive Directors	0.59	0.62
Directors' Fees	0.26	0.17
	13.94	**16.80**

The above (a) excludes contribution to the approved group pension and gratuity funds and provisions for leave encashment, which are actuarially determined on an overall Company basis (b) includes Rs. 0.11 Crore, in respect of two Executive Directors, Mr. K. N. Grant and Mr. A. Singh, whose appointment by the Board of Directors for tenures commencing from 20th March, 2010 and 22nd March, 2010 respectively, are subject to approval of the Members at the forthcoming Annual General Meeting.

Computation of Net Profits in accordance with Section 198 of the Companies Act, 1956 and Directors' Commission :

	2010	2010	2009	2009
Profit before Taxation		6015.31		4825.74
Add :				
– Directors' Remuneration	13.94		16.80	
– Wealth Tax - Net	2.35		1.66	
– Depreciation	608.71	625.00	549.41	567.87
		6640.31		5393.61
Less :				
– Depreciation under Section 350 of the Companies Act, 1956		608.71		549.41
Profit on Sale of Long Term Investments		31.70		14.96
Profit for the purpose of Directors' Commission		5999.90		4829.24
Non-Executive Directors' Commission @ 1%		60.00		48.29
Payable for the Year		0.59		0.62

19. Notes to the Accounts (Contd.)

(xii) Derivative Instruments :

The Company uses Forward Exchange Contracts and Currency Options to hedge its exposures in foreign currency related to firm commitments and highly probable forecasted transactions. The information on Derivative Instruments is as follows:

a) Forward Exchange Contracts outstanding as at year end:

(in Million)

		As at 31st March, 2010		As at 31st March, 2009	
Currency	**Cross Currency**	**Buy**	**Sell**	Buy	Sell
US Dollar	Indian Rupees	37.50	128.50	8.58	60.00
EURO	US Dollar	10.55	–	28.37	0.50
CHF	US Dollar	–	–	0.50	–
GBP	US Dollar	4.00	–	–	–

b) Foreign Exchange Currency Exposures that have not been hedged by a Derivative Instrument or otherwise as at year end :

(in Million)

		As at 31st March, 2010			As at 31st March, 2009		
Currency	**Cross Currency**	**Buy**	**Sell**	**Net***	Buy	Sell	Net*
US Dollar	Indian Rupees	62.16	57.90	4.26	65.19	55.49	9.70
EURO	US Dollar	7.17	6.88	0.29	3.97	3.85	0.12
GBP	US Dollar	2.04	2.06	(0.02)	0.45	1.01	(0.56)
JPY	US Dollar	15.07	–	15.07	12.61	–	12.61
SEK	US Dollar	16.89	–	16.89	0.47	–	0.47
CHF	US Dollar	2.82	–	2.82	0.26	–	0.26
SGD	US Dollar	0.12	–	0.12	0.11	–	0.11
CAD	US Dollar	–	0.06	(0.06)	0.02	0.20	(0.18)
AED	US Dollar	0.04	–	0.04	0.06	–	0.06
AUD	US Dollar	0.29	–	0.29	0.03	–	0.03

* Figures in brackets indicate Open Exports. Figures without brackets indicate Open Imports.

(xiii) The Employee Stock Option Scheme section in the Report on Corporate Governance and the disclosure in respect of Employees Stock Options which are outlined in this year's Annexure to the Report of the Directors are treated as an annexure to these accounts.

(xiv) Excise Duties and Taxes on Sales of Services comprise:

(Rs. in Crores)

	For the year ended 31st March, 2010 (Rs. in Crores)	For the year ended 31st March, 2009 (Rs. in Crores)
Excise Duties	8046.39	7446.88
Taxes on Sales of Services	60.02	84.73

19. Notes to the Accounts (Contd.)

(xv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(A) Licensed & Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY Registered/Licensed (a)		CAPACITY Installed		PRODUCTION	
		2010	2009	**2010**	2009	**2010**	2009
Cigarettes	Million	1,23,547	1,23,547	1,34,383	1,09,839	68,857	69,461
Smoking Tobaccos	Tonne	N.A.	N.A.	N.A.	N.A.	39	274
Printing and Packaging including Flexibles	Tonne	N.A.	N.A.	1,06,148	80,712	73,807 (b)	65,031 (b)
Unmanufactured Tobacco	Tonne	N.A.	N.A.	N.A.	N.A.	1,41,556 (b)	1,05,495 (b)
Pulp	Tonne	N.A.	N.A.	2,35,000 (c)	2,35,000 (c)	2,51,369 (b)	2,02,765 (b)
Paperboards and Paper	Tonne	N.A.	N.A.	4,52,500 (c)	4,52,500 (c)	5,47,931 (b)	4,69,335 (b)
Packaged Food Products	Tonne	N.A.	N.A.	87,029	59,740	29,948	25,044
Personal Care Products	Tonne	N.A.	N.A.	2,35,962	58,902	25,398	11,950

a) The "Registered/Licensed Capacity" (including as approved by "Letters of Intent") is exclusive of additional capacities permissible under the policy of the Government of India.

b) Includes production meant for internal consumption.

c) Based on Capacity rated by equipment manufacturers / project consultants at the time of installation.

N.A. – Not Applicable

(B) Particulars in respect of Sales*

	Unit of Quantity	QUANTITY		VALUE (Rs. in Crores)	
		2010	2009	**2010**	2009
Cigarettes	Million	84,040	78,370	17277.91	15100.92
Smoking Tobacco	Tonne	54	297	4.31	13.79
Printed Materials	Tonne	23,831	22,525	236.17	206.62
Agri Products					
– Unmanufactured Tobacco	Tonne	85,242	63,642	1442.53	782.35
– Soya Extraction	Tonne	31,332	1,12,812	62.94	188.02
– Soya Oil	Tonne	10,670	15,480	46.25	71.89
– Soya Seeds	Tonne	1,08,395	2,26,343	242.30	477.50
– Coffee	Tonne	23,563	27,774	217.33	274.16
– Fruit Pulp	Tonne	16,749	15,333	84.30	85.54
– Others (Spices, Rice, Chillies etc.)				179.40	290.17
Paperboards and Paper	Tonne	4,31,885	3,66,474	1808.57	1512.38
Packaged Food Products	Tonne	7,11,034	6,61,812	2317.29	1938.46
Hotel Sales/Income from Hotel Services				904.92	1014.56
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches, Agarbattis etc.)				1435.38	1187.17
TOTAL				**26259.60**	**23143.53**

* Net of Sales Returns and Damaged Stocks

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(C) Details of Finished Goods

	Unit of Quantity	Quantity		Value (Rs. in Crores)	
		2010	2009	**2010**	2009
(i) Opening Stock					
Cigarettes	Million	9,382	3,881	1148.12	476.88
Smoking Tobacco	Tonne	8	39	0.71	0.86
Printed Materials	Tonne	404	606	3.83	6.18
Agri Products					
– Soya Extraction	Tonne	522	14,559	0.28	19.98
– Soya Oil	Tonne	–	1,033	–	4.90
– Coffee	Tonne	3,059	2,959	27.88	28.53
– Fruit Pulp	Tonne	6,962	3,329	32.29	10.92
– Others (Spices, Rice, Chillies etc.)				5.88	28.99
Paperboards and Paper	Tonne	22,285	20,718	83.71	77.07
Packaged Food Products	Tonne	31,127	35,095	78.97	128.51
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches, Agarbattis etc.)				273.67	251.01
				1655.34	**1033.83**
(ii) Closing Stock					
Cigarettes	Million	5,200	9,382	731.72	1148.12
Smoking Tobacco	Tonne	2	8	0.40	0.71
Printed Materials	Tonne	351	404	4.74	3.83
Agri Products					
– Soya Extraction	Tonne	1,676	522	2.66	0.28
– Soya Oil	Tonne	495	–	2.24	–
– Coffee	Tonne	2,138	3,059	18.01	27.88
– Fruit Pulp	Tonne	10,912	6,962	38.19	32.29
– Others (Spices, Rice, Chillies etc.)				17.96	5.88
Paperboards and Paper	Tonne	17,667	22,285	65.64	83.71
Packaged Food Products	Tonne	26,935	31,127	86.12	78.97
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches, Agarbattis etc.)				235.35	273.67
				1203.03	**1655.34**
(iii) Purchase of Finished Goods for Resale					
Agri Products					
– Soya Extraction	Tonne	3,236	40,576	7.91	56.03
– Soya Oil	Tonne	5,180	1,895	22.33	6.73
– Soya Seeds	Tonne	1,08,395	2,26,343	247.70	393.39
– Coffee	Tonne	15,582	15,590	135.09	144.74
– Fruit Pulp	Tonne	18,359	12,451	55.40	47.90
– Others (Spices, Rice, Chillies etc.)				88.54	127.48
Packaged Food Products	Tonne	343	1,319	2.49	8.83
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches, Agarbattis etc.)				438.74	412.90
				998.20	**1198.00**

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(D) Contract Processing Charges

	Unit of Quantity	Quantity 2010	Quantity 2009	Value (Rs. in Crores) 2010	Value (Rs. in Crores) 2009
Cigarettes	Million	11,069	14,508	19.60	26.68
Agri Products					
– Soya Extraction	Tonne	29,249	59,401	2.41	5.34
– Soya Oil	Tonne	5,935	12,801	1.66	2.41
– Coffee	Tonne	6,793	12,751	1.25	1.97
– Fruit Pulp	Tonne	2,365	6,456	1.76	3.93
– Others (Spices, Rice etc.)				3.35	2.46
Packaged Food Products	Tonne	6,81,002	6,31,738	190.57	168.51
Others (Branded Garments, Education and Stationery products, Personal Care products, Matches etc.)				95.81	104.54
				316.41	**315.84**

(E) Details of Raw Materials including Packing Materials Consumed during the year*

	Unit of Quantity	Quantity 2010	Quantity 2009	Value (Rs. in Crores) 2010	Value (Rs. in Crores) 2009
Unmanufactured Tobacco	Tonne	1,73,203	1,48,021	1834.68	1128.18
Waste Paper and Pulp	Tonne	2,36,936	2,25,936	460.08	434.17
Hardwood and Bamboo	BDT**	6,38,841	5,34,067	282.19	241.24
Soya Seeds	Tonne	36,519	72,717	92.72	189.63
Wheat	Tonne	5,05,357	5,73,714	625.75	652.07
Coffee	Tonne	9,614	16,444	66.83	115.26
Board	Tonne	10,527	11,114	75.26	126.12
Filter Rods	Million	13,591	14,366	183.03	166.04
Aluminium Foil/Metallised Paper	Bobbin	6,40,808	7,07,698	56.80	63.29
Film and Laminates	Tonne	14,293	12,109	174.32	182.52
Wheat Flour/Maida	Tonne	1,27,159	23,061	197.76	32.31
Sugar	Tonne	70,165	60,027	195.84	95.56
Hydrogenated Vegetable Oil	Tonne	33,729	28,804	145.54	151.43
Surfactants	Tonne	38,335	19,158	170.12	97.66
Inks, Solvents and Adhesives	Various			118.61	107.88
Chemicals and Fragrances	Various			360.39	331.57
Packing Materials	Various			170.39	160.17
Others #				727.68	725.43
				5937.99	**5000.53**

* Relates to the Company's main products and the principal raw materials.
** BDT-Bone Dry Tonne
# Others primarily include Hotel Consumables, Skimmed Milk Powder, Fabrics, Agri Inputs etc.

Schedules to the Accounts

19. Notes to the Accounts (Contd.)

(F) Value of Raw Materials, Spare Parts and Components Consumed during the year

	(Percentage)		Value (Rs. in Crores)	
	2010	2009	**2010**	2009
Raw Materials				
Imported	12.03	13.33	714.48	666.78
Indigenous	87.97	86.67	5223.51	4333.75
	100.00	**100.00**	**5937.99**	**5000.53**
Spare Parts and Components				
Imported	29.45	25.78	57.62	48.77
Indigenous	70.55	74.22	138.04	140.42
	100.00	**100.00**	**195.66**	**189.19**

(G) Earnings etc. in Foreign Exchange during the year (on realisation basis)

	2010 (Rs. in Crores)	2009 (Rs. in Crores)
Export of Goods (F.O.B.)	1930.18	1699.54
Dividend	–	4.64
Hotel Earnings	398.51	486.85
Freight & Insurance recoveries	21.21	21.70
Other Earnings *	5.21	12.98
	2355.11	**2225.71**

* Primarily consist of Finance & Storage Charges, Certified Emission Reduction (CER) credits and sundry recoveries.

(H) Value of Imports during the year (C.I.F. Basis)

	2010	2009
Raw Materials	603.94	717.91
Components and Spare Parts	68.25	65.72
Capital Goods	267.50	344.74
Other Goods *	11.12	15.56
	950.81	**1143.93**

* Including Packing materials, Hotel Consumables and sundry items.

(I) Expenditure in Foreign Currency during the year (on payment basis)

	2010	2009
Professional Fees	29.01	43.10
Hotel Reservation / Marketing Expenses	24.04	34.45
Export Promotion Expenses	5.99	3.90
Agency Commission	7.28	7.70
Storage & Warehousing	4.09	3.62
Licence Fees	1.38	1.22
Miscellaneous Expenditure*	19.56	22.81
	91.35	**116.80**

* Including Advertising / Sales promotion, Training, Subscription fees, Export Claims etc.

(J) Dividend Remittance in Foreign Currency

Year of Remittance	On Account of Financial Year	No. of Non-Resident Shareholders	No. of Shares held	(Rs. in Crores)
2009/2010	2008/2009	58	1,22,53,13,612	453.37
2008/2009	2007/2008	61	1,23,23,25,858	431.31

Schedules to the Accounts

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	2010 External Sales	2010 Inter Segment Sales	2010 Total	2009 External Sales	2009 Inter Segment Sales	2009 Total
1. Segment Revenue						
FMCG - Cigarettes	17283.03	–	17283.03	15115.07	–	15115.07
FMCG - Others	3638.73	2.95	3641.68	3010.00	4.04	3014.04
FMCG - Total	**20921.76**	**2.95**	**20924.71**	**18125.07**	**4.04**	**18129.11**
Hotels	904.92	5.89	910.81	1014.56	5.71	1020.27
Agri Business	2388.18	1473.96	3862.14	2284.44	1561.54	3845.98
Paperboards, Paper and Packaging	2044.74	1188.87	3233.61	1719.46	1102.50	2821.96
Segment Total	**26259.60**	**2671.67**	**28931.27**	**23143.53**	**2673.79**	**25817.32**
Eliminations			(2671.67)			(2673.79)
Total Revenue			**26259.60**			**23143.53**
2. Segment Results						
FMCG - Cigarettes			4938.12			4183.77
FMCG - Others			(349.51)			(483.45)
FMCG - Total			**4588.61**			**3700.32**
Hotels			216.64			316.18
Agri Business			436.36			256.18
Paperboards, Paper and Packaging			684.26			508.63
Segment Total			**5925.87**			**4781.31**
Eliminations			(31.07)			(102.12)
Consolidated Total			**5894.80**			**4679.19**
Unallocated corporate expenses net of unallocated income			201.69			177.06
Profit before interest, etc. and taxation			**5693.11**			**4502.13**
Interest paid - Net			53.36			18.32
Interest earned on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			375.56			341.93
Profit before taxation			**6015.31**			**4825.74**
Provision for taxation			1954.31			1562.15
Profit after taxation			**4061.00**			**3263.59**

3. Other Information

	2010 Segment Assets	2010 Segment Liabilities*	2009 Segment Assets	2009 Segment Liabilities*
FMCG - Cigarettes	4373.09	1375.59	4147.12	1211.49
FMCG - Others	2151.17	432.12	2403.01	301.90
FMCG - Total	**6524.26**	**1807.71**	**6550.13**	**1513.39**
Hotels	2669.60	212.25	2368.83	179.94
Agri Business	1909.29	329.73	1278.39	239.71
Paperboards, Paper and Packaging	4056.47	345.20	4183.72	412.57
Segment Total	**15159.62**	**2694.89**	**14381.07**	**2345.61**
Unallocated Corporate Assets/Liabilities	8181.95	6582.30	5392.26	3692.64
Total	**23341.57**	**9277.19**	**19773.33**	**6038.25**

	2010 Capital Expenditure	2010 Depreciation	2010 Non Cash expenditure other than depreciation	2009 Capital Expenditure	2009 Depreciation	2009 Non Cash expenditure other than depreciation
FMCG - Cigarettes	443.95	168.29	4.78	402.01	157.62	5.40
FMCG - Others	166.35	81.67	17.27	195.53	66.49	0.94
FMCG - Total	**610.30**	**249.96**	**22.05**	**597.54**	**224.11**	**6.34**
Hotels	417.94	77.83	4.25	367.02	67.57	3.75
Agri Business	11.58	34.02	2.67	36.81	38.94	0.26
Paperboards, Paper and Packaging	208.08	216.72	23.75	578.78	192.31	14.82
Segment Total	**1247.90**	**578.53**	**52.72**	**1580.15**	**522.93**	**25.17**

* Segment Liabilities of FMCG - Cigarettes is before considering Rs. 628.64 Crores (2009 – Rs. 542.86 Crores) in respect of disputed Entry Taxes, the recovery of which has been stayed or where States' Special Leave Petitions are pending before the Supreme Court. These have been included under 'Unallocated Corporate Liabilities'.

Schedules to the Accounts

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2010	2009
1. **Segment Revenue**		
– Within India	24020.27	21381.60
– Outside India	2239.33	1761.93
Total Revenue	**26259.60**	**23143.53**
2. **Segment Assets**		
– Within India	15152.09	14368.07
– Outside India	7.53	13.00
Total Assets	**15159.62**	**14381.07**
3. **Capital Expenditure**		
– Within India	1247.90	1580.15
– Outside India	–	–
Total Capital Expenditure	**1247.90**	**1580.15**

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG :	Cigarettes	– Cigarettes & Smoking Mixtures.
:	Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		– Hoteliering.
Paperboards, Paper & Packaging		– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business		– Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

– Sales within India.

– Sales outside India.

(4) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

Schedules to the Accounts

21. Related Party Disclosures

1. ENTERPRISES WHERE CONTROL EXISTS:

i) Subsidiaries :

a) Srinivasa Resorts Limited
b) Fortune Park Hotels Limited
c) Bay Islands Hotels Limited
d) Russell Credit Limited and its subsidiaries
    Greenacre Holdings Limited
    Wimco Limited and its subsidiaries
        Pavan Poplar Limited
        Prag Agro Farm Limited
    Technico Pty Limited, Australia and its subsidiaries
        Technico ISC Pty Limited, Australia
        Technico Agri Sciences Limited
        Technico Technologies Inc., Canada
        Technico Asia Holdings Pty Limited, Australia and its subsidiary
            Technico Horticultural (Kunming) Co. Limited, China
e) ITC Infotech India Limited and its subsidiaries
    ITC Infotech Limited
    ITC Infotech (USA), Inc. and its subsidiary
        Pyxis Solutions, LLC (became subsidiary with effect from 11.08.2008)
f) Wills Corporation Limited
g) Gold Flake Corporation Limited
h) Landbase India Limited
i) BFIL Finance Limited and its subsidiary
    MRR Trading & Investment Company Limited
j) Surya Nepal Private Limited
k) King Maker Marketing, Inc.

The above list does not include:

a) ITC Global Holdings Pte. Limited, Singapore (under liquidation) and its subsidiaries
    Hup Hoon Traders Pte. Limited, Singapore
    AOZT "Hup Hoon", Moscow
    Hup Hoon Impex SRL, Romania
    Fortune Tobacco Co. Limited, Cyprus
    Fortune Tobacco Company Inc., USA and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

ii) Other entities under control of the Company:

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS

i) Associates & Joint Ventures:

Associates

a) Gujarat Hotels Limited
b) Russell Investments Limited
c) ATC Limited
d) Classic Infrastructure & Development Limited
e) International Travel House Limited
f) Divya Management Limited
g) Antrang Finance Limited
    - being associates of the Company, and
h) Tobacco Manufacturers (India) Limited, UK
    of which the Company is an associate.

Joint Ventures

a) Maharaja Heritage Resorts Limited
b) Sitel Operating Corporation India Limited (till 31.05.2009)

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)

Schedules to the Accounts

21. Related Party Disclosures (contd.)

ii) a) Key Management Personnel:

Y. C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
K. N. Grant	Executive Director (w.e.f. 20.03.2010)
A. Baijal	Non-Executive Director (upto 26.08.2009 and w.e.f. 22.01.2010)
R. K. Kaul	Non-Executive Director (upto 19.03.2010)
S. Banerjee	Non-Executive Director (w.e.f. 04.02.2010)
S. H. Khan	Non-Executive Director
A. V. Girija Kumar	Non-Executive Director (w.e.f. 19.03.2010)
S. B. Mathur	Non-Executive Director
D. K. Mehrotra	Non-Executive Director
H. G. Powell	Non-Executive Director
P. B. Ramanujam	Non-Executive Director
A. Ruys	Non-Executive Director
B. Sen	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director

Invitees - Corporate Management Committee
P. Chatterjee ^
R. G. Jacob ^

Members - Corporate Management Committee
N. Anand
A. Nayak
R. Srinivasan
R. Tandon *
T. V. Ramaswamy *
S. Sivakumar *
K. S. Suresh *
B. B. Chatterjee *

^ For part of the year, till the date of their superannuation.
* For part of the year, from the date of joining the Corporate Management Committee.

b) Relatives of Key Management Personnel:

Mrs. B. Deveshwar (wife of Mr. Y. C. Deveshwar)
Mrs. T. Anand (wife of Mr. N. Anand)
Mrs. E. Jacob (wife of Mr. R. G. Jacob)
Mrs. S. Chatterjee (wife of Mr. B. B. Chatterjee)

iii) Employee Trusts where there is significant influence:

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Defined Contribution Pension Fund
d) ITC Management Staff Gratuity Fund
e) ITC Employees Gratuity Fund
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund
q) ITC Hotels Limited Employees Superannuation Scheme
r) ITC Hotels Limited Employees Gratuity Fund

21. Related Party Disclosures (contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2010 (Rs. in Crores)

RELATED PARTY TRANSACTIONS SUMMARY	Enterprises where control exists				Associates		Joint Ventures		Key Management Personnel		Relatives of Key Management Personnel		Employee Trusts		Total	
	Subsidiaries		Others													
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
1. Sale of Goods/Services	169.60	152.18	0.02		0.84	0.86	7.25	11.61							177.71	164.65
2. Purchase of Goods/Services	297.03	275.25			57.97	71.92	119.65	114.00							474.65	461.17
3. Acquisition cost of Fixed Assets	19.34	1.87	0.05	30.75											19.39	32.62
4. Sale of Fixed Assets/Scraps					0.05	0.10									0.05	0.10
5. Investments Purchased from subsidiary*	387.31														387.31	
6. Investment in subsidiaries	147.00	63.10													147.00	63.10
7. Interest Income									0.16	0.18					0.16	0.18
8. Remuneration to Key Management Personnel																
- Directors [See Schedule 19 (xi)]									13.94	16.80					13.94	16.80
- Others									6.50	3.50					6.50	3.50
9. Rent Paid	2.49	4.19							0.25	0.25	0.72	0.58			3.46	5.02
10. Reimbursement of Contractual Remuneration	0.69	0.61			0.15	0.13									0.84	0.74
11. Remuneration of Managers on Deputation Recovered	8.05	8.14			0.61	0.48	0.94	0.94							9.60	9.56
12. Donations			1.99	2.90											1.99	2.90
13. Contributions to Employees' Benefit Plans													76.32	49.74	76.32	49.74
14. Dividend Income	76.33	85.34			0.52	0.52		12.03							76.85	97.89
15. Dividend Payments					367.33	347.47			0.95	0.91					368.28	348.38
16. Expenses Recovered	11.20	11.69	0.04	0.05	1.14	1.99	0.59	2.67							12.97	16.40
17. Expenses Reimbursed	1.79	4.13	0.02	0.05	0.37	1.05	0.02	0.24							2.20	5.47
18. Loans Given	809.45	256.12													809.45	256.12
19. Receipt towards Loans Repayment	905.15	253.63							0.25	0.41					905.40	254.04
20. Advances Given during the year	10.68	41.71			0.10	2.66									10.78	44.37
21. Adjustment/Receipt towards Refund of Advances	119.14	1.71			2.98	3.28									122.12	4.99
22. Advance Received during the year	121.10	33.84													121.10	33.84
23. Adjustment/Payment towards Refund of Advances	83.03	46.46													83.03	46.46
24. Deposits Received during the year	0.01						0.23								0.24	
25. Deposits Refunded during the year								1.48								1.48
26. Deposits Given during the year										0.05						0.05
27. Receipt towards Refund of Deposits									0.01		0.32				0.33	
28. **Balances as on 31st March**																
i) Debtors/Receivables	18.04	13.08	0.02	0.01	0.32	0.50	4.02	2.06							22.40	15.65
ii) Advances Given	27.71	136.17			2.10	4.98							24.93	29.12	54.74	170.27
iii) Loans Given	143.43	239.13							0.65	0.67					144.08	239.80
iv) Deposits Given	2.56	2.56			0.10	0.10			0.08	0.12	0.29	0.47			3.03	3.25
v) Advance Taken	49.39	11.32													49.39	11.32
vi) Deposits Taken	0.01				0.06	0.06		1.54							0.07	1.60
vii) Creditors/Payables	5.23	10.84			6.23	4.42	1.27	1.76					24.09		36.82	17.02
viii) Investments in Non-Convertible Debentures	15.00	15.00													15.00	15.00
29. Provision for subsidiary as at 31st March	67.55	58.00													67.55	58.00
30. In addition, remuneration of managers on deputation, absorbed	1.87	2.20	0.27	0.12	0.36	0.35									2.50	2.67

* Investments have been purchased from subsidiary at cost, the market value of such shares on date of acquisition was Rs. 1030.06 Crores.

Schedules to the Accounts

21. Related Party Disclosures (contd.)

4. INFORMATION REGARDING SIGNIFICANT TRANSACTIONS / BALANCES

(Rs. in Crores)

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
1. Sale of Goods / Services		
Surya Nepal Private Limited	112.92	67.71
Wimco Limited	23.99	29.80
King Maker Marketing, Inc.	26.26	47.45
2. Purchase of Goods / Services		
ITC Infotech India Limited	79.35	78.95
Wimco Limited	205.84	175.23
International Travel House Limited	45.83	51.39
ITC Filtrona Limited	119.46	113.83
3. Acquisition Cost of Fixed Assets		
ITC Education Trust	–	30.75
Wimco Limited	19.34	1.38
4. Sale of Fixed Assets / Scraps		
ATC Limited	0.05	0.10
5. Investment in Subsidiaries		
ITC Infotech India Limited	–	60.00
Landbase India Limited	147.00	–
6. Investments Purchased from Subsidiary		
Russell Credit Limited	387.31	–
7. Interest Income		
Mr. S. S. H. Rehman	–	0.15
Mr. A. Singh	0.04	...
Mr. A. Nayak	0.06	0.01
Mr. R. Srinivasan	0.02	...
8. Remuneration to Key Management Personnel – Directors		
Mr. Y. C. Deveshwar	7.59	7.59
Mr. K. Vaidyanath	2.54	2.54
Mr. A. Singh	2.92	2.93
Mr. S. S. H. Rehman	–	2.95
9. Rent Paid		
Wimco Limited	0.71	2.26
Russell Credit Limited	0.52	0.44
Bay Islands Hotels Limited	0.84	0.93
Mrs. B. Deveshwar	0.54	0.54
10. Reimbursement of Contractual Remuneration		
Bay Islands Hotels Limited	0.64	0.61
International Travel House Limited	0.15	0.13
11. Remuneration of Managers on Deputation Recovered		
ITC Infotech India Limited	1.74	1.50
Srinivasa Resorts Limited	2.69	2.73
Fortune Park Hotels Limited	2.66	3.23
12. Donations		
ITC Sangeet Research Academy	–	1.30
ITC Rural Development Trust	1.99	1.60

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
13. Contributions to Employees' Benefit Plans		
IATC Provident Fund	14.72	14.64
ITC Management Staff Gratuity Fund	6.76	6.61
ITC Pension Fund	34.88	15.49
14. Dividend Income		
Russell Credit Limited	–	40.00
Surya Nepal Private Limited	72.78	32.21
Sitel Operating Corporation India Limited	–	12.03
15. Dividend Payments		
Tobacco Manufacturers (India) Limited, UK	367.33	347.47
16. Expenses Recovered		
ITC Infotech India Limited	3.83	3.82
ITC Infotech, (USA) Inc.	–	2.02
Srinivasa Resorts Limited	1.20	1.55
Wimco Limited	4.30	1.69
Sitel Operating Corporation India Limited	–	2.25
17. Expenses Reimbursed		
Srinivasa Resorts Limited	0.39	1.15
Fortune Park Hotels Limited	0.11	1.52
Surya Nepal Private Limited	0.52	0.29
ITC Infotech India Limited	0.35	0.39
ATC Limited	0.36	0.69
18. Loans Given		
ITC Infotech India Limited	148.25	192.67
Russell Credit Limited	661.00	63.45
19. Receipt towards Loans Repayment		
ITC Infotech India Limited	199.40	193.38
Russell Credit Limited	665.30	59.35
20. Advances Given during the Year		
Landbase India Limited	6.68	23.11
Wimco Limited	4.00	18.59
21. Adjustment / Receipt towards Refund of Advances		
Wimco Limited	14.00	1.70
Landbase India Limited	105.14	–
ATC Limited	2.40	2.40
International Travel House Limited	0.58	0.88
22. Advance Received during the Year		
Surya Nepal Private Limited	121.10	33.84
23. Adjustment / Payment towards Refund of Advances		
Surya Nepal Private Limited	83.03	46.46
24. Deposits Received during the Year		
Sitel Operating Corporation India Limited	0.23	–

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
25. Deposits Refunded during the Year		
Sitel Operating Corporation India Limited	–	1.48
26. Deposits Given during the Year		
Mr. Y. C. Deveshwar	–	0.05
27. Receipt towards Refund of Deposits		
Mrs. E. Jacob	0.12	–
Mrs. T. Anand	0.20	–
28. Balances as on 31st March		
i) Debtors / Receivables		
Surya Nepal Private Limited	10.19	4.43
Wimco Limited	5.01	6.31
Maharaja Heritage Resorts Limited	3.66	1.68
ii) Advances Given		
Landbase India Limited	–	98.46
Wimco Limited	27.71	37.71
Employee Trust - Gratuity Funds	24.93	25.28
iii) Loans Given		
ITC Infotech India Limited	110.89	162.04
Landbase India Limited	–	40.00
BFIL Finance Limited	32.54	32.99
iv) Deposits Given		
Greenacre Holdings Limited	2.20	2.20
v) Advance Taken		
Surya Nepal Private Limited	49.39	11.32
vi) Deposits Taken		
Sitel Operating Corporation India Limited	–	1.54
Srinivasa Resorts Limited	0.01	–
International Travel House Limited	0.06	0.06
vii) Creditors / Payables		
ITC Infotech India Limited	–	4.59
Surya Nepal Private Limited	2.02	4.67
International Travel House Limited	5.16	2.79
ITC Filtrona Limited	1.27	1.76
Employee Trust - Pension Funds	24.09	–
viii) Investments in Non-Convertible Debentures		
BFIL Finance Limited	15.00	15.00
29. Provision for Subsidiary as at 31st March		
BFIL Finance Limited	67.55	58.00
30. In Addition, Remuneration of Managers on Deputation, Absorbed		
ITC Infotech India Limited	1.59	1.94
Classic Infrastructure & Development Limited	0.36	0.35
ITC Sangeet Research Academy	0.27	0.12

Schedules to the Accounts

22. Significant Accounting Policies

IT IS CORPORATE POLICY

Convention
To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting
To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets
To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs, if any.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation/ enhancements unless they bring similar significant additional benefits.

Depreciation
To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets
As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Impairment of Assets
To provide for impairment loss, if any, to the extent, the carrying amount of assets exceed their recoverable amount. Recoverable amount is higher of an asset's net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Investments
To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made to recognise a decline, other than temporary, in valuation of Long Term Investments.

Inventories
To state inventories including work-in-progress at lower of cost and net realisable value. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales
To recognise Gross Sales at the time of delivery of goods and rendering of services net of trade discounts to customers and Sales Tax / Value Added Tax recovered from customers but including excise duty on goods and taxes relating to services, payable by the Company. Net sales are stated after deducting such excise duty and taxes.

Investment Income
To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend
To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

Employee Benefits
To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid / payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Schedules to the Accounts

22. Significant Accounting Policies (Contd.)

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit/contribution schemes. To determine the liabilities towards such schemes, as applicable, and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

To charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

Lease Rentals
To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development
To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income
To provide Current tax as the amount of tax payable in respect of taxable income for the period, measured using the applicable tax rates and tax laws.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence, measured using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation
To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains / Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit / loss arising on settlement or cancellation of currency option as income/expense for the period.

To recognise the net mark to market losses in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains / losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

Claims
To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting
To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems
To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata	K. VAIDYANATH	*Director*
21st May, 2010	B. B. CHATTERJEE	*Secretary*

Auditors' Report
to the Members

1. We have audited the attached Balance Sheet of ITC Limited ("the Company") as at 31st March, 2010, and also the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 (CARO) issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report as follows:

   (a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

   (e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2010;

      ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

5. On the basis of the written representations received from the Directors as on 31st March, 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2010 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956.

For Deloitte Haskins & Sells
Chartered Accountants
(Registration No. 302009E)

P. R. Ramesh
Partner
(Membership No. 70928)

Kolkata
May 21, 2010

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

In our opinion and according to the information and explanation given to us, the nature of the Company's business/activities during the year are such that clauses (iii), (v), (x), (xii), (xiii), (xv), (xviii), (xix) and (xx) of Companies (Auditors' Report) Order 2003, are not applicable to the Company. In respect of the other clauses, we report as under:

(i) In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of the fixed assets.

(b) The fixed assets were physically verified during the year by the Management in accordance with a regular programme of verification, which, in our opinion, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanation given to us, no material discrepancies were noticed on such verification.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the Company.

(ii) In respect of its inventory:

(a) As explained to us, the inventories excepting material lying with third parties (which have substantially been confirmed) were physically verified during the year by the Management at reasonable intervals.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the Company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the Company.

(iii) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the Company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examination and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(iv) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public. According to the information and explanations given to us, no Order has been passed by the Company Law Board or the National Company Law Tribunal or the Reserve Bank of India or any Court or any other Tribunal on the Company.

(v) In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

(vi) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, for any of the products of the Company excepting paper, soaps & detergents and cosmetics & toiletries for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and accordingly, have not made a detailed examination of the records.

(vii) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the Company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March, 2010, according to the records of the Company and the information and explanations given to us, the following are the particulars of dues on account of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute:

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax and VAT Laws	Sales tax and VAT	6.64	1986-2009	Appellate Authority – upto Commissioners' / Revisional authorities level
		6.44	1994-2009	Appellate Authority – Tribunal level
		181.07	1997-2009	High Court
		6.51	2002-2003	Supreme Court
Customs Act, 1962	Customs duty	1.27	2005-2007	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	49.18	1980-2009	Appellate Authority – upto Commissioners' / Revisional authorities level
		16.98	1973-2008	Appellate Authority – Tribunal level
		17.11	2001-2004	High Court
		0.47	1991-1996	Supreme Court
Finance Act, 1994	Service tax	171.53	1999-2010	Appellate Authority – upto Commissioners' / Revisional authorities level
		2.93	2005-2008	Appellate Authority – Tribunal level
Income Tax Act, 1961	Income Tax	0.25	2003-2005	Appellate Authority – Tribunal level

Out of the total disputed dues aggregating Rs. 460.38 Crores as above, Rs. 233.39 Crores has been stayed for recovery by the relevant authorities.

(viii) According to the information and explanations given to us, the Company has not defaulted in repayment of dues to any financial institution, bank or to debenture holders during the year.

(ix) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities. The Company has maintained proper records of transactions and contracts in respect of shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

(x) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purposes for which they were obtained.

(xi) In our opinion and according to the information and explanations given to us and on an overall examination of the Balance Sheet, we report that funds raised on short-term basis have not been used during the year for long-term investment.

(xii) To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company and no significant fraud on the Company has been noticed or reported during the year.

For Deloitte Haskins & Sells
Chartered Accountants
(Registration No. 302009E)

P. R. Ramesh
Partner
(Membership No. 70928)

Kolkata
May 21, 2010

100 Inspiring Years 1910-2010

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 — State Code 21

Balance Sheet Date 31 03 10 (Day Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	**Private Placement**
N.A.	N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Schemes : Rs. 43777

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
230053329	230053329

Sources of Funds

Paid up Capital	Reserves & Surplus
3818177	136825642
Secured Loans	**Unsecured Loans**
N.A.	1077057
Deferred Tax	**Current Liabilities & Provision**
7850100	80482353

Application of Funds

Net Fixed Assets	Investments
91513879	57268692
Current Assets	**Misc. Expenditure**
81270758	N.A.
Accumulated Losses	
N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
268629834	208476687

** Includes Other Income

+	−	Profit/Loss Before Tax	+	−	Profit/Loss After Tax
✓		60153147	✓		40610047

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
10.73	1000

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

	Item Code No. (ITC Code)	Product Description
a)	2402	CIGARETTES
b)	4810	PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN
c)	#N.A.	HOTELS

\# No item code has been assigned to 'Hotels' under the Indian Trade Classification.

Guide to Subsidiaries / Joint Ventures / Associates

Subsidiaries of ITC Limited

Russell Credit Limited (Russell)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in strategic thrust areas for ITC, namely FMCG, Hotels & Tourism, Paper, Paperboards & Packaging, Agri Business and Information Technology.

Subsidiaries of Russell

Greenacre Holdings Limited, a wholly owned subsidiary, is engaged in property infrastructure maintenance.

Russell holds 96.82% of Wimco Limited, which is engaged primarily in the manufacture of matches. Wimco Limited has two wholly owned subsidiaries, namely Pavan Poplar Limited and Prag Agro Farm Limited, which are engaged in agro-forestry and other related activities to support Wimco's business.

Russell also holds 100% of Technico Pty Limited, Australia (Technico), which is an agri-biotechnology company primarily engaged in rapid multiplication of seed potatoes with TECHNITUBER® technology. Technico has four wholly owned subsidiaries, namely Technico ISC Pty Limited, Australia; Technico Asia Holdings Pty Limited, Australia; Technico Technologies Inc., Canada; and Technico Agri Sciences Limited, India. Technico Asia Holdings Pty Limited, Australia has a wholly owned subsidiary, Technico Horticultural (Kunming) Company Limited, China. These companies support Technico in the production and commercialisation of seed technology in different geographies.

Gold Flake Corporation Limited & Wills Corporation Limited

Shareholding

100% held by ITC Limited.

Nature of Business

General trading.

Joint Venture

ITC Filtrona Limited, India is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, UK.

Nature of Business

Manufacture and sale of cigarette filter rods.

Landbase India Limited

Shareholding

100% held by ITC Limited.

Nature of Business

Hospitality, real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL Finance Limited (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC Infotech India Limited (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited, UK

ITC Infotech (USA), Inc.

ITC Infotech (USA), Inc. owns 100% of Pyxis Solutions, LLC, a New York Limited Liability Company.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

Surya Nepal Private Limited

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

Srinivasa Resorts Limited

Shareholding

68% held by ITC Limited.

Nature of Business

The Company owns the hotel "ITC Kakatiya" at Hyderabad, which is operated by ITC Limited.

Fortune Park Hotels Limited

Shareholding

100% held by ITC Limited.

Nature of Business

The Company is in the business of operating hotels in the mid range to upscale segment. It currently operates 34 properties.

Bay Islands Hotels Limited

Shareholding

100% held by ITC Limited.

Nature of Business

The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licensed to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating and Marketing Services Agreement.

King Maker Marketing Inc., USA

Shareholding

100% held by ITC Limited.

Nature of Business

Primarily trading in cigarettes and 'roll-your-own' smoking mixtures in USA.

Joint Ventures of ITC Limited

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, where ITC Limited has an ownership interest of 50% (25% held through Russell Credit Limited, a 100% subsidiary of the Company), is a joint venture with Jodhana Heritage Resorts Private Limited.

Nature of Business

The joint venture company currently operates 54 hotel properties spread across 19 states under the "WelcomHeritage" brand.

Major Associates of the Group

Gujarat Hotels Limited

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

International Travel House Limited

ITC Limited holds 3.6% and Russell Credit Limited, a wholly owned subsidiary of ITC Limited, holds 45.36%.

Nature of Business

Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 153.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements (CFS) in accordance with the relevant Accounting Standards (AS) as notified under the Companies (Accounting Standards) Rules, 2006.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess / deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill / capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after tax) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both Profit & Loss and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill / capital reserve arising from such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits / losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits / losses in the consolidated balance sheet.

Joint Ventures (AS 27)

Interest in joint ventures is reported using proportionate consolidation method in the CFS.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.


100 Inspiring Years
1910-2010

Consolidated Financial Statements

100 Inspiring Years
1910-2010

Consolidated Balance Sheet as at 31st March, 2010

	Schedule	**31st March, 2010 (Rs. in Crores)**		31st March, 2009 (Rs. in Crores)	
I. Sources of Funds					
1. Shareholders' Funds					
a) Capital	1	381.82		377.44	
b) Reserves and Surplus	2	14076.49	**14458.31**	13650.72	**14028.16**
2. Minority Interests			**126.38**		**129.96**
3. Loan Funds					
a) Secured Loans	3	0.95		18.86	
b) Unsecured Loans	4	109.82	**110.77**	167.81	**186.67**
4. Deferred Tax - Net	5		**780.57**		**860.60**
Total			**15476.03**		**15205.39**
II. Application of Funds					
1. Fixed Assets	6				
a) Gross Block		12992.74		11550.60	
b) Less : Depreciation		4212.79		3661.85	
c) Net Block		8779.95		7888.75	
d) Capital Work-in-Progress		1023.58		1243.12	
		9803.53		9131.87	
e) Less : Provision for assets given on lease		5.93	**9797.60**	6.12	**9125.75**
2. Investments	7		**5000.48**		**2507.07**
3. Current Assets, Loans and Advances					
a) Inventories	8	5092.02		4794.33	
b) Sundry Debtors	9	1010.03		803.58	
c) Cash and Bank Balances	10	1348.58		1316.93	
d) Other Current Assets	11	305.74		232.65	
e) Loans and Advances	12	1245.26		1363.28	
		9001.63		**8510.77**	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	3737.14		3234.68	
b) Provisions	14	4586.75		1703.84	
		8323.89		**4938.52**	
Net Current Assets			**677.74**		**3572.25**
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19(viii)]			**0.21**		**0.32**
Total			**15476.03**		**15205.39**

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Balance Sheet.

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants

P. R. RAMESH
Partner

Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

100 Inspiring Years
1910-2010

Consolidated Profit and Loss Account for the year ended 31st March, 2010

	Schedule	**For the year ended 31st March, 2010 (Rs. in Crores)**	For the year ended 31st March, 2009 (Rs. in Crores)
IA. Gross Income		**28242.33**	**24875.59**
IB. Net Income			
Gross Sales [Includes share of Joint Ventures Rs. 9.62 Crores (2009 - Rs. 42.75 Crores)]		27623.44	24363.71
Less : Excise Duties and Taxes on Sales of Services [Includes share of Joint Ventures Rs. 5.37 Crores (2009 - Rs. 7.12 Crores)]		8487.57	7807.57
Net Sales		19135.87	16556.14
Other Income	15	618.89	511.88
		19754.76	**17068.02**
II. Expenditure			
Raw Materials etc.	16	6971.95	5905.68
Manufacturing, Selling etc. Expenses	17	5893.20	5596.72
Depreciation [Includes share of Joint Ventures Rs. 1.23 Crores (2009 - Rs. 2.19 Crores)]		643.90	580.86
		13509.05	**12083.26**
III. Profit			
Profit before Taxation		6245.71	4984.76
Provision for Taxation	18	2034.93	1625.38
Profit after Taxation before Share of Results of Associates and Minority Interests		4210.78	3359.38
Share of Net Profit/(Loss) of Associates		6.24	6.14
Profit after Taxation before Minority Interests		**4217.02**	**3365.52**
Less : Minority Interests		48.84	40.93
Net Profit		**4168.18**	**3324.59**
Profit brought forward [Includes adjustment of Rs. 4.33 Crores (2009 - Rs. Nil) consequent to recognition of Deferred Tax Asset]		805.94	652.56
Available for appropriation		**4974.12**	**3977.15**
IV. Appropriations			
General Reserve		406.89	1511.01
Special Reserve under Section 45-IC of RBI Act, 1934		8.39	5.33
Employees' Housing Reserve		5.34	6.54
Foreign Exchange Translation Reserve		6.70	10.22
Proposed Dividend			
– Ordinary Dividend		1718.18	1396.53
– Special Centenary Dividend		2100.00	–
Income Tax on Dividend Proposed/Paid		635.10	248.68
Earlier year's provision for Income Tax on Proposed Dividend no longer required		(0.60)	(3.97)
Share of Revenue Reserves of Joint Ventures carried forward		17.02	21.43
Profit carried forward		77.10	781.38
		4974.12	**3977.15**
Earnings Per Share (Face Value Re. 1.00 each)	19(v)		
Basic		Rs. 11.01	Rs. 8.82
Diluted		Rs. 10.90	Rs. 8.81

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants

P. R. RAMESH
Partner

Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

100 Inspiring Years
1910-2010

Consolidated Cash Flow Statement for the year ended 31st March, 2010

(Figures for the previous year have been rearranged to conform with the revised presentation)		**For the year ended 31st March, 2010 (Rs. in Crores)**		For the year ended 31st March, 2009 (Rs. in Crores)
A. Cash Flow from Operating Activities				
Net Profit Before Tax		**6245.71**		**4984.76**
ADJUSTMENTS FOR :				
Depreciation	643.90		580.86	
Interest etc. – Net [Excluding Rs. 0.32 Crore (2009 - Rs. 0.31 Crore) (credit) in respect of financial enterprises consolidated]	(78.62)		(43.25)	
Income from Long Term Investments	(18.68)		(17.81)	
Income from Current Investments	(139.32)		(153.80)	
Fixed Assets – Loss on Sale – Net	36.14		22.52	
Profit on Sale of Long Term Investments / Joint Venture	(61.86)		(29.21)	
Profit on Sale of Current Investments – Net	(11.60)		(25.03)	
Doubtful and Bad Debts	15.02		8.67	
Doubtful and Bad Advances, Loans and Deposits	3.24		1.10	
Excess of Carrying Cost over Fair Value of Current Investments – Net	9.95		–	
Excess of Cost of Current Investments over Fair Value, reversed (net)	–		(7.71)	
Unrealised Gain on Exchange – Net	(2.29)		(4.81)	
Amortisation of Miscellaneous Expenditure	0.11		0.10	
Liability no longer required written back	(39.15)	356.84	(81.82)	249.81
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		6602.55		5234.57
ADJUSTMENTS FOR :				
Trade and Other Receivables	(325.03)		(111.52)	
Inventories	(297.69)		(526.06)	
Trade Payables	534.45	(88.27)	410.91	(226.67)
CASH GENERATED FROM OPERATIONS		6514.28		5007.90
Income Tax Paid		(2071.24)		(1509.45)
NET CASH FROM OPERATING ACTIVITIES		**4443.04**		**3498.45**
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(1253.40)		(1760.87)	
Sale of Fixed Assets	7.10		8.98	
Purchase of Business [See Note 3 below]	–		(38.84)	
Purchase of Current Investments	(58538.20)		(43617.35)	
Sale/Redemption of Current Investments	56101.82		43800.06	
Purchase of Long Term Investments	(71.01)		(52.44)	
Sale of Long Term Investments	26.90		8.61	
Income from Current Investments Received	137.44		153.51	
Income from Long Term Investments Received	18.68		17.81	
Dividend Received from Associates	1.61		1.60	
Interest Received	154.17		72.81	
Refund of Deposits towards Property Options	–		49.00	
Loans Given	(0.17)		–	
Loans Realised	2.24		7.96	
Purchase of Interest in a Subsidiary	–		(65.57)	
Proceeds from Liquidation of Associate	–		0.32	
Sale of Interest in Joint Venture	66.47		31.32	
NET CASH USED IN INVESTING ACTIVITIES		**(3346.35)**		**(1383.09)**
C. Cash Flow from Financing Activities				
Proceeds from issue of Share Capital	720.73		44.75	
Proceeds from Long Term Borrowings	2.21		1.10	
Repayments of Long Term Borrowings	(10.06)		(9.06)	
Net decrease in Cash/Export Credit Facilities and other Short Term Loans	(68.05)		(30.29)	
Interest Paid	(34.26)		(21.59)	
Net increase in Statutory Restricted Accounts balances	5.94		4.19	
Dividends Paid	(1448.69)		(1342.93)	
Income Tax on Dividends Paid	(237.95)		(231.23)	
NET CASH USED IN FINANCING ACTIVITIES		**(1070.13)**		**(1585.06)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**26.56**		**530.30**
OPENING CASH AND CASH EQUIVALENTS		**1278.44**		**741.55**
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY [See Note 4 below]		**–**		**6.59**
CLOSING CASH AND CASH EQUIVALENTS		**1305.00**		**1278.44**

Notes :

1. The above Cash Flow Statement has been prepared under the "Indirect Method" as set out in Accounting Standard – 3 Cash Flow Statements.
2. **CASH AND CASH EQUIVALENTS :**

	2010	2009
Cash and Cash Equivalents as above	1305.00	1278.44
Balances in Statutory Restricted Accounts	43.35	37.41
Unrealised Gain on Foreign Currency Cash and Cash Equivalents	0.23	1.08
Cash and Bank Balances (Schedule 10)	1348.58	1316.93

3. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.

	2010	2009
Cash paid [including Rs. Nil (2009 - Rs. 38.84 Crores) during the year as per scheme of repayment]	–	38.84
	–	38.84
Balance Payable	–	–

4. Cash & Cash Equivalents include Rs. Nil (2009 – Rs. 6.59 Crores of Pyxis Solutions, LLC) acquired consequent to it becoming a subsidiary of ITC Limited and is included in the closing Cash and Cash Equivalents.

In terms of our report of even date
For DELOITTE HASKINS & SELLS
Chartered Accountants

P. R. RAMESH
Partner

Kolkata, 21st May, 2010

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

Schedules to the Consolidated Accounts

(Figures for the previous year have been rearranged to conform with the revised presentation)	**As at 31st March, 2010 (Rs. in Crores)**	As at 31st March, 2009 (Rs. in Crores)
1. Capital		
Authorised		
5,00,00,00,000 Ordinary Shares of Re.1.00 each (2009 - 5,00,00,00,000 Ordinary Shares of Re.1.00 each)	500.00	500.00
Issued & Subscribed		
3,81,81,76,790 Ordinary Shares of Re.1.00 each, fully paid (2009 - 3,77,43,99,560 Ordinary Shares of Re.1.00 each, fully paid)	381.82	377.44

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares –

3,79,00,000 in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

B) Under Employee Stock Option Schemes the Company has granted (net of Options lapsed*) :

a) 10,74,422 (2009 – 10,88,158) Options in 2004-05 (including 2,85,987 Bonus Options allocated on unvested Options), of which 10,74,422 vested Options have been exercised.

b) 13,77,495 (2009 – 13,77,495) Options in 2005-06 (including 4,75,638 Bonus Options allocated on unvested Options), of which 13,60,568 vested Options have been exercised.

c) 51,64,746 (2009 – 52,31,345) Options in 2006-07, of which 29,06,596 vested Options have been exercised.

d) 47,82,423 (2009 – 48,80,337) Options in 2007-08, of which 5,51,282 vested Options have been exercised.

e) 53,22,009 (2009 – 54,96,032) Options in 2008-09, of which 1,12,642 vested Options have been exercised.

f) 42,94,210 Options in 2009-10, of which no Option has been exercised.

Note:

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re. 1.00 each.

* Includes Options which were not exercised during the relevant Exercise Period.

Schedules to the Consolidated Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)
2. Reserves and Surplus				
Capital Reserve on Consolidation				
At commencement of the year	127.93		127.89	
Add: Consequent to change in Group's Interest	0.09	128.02	0.04	127.93
General Reserve				
At commencement of the year	11657.55		10151.54	
Less: Transfer to Capital Redemption Reserve	–		5.00	
Add: From Profit and Loss Account	406.89	12064.44	1511.01	11657.55
Securities Premium				
At commencement of the year	548.29		504.12	
Add: On Issue of Shares	716.35	1264.64	44.17	548.29
Capital Reserve		5.76		5.76
Capital Redemption Reserve				
At commencement of the year	5.22		0.22	
Add: Transfer from General Reserve	–	5.22	5.00	5.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	50.43		45.10	
Add: From Profit and Loss Account	8.39	58.82	5.33	50.43
Employees' Housing Reserve				
At commencement of the year	6.54		–	
Add: From Profit and Loss Account	5.34	11.88	6.54	6.54
Subsidy Reserve		0.23		0.23
Revaluation Reserve				
At commencement of the year	60.00		61.13	
Less: To Profit and Loss Account				
– Depreciation	0.78		1.10	
– Disposal of Fixed Assets	–	59.22	0.03	60.00
Contingency Reserve		363.05		363.05
Foreign Exchange Translation Reserve		20.21		18.90
Profit and Loss Account				
From Profit and Loss Account	77.10		781.38	
Add: Adjustment consequent to recognition of Deferred Tax Asset	–	77.10	4.33	785.71
Total		**14058.59**		**13629.61**
Share of Joint Ventures - Schedule 19 (i) (b) Revenue Reserves [includes General Reserve Rs. 1.39 Crores (2009 - Rs. 1.46 Crores)]		17.90		21.11
Grand Total		**14076.49**		**13650.72**

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
3. Secured Loans		
Loans from Banks		
Cash Credit Facilities *	–	18.04
Term Loans *	0.95	0.81
Total	**0.95**	**18.85**
Share of Joint Ventures - Schedule 19 (i) (b)	–	0.01
Grand Total	**0.95**	**18.86**

* Secured by hypothecation of certain fixed assets and current assets, both present and future.

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
4. Unsecured Loans		
Short Term Loans		
From Banks – Export Credit Facilities	–	50.00
Other Loans		
From Banks (Due within one year Rs. 9.78 Crores, 2009 – Rs. 9.54 Crores)	16.01	25.18
From Financial Institution (Due within one year Rs. 0.04 Crore, 2009 – Rs. Nil)	1.19	1.11
From Others		
Sales tax deferment loan (interest free) (Due within one year Rs. 0.80 Crore, 2009 – Rs. 0.52 Crore)	91.71	90.75
Others	0.91	0.77
Grand Total	**109.82**	**167.81**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
5. Deferred Tax - Net		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	932.88	870.46
On excise duty on closing stock	196.64	294.89
Other timing differences	1.85	0.53
	1131.37	**1165.88**
Deferred Tax Assets		
On fiscal allowances on fixed assets	0.38	1.16
On employees' separation and retirement etc.	38.72	24.74
On provision for doubtful debts/advances	12.86	8.78
On State and Central taxes etc.	285.33	258.16
On unabsorbed tax losses and depreciation *	5.59	11.77
Other timing differences	8.11	1.29
	350.99	**305.90**
Total	**780.38**	**859.98**
Share of Joint Ventures - Schedule 19 (i) (b)	0.19	0.62
Grand Total	**780.57**	**860.60**

* Set up based on future profit projections/plans and where applicable, past financial performance of individual subsidiaries.

100 Inspiring Years
1910-2010

Schedules to the Consolidated Accounts

6. Fixed Assets

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2010 (Rs. in Crores)	Net Book Value as at 31st March, 2010 (Rs. in Crores)
Goodwill on Consolidation	197.06	5.00	1.16	200.90	–	–	0.76	200.14
Trademarks & Goodwill	11.18	0.04	–	11.22	0.62	–	9.93	1.29
Know-how, Business and Commercial Rights	72.00	–	–	72.00	6.42	–	52.97	19.03
Land Freehold	907.42	58.41	4.86	960.97	–	–	1.68	959.29
Buildings Freehold	1947.41	436.43	11.25	2372.59	45.76	2.29	397.63	1974.96
Leasehold Properties	158.98	54.95	0.22	213.71	2.39	–	20.71	193.00
Licensed Properties - Building Improvement	49.88	3.10	0.21	52.77	7.10	0.47	23.58	29.19
Railway Sidings etc.	1.17	–	–	1.17	0.02	–	0.80	0.37
Plant & Machinery *	7109.49	818.84	57.25	7871.08	464.41	39.24	3054.17	4816.91
Capitalised Software	163.07	56.64	0.44	219.27	25.30	2.51	109.72	109.55
Computers, Servers and Other I.T. Equipments	401.24	38.90	30.09	410.05	48.88	25.03	261.11	148.94
Furniture & Fittings	421.56	98.02	6.87	512.71	35.73	2.68	249.08	263.63
Motor Vehicles etc.	72.94	11.35	7.82	76.47	6.82	3.73	22.07	54.40
	11513.40	**1581.68**	**120.17**	**12974.91**	**643.45**	**75.95**	**4204.21**	**8770.70**
Capital Work-in-Progress	1243.09	1304.95	1524.59	1023.45	–	–	–	1023.45
Total (a)	**12756.49**	**2886.63**	**1644.76**	**13998.36**	**643.45**	**75.95**	**4204.21**	**9794.15**
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	37.20	1.62	20.99	17.83	1.23	17.81	8.58	9.25
Capital Work-in-Progress	0.03	1.54	1.44	0.13	–	–	–	0.13
Total (b)	**37.23**	**3.16**	**22.43**	**17.96**	**1.23**	**17.81**	**8.58**	**9.38**
Total (a) + (b)	**12793.72**	**2889.79**	**1667.19**	**14016.32**	**644.68**	**93.76**	**4212.79**	**9803.53**
Provision for assets given on lease								5.93
Grand Total								**9797.60**
Previous Year	10976.02	3544.28	1726.58	12793.72	581.96	68.47	3661.85	9131.87
Provision for assets given on lease								6.12
Grand Total								**9125.75**

@ Original Cost / Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited, as at 31st March, 1987 in respect of Surya Nepal Private Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of (a) Rs. 17.29 Crores (2009 - Rs. 17.29 Crores) in respect of land at Bengaluru. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement (b) Rs. 8.92 Crores (2009 - Rs. 8.92 Crores) in respect of land at Mysore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 6 years time from the date of agreement.

Land Freehold includes certain lands at Munger which stood vested with the State of Bihar under the Bihar Land Reforms Act, 1950 for which compensation has not yet been determined.

Litigation seeking cancellation of lease of Wakf land in Bengaluru pertaining to ITC Windsor is pending before various forums including the Hon'ble High Court of Karnataka. In the opinion of the management based upon legal advice, the Company's title to the property is tenable.

Buildings Freehold include Rs. 670.07 Crores (2009 - Rs. 561.75 Crores), aggregate cost of building on leasehold land situated at various locations.

"Trademarks & Goodwill" includes purchased Trademark amounting to Rs. 6.33 Crores (2009 - Rs. 6.29 Crores) which are being amortised over 10 years.

Out of the total amount of "Know-how, Business and Commercial Rights" aggregating Rs. 60.36 Crores (2009 - Rs. 60.36 Crores) : -

– Rs. 47.34 Crores (2009 - Rs. 47.34 Crores) acquired in earlier years are being amortised over 10 years.

– Rs. 4.97 Crores (2009 - Rs. 4.97 Crores) acquired in earlier years are being amortised over 4 years.

– Rs. 8.05 Crores (2009 - Rs. 8.05 Crores) acquired in earlier years are being amortised over 5 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act, 1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. Nil (2009 - Rs. 0.94 Crore), are Rs. 1027.82 Crores (2009 - Rs. 773.04 Crores).

Depreciation for the year includes Rs. 0.78 Crore (2009 - Rs. 1.10 Crores) transferred from Revaluation Reserve in respect of revalued assets.

* Plant and Machinery includes Rs. 29.17 Crores (2009 - Rs. 32.75 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 19.63 Crores (2009 - Rs. 20.18 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted		Not Quoted		As at 31st March, 2009 (Rs. in Crores) Quoted		Not Quoted	
7. Investments								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.11.89 Crores)	21.87				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010	28.36	50.23			24.21	46.08		
Gujarat Hotels Limited								
17,33,907 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.1.16 Crores)	1.94				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010	5.45	7.39			4.81	6.75		
ATC Limited								
55,650 Equity Shares of Rs.100.00 each, fully paid								
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)			0.83				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			0.58	1.41			0.79	1.62
1,39,125 Equity Shares of Rs.100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			1.88				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			0.20	2.08			0.37	1.41
In Other Companies								
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs.10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				1.19				1.19
Bihar Hotels Limited								
8,00,000 Equity Shares of Rs. 2.00 each, fully paid				0.04				0.04
VST Industries Limited								
21,75,748 (2009 - 22,02,417) Equity Shares of Rs.10.00 each, fully paid (26,669 Equity Shares sold during the year)		36.15				36.58		
Agro Tech Foods Limited								
33,93,064 (2009 - 40,85,800) Equity Shares of Rs.10.00 each, fully paid (6,92,736 Equity Shares sold during the year)		44.61				53.73		
Hotel Leelaventure Limited								
3,20,23,542 (2009 - 1,41,42,900) Equity Shares of Rs. 2.00 each, fully paid (1,81,13,124 shares acquired and 2,32,482 shares sold during the year)		100.82				31.18		
EIH Limited								
5,88,64,763 Equity Shares of Rs. 2.00 each, fully paid		215.70				215.70		
Ballarpur Industries Limited								
Nil (2009 - 23,00,229) Equity Shares of Rs.10.00 each, fully paid (23,00,229 Equity Shares sold during the year)		–				5.58		
B. SUBSIDIARY COMPANIES								
ITC Global Holdings Pte. Limited (in liquidation)								
89,99,645 Ordinary Shares of US $1.00 each, fully paid *				25.58				25.58
Carried over		454.90		30.30		395.60		29.84

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores)				As at 31st March, 2009 (Rs. in Crores)			
		Quoted		Not Quoted		Quoted		Not Quoted
7. Investments (Contd.)								
Brought forward		454.90		30.30		395.60		29.84
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES								
Government Securities (cost Rs.78,000.00)				0.01				0.01
Government Securities - National Savings Certificates				...				...
National Savings Certificates fully paid (Deposited with Government Authorities)				...				...
Kisan Vikas Patra fully paid (Deposited with Government Authorities)				...				...
National Savings Certificates pledged at Mandi Samiti Cost - Rs. 28,000.00 (2009 - Rs. 23,000.00)				...				...
D. OTHER INVESTMENTS								
In Associates								
Russell Investments Limited								
42,75,435 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)			4.27				4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			3.90	8.17			3.76	8.03
Classic Infrastructure and Development Limited								
54,00,000 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 7.78 Crores)			10.40				10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			0.41	10.81			0.37	10.77
Divya Management Limited								
41,82,915 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.1.09 Crores)			6.93				6.93	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			0.06	6.99			0.04	6.97
Antrang Finance Limited								
43,24,634 Equity Shares of Rs.10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs.0.10 Crore)			4.40				4.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2010			0.04	4.44			0.02	4.42
In Other Companies								
Hill Properties Limited 3 Class 'A' Shares of Rs.1,20,000.00 each, Rs.1,18,000.00 per share paid				0.04				0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs.10.00 each, fully paid (cost Rs. 43,000.00)				...				...
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs.10.00 each, fully paid				2.32				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Atur Park Co-operative Housing Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Lotus Court Private Limited 2 Class 'G' Shares of Rs. 48,000.00 each, fully paid				2.34				2.34
Adyar Property Holding Co. Limited 311 Equity Shares of Rs. 100.00 each, partly paid				43.86				43.86
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs.10,000.00)				...				...
Woodlands Hospital & Medical Research Centre Limited								
1/2 % Registered Debentures, fully paid (cost Rs.15,200.00)				...				...
5 % Registered Debentures, fully paid				0.01				0.01
Carried over		454.90		109.29		395.60		108.61

Schedules to the Consolidated Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)					
OTHER INVESTMENTS (Contd.)	Brought forward	454.90	109.29	395.60	108.61
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid		0.05		0.05	
Government Securities 5% Bikash Rinpatra, 2071			5.27		5.27
6.5 % Bikash Rinpatra, 2075			1.60		1.60
Mirage Advertising and Marketing Limited 12,488 Equity Shares of Rs.10.00 each, fully paid *			0.01		0.01
Bilaspur Cane Development Corporation Limited 100 Equity Shares of Rs.10.00 each, fully paid (cost Rs. 1,000.00)			...		...
Prime Golf Ranking Private Limited 150 Equity Shares of Re.1.00 each, fully paid (cost Rs.150.00)			...		...
Gilt Facilities India Private Limited 545 Redeemable Preference Shares (0.5%) of Rs.1,00,000.00 each, fully paid *			5.45		5.45
Total Long Term Investments		**454.95**	**121.62**	**395.65**	**120.94**
Current					
OTHER INVESTMENTS					
Unit Trust of India 6.60% US-64 Tax Free Bonds Nil (2009 - 1,69,17,554) Bonds of Rs.100.00 each, fully paid (1,69,17,554 Bonds sold during the year)			–		168.13
Indian Railway Finance Corporation Limited 10,000 (2009 - Nil) 6.30% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (10,000 Bonds purchased during the year)			100.00		–
IIFCL 6.85% 2014 Tax Free Bonds (22/01/2014) 31,510 (2009 - 17,000) 6.85% Tax Free Bonds of Rs.1,00,000.00 each, fully paid (14,510 Bonds acquired during the year)			316.13		169.76
6.85% 2014 Tax Free Bonds (20/03/2014) 3,000 6.85% Tax Free Bonds of Rs.1,00,000.00 each, fully paid			30.00		30.00
ICICI Bank Limited 310 (2009 - 350) Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs.1,00,00,000.00 each, fully paid (40 Preference Shares were sold during the year)			107.95		133.48
National Housing Bank 2018 (24/12/2018) 1,03,785 (2009 - Nil) Zero Coupon Bonds of Rs.10,000.00 each, fully paid (1,03,785 Bonds acquired during the year)			51.41		–
NABARD NABARD Bhavishya Nirman Bond 2017 (01/08/2017) 4,100 (2009 - Nil) Zero Coupon Bonds 2017 of Rs. 20,000.00 each, fully paid (4,100 Bonds acquired during the year)			4.50		–
NABARD Bhavishya Nirman Bond 2019 (01/01/2019) 1,41,270 (2009 - Nil) Zero Coupon Bonds 2019 of Rs. 20,000.00 each, fully paid (1,41,270 Bonds acquired during the year)			139.44		–
AIG Fixed Maturity Plan 1 Series 1 Institutional Growth Nil (2009 - 20,000) Units of Rs.1,000.00 each (20,000 Units sold during the year)			–		2.00
	Carried over		749.43		503.37

Schedules to the Consolidated Accounts

7. Investments (Contd.)

Current

	As at 31st March, 2010 (Rs. in Crores) Quoted	As at 31st March, 2010 (Rs. in Crores) Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	As at 31st March, 2009 (Rs. in Crores) Not Quoted
OTHER INVESTMENTS (Contd.) Brought forward		749.43		503.37
AIG India Treasury Fund Super Institutional Daily Dividend Nil (2009 - 5,42,38,414) Units of Rs.10.00 each (30,77,25,777 Units purchased and 36,19,64,191 Units sold during the year)		–		54.30
AIG Short Term Fund - Institutional Weekly Dividend 40,667 (2009 - Nil) Units of Rs.1,000.00 each (40,667 Units purchased during the year)		4.07		–
Birla Sun Life Savings Fund Instl - Growth 2,95,80,832 (2009 - Nil) Units of Rs.10.00 each (2,95,80,832 Units purchased during the year)		50.01		–
Birla Sun Life Short Term Opportunities Fund - Instl - Weekly Dividend 14,77,08,515 (2009 - Nil) Units of Rs.10.00 each (14,77,08,515 Units purchased during the year)		147.74		–
Birla Sun Life Dynamic Bond Fund - Retail Plan - Monthly Dividend Nil (2009 - 11,51,16,780) Units of Rs.10.00 each (9,94,96,219 Units purchased and 21,46,12,999 Units sold during the year)		–		118.35
BSL Interval Income Fund - Instl - Quarterly - Series 1 - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
BSL Interval Income Fund - Instl - Quarterly - Series 2 - Dividend Payout 5,00,04,027 (2009 - Nil) Units of Rs.10.00 each (5,00,04,027 Units purchased during the year)		50.00		–
Canara Robeco FMP - Series 5-13 months (Plan A) Dividend Payout 2,00,00,000 (2009 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
Canara Robeco Interval Series 2 - Quarterly Plan 2 - Inst Dividend Fund 5,80,00,000 (2009 - Nil) Units of Rs.10.00 each (5,80,00,000 Units purchased during the year)		58.00		–
Canara Robeco Treasury Advantage Fund - Daily Dividend Reinvest 1,74,96,859 (2009 - Nil) Units of Rs.10.00 each (1,74,96,859 Units purchased during the year)		17.12		–
Canara Robeco Treasury Advantage Super Instl Daily Div Reinv Fund 18,38,09,866 (2009 - Nil) Units of Rs.10.00 each (40,89,75,511 Units purchased and 22,51,65,645 Units sold during the year)		228.05		–
Canara Robeco Liquid Fund - Institutional - Growth Nil (2009 - 2,39,78,529) Units of Rs.10.00 each (2,39,78,529 Units sold during the year)		–		30.00
DSP Black Rock FMP 13M Series 3 - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
DSP Black Rock FMP - 13M - Series 2 - Dividend 4,50,00,000 (2009 - Nil) Units of Rs.10.00 each (4,50,00,000 Units purchased during the year)		45.00		–
DSP Black Rock FMP - 12M Series 2 - Institutional Growth Nil (2009 - 3,00,00,000) Units of Rs.10.00 each (3,00,00,000 Units sold during the year)		–		30.00
Carried over		1444.42		736.02

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward		1444.42		736.02
DSP Black Rock Fixed Maturity Plan - 12M - Series 3 - Regular Growth Nil (2009 - 50,000) Units of Rs.10.00 each (50,000 Units sold during the year)		–		0.05
DWS Fixed Term Fund - Series - 41 - Institutional Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
DWS Fixed Term Fund - Series - 52 - Institutional Dividend Nil (2009 - 1,30,00,000) Units of Rs.10.00 each (1,30,00,000 Units sold during the year)		–		13.00
DWS Fixed Term Fund Series 67 - Dividend Plan - Payout 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
DWS Treasury Fund Investment Institutional Plan - Growth 2,00,00,000 (2009 - Nil) Units of Rs.10.00 each (2,00,00,000 Units purchased during the year)		20.00		–
DWS Ultra Short Term Fund - Institutional Daily Dividend - Reinvest 7,81,26,226 (2009 - Nil) Units of Rs.10.00 each (68,01,93,623 Units purchased and 60,20,67,397 Units sold during the year)		78.27		–
DWS Ultra Short Term Fund - Institutional Growth 4,77,20,852 (2009 - Nil) Units of Rs.10.00 each (4,77,20,852 Units purchased during the year)		50.00		–
Fidelity Fixed Maturity Plan - Series 1 - Plan B - Retail Growth Nil (2009 - 2,50,000) Units of Rs.10.00 each (2,50,000 Units sold during the year)		–		0.25
Fidelity Ultra Short Term Debt Fund Super Institutional - Daily Dividend 10,20,44,061 (2009 - Nil) Units of Rs.10.00 each (1,84,31,34,480 Units purchased and 1,74,10,90,419 Units sold during the year)		102.07		–
Fortis FTP Ser 13 Plan A Inst. Growth Nil (2009 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)		–		20.00
Fortis Money Plus - Institutional Plan - Daily Dividend Nil (2009 - 14,02,21,224) Units of Rs.10.00 each (5,67,21,060 Units purchased and 19,69,42,284 Units sold during the year)		–		140.26
Fortis Money Plus Institutional Growth 7,79,69,070 (2009 - 2,50,72,558) Units of Rs.10.00 each (5,28,96,512 Units purchased during the year)		105.00		33.00
Fortis Money Plus Regular Plan - Daily Dividend 3,85,798 (2009 - 3,70,225) Units of Rs.10.00 each (15,573 Units purchased during the year)		0.39		0.37
HDFC Cash Management Fund - Savings Plan Daily Dividend Nil (2009 - 61,51,482) Units of Rs.10.00 each (61,51,482 Units sold during the year)		–		6.54
HDFC FMP 181D October 2008 (VIII)(1) - Wholesale Plan Dividend Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)		–		10.00
HDFC High Interest Fund - Short Term Plan - Dividend Nil (2009 - 4,23,49,465) Units of Rs.10.00 each (7,57,01,850 Units purchased and 11,80,51,315 Units sold during the year)		–		44.91
Carried over		1825.15		1014.40

Schedules to the Consolidated Accounts

		As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward		1825.15		1014.40
HDFC Short Term Plan - Dividend Nil (2009 - 3,87,44,777) Units of Rs.10.00 each (17,81,50,583 Units purchased and 21,68,95,360 Units sold during the year)			–		40.07
ICICI Prudential Banking & PSU Debt Fund Daily Dividend 9,51,09,358 (2009 - Nil) Units of Rs.10.00 each (9,51,09,358 Units purchased during the year)			95.28		–
ICICI Prudential Institutional Short Term Plan - DR - Fortnightly Nil (2009 - 2,35,12,625) Units of Rs.10.00 each (12,12,92,028 Units purchased and 14,48,04,653 Units sold during the year)			–		28.16
ICICI Prudential Flexible Income Plan Premium - Growth 30,18,545 (2009 - Nil) Units of Rs.100.00 each (30,18,545 Units purchased during the year)			50.00		–
ICICI Prudential FMP Series 51 - 1 Year Plan B - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 51 - 13 Months Plan C - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 51 - 14 Months Plan D - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
ICICI Prudential FMP Series 49 - 1 Year Plan B Institutional Growth 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00			–
ICICI Prudential Liquid Super Institutional Plan - Div - Daily Nil (2009 - 4,99,99,821) Units of Rs.100.00 each (2009 - Rs.10.00 each) (1,35,46,17,076 Units purchased and 1,40,46,16,897 Units sold during the year)			–		50.00
ICICI Prudential FMP Series 41 - Fourteen Months Plan Institutional Cumulative Nil (2009 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)			–		15.00
ICICI Prudential FMP Series 41 - Fifteen Months Plan Institutional Growth Nil (2009 - 20,00,000) Units of Rs.10.00 each (20,00,000 Units sold during the year)			–		2.00
ICICI Prudential Liquid Plan Institutional Plus - Daily Dividend Option Nil (2009 - 33,808) Units of Rs.10.00 each (33,808 Units sold during the year)			–		0.04
IDFC Cash Fund - Super Inst Plan C - Daily Dividend Nil (2009 - 24,99,754) Units of Rs.10.00 each (1,29,37,74,835 Units purchased and 1,29,62,74,589 Units sold during the year)			–		2.50
IDFC - FMP - Thirteen Months Series 1 - Plan B - Growth 2,50,00,000 (2009 - 2,50,00,000) Units of Rs.10.00 each		25.00			25.00
IDFC Fixed Maturity Plan - Yearly - Series 24 - Plan B - Growth Nil (2009 - 2,00,00,000) Units of Rs.10.00 each (2,00,00,000 Units sold during the year)			–		20.00
	Carried over	55.00	2045.43		1197.17

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward	55.00	2045.43		1197.17
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Daily Div 14,84,84,394 (2009 - 3,33,22,532) Units of Rs.10.00 each (35,17,78,630 Units purchased and 23,66,16,768 Units sold during the year)		148.71		33.38
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Growth 6,30,49,022 (2009 - Nil) Units of Rs.10.00 each (6,30,49,022 Units purchased during the year)		89.00		–
IDFC Money Manager Fund -Treasury Plan - Inst Plan B - Growth 2,31,51,036 (2009 - Nil) Units of Rs.10.00 each (2,31,51,036 Units purchased during the year)		33.00		–
JM Money Manager Fund Super Plus Plan - Daily Dividend 24,79,26,101 (2009 - Nil) Units of Rs.10.00 each (1,88,97,06,136 Units purchased and 1,64,17,80,035 Units sold during the year)		248.06		–
JP Morgan India Treasury Fund - Super Inst. Daily Div Plan - Reinvest Nil (2009 - 2,61,39,824) Units of Rs. 10.00 each (72,11,48,337 Units purchased and 74,72,88,161 Units sold during the year)		–		26.16
JP Morgan India Treasury Fund - Super Inst. Growth Plan 8,57,67,854 (2009 - 2,89,53,464) Units of Rs.10.00 each (5,68,14,390 Units purchased during the year)		100.00		33.00
JP Morgan India Liquid Plus Fund - Retail - Daily Dividend - Plan Reinvested 3,17,180 (2009 - 3,05,154) Units of Rs.10.00 each (12,026 Units purchased during the year)		0.32		0.31
Kotak Flexi Debt Scheme - Institutional - Daily Dividend Nil (2009 - 94,56,469) Units of Rs.10.00 each (12,616 Units purchased and 94,69,085 Units sold during the year)		–		9.50
Kotak Floater Long Term - Daily Dividend Reinvest 1,20,25,893 (2009 - Nil) Units of Rs.10.00 each (1,20,25,893 Units purchased during the year)		12.12		–
Kotak Floater Long Term - Growth 10,45,70,180 (2009 - Nil) Units of Rs.10.00 each (10,45,70,180 Units purchased during the year)		150.00		–
Kotak FMP 12M Series 7 - Institutional - Growth Nil (2009 - 10,00,000) Units of Rs.10.00 each (10,00,000 Units sold during the year)		–		1.00
Kotak FMP 13M Series 5 - Growth 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each	10.00			10.00
Kotak FMP 370 Days Series 1 - Growth 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)	30.00			–
Kotak FMP 370 Days Series 3 Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Kotak Quarterly Interval Plan Series 2 - Dividend Nil (2009 - 2,50,00,000) Units of Rs.10.00 each (2,50,00,000 Units sold during the year)		–		25.00
Carried over	95.00	2876.64		1335.52

Schedules to the Consolidated Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	95.00	2876.64		1335.52
Kotak Quarterly Interval Plan Series 6 - Dividend 9,84,25,864 (2009 - Nil) Units of Rs.10.00 each (9,84,25,864 Units purchased during the year)			98.43		–
LICMF Income Plus Fund - Daily Dividend Plan 3,92,85,987 (2009 - 5,00,67,287) Units of Rs.10.00 each (41,50,35,447 Units purchased and 42,58,16,747 Units sold during the year)			42.98		50.07
LICMF Income Plus Fund - Growth Plan 12,39,89,966 (2009 - Nil) Units of Rs.10.00 each (12,39,89,966 Units purchased during the year)			150.02		–
LICMF Interval Fund Quarterly Plan Series 2 - Quarterly Dividend Plan 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
LICMF Liquid Plan - Dividend Re-investment Plan 1,47,06,548 (2009 - Nil) Units of Rs.10.00 each (1,47,06,548 Units purchased during the year)			16.15		–
L&T Fixed Maturity Plan Series -12 - Plan 15 M - March 10 - I Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Fixed Maturity Plan Series 12 - Plan 91 D March 10 - I - Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Fixed Maturity Plan Series 12 - Plan 91 D - March 10 - II - Dividend (Payout) 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
L&T Freedom Income STP Inst - Daily Dividend Re-investment Plan (Formerly DBS Chola Freedom Income STP Institutional Daily Dividend Re-investment Plan) Nil (2009 - 98,48,498) Units of Rs.10.00 each (70,24,66,853 Units purchased and 71,23,15,351 Units sold during the year)			–		10.00
Principal Pnb Fixed Maturity Plan 385 Days - Series XI Mar 09 - Institutional Growth Plan 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
Reliance Fixed Horizon Fund - XII - Series 3 Super Institutional Plan - Growth 2,50,00,000 (2009 - 2,50,00,000) Units of Rs.10.00 each		25.00			25.00
Reliance Fixed Horizon Fund - XIII - Series 1 - Growth Plan 4,00,00,000 (2009 - Nil) Units of Rs.10.00 each (4,00,00,000 Units purchased during the year)		40.00			–
Reliance Fixed Horizon Fund - XIII - Series 2 - Growth Plan 3,00,00,000 (2009 - Nil) Units of Rs.10.00 each (3,00,00,000 Units purchased during the year)		30.00			–
Reliance Fixed Horizon Fund - XIII - Series 6 - Growth Plan 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)		15.00			–
	Carried over	215.00	3254.22		1430.59

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward	215.00	3254.22		1430.59
Reliance Quarterly Interval Fund - Series III - Institutional Dividend Plan 4,99,84,005 (2009 - Nil) Units of Rs.10.00 each (4,99,84,005 Units purchased during the year)		50.00		–
Reliance Money Manager Fund - Institutional Option - Daily Dividend Plan 1,09,887 (2009 - Nil) Units of Rs.1,000.00 each (45,18,939 Units purchased and 44,09,052 Units sold during the year)		11.00		–
Reliance Money Manager Fund - Institutional Option - Growth Plan 6,30,271 (2009 - Nil) Units of Rs.1,000.00 each (6,30,271 Units purchased during the year)		77.00		–
Reliance Monthly Interval Fund Series II Institutional Dividend Plan 2,49,90,753 (2009 - Nil) Units of Rs.10.00 each (2,49,90,753 Units purchased during the year)		25.00		–
Reliance Quarterly Interval Fund Series II Institutional Dividend Plan 2,47,76,435 (2009 - Nil) Units of Rs.10.00 each (2,47,76,435 Units purchased during the year)		24.78		–
Reliance Short Term Fund - Retail Plan - Dividend Plan Nil (2009 - 5,64,06,746) Units of Rs.10.00 each (15,77,30,367 Units purchased and 21,41,37,113 Units sold during the year)		–		60.01
Religare Active Income Fund - Institutional - Monthly Dividend 3,01,13,110 (2009 - Nil) Units of Rs.10.00 each (3,01,13,110 Units purchased during the year)		30.12		–
Religare Fixed Maturity Plan - Series - II Plan B (15 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare Fixed Maturity Plan - Series - II Plan C (15 Months) - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00		–
Religare Fixed Maturity Plan - Series - II Plan F (13 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare Fixed Maturity Plan - Series - II Plan A (13 Months) - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
Religare FMP - 14 Months - Series II Institutional Growth Nil (2009 - 1,50,00,000) Units of Rs.10.00 each (1,50,00,000 Units sold during the year)		–		15.00
Religare Liquid Fund - Super Institutional - Daily Dividend Nil (2009 - 2,49,91,253) Units of Rs.10.00 each (1,18,26,79,213 Units purchased and 1,20,76,70,466 Units sold during the year)		–		25.00
Religare Short Term Plan - Institutional Daily Dividend Nil (2009 - 5,98,12,176) Units of Rs.10.00 each (2,48,703 Units purchased and 6,00,60,879 Units sold during the year)		–		60.08
Religare Ultra Short Term Fund - Institutional Growth 4,08,17,993 (2009 - Nil) Units of Rs. 10.00 each (4,08,17,993 Units purchased during the year)		50.00		–
Carried over	215.00	3697.12		1590.68

Schedules to the Consolidated Accounts

		As at 31st March, 2010 (Rs. in Crores)		As at 31st March, 2009 (Rs. in Crores)	
		Quoted	**Not Quoted**	Quoted	Not Quoted
7. Investments (Contd.)					
Current					
OTHER INVESTMENTS (Contd.)	Brought forward	215.00	3697.12		1590.68
Religare Yearly FMP Series I - Plan A (375 Days) - Institutional Growth 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
SBI Debt Fund Series - 180 Days - 9 - Dividend 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)			25.00		–
SBI Magnum Insta Cash Fund - Daily Dividend Option Nil (2009 - 3,58,26,498) Units of Rs.10.00 each (94,79,02,906 Units purchased and 98,37,29,404 Units sold during the year)			–		60.01
SBI Premier Liquid Fund - Super Institutional - Daily Dividend Nil (2009 - 7,05,51,276) Units of Rs.10.00 each (61,13,27,101 Units purchased and 68,18,78,377 Units sold during the year)			–		70.78
SBI Debt Fund Series - 15 Months - 5 - Dividend 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)			50.00		–
SBNPP FTP 367 Days Series 8 Super Inst- Gr 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each		10.00			10.00
SBNPP FTP 367 Days Series P - Growth 2,00,01,600 (2009 - Nil) Units of Rs.10.00 each (2,00,01,600 Units purchased during the year)		20.00			–
TATA Fixed Income Portfolio Fund Scheme C3 Inst Monthly 1,50,55,298 (2009 - Nil) Units of Rs.10.00 each (1,50,55,298 Units purchased during the year)			15.05		–
TATA Fixed Income Portfolio Fund Scheme B3 Reg Quarterly 2,45,00,676 (2009 - Nil) Units of Rs.10.00 each (2,45,00,676 Units purchased during the year)			25.00		–
TATA Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)			–		10.00
TATA Fixed Maturity Plan Series 25 Scheme A Super High Invest Plan - Growth 2,50,00,000 (2009 - Nil) Units of Rs.10.00 each (2,50,00,000 Units purchased during the year)		25.00			–
TATA Floating Rate Short Term Inst. Plan - Daily Dividend Nil (2009 - 1,50,12,416) Units of Rs.10.00 each (32,260 Units purchased and 1,50,44,676 Units sold during the year)			–		15.04
TATA Fixed Maturity Plan Series 26 Scheme A - Quarterly Div 1,50,00,000 (2009 - Nil) Units of Rs.10.00 each (1,50,00,000 Units purchased during the year)			15.00		–
Templeton Fixed Horizon Fund - Series IX - Plan D - Growth Nil (2009 - 1,00,00,000) Units of Rs.10.00 each (1,00,00,000 Units sold during the year)			–		10.00
UTI Fixed Income Interval Fund - Monthly Interval Plan Series - I - Institutional Dividend Plan - Payout 4,99,91,002 (2009 - Nil) Units of Rs.10.00 each (4,99,91,002 Units purchased during the year)			50.00		–
	Carried over	280.00	3877.17		1776.51

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2009 (Rs. in Crores) Quoted	Not Quoted
7. Investments (Contd.)				
Current				
OTHER INVESTMENTS (Contd.) Brought forward	280.00	3877.17		1776.51
UTI Fixed Income Interval Fund - Series II - Quarterly Interval Plan V - Institutional Dividend Plan - Payout 10,00,01,765 (2009 - Nil) Units of Rs.10.00 each (10,00,01,765 Units purchased during the year)		100.00		–
UTI Fixed Income Interval Fund - Monthly Interval Plan - II - Institutional Dividend Plan - Re-investment 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
UTI Fixed Income Interval Fund - Series II - Quarterly Interval Plan VI - Institutional Dividend Plan - Payout 1,00,00,000 (2009 - Nil) Units of Rs.10.00 each (1,00,00,000 Units purchased during the year)		10.00		–
UTI Fixed Income Interval Fund - Quarterly Plan Series - III - Institutional Dividend Plan - Re-investment 5,00,00,000 (2009 - Nil) Units of Rs.10.00 each (5,00,00,000 Units purchased during the year)		50.00		–
UTI - Floating Rate Fund - Short Term Plan - Daily Dividend Plan - Re-investment Nil (2009 - 1,40,965) Units of Rs.1,000.00 each (7,92,156 Units purchased and 9,33,121 Units sold during the year)		–		14.25
UTI - Floating Rate Fund -Short Term Plan (Growth Option) 2,31,197 Units of Rs.1,000.00 each		33.00		33.00
UTI - Floating Rate Fund - Short Term Plan - Institutional Growth Option 2,48,309 (2009 - Nil) Units of Rs.1,000.00 each (2,48,309 Units purchased during the year)		25.00		–
UTI FMP Yearly Series (YFMP 03/09) Institutional Growth Plan 1,00,00,000 (2009 - 1,00,00,000) Units of Rs.10.00 each	10.00		10.00	
UTI Liquid Cash Plan Institutional - Daily Income Option - Re-investment Nil (2009 - 7,26,159) Units of Rs.1,000.00 each (1,67,98,029 Units purchased and 1,75,24,188 Units sold during the year)		–		74.03
UTI Treasury Advantage Fund - Institutional Plan (Daily Dividend Option) - Re-investment Nil (2009 - 10,01,056) Units of Rs.1,000.00 each (1,19,21,192 Units purchased and 1,29,22,248 Units sold during the year)		–		100.13
UTI Treasury Advantage Fund - Institutional Plan (Growth Option) 1,42,092 (2009 - Nil) Units of Rs.1,000.00 each (1,42,092 Units purchased during the year)		17.00		–
Total Current Investments (At lower of carrying cost and fair value)	**290.00**	**4162.17**		**2007.92**
Total of Quoted and Unquoted Investments		**5028.74**		**2524.51**
Less : Provision for Long Term Investments *		32.23		32.23
TOTAL OF INVESTMENTS		**4996.51**		**2492.28**
Share of Joint Ventures - Schedule 19 (i) (b)		3.97		14.79
Grand Total		**5000.48**		**2507.07**

Total Market Value of Quoted Investments: 2010 - Rs. 1436.77 Crores (2009 - Rs. 657.60 Crores); Total Value of Unquoted Investments: 2010 - Rs. 4287.76 Crores (2009 - Rs. 2143.65 Crores). Total Value of Quoted Investments: 2010 - Rs. 744.95 Crores (2009 - Rs. 395.65 Crores)

100 Inspiring Years
1910-2010

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
8. Inventories		
(At lower of cost and net realisable value)		
Stocks and Shares	372.30	12.38
Stores and Spare Parts	189.68	191.40
Raw Materials including Packing Materials	3102.37	2695.49
Intermediates - Tissue Paper and Paper Board	47.57	49.50
Stock in Process	81.79	77.75
Finished Goods	1286.27	1756.06
Total	**5079.98**	**4782.58**
Share of Joint Ventures - Schedule 19 (i) (b)	12.04	11.75
Grand Total	**5092.02**	**4794.33**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
9. Sundry Debtors		
Over 6 months old		
Good and Secured	4.41	2.84
Good and Unsecured	46.60	60.07
Doubtful and Unsecured	58.28	47.00
Other Debts		
Good and Secured	11.80	10.90
Good and Unsecured	960.84	738.11
Doubtful and Unsecured	0.25	1.06
	1082.18	**859.98**
Less : Provision for Doubtful Debts	58.53	48.06
	1023.65	**811.92**
Less : Deposits from normal Trade Debtors - Contra	16.21	13.74
Total	**1007.44**	**798.18**
Share of Joint Ventures - Schedule 19 (i) (b)	2.59	5.40
Grand Total	**1010.03**	**803.58**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
10. Cash and Bank Balances		
With Scheduled Banks		
On Current Accounts etc.	214.18	169.04
On Deposit Accounts	1082.03	1028.79
With Other Banks	38.86	102.88
Cheques on hand	9.40	11.34
Cash on hand	3.04	3.67
Total	**1347.51**	**1315.72**
Share of Joint Ventures - Schedule 19 (i) (b)	1.07	1.21
Grand Total	**1348.58**	**1316.93**

Rs. 0.05 Crore (2009 - Rs. 0.05 Crore) on deposit in Karachi - Blocked Account considered doubtful, fully provided.

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
11. Other Current Assets		
Good and Unsecured		
Deposits with Government, Public Bodies and Others @	296.55	217.70
Interest accrued on Loans, Advances etc.	1.53	2.07
Interest accrued on Investments	6.02	11.44
Fixed Assets held for sale (at lower of cost and estimated realisable value)	1.55	1.32
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	3.65	3.43
	309.30	**235.96**
Less : Provision for Doubtful Deposits	3.65	3.43
Total	**305.65**	**232.53**
Share of Joint Ventures - Schedule 19 (i) (b)	0.09	0.12
Grand Total	**305.74**	**232.65**

@ Includes Deposits with Director - Rs. 0.08 Crore (2009 - Rs. 0.08 Crore).
(The maximum indebtedness during the year was Rs. 0.08 Crore; 2009 - Rs. 0.08 Crore).

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
12. Loans and Advances		
Good and Secured		
Loans to Others	1.86	2.12
Advances to Others	61.56	75.97
Good and Unsecured		
Loans to Others *	45.88	47.86
Advances recoverable in cash or in kind or for value to be received **	481.00	515.06
Advances with Government and Public Bodies	385.23	412.32
Current Taxation (net of provisions)	263.30	301.42
Fringe Benefit Tax (net of provisions)	3.59	4.07
Doubtful and Unsecured		
Loans	3.80	3.63
Advances recoverable in cash or in kind or for value to be received	11.74	13.45
Advances with Government and Public Bodies	0.20	0.06
	1258.16	**1375.96**
Less : Provision for Doubtful Loans and Advances	15.74	17.14
Total	**1242.42**	**1358.82**
Share of Joint Ventures - Schedule 19 (i) (b) **	2.84	4.46
Grand Total	**1245.26**	**1363.28**

* Includes Loans to Directors and to Company Secretary - Rs. 0.39 Crore (2009 - Rs. 0.46 Crore).
(The maximum indebtedness during the year was Rs. 0.46 Crore; 2009 - Rs. 0.87 Crore).

** Includes Capital Advances of Rs. 265.50 Crores (2009 - Rs. 335.78 Crores).

Schedules to the Consolidated Accounts

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
13. Liabilities		
Acceptances	11.16	8.46
Sundry Creditors		
Total outstanding dues of micro enterprises and small enterprises	3.95	0.39
Total outstanding dues of creditors other than micro enterprises and small enterprises	3624.43	3131.55
Sundry Deposits	60.81	55.84
Unclaimed Dividend	43.35	37.41
Interest Accrued but not due on Loans & Deposits	0.12	0.63
	3743.82	**3234.28**
Less : Deposits from normal Trade Debtors - Contra	16.21	13.74
Total	**3727.61**	**3220.54**
Share of Joint Ventures - Schedule 19 (i) (b)	9.53	14.14
Grand Total	**3737.14**	**3234.68**

	As at 31st March, 2010 (Rs. in Crores)	As at 31st March, 2009 (Rs. in Crores)
14. Provisions		
Provision for Taxation (net of advance payment)	20.60	16.01
Provision for Retirement Benefits	93.83	53.70
Provision for Other Long Term Employee Benefits	19.72	–
Proposed Dividend	3818.18	1396.53
Income Tax on Proposed Dividend	634.15	237.34
Total	**4586.48**	**1703.58**
Share of Joint Ventures - Schedule 19 (i) (b)	0.27	0.26
Grand Total	**4586.75**	**1703.84**

Schedules to the Consolidated Accounts

			For the year ended 31st March, 2010 (Rs. in Crores)			
			For the year ended 31st March, 2010 (Rs. in Crores)		For the year ended 31st March, 2009 (Rs. in Crores)	
15. Other Income						
Profit on Sale of Stock in Trade - Net *				10.27		–
Miscellaneous Income				155.95		133.15
Doubtful Debts, Claims and Advances - previous years				0.29		0.01
Gain on Exchange - Net				49.13		0.71
Income / Dividend from Long Term Investments	– Trade		14.45		15.19	
	– Others		4.23	18.68	2.62	17.81
Income from Current Investments	– Others			139.14		152.42
Interest on Loans and Deposits etc.				132.44		62.48
Profit on Sale of Current Investments – Net				11.60		25.03
Profit on Sale of Long Term Investments				11.23		2.73
Profit on Disposal of Joint Venture				50.63		26.48
Liability no longer required Written Back				39.15		81.82
Excess of Cost of Current Investments over Fair Value, reversed (net)				–		7.71
Total				**618.51**		**510.35**
Share of Joint Ventures - Schedule 19 (i) (b)				0.38		1.53
Grand Total				**618.89**		**511.88**
* Profit / (Loss) on Sale of Stock in Trade (Stocks, Shares and Land) - Net						
Sales				1944.55		–
Less : Purchases				2294.20		–
				(349.65)		–
Increase / (Decrease) in Closing Stock in Trade				359.92		–
Profit / (Loss) on Stock in Trade				**10.27**		–

16. Raw Materials etc.

		2010			2009		
(a) Raw Materials including Packing Materials Consumed							
Opening Stock			2695.49			2803.66	
Purchases			6452.39			4987.99	
			9147.88			7791.65	
Less : Closing Stock			3102.37	6045.51		2695.49	5096.16
(b) Purchase of Finished Goods for Resale				825.98			1040.62
(c) (Increase) / Decrease in Finished Goods, Intermediates, Stock in Process							
Finished Goods							
Opening Stock		1756.06			1102.52		
Closing Stock		1286.27	469.79		1756.06	(653.54)	
Intermediates							
Opening Stock		49.50			50.65		
Closing Stock		47.57	1.93		49.50	1.15	
Stock in Process							
Opening Stock		77.75			63.45		
Closing Stock		81.79	(4.04)	467.68	77.75	(14.30)	(666.69)
				7339.17			**5470.09**
Less : Waste / Raw Material Sales				141.11			105.31
				7198.06			**5364.78**
Excise Duties on Increase / (Decrease) of Finished Goods				(272.91)			505.79
Total				**6925.15**			**5870.57**
Share of Joint Ventures - Schedule 19 (i) (b)				46.80			35.11
Grand Total				**6971.95**			**5905.68**

Schedules to the Consolidated Accounts

		For the year ended 31st March, 2010 (Rs. in Crores)		For the year ended 31st March, 2009 (Rs. in Crores)
17. Manufacturing, Selling etc. Expenses				
Employee Cost				
Salaries / Wages and Bonus	1208.92		1124.08	
Contribution to Provident and Other Funds	147.88		94.25	
Workmen and Staff Welfare Expenses	111.09		108.43	
	1467.89		1326.76	
Less : Recoveries	3.87	1464.02	3.99	1322.77
Power and Fuel		410.37		415.67
Consumption of Stores and Spare Parts		205.68		198.76
Contract Processing Charges		316.41		315.84
Rent		182.18		167.96
Rates and Taxes		250.48		213.70
Insurance		37.25		37.88
Repairs				
– Buildings		47.05		42.55
– Machinery		105.90		94.30
– Others		43.20		58.73
Maintenance and Upkeep		76.86		62.54
Outward Freight and Handling Charges		625.71		640.80
Warehousing Charges		31.34		42.89
Advertising / Sales Promotion		544.89		532.37
Market Research		51.21		43.92
Design and Product Development		30.84		66.01
Hotel Reservation / Marketing Expenses		25.60		30.07
Retail Accessories		160.45		104.82
Brokerage and Discount - Sales		9.02		7.57
Commission to Selling Agents		24.51		25.43
Doubtful and Bad Debts		14.95		8.67
Doubtful and Bad Advances, Loans and Deposits		3.24		1.10
Bank and Credit Card Charges		18.25		20.53
Information Technology Services		78.26		82.02
Travelling and Conveyance		178.75		196.83
Training and Development		18.98		20.35
Legal Expenses		21.36		22.63
Consultancy / Professional Fees		71.56		63.61
Postage, Telephone etc.		29.62		34.31
Printing and Stationery		14.03		10.18
Loss on Exchange - Net		–		37.12
Excess of Carrying Cost over Fair Value of Current Investments - Net		9.95		–
Interest Expenses				
– Fixed Period Loan	22.01		9.47	
– Others	51.53		19.57	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	20.16	53.38	10.35	18.69
Loss on Sale of Stock in Trade - Net *		–		0.40
Loss on Sale of Fixed Assets - Net		35.95		22.42
Loss on Sale of Stores - Net		6.96		1.09
Miscellaneous Expenses		764.51		674.95
		5962.72		**5639.48**
Deduct : Transfers to Fixed Assets		75.31		72.55
Total		**5887.41**		**5566.93**
Share of Joint Ventures - Schedule 19 (i) (b)		5.79		29.79
Grand Total		**5893.20**		**5596.72**

* Profit / (Loss) on Sale of Stock in Trade (Stocks, Shares and Land) - Net

	2010	2009
Sales	–	611.99
Less : Purchases	–	547.57
	–	**64.42**
Increase / (Decrease) in Closing Stock in Trade	–	(64.82)
Profit / (Loss) on Stock in Trade	–	**(0.40)**

Schedules to the Consolidated Accounts

	For the year ended 31st March, 2010 (Rs. in Crores)	For the year ended 31st March, 2009 (Rs. in Crores)
18. Provision for Taxation		
Income Tax for the year :		
Current Tax	2140.46	1290.76
Deferred Tax	(96.84)	306.29
Fringe Benefit Tax	–	28.63
	2043.62	**1625.68**
Less : Adjustments related to previous years - Net		
Current Tax	25.01	17.16
Deferred Tax	(14.65)	(15.00)
Fringe Benefit Tax	0.38	1.22
	10.74	**3.38**
Total	**2032.88**	**1622.30**
Share of Joint Ventures - Schedule 19 (i) (b)	2.05	3.08
Grand Total	**2034.93**	**1625.38**

19. Notes to the Accounts

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures" as notified by Companies (Accounting Standards) Rules, 2006.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these Consolidated Financial Statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2010**	Percentage of ownership interest as at 31st March, 2009
Srinivasa Resorts Limited	India	68	68
Fortune Park Hotels Limited	India	100	100
Bay Islands Hotels Limited	India	100	100
Surya Nepal Private Limited	Nepal	59	59
Landbase India Limited	India	100	100
BFIL Finance Limited	India	100	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	100	100
Russell Credit Limited	India	100	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	100	100
Wimco Limited (a 96.82% subsidiary of Russell Credit Limited)	India	96.82	96.82
Prag Agro Farm Limited (a 100% subsidiary of Wimco Limited)	India	96.82	96.82
Pavan Poplar Limited (a 100% subsidiary of Wimco Limited)	India	96.82	96.82

19. Notes to the Accounts (Contd.)

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2010**	Percentage of ownership interest as at 31st March, 2009
Technico Pty Limited (a 100% subsidiary of Russell Credit Limited)	Australia	100	100
Technico ISC Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100	100
Technico Technologies Inc. (a 100% subsidiary of Technico Pty Limited)	Canada	100	100
Technico Agri Sciences Limited (a 100% subsidiary of Technico Pty Limited)	India	100	100
Technico Asia Holdings Pty Limited (a 100% subsidiary of Technico Pty Limited)	Australia	100	100
Technico Horticultural (Kunming) Co. Limited (a 100% subsidiary of Technico Asia Holdings Pty Limited)	China	100	100
ITC Infotech India Limited	India	100	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	UK	100	100
ITC Infotech (USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	USA	100	100
Pyxis Solutions, LLC (a 100% subsidiary of ITC Infotech (USA), Inc.)	USA	100	100*
Wills Corporation Limited	India	100	100
Gold Flake Corporation Limited	India	100	100
King Maker Marketing, Inc.	USA	100	100

* Subsidiary of ITC Infotech (USA), Inc. with effect from 11.08.2008.

The subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) under liquidation and its subsidiaries –

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex SRL, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company Inc., USA and

BFIL Securities Limited (a subsidiary of BFIL Finance Limited), which is under voluntary winding up proceedings.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March.

19. Notes to the Accounts (Contd.)

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2010**	Percentage of ownership interest as at 31st March, 2009
Maharaja Heritage Resorts Limited	India	50	50
Sitel Operating Corporation India Limited	India	–	34
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	50	50

The Group's interests in jointly controlled operations :

Technico Technologies Inc., Canada has entered into a farming arrangement with Shamrock Seed Potato Farm Limited for production and sale of Early Generation seed potatoes. The participating share of Technico Technologies Inc., Canada is 33% (2009 – 27%).

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

(c) Investments in Associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2010**	Percentage of ownership interest as at 31st March, 2009
Gujarat Hotels Limited	India	45.78	45.78
International Travel House Limited	India	48.96	48.96
Russell Investments Limited	India	25.43	25.43
Divya Management Limited	India	33.33	33.33
Antrang Finance Limited	India	33.33	33.33
ATC Limited	India	47.05	47.05
Classic Infrastructure and Development Limited	India	42.35	42.35

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.61 Crores (2009 – Rs. 1.60 Crores) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

19. Notes to the Accounts (Contd.)

(e) The Group has adopted Accounting Standard 15 (AS 15) (revised 2005) on "Employee Benefits". These consolidated financial statements include the obligations as per requirement of this standard except for those subsidiaries which are incorporated outside India who have determined the valuation / provision for employee benefits as per requirements of their respective countries. In the opinion of the management, the impact of this deviation is not considered material.

Defined Benefit Plans / Long Term Compensated Absences – As per Actuarial Valuations as on March 31, 2010 and recognised in the financial statements in respect of Employee Benefit Schemes :

			For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)		
			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
			Funded		**Unfunded**	Funded		Unfunded
I		**Components of Employer Expense**						
	1	Current Service Cost	31.61	14.95	6.40	27.05	10.75	4.65
	2	Interest Cost	25.29	10.89	3.85	23.62	10.75	3.39
	3	Expected Return on Plan Assets	(27.95)	(13.96)	–	(26.31)	(12.89)	–
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Past Service Cost	–	–	–	–	–	–
	7	Actuarial Losses/(Gains)	40.97	6.96	6.22	8.34	0.29	4.80
	8	**Total expense recognised in the Statement of Profit & Loss Account**	**69.92**	**18.84**	**16.47**	**32.70**	**8.90**	**12.84**

The Pension and Gratuity Expenses have been recognised in "Contribution to Provident and Other Funds" and Leave Encashment in "Salaries/Wages and Bonus" under Schedule 17.

			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
II		**Actual Returns**	34.45	15.29	–	29.67	17.77	–
III		**Net Asset / (Liability) recognised in Balance Sheet**						
	1	Present Value of Defined Benefit Obligation	442.61	180.39	63.71	385.36	162.26	53.70
	2	Fair Value of Plan Assets	412.49	203.78	–	386.04	189.82	–
	3	Status [Surplus/(Deficit)]	(30.12)	23.39	(63.71)	0.68	27.56	(53.70)
	4	Unrecognised Past Service Cost	–	–	–	–	–	–
	5	**Net Asset/(Liability) recognised in Balance Sheet**	**(30.12)**	**23.39**	**(63.71)**	**0.68**	**27.56**	**(53.70)**
IV		**Change in Defined Benefit Obligations (DBO)**						
	1	Present Value of DBO at the Beginning of Period	385.36	162.26	53.70	351.82	150.60	46.94
	2	Current Service Cost	31.61	14.95	6.40	27.05	10.75	4.65
	3	Interest Cost	25.29	10.89	3.85	23.62	10.75	3.39
	4	Curtailment Cost/(Credit)	–	–	–	–	–	–
	5	Settlement Cost/(Credit)	–	–	–	–	–	–
	6	Plan Amendments	–	–	–	–	–	–
	7	Acquisitions	–	–	–	–	–	–
	8	Actuarial (Gains)/Losses	48.47	8.29	6.22	11.70	5.17	4.80
	9	Benefits Paid	(48.12)	(16.00)	(6.46)	(28.83)	(15.01)	(6.08)
	10	**Present Value of DBO at the End of Period**	**442.61**	**180.39**	**63.71**	**385.36**	**162.26**	**53.70**

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

			For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)		
			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment
V		**Change in Fair Value of Assets**						
	1	Plan Assets at the Beginning of Period	386.04	189.82	–	365.50	172.27	–
	2	Acquisition Adjustment	–	–	–	–	–	–
	3	Expected Return on Plan Assets	27.95	13.96	–	26.31	12.89	–
	4	Actuarial Gains/(Losses)	7.50	1.33	–	3.36	4.88	–
	5	Actual Company Contributions	39.12	14.67	–	19.70	14.79	–
	6	Benefits Paid	(48.12)	(16.00)	–	(28.83)	(15.01)	–
	7	**Plan Assets at the End of Period**	**412.49**	**203.78**	**–**	**386.04**	**189.82**	**–**
VI		**Actuarial Assumptions**						
	1	Discount Rate (%)	7.00	7.00 - 7.50	7.00 - 7.50	7.00	7.00	7.00
	2	Expected Return on Plan Assets (%)	7.00	7.00 - 9.00	–	7.00	7.00 - 9.00	–

The estimates of future salary increases, considered in actuarial valuations take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

			As at 31st March, 2010	As at 31st March, 2009
VII		**Major Category of Plan Assets as a % of the Total Plan Assets**		
	1	Government Securities/Special Deposit with RBI	26%	32%
	2	High Quality Corporate Bonds	26%	26%
	3	Insurance Companies*	43%	39%
	4	Mutual Funds	3%	1%
	5	Cash and Cash Equivalents	2%	2%

* In the absence of detailed information regarding plan assets which is funded with Insurance Companies, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

VIII Basis used to determine the Expected Rate of Return on Plan Assets

The expected rate of return on plan assets is based on the current portfolio of assets, investment strategy and market scenario. In order to protect the capital and optimise returns within acceptable risk parameters, the plan assets are well diversified.

			For the year ended 31st March, 2010 (Rs. in Crores)			For the year ended 31st March, 2009 (Rs. in Crores)			For the year ended 31st March, 2008 (Rs. in Crores)			For the year ended 31st March, 2007 (Rs. in Crores)		
			Pension	**Gratuity**	**Leave Encashment**	Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment	Pension	Gratuity	Leave Encashment
IX		**Net Asset/(Liability) recognised in Balance Sheet (including experience adjustment impact)**												
	1	Present Value of Defined Benefit Obligation	442.61	180.39	63.71	385.36	162.26	53.70	351.82	150.60	46.94	320.53	139.61	38.46
	2	Fair Value of Plan Assets	412.49	203.78	–	386.04	189.82	–	365.50	172.27	–	311.77	154.88	–
	3	Status [Surplus/(Deficit)]	(30.12)	23.39	(63.71)	0.68	27.56	(53.70)	13.68	21.67	(46.94)	(8.76)	15.27	(38.46)
	4	Experience Adjustment of Plan Assets [Gain/(Loss)]	7.50	1.28	–	1.60	3.93	–	2.94	(0.75)	–	–	–	–
	5	Experience Adjustment of Obligation [(Gain)/Loss]	(13.79)	1.82	3.57	(16.25)	(0.05)	3.40	(19.17)	0.05	2.94	–	–	–

Amounts towards Defined Contribution Plans have been recognised under "Contribution to Provident and Other Funds" in Schedule 17.

19. Notes to the Accounts (Contd.)

(ii) (a) Claims against the Group not acknowledged as debts Rs. 315.14 Crores (2009 - Rs. 313.67 Crores). These comprise :

- Excise Duty, Sales Taxes and other Indirect Taxes claims disputed by the Group relating to issues of applicability and classification aggregating Rs. 199.10 Crores (2009 - Rs. 211.24 Crores).
- Local Authority Taxes / Cess / Royalty on property, utilities, etc. claims disputed by the Group relating to issues of applicability and determination aggregating Rs. 36.97 Crores (2009 - Rs. 41.91 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 33.07 Crores (2009 - Rs. 18.16 Crores).
- Other matters Rs. 46.00 Crores (2009 - Rs. 42.36 Crores).
- In respect of Surya Nepal Private Limited (SNPL) as regards matters relating to demands raised by Revenue Authorities on theoretical production of cigarettes, SNPL has been receiving Show Cause Notices (SCNs) and demands from Excise, Income Tax and VAT authorities to recover taxes for different years, details of which are stated below :

(a) (i) A demand letter dated 12th July, 2005 for excise matter for Rs. 23.23 Crores [Nepalese Rupee (NRs.) 37.17 Crores] for the period 1998-99 to 2002-03 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. In reply to the said demand, an administrative review petition was filed with the Director General of Inland Revenue. However, the Director General without dealing with the issues raised by SNPL, summarily dismissed the petition by an order dated 17th January, 2006. SNPL thereafter filed an appeal to the Revenue Tribunal, which refused to entertain the appeal in the absence of a pre-deposit of the entire sum of Rs. 23.23 Crores (NRs. 37.17 Crores). Immediately thereafter SNPL filed a petition to the Tribunal praying that its appeal may be heard by accepting a bank guarantee for the said amount. This petition was dismissed by the Tribunal on 11th August, 2006. SNPL challenged the demand in the Supreme Court, which has pronounced the verdict on 1st April, 2010 in favour of SNPL. Copy of the judgement is awaited.

(ii) A demand letter dated 22nd February, 2008 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. The demand of Rs. 9.34 Crores (NRs. 14.95 Crores) by way of Excise Duty, relate to the years 2003-04 to 2005-06. SNPL had filed a writ petition in the Supreme Court of Nepal on 1st April, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 2nd April, 2008 and directed issue of Show Cause Notices to the respondents, and the hearing on the matter is pending.

(iii) A demand letter dated 30th November, 2008 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. The demand of Rs. 8.03 Crores (NRs. 12.85 Crores) by way of Excise Duty, relate to the year 2006-07. SNPL had filed a writ petition in the Supreme Court of Nepal on 31st December, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 6th January, 2009 and directed issue of Show Cause Notices to the respondents, and the hearing on the matter is pending.

(b) (i) A demand letter dated 7th August, 2006 in respect of Value Added Tax for Rs. 4.72 Crores (NRs. 7.55 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. The basis of the demand is on same lines as the Excise Demand. An administrative review petition on the Value Added Tax matter has been filed before the Director General on 1st September, 2006. The Director General's order on the matter is awaited.

(ii) A demand letter dated 8th August, 2007 in respect of Value Added Tax for Rs. 3.58 Crores (NRs. 5.72 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The basis of the demand is on same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 12th September, 2007 and directed issue of Show Cause Notices to the respondents and the hearing on the matter is pending.

(iii) A demand letter dated 5th August, 2008 was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2003-04 in respect of Value Added Tax. Of the total demand of Rs. 0.71 Crore (NRs. 1.13 Crores), the basis of demand for Rs. 0.67 Crore (NRs. 1.07 Crores) is on same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 1st September, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 5th September, 2008 and directed issue of Show Cause Notices to the respondents and the hearing on the matter is pending.

Schedules to the Consolidated Accounts

19. Notes to the Accounts (Contd.)

(iv) A demand letter dated 10th July, 2009 was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2004-05 to 2006-07. The total demand is for Rs. 6.69 Crores (NRs. 10.70 Crores) and the basis of demand is on same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 7th August, 2009 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 9th August, 2009 and directed issue of Show Cause Notices to the respondents and the hearing on the matter is pending.

(c) (i) A demand letter dated 13th October, 2006 in respect of Income Tax for Rs. 10.54 Crores (NRs. 16.86 Crores) was issued to SNPL by the Large Taxpayers' Office, Kathmandu for the period 2001-02. Of the total demand, the basis of a demand for Rs. 10.05 Crores (NRs. 16.08 Crores) is on the same lines as the Excise Demand. SNPL has filed a writ petition on 7th November, 2006 before the Supreme Court of Nepal seeking that the said demand order be quashed. The Supreme Court pronounced the verdict on 1st April, 2010 in favour of SNPL. Copy of the judgement is awaited.

(ii) A demand letter dated 12th August, 2007 in respect of Income Tax for Rs. 12.26 Crores (NRs. 19.61 Crores) was issued to SNPL by the Large Taxpayers' Office, Lalitpur for the period 2002-03. The basis of the demand is on the same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 11th September, 2007 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 12th September, 2007. Hearing on the matter is pending.

(iii) A demand letter dated 15th September, 2008 for the period 2003-04 in respect of Income Tax was issued to SNPL by the Large Taxpayers' Office, Lalitpur. Of a total demand of Rs. 1.41 Crores (NRs. 2.25 Crores), the basis of demand for Rs. 1.19 Crores (NRs. 1.91 Crores) is on the same lines as the Excise Demand. SNPL has filed a writ petition in the Supreme Court of Nepal on 7th December, 2008 requesting that the said demand order be quashed and orders issued such that the tax demanded not be collected. The Supreme Court admitted the petition on 8th December, 2008. Hearing on the matter is pending.

(iv) A demand letter dated 16th October, 2009 for the financial year 2004-05 was issued to SNPL by the Large Taxpayers' Office, Lalitpur. Out of a total demand of Rs. 1.41 Crores (NRs. 2.26 Crores), the basis of the demand for Rs. 1.35 Crores (NRs. 2.16 Crores) is on the same lines as the Excise Demand. SNPL has filed an administrative review petition before the Director General, Inland Revenue Department on 18th December, 2009. The matter is pending.

SNPL considers that all the above demands have no legal or factual basis. This position is re-enforced by opinion received from eminent counsel. Accordingly, SNPL is of the view that there is no liability that is likely to arise.

(d) A Show Cause Notice dated 5th February, 2009 on the same lines as the Excise Demand seeking reasons as to why a demand of Rs. 9.63 Crores (NRs. 15.41 Crores) by way of Excise Duty and Rs. 4.32 Crores (NRs. 6.92 Crores) by way of Value Added Tax, totalling upto Rs. 13.96 Crores (NRs. 22.33 Crores) should not be raised on SNPL for the period 2007-08, was issued by the Inland Revenue Office, Simra, Nepal. SNPL had submitted its reply on 22nd February, 2009.

Thereafter, a Show Cause Notice dated 19th January, 2010 was issued by the Inland Revenue Office seeking reasons as to why a demand of Rs. 12.28 Crores (NRs. 19.65 Crores) by way of Excise Duty should not be raised on SNPL for the period 2007-08. SNPL has filed a writ petition in the Supreme Court of Nepal on 4th February, 2010 seeking a stay order on the Department from raising a demand on this matter in view of the favourable decision of the Supreme Court in the similar matter for the years 1993-94 and 1994-95, as given below :

In the matter related to theoretical production, for the years 1993-94 and 1994-95, Revenue Authorities had raised a demand for Rs. 8.50 Crores (NRs. 13.60 Crores), which was quashed by a Division Bench of the Supreme Court on 8th April, 1998. Government filed a review petition on 8th October, 1998. The Full Bench of the Supreme Court on 29th October, 2009 decided the matter in favour of SNPL. Our counsel appearing in the matter has opined that this verdict will add substantial strength to SNPL's case in all other matters relating to the issue of theoretical production.

On 7th March, 2010, the Supreme Court granted a stay of the demand. Final disposal is pending.

The management is of the view that SNPL has a strong case on merits and has been advised by eminent counsel that the Show Cause Notices and Review Petition are not sustainable.

19. Notes to the Accounts (Contd.)

(b) Guarantees and Counter Guarantees outstanding :

- Excise Rs. Nil (2009 - Rs. 4.24 Crores)
- Others Rs. 1.15 Crores (2009 - Rs. 0.28 Crore)

(c) Uncalled liability on shares partly paid Rs. 0.77 Crore (2009 - Rs. 1.04 Crores).

(iii) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited (the Company) under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(iv) In respect of Russell Credit Limited (RCL), a petition was filed by an individual in the High Court at Calcutta seeking an injunction against the Company's Counter Offer to the shareholders of VST Industries Limited made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer which closed on 13th June, 2001. The Hon'ble High Court while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by RCL and the other Acquirer, would be subject to the final Order of the Hon'ble High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the Hon'ble High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(v) Earnings per share	**2010**	2009
Earnings per share has been computed as under :		
(a) Net Profit (Rs. Crores)	4168.18	3324.59
(b) Weighted average number of Ordinary Shares outstanding	3,78,51,42,803	3,77,02,64,256
(c) Effect of potential Ordinary Shares on Employee Stock Options outstanding	4,01,28,629	52,89,015
(d) Weighted average number of Ordinary Shares in computing diluted earnings per share [(b) + (c)]	3,82,52,71,432	3,77,55,53,271
(e) Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
– Basic [(a) / (b)]	Rs. 11.01	Rs. 8.82
– Diluted [(a) / (d)]	Rs. 10.90	Rs. 8.81

(vi) Research and Development expenses for the year amount to Rs. 77.35 Crores (2009 - Rs. 64.39 Crores).

(vii) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(viii) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.21 Crore (2009 - Rs. 0.32 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.11 Crore (2009 - Rs. 0.10 Crore).

Schedules to the Consolidated Accounts

20. Segment Reporting

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Crores)

	2010 External Sales	2010 Inter Segment Sales	2010 Total	2009 External Sales	2009 Inter Segment Sales	2009 Total
1. Segment Revenue						
FMCG – Cigarettes	18111.83	–	18111.83	15754.68	–	15754.68
FMCG – Others	3657.37	3.89	3661.26	3031.25	4.22	3035.47
FMCG – Total	**21769.20**	**3.89**	**21773.09**	**18785.93**	**4.22**	**18790.15**
Hotels	971.38	6.57	977.95	1086.64	6.03	1092.67
Agri Business	2304.27	1557.87	3862.14	2239.55	1606.43	3845.98
Paperboards, Paper and Packaging	1993.51	1240.10	3233.61	1667.75	1154.21	2821.96
Others	585.08	129.34	714.42	583.84	120.21	704.05
Segment Total	**27623.44**	**2937.77**	**30561.21**	**24363.71**	**2891.10**	**27254.81**
Eliminations			(2937.77)			(2891.10)
Consolidated Total			**27623.44**			**24363.71**

	2010	2009
2. Segment Results		
FMCG – Cigarettes	5106.71	4328.19
FMCG – Others	(380.34)	(489.60)
FMCG – Total	**4726.37**	**3838.59**
Hotels	231.38	334.62
Agri Business	436.36	256.18
Paperboards, Paper and Packaging	684.26	508.63
Others	98.96	40.97
Segment Total	**6177.33**	**4978.99**
Eliminations	(31.07)	(102.12)
Consolidated Total	**6146.26**	**4876.87**
Unallocated corporate expenses net of unallocated income	210.95	167.84
Profit before interest, etc. and taxation	**5935.31**	**4709.03**
Interest paid – Net	53.59	18.93
Interest earned on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.	363.99	294.66
Profit before taxation	**6245.71**	**4984.76**
Provision for Taxation	2034.93	1625.38
Profit after taxation before Share of Results of Associates	**4210.78**	**3359.38**
Share of Net Profit / (Loss) of Associates	6.24	6.14
Profit after taxation before Minority Interests	**4217.02**	**3365.52**

3. Other Information

	2010 Segment Assets	2010 Segment Liabilities*	2009 Segment Assets	2009 Segment Liabilities*
FMCG – Cigarettes	4595.52	1455.85	4465.67	1327.64
FMCG – Others	2300.78	459.09	2585.75	359.47
FMCG – Total	**6896.30**	**1914.94**	**7051.42**	**1687.11**
Hotels	2758.86	222.99	2463.92	199.97
Agri Business	1906.69	280.08	1277.62	224.33
Paperboards, Paper and Packaging	4045.05	345.07	4176.32	411.86
Others	1116.89	181.18	738.81	99.14
Segment Total	**16723.79**	**2944.26**	**15708.09**	**2622.41**
Unallocated Corporate Assets / Liabilities	7427.12	6621.96	4741.72	3669.28
Total	**24150.91**	**9566.22**	**20449.81**	**6291.69**

	2010 Capital Expenditure	2010 Depreciation	2010 Non Cash expenditure other than depreciation	2009 Capital Expenditure	2009 Depreciation	2009 Non Cash expenditure other than depreciation
FMCG – Cigarettes	455.71	177.49	5.24	432.59	164.36	5.76
FMCG – Others	169.53	87.16	17.27	210.51	70.79	3.51
FMCG – Total	**625.24**	**264.65**	**22.51**	**643.10**	**235.15**	**9.27**
Hotels	421.36	81.49	5.78	374.36	71.16	4.30
Agri Business	11.58	34.02	2.67	36.81	38.94	0.26
Paperboards, Paper and Packaging	208.08	216.72	23.75	578.78	192.31	14.82
Others	41.98	18.29	7.55	97.85	20.88	4.85
Segment Total	**1308.24**	**615.17**	**62.26**	**1730.90**	**558.44**	**33.50**

* Segment Liabilities of FMCG – Cigarettes is before considering Rs. 628.64 Crores (2009 – Rs. 542.86 Crores) in respect of disputed Entry Taxes, the recovery of which has been stayed or where States' Special Leave Petitions are pending before the Supreme Court. These have been included under 'Unallocated Corporate Liabilities'.

Schedules to the Consolidated Accounts

20. Segment Reporting (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2010	2009
1. Segment Revenue		
– Within India	24156.33	21486.65
– Outside India	3467.11	2877.06
Total Revenue	**27623.44**	**24363.71**
2. Segment Assets		
– Within India	16138.90	15077.57
– Outside India	584.89	630.52
Total Assets	**16723.79**	**15708.09**
3. Capital Expenditure		
– Within India	1280.94	1693.72
– Outside India	27.30	37.18
Total Capital Expenditure	**1308.24**	**1730.90**

NOTES :

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	– Cigarettes & Smoking Mixtures.
: Others	– Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels	– Hoteliering.
Paperboards, Paper & Packaging	– Paperboards, Paper including Specialty Paper and Packaging including flexibles.
Agri Business	– Agri commodities such as rice, soya, coffee and leaf tobacco.
Others	– Information Technology services, Investments, Golf Resorts, etc.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes	– Surya Nepal Private Limited and King Maker Marketing, Inc.
: Others	– Surya Nepal Private Limited and Wimco Limited.
Hotels	– Srinivasa Resorts Limited, Fortune Park Hotels Limited and Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.
Others	– ITC Infotech India Limited and its subsidiaries ITC Infotech Limited, ITC Infotech (USA), Inc. and Pyxis Solutions LLC, Russell Credit Limited and its subsidiaries Greenacre Holdings Limited, Wimco Limited, Pavan Poplar Limited, Prag Agro Farm Limited, Technico Pty Limited, Technico ISC Pty Limited, Technico Technologies Inc. and its jointly controlled operation with Shamrock Seed Potato Farm Limited, Technico Agri Sciences Limited, Technico Asia Holdings Pty Limited, Technico Horticultural (Kunming) Co. Limited, BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Landbase India Limited, Wills Corporation Limited, Gold Flake Corporation Limited and its joint venture ITC Filtrona Limited and a joint venture Sitel Operating Corporation India Limited (till 31.05.2009).

(4) The geographical segments considered for disclosure are :

– Sales within India

– Sales outside India

(5) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products Businesses.

(6) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

Schedules to the Consolidated Accounts

21. Related Party Disclosures

1. **ENTERPRISES WHERE CONTROL EXISTS :**

Entities, other than subsidiaries, under the control of the group :

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

The following have not been considered :

a) ITC Global Holdings Pte. Limited, Singapore (under liquidation) and its subsidiaries
   Hup Hoon Traders Pte. Limited, Singapore
   AOZT "Hup Hoon", Moscow
   Hup Hoon Impex SRL, Romania
   Fortune Tobacco Co. Limited, Cyprus
   Fortune Tobacco Company Inc., USA, and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Limited) which is under voluntary winding up proceedings.

2. **OTHER RELATED PARTIES WITH WHOM THE GROUP HAD TRANSACTIONS :**

i) **Associates & Joint Ventures :**

Associates

a) Gujarat Hotels Limited
b) Russell Investments Limited
c) ATC Limited
d) Classic Infrastructure & Development Limited
e) International Travel House Limited
f) Divya Management Limited
g) Antrang Finance Limited
   – being associates of the Group, and
h) Tobacco Manufacturers (India) Limited, UK of which the Company is an associate.

Joint Ventures

a) Maharaja Heritage Resorts Limited
b) Sitel Operating Corporation India Limited (till 31.05.2009)
c) ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)

ii) a) **Key Management Personnel :**

Y. C. Deveshwar	Executive Chairman
A. Singh	Executive Director
K. Vaidyanath	Executive Director
K. N. Grant	Executive Director (w.e.f. 20.03.2010)
A. Baijal	Non-Executive Director (upto 26.08.2009 and w.e.f. 22.01.2010)
R. K. Kaul	Non-Executive Director (upto 19.03.2010)
S. Banerjee	Non-Executive Director (w.e.f. 04.02.2010)
S. H. Khan	Non-Executive Director
A. V. Girija Kumar	Non-Executive Director (w.e.f. 19.03.2010)
S. B. Mathur	Non-Executive Director
D. K. Mehrotra	Non-Executive Director

Key Management Personnel (Contd.) :

H. G. Powell	Non-Executive Director
P. B. Ramanujam	Non-Executive Director
A. Ruys	Non-Executive Director
B. Sen	Non-Executive Director
B. Vijayaraghavan	Non-Executive Director

Invitees - Corporate Management Committee
P. Chatterjee ^
R. G. Jacob ^

Members - Corporate Management Committee
N. Anand
A. Nayak
R. Srinivasan
R. Tandon *
T. V. Ramaswamy *
S. Sivakumar *
K. S. Suresh *
B. B. Chatterjee *

^ For part of the year, till the date of their superannuation.
* For part of the year, from the date of joining the Corporate Management Committee.

b) **Relatives of Key Management Personnel :**

Mrs. B. Deveshwar (wife of Mr. Y. C. Deveshwar)
Mrs. T. Anand (wife of Mr. N. Anand)
Mrs. E. Jacob (wife of Mr. R. G. Jacob)
Mrs. S. Chatterjee (wife of Mr. B. B. Chatterjee)

iii) **Employee Trusts where there is significant influence :**

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Defined Contribution Pension Fund
d) ITC Management Staff Gratuity Fund
e) ITC Employees Gratuity Fund
f) ITC Gratuity Fund 'C'
g) ITC Pension Fund
h) ILTD Seasonal Employees Pension Fund
i) ITC Platinum Jubilee Pension Fund
j) Tribeni Tissues Limited Provident Fund
k) Tribeni Tissues Limited Gratuity Fund
l) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
o) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
p) ITC Bhadrachalam Paperboards Limited Staff Provident Fund
q) ITC Hotels Limited Employees Superannuation Scheme
r) ITC Hotels Limited Employees Gratuity Fund
s) Greenacre Holdings Limited Provident Fund
t) Greenacre Holdings Limited Gratuity Fund

Schedules to the Consolidated Accounts

21. Related Party Disclosures (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES AS ON 31.03.2010

(Rs. in Crores)

	RELATED PARTY TRANSACTIONS SUMMARY	Enterprises where control exists		Associates		Joint Ventures		Key Management Personnel		Relatives of Key Management Personnel		Employee Trusts		Total	
		2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
1.	Sale of Goods / Services	0.03		1.05	1.07	7.25	13.12							8.33	14.19
2.	Purchase of Goods / Services			65.30	81.05	119.65	114.00							184.95	195.05
3.	Acquisition cost of Fixed Assets	0.05	30.75		0.02		0.55							0.05	31.32
4.	Sale of Fixed Assets / Scraps			0.05	0.10									0.05	0.10
5.	Investments in Associate			0.84										0.84	
6.	Interest Income							0.16	0.18					0.16	0.18
7.	Remuneration to Key Management Personnel														
	- Directors							13.94	16.80					13.94	16.80
	- Others							6.50	3.50					6.50	3.50
8.	Rent Paid							0.25	0.25	0.72	0.58			0.97	0.83
9.	Reimbursement of Contractual Remuneration			0.15	0.13									0.15	0.13
10.	Remuneration of Managers on Deputation Recovered			0.61	0.48	0.94	1.20							1.55	1.68
11.	Donations	1.99	2.90											1.99	2.90
12.	Contributions to Employees' Benefit Plans											82.23	55.73	82.23	55.73
13.	Dividend Income			1.61	1.60	2.02	13.83							3.63	15.43
14.	Dividend Payments			367.33	347.47			0.95	0.91					368.28	348.38
15.	Expenses Recovered	0.04	0.05	1.16	1.99	0.59	2.67							1.79	4.71
16.	Expenses Reimbursed	0.02	0.05	0.42	1.05	0.05	0.25							0.49	1.35
17.	Receipt towards Loans Repayment							0.25	0.41					0.25	0.41
18.	Advances Given during the year			0.10	2.66									0.10	2.66
19.	Adjustment / Receipt towards Refund of Advances			2.98	3.28									2.98	3.28
20.	Deposits Received during the year					0.23								0.23	
21.	Deposits Refunded during the year						1.48								1.48
22.	Deposits Given during the year								0.05						0.05
23.	Receipt towards Refund of Deposits							0.01		0.32				0.33	
24.	**Balances as on 31st March**														
	i) Debtors / Receivables	0.03	0.01	0.32	0.50	4.02	2.06							4.37	2.57
	ii) Advances Given			2.10	4.98							24.51	28.47	26.61	33.45
	iii) Loans Given							0.65	0.67					0.65	0.67
	iv) Deposits Given			0.10	0.10			0.08	0.12	0.29	0.47			0.47	0.69
	v) Deposits Taken			0.63	0.63		1.54							0.63	2.17
	vi) Creditors / Payables			7.16	5.42	1.27	1.76					30.05		38.48	7.18
25.	In addition, Remuneration of Managers on Deputation, absorbed	0.27	0.12	0.36	0.35									0.63	0.47

21. Related Party Disclosures (contd.)

4. INFORMATION REGARDING SIGNIFICANT TRANSACTIONS / BALANCES

(Rs. in Crores)

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
1. Sale of Goods / Services		
International Travel House Limited	1.03	1.02
ITC Filtrona Limited	5.63	4.98
Sitel Operating Corporation India Limited	0.57	7.22
Maharaja Heritage Resorts Limited	1.05	0.92
2. Purchase of Goods / Services		
International Travel House Limited	53.16	60.52
ITC Filtrona Limited	119.46	113.83
3. Acquisition Cost of Fixed Assets		
ITC Education Trust	–	30.75
ITC Sangeet Research Academy	0.05	–
4. Sale of Fixed Assets / Scraps		
ATC Limited	0.05	0.10
5. Investments in Associate		
ATC Limited	0.84	–
6. Interest Income		
Mr. S. S. H. Rehman	–	0.15
Mr. A. Singh	0.04	...
Mr. A. Nayak	0.06	0.01
Mr. R. Srinivasan	0.02	...
7. Remuneration to Key Management Personnel- Directors		
Mr. Y. C. Deveshwar	7.59	7.59
Mr. K. Vaidyanath	2.54	2.54
Mr. A. Singh	2.92	2.93
Mr. S. S. H. Rehman	–	2.95
8. Rent Paid		
Mr. Y. C. Deveshwar	0.22	0.21
Mrs. B. Deveshwar	0.54	0.54
Mrs. T. Anand	0.10	0.04
9. Reimbursement of Contractual Remuneration		
International Travel House Limited	0.15	0.13
10. Remuneration of Managers on Deputation Recovered		
International Travel House Limited	0.61	0.48
ITC Filtrona Limited	–	0.21
Maharaja Heritage Resorts Limited	0.94	0.73
Sitel Operating Corporation India Limited	–	0.26

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
11. Donations		
ITC Sangeet Research Academy	–	1.30
ITC Rural Development Trust	1.99	1.60
12. Contributions to Employees' Benefit Plans		
IATC Provident Fund	19.88	19.82
ITC Management Staff Gratuity Fund	6.81	6.65
ITC Pension Fund	35.52	16.14
13. Dividend Income		
Gujarat Hotels Limited	0.44	0.43
ITC Filtrona Limited	2.02	1.80
International Travel House Limited	1.17	1.17
Sitel Operating Corporation India Limited	–	12.03
14. Dividend Payments		
Tobacco Manufacturers (India) Limited, UK	367.33	347.47
15. Expenses Recovered		
International Travel House Limited	0.89	0.69
Maharaja Heritage Resorts Limited	0.36	0.41
Gujarat Hotels Limited	0.26	1.29
ITC Filtrona Limited	0.23	...
Sitel Operating Corporation India Limited	–	2.25
16. Expenses Reimbursed		
Gujarat Hotels Limited	0.01	0.36
Maharaja Heritage Resorts Limited	0.05	0.24
ATC Limited	0.36	0.69
17. Receipt towards Loans Repayment		
Mr. A. Singh	0.04	...
Mr. R. Srinivasan	0.08	...
Mr. A. Nayak	0.08	...
Mr. S. S. H. Rehman	–	0.38
18. Advances Given during the Year		
International Travel House Limited	0.10	1.50
ATC Limited	–	1.16
19. Adjustment / Receipt towards Refund of Advances		
International Travel House Limited	2.40	2.40
ATC Limited	0.58	0.88

RELATED PARTY TRANSACTIONS SUMMARY	2010	2009
20. Deposits Received during the Year		
Sitel Operating Corporation India Limited	0.23	–
21. Deposits Refunded during the Year		
Sitel Operating Corporation India Limited	–	1.48
22. Deposits Given during the Year		
Mr. Y. C. Deveshwar	–	0.05
23. Receipt towards Refund of Deposits		
Mrs. E. Jacob	0.12	–
Mrs. T. Anand	0.20	–
24. Balances as on 31st March		
i) Debtors / Receivables		
International Travel House Limited	0.32	0.49
Maharaja Heritage Resorts Limited	3.66	1.68
ii) Advances Given		
ATC Limited	2.10	4.50
Employee Trust - Gratuity Funds	24.51	27.72
iii) Loans Given		
Mr. Y. C. Deveshwar	0.10	0.11
Mr. K. Vaidyanath	0.12	0.13
Mr. N. Anand	0.21	0.22
Mr. B. B. Chatterjee	0.16	–
Mr. A. Nayak	–	0.08
Mr. R. Srinivasan	–	0.08
iv) Deposits Given		
Classic Infrastructure & Development Limited	0.10	0.10
v) Deposits Taken		
Sitel Operating Corporation India Limited	–	1.54
International Travel House Limited	0.63	0.63
vi) Creditors / Payables		
ATC Limited	0.78	1.18
International Travel House Limited	6.09	3.79
ITC Filtrona Limited	1.27	1.76
Employee Trust - Pension Funds	30.05	–
25. In addition, Remuneration of Managers on Deputation, Absorbed		
Classic Infrastructure & Development Limited	0.36	0.35
ITC Sangeet Research Academy	0.27	0.12

Schedules to the Consolidated Accounts

22. Significant Accounting Policies

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs, if any.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation / enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Impairment of Assets

To provide for impairment loss, if any, to the extent, the carrying amount of assets exceed their recoverable amount. Recoverable amount is higher of an asset's net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made to recognise a decline, other than temporary in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on Consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at lower of cost and net realisable value. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To recognise Gross Sales at the time of delivery of goods and rendering of services net of trade discounts to customers and Sales Tax / Value Added Tax recovered from customers but including excise duty on goods and taxes relating to services, payable by the Group. Net sales are stated after deducting such excise duty and taxes.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Schedules to the Consolidated Accounts

22. Significant Accounting Policies (Contd.)

Employee Benefits

To make regular monthly contributions to various Provident Funds which are in the nature of defined contribution scheme and such paid / payable amounts are charged against revenue. To administer such Funds through duly constituted and approved independent trusts with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

To administer through duly constituted and approved independent trusts, various Gratuity and Pension Funds which are in the nature of defined benefit / contribution schemes. To determine the liabilities towards such schemes, as applicable, and towards employee leave encashment by an independent actuarial valuation as per the requirements of Accounting Standard – 15 (revised 2005) on "Employee Benefits". To determine actuarial gains or losses and to recognise such gains or losses immediately in Profit and Loss Account as income or expense.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period, measured using the applicable tax rates and tax laws.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence, measured using the tax rates and tax laws that have been enacted or substantially enacted by the Balance Sheet date.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains / Losses arising out of fluctuations in the exchange rates are recognised in the Profit and Loss Account in the period in which they arise.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts.

To account for profit / loss arising on cancellation or renewal of forward exchange contracts as income / expense for the period.

To account for premium paid on currency options in the Profit and Loss Account at the inception of the option.

To account for profit / loss arising on settlement or cancellation of currency option as income / expense for the period.

To recognise the net mark to market loss in the Profit and Loss Account on the outstanding portfolio of options as at the Balance Sheet date, and to ignore the net gain, if any.

To account for gains / losses in the Profit and Loss Account on foreign exchange rate fluctuations relating to monetary items at the year end.

To translate the financial statement of non-integral foreign operations by recording the exchange difference arising on translation of assets / liabilities and incomes / expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenues and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by an entity with another Group entity incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata	K. VAIDYANATH	*Director*
21st May, 2010	B. B. CHATTERJEE	*Secretary*

Report of the
Auditors to the Board of Directors of ITC Limited

1. We have audited the attached Consolidated Balance Sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2010, and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date, both annexed thereto. The Consolidated Financial Statements are the responsibility of ITC Limited's Management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1259.66 crores as at 31st March, 2010, and the Group's share of total revenues of Rs. 1551.89 crores for the year ended on that date, and net cash outflows amounting to Rs. 66.26 crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2010 of Rs. 39.00 crores and the Group's share of profit of Rs. 6.24 crores for the year ended on that date as considered in the Consolidated Financial Statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

4. We report that the Consolidated Financial Statements have been prepared by ITC's Management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Ventures as notified under the Companies (Accounting Standards) Rules, 2006.

5. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the Consolidated Balance Sheet, of the state of affairs of ITC Limited Group as at 31st March, 2010;

   (b) in the case of the Consolidated Profit and Loss Account, of the profit for the year ended on that date, and

   (c) in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accountants
(Registration No. 302009E)

P. R. Ramesh
Partner
(Membership No. 70928)

Kolkata
21st May, 2010

100 Inspiring Years
1910-2010

Statement Regarding Subsidiary Companies

(Rs. in Crores)

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves and Surplus	Total Assets	Total Liabilities	Investments			Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Dividend (including Dividend Distribution Tax)
					Long Term	Current	Total					
Russell Credit Limited	646.48	119.14	766.13	766.13	97.66	–	97.66	51.81	49.01	7.08	41.93	–
Greenacre Holdings Limited	42.06	9.91	51.97	51.97	6.63	5.15	11.78	2.67	1.03	0.25	0.78	–
Wimco Limited	64.42	56.78	124.36	124.36	...	–	...	228.98	(16.24)	–	(16.24)	–
Pavan Poplar Limited	5.51	1.40	6.91	6.91	–	–	–	0.69	(0.02)	–	(0.02)	–
Prag Agro Farm Limited	3.80	(7.54)	3.62	3.62	...	–	...	3.92	0.07	0.01	0.06	–
Srinivasa Resorts Limited	24.00	66.43	98.66	98.66	...	36.58	36.58	54.57	14.11	4.49	9.62	5.62
Fortune Park Hotels Limited	0.45	8.00	8.45	8.45	–	1.72	1.72	14.92	3.33	1.20	2.13	0.31
Bay Islands Hotels Limited	0.12	9.54	9.65	9.65	–	–	–	1.01	0.95	0.27	0.68	0.07
ITC Infotech India Limited	85.20	48.92	245.01	245.01	–	–	–	377.71	43.91	9.89	34.02	–
ITC Infotech Limited *	4.66	25.03	29.69	29.69	–	–	–	132.12	7.07	2.39	4.68	–
ITC Infotech (USA), Inc. $	81.72	(13.40)	68.80	68.80	–	–	–	102.35	(2.28)	0.13	(2.41)	–
Pyxis Solutions, LLC $	13.49	–	13.49	13.49	–	–	–	37.05	2.78	–	2.78	–
Wills Corporation Limited	4.89	2.46	7.35	7.35	–	7.06	7.06	0.62	0.50	0.03	0.47	–
Gold Flake Corporation Limited	16.00	4.96	20.96	20.96	4.96	16.02	20.98	3.15	3.06	–	3.06	–
Landbase India Limited	151.00	(77.12)	73.88	73.88	...	–	...	8.95	(4.90)	–	(4.90)	–
BFIL Finance Limited	20.00	(59.87)	7.67	7.67	...	–	...	0.70	0.50	–	0.50	–
MRR Trading & Investment Company Limited	0.05	(0.04)	0.01	0.01	–	–	–	0.04	–	–	–	–
Surya Nepal Private Limited #	126.00	100.85	226.85	226.85	6.87	–	6.87	635.19	165.29	52.41	112.88	123.48
King Maker Marketing, Inc. $	0.02	22.55	22.81	22.81	–	–	–	236.33	0.38	0.12	0.26	–
Technico Pty Limited ~	181.08	(122.09)	59.94	59.94	–	–	–	9.83	2.92	–	2.92	–
Technico ISC Pty Limited ~	...	–	...	...	–	–	–	–	–	–	–	–
Technico Technologies Inc. ^	5.69	(5.04)	1.80	1.80	–	–	–	0.55	(0.49)	–	(0.49)	–
Technico Horticultural (Kunming) Co. Limited **	12.52	(3.70)	8.82	8.82	–	–	–	2.81	(1.12)	–	(1.12)	–
Technico Agri Sciences Limited	37.96	(6.60)	43.37	43.37	–	15.63	15.63	56.12	14.02	–	14.02	–
Technico Asia Holdings Pty Limited ~	15.17	(11.18)	3.99	3.99	–	–	–	–	2.13	–	2.13	–

* Converted into Indian Rupees at the Exchange rate, 1GBP = Rs. 67.9562 as on 31.03.2010
$ Converted into Indian Rupees at the Exchange rate, 1USD = Rs. 44.90 as on 31.03.2010
# Converted into Indian Rupees at the Exchange rate, 1NR = Re. 0.625 as on 31.03.2010
~ Converted into Indian Rupees at the Exchange rate, 1AUD = Rs. 41.1643 as on 31.03.2010
^ Converted into Indian Rupees at the Exchange rate, 1CAD = Rs. 44.1799 as on 31.03.2010
** Converted into Indian Rupees at the Exchange rate, 1RMB = Rs. 6.58327 as on 31.03.2010

Notes

The aforesaid data in respect of the subsidiaries is for a period of 12 months as on 31st March, 2010 other than Surya Nepal Private Limited where it is as on 13th March, 2010 and Technico Horticultural (Kunming) Co. Limited where it is as on 31st December, 2009.

The Subsidiaries not considered in the preparation of the above statement are :

a) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up since 8th August, 2000. The Authorised and Paid-up Share Capital of BFIL Securities Limited at the time of initiation of the process of voluntary winding up was Rs. 2,00,00,000.

b) ITC Global Holdings Pte. Limited, Singapore, (ITC Global) a wholly owned subsidiary of ITC Limited, and its subsidiaries. ITC Global is under liquidation vide Singapore High Court's Order dated 30th November, 2007. The Authorised and Paid-up Share Capital of ITC Global at the time of initiation of the process of liquidation was USD 2,00,00,000 and USD 89,99,645 respectively. Prior to this, ITC Global was under Judicial Management in terms of an Interim Order passed by the Singapore High Court on 8th November, 1996, and confirmed by the Singapore High Court on 6th December, 1996. The Authorised and Paid-up Share Capital of ITC Global and its subsidiaries when ITC Global was brought under Judicial Management was as follows :

Name	Authorised Share Capital	Paid-up Share Capital
ITC Global Holdings Pte. Limited, Singapore	USD 2,00,00,000	USD 89,99,645
Hup Hoon Traders Pte. Limited, Singapore	SGD 1,50,000	SGD 1,00,002
AOZT "Hup Hoon", Moscow	N.A.	RUB 5,00,000
Hup Hoon Impex SRL, Romania	N.A.	USD 10,000
Fortune Tobacco Co. Limited, Cyprus	CYP 2,50,000	CYP 10,000

100 Inspiring Years
1910-2010

Ten Years at a Glance

Standalone Operating Results 2001 - 2010

(Rs. in Crores)

Year Ending 31st March	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
GROSS INCOME	8827.11	9982.46	11194.47	12039.92	13585.39	16510.51	19636.53	21966.84	23678.46	26862.98
Excise Duties etc.	4474.52	4780.86	5159.10	5344.60	5710.13	6433.90	7135.75	7408.41	7531.61	8106.41
Net Income	4352.59	5201.60	6035.37	6695.32	7875.26	10076.61	12500.78	14558.43	16146.85	18756.57
PBDIT	1836.15	2045.64	2323.37	2585.47	3028.37	3613.46	4292.90	5014.84	5393.47	6677.38
Depreciation	139.94	198.45	237.34	241.62	312.87	332.34	362.92	438.46	549.41	608.71
PBIT	1696.21	1847.19	2086.03	2343.85	2715.50	3281.12	3929.98	4576.38	4844.06	6068.67
PBT	1600.30	1780.26	2056.19	2319.06	2673.07	3269.19	3926.70	4571.77	4825.74	6015.31
Tax	594.04	590.54	684.84	726.21	836.00	988.82	1226.73	1451.67	1562.15	1954.31
PAT (Before Exceptional Items)	1006.26	1189.72	1371.35	1592.85	1837.07	2280.37	2699.97	3120.10	3263.59	4061.00
PAT	1006.26	1189.72	1371.35	1592.85	2191.40	2235.35	2699.97	3120.10	3263.59	4061.00
Dividends *	270.45	334.14	418.84	558.83	882.97	1134.70	1364.50	1543.18	1633.87	4452.33
- Ordinary Dividend	270.45	334.14	418.84	558.83	882.97	1134.70	1364.50	1543.18	1633.87	2003.55
- Special Centenary Dividend										2448.78
Earnings Per Share on profit after tax before exceptional items										
Actual (Rs.) **	4.10	4.81	5.54	6.43	7.36	6.07	7.18	8.28	8.65	10.64
Adjusted (Rs.) @	4.10	4.81	5.54	6.43	7.37	9.11	10.75	12.40	12.94	15.82
Dividend Per Share										
Actual - Ordinary (Rs.) **	1.00	1.35	1.50	2.00	3.10	2.65	3.10	3.50	3.70	4.50
Actual - Special (Rs.) **										5.50
Adjusted - Ordinary (Rs.) @	1.00	1.35	1.50	2.00	3.10	3.97	4.65	5.24	5.54	6.69
Adjusted - Special (Rs.) @										8.18
Market Capitalisation ***	19987	17243	15581	25793	33433	73207	56583	77765	69751	100476
Foreign Exchange Earnings	697.13	947.57	1294.00	1077.51	1268.65	1793.51	2283.21	2168.41	2225.71	2355.11

* Including Dividend Distribution Tax (except 2002)

** Based on number of shares outstanding at the year-end; reflects the impact of Corporate Actions (1:2 Bonus Issue) and normalised for impact of 1:10 Stock Split effected in 2005-06.

*** Based on year-end closing prices, quoted on the Bombay Stock Exchange.

@ To facilitate like to like comparison, computed after eliminating impact of Corporate Actions.

During the above 10 year period, the following Corporate Action took place:

2006 – 1 : 2 Bonus Issue

Standalone Sources and Application of Funds 2001 - 2010

(Rs. in Crores)

Year Ending 31st March	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
SOURCES OF FUNDS										
Equity	245.41	247.51	247.51	247.68	249.43	375.52	376.22	376.86	377.44	381.82
Reserves and Surplus	3289.10	4166.47	5118.11	6162.38	7646.18	8685.96	10060.86	11680.81	13357.64	13682.56
Shareholders' Funds	3534.51	4413.98	5365.62	6410.06	7895.61	9061.48	10437.08	12057.67	13735.08	14064.38
Loan Funds	858.94	284.54	116.98	120.85	245.36	119.73	200.88	214.43	177.55	107.71
Deferred Tax - Net	–	135.46	63.58	87.74	376.09	324.76	472.85	545.07	867.19	785.01
FUNDS EMPLOYED	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17	14779.82	14957.10
APPLICATION OF FUNDS										
Fixed Assets (Gross)	2668.08	4081.85	4415.61	5054.68	5932.42	6470.57	8000.45	10086.52	11772.71	12976.85
Depreciation	707.42	1101.90	1245.64	1442.63	1795.51	2065.44	2389.54	2790.87	3286.74	3825.46
Fixed Assets (Net)	1960.66	2979.95	3169.97	3612.05	4136.91	4405.13	5610.91	7295.65	8485.97	9151.39
Investments	1006.94	906.93	1608.86	3053.96	3874.68	3517.01	3067.77	2934.55	2837.75	5726.87
Net Current Assets	1425.85	947.10	767.35	(47.36)	505.47	1583.83	2432.13	2586.97	3456.10	78.84^
NET ASSETS EMPLOYED	4393.45	4833.98	5546.18	6618.65	8517.06	9505.97	11110.81	12817.17	14779.82	14957.10
Net Worth Per Share (Rs.) *	9.60	11.89	14.45	17.25	21.10	24.13	27.74	32.00	36.39	36.84
Debt : Equity Ratio	0.24:1	0.06:1	0.02:1	0.02:1	0.03:1	0.01:1	0.02:1	0.02:1	0.01:1	0.01:1

* Includes adjustment for 1 : 10 Stock Split and 1 : 2 Bonus Issue.

^ Due to higher Provision for Dividend, on account of Special Centenary Dividend.

Equity includes impact of :

2002 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.

2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.

– 1 : 2 Bonus Issue (Rs. 125.17 Crores).

Financial Highlights



GROSS INCOME
28000
25000
22000
19000
16000
13000
10000
7000
Rs. Crores
01 02 03 04 05 06 07 08 09 10
Gross Income in 2009-10: Rs. 26863 Crores



NON-CIGARETTES NET TURNOVER
9500
8500
7500
6500
5500
4500
3500
2500
1500
500
NTO (Rs. Crores)
60
55
50
45
40
35
30
25
20
% of NTO
01 02 03 04 05 06 07 08 09 10
Non-Cigarettes NTO
% of NTO



CONTRIBUTION TO THE EXCHEQUER
14000
12000
10000
8000
6000
4000
Rs. Crores
01 02 03 04 05 06 07 08 09 10
Contribution in 2009-10: Rs. 13633 Crores
Note: Includes Excise, Service Tax, VAT, Income Tax, Hotel Luxury Taxes etc.



DISTRIBUTION OF VALUE-ADDED
18000
15000
12000
9000
6000
3000
0
Rs. Crores
74% 21% 5%
73% 22% 5%
75% 20% 5%
74% 20% 6%
75% 19% 6%
06 07 08 09 10
Exchequer
Providers of Capital
Employees



RETURN ON INVESTED CAPITAL
11500
10000
8500
7000
5500
4000
2500
Invested Capital (Rs. Crores)
70
60
50
40
30
20
R.O.I.C. (%)
01 02 03 04 05 06 07 08 09 10
Invested Capital *
Return on Invested Capital (%) **



RETURN ON CAPITAL EMPLOYED
15000
12500
10000
7500
5000
2500
Capital Employed (Rs. Crores)
60
55
50
45
40
35
30
25
20
R.O.C.E.(%)
01 02 03 04 05 06 07 08 09 10
Capital Employed
Return on Capital Employed (%) ***

* Invested Capital is computed by netting Cash and Cash Equivalents (including Short Term Investments) from Total Capital Employed

** Computed as PBIT (excluding Income from Short Term Investments) divided by average Invested Capital during the year

*** Computed as PBIT divided by average Capital Employed during the year.

These graphs depict the standalone financial position.

Financial Highlights



GROSS TURNOVER
Rs. Crores
CAGR 13%
+22%
+19%
+11%
+8%
+13%
16224
19300
21356
23144
26260
2006
2007
2008
2009
2010



NET TURNOVER
Rs. Crores
CAGR 17%
+28%
+24%
+15%
+12%
+16%
9791
12164
13948
15612
18153
2006
2007
2008
2009
2010



PBDIT
Rs. Crores
CAGR 17%
+19%
+19%
+17%
+8%
+24%
3613
4293
5015
5393
6677
2006
2007
2008
2009
2010



PBIT
Rs. Crores
CAGR 17%
+21%
+20%
+16%
+6%
+25%
3281
3930
4576
4844
6069
2006
2007
2008
2009
2010



PBT
Rs. Crores
CAGR 16%
+22%
+20%
+16%
+6%
+25%
3269
3927
4572
4826
6015
2006
2007
2008
2009
2010



PAT
Rs. Crores
CAGR 16%
+2%
+21%
+16%
+5%
+24%
2235
2700
3120
3264
4061
2006
2007
2008
2009
2010

These graphs depict the standalone financial position.

Financial Highlights


OPERATING CASH FLOW (AFTER TAX) Rs. Crores
CAGR 24%
1930 +4%
2141 +11%
2723 +27%
3242 +19%
4631 +43%
2006 2007 2008 2009 2010
For details refer page 80


OPERATING PROFIT Rs. Crores
CAGR 16%
3104 +21%
3698 +19%
4200 +14%
4504 +7%
5694 +26%
2006 2007 2008 2009 2010
Operating Profit before Other Income, Interest and Tax


NETWORTH PER SHARE Rs.
CAGR 11%
24.13 +14%
27.74 +15%
32.00 +15%
36.39 +14%
36.84 +1%
2006 2007 2008 2009 2010


DIVIDEND PAYOUT Rs. Crores
CAGR 15%
(Ordinary Dividend)
1135 +29%
1365 +20%
1543 +13%
1634 +6%
2004 +23%
2449 #
2006 2007 2008 2009 2010
Inclusive of Dividend Distribution Tax
Special Centenary Dividend


EARNINGS AND DIVIDEND PER SHARE (Adjusted^) Rs.
18
15
12
9
6
3
0
01 02 03 04 05 06 07 08 09 10
Dividend Per Share
Earnings Per Share
Special Centenary Dividend


COMPOUND ANNUAL GROWTH IN ITC SHARE PRICE AND BENCHMARK INDICES
90%
75%
60%
45%
30%
15%
0%
15 years 10 years 5 years 3 years 1 year
BSE Sensex
ITC
BSE FMCG Index
BSE FMCG Index commenced from 2000

Dividend Per Share and Dividend Payout for 2009 - 10 is based on the Board's recommendation to Members.
^ Refer page 168 for details of Adjusted Earnings / Dividends.

Business Update: ITC Infotech

ITC Infotech continued to make rapid progress and strengthened its presence in the IT services and solutions space, despite challenging market conditions.

Accelerated customer acquisition and scaling up existing customer engagements formed the foundation of the Company's growth strategy. The Company's focus on developing industry-specific solutions and partnerships yielded significant traction. The emphasis on delivering superior customer care yielded significant improvement in customer satisfaction scores.

The Company completed the integration of Pyxis Solutions, an acquisition made earlier in the US, resulting in significant enhancement of capabilities and domain expertise for providing testing solutions to the BFSI segment.

The differentiated capabilities of ITC Infotech were acknowledged by several analysts. The Company received a spate of mentions in analyst reports and recognition across industry fora.

Talent Management

ITC Infotech nurtures its employees through a series of intensive training and development programmes to help them actualise their potential. The over arching objective is to ensure a wholesome and challenging job profile for each individual, thereby constantly aligning individual aspirations to organisational needs. ITC Infotech offers global careers, global exposure and diversity of opportunities to create business and technology leaders of tomorrow.

ITC Infotech has launched a Centre of Excellence for Project Management. This is a focused approach towards building enhanced skill-sets, incorporating best practices and creating a knowledge-repository.

CENTRE OF EXCELLENCE
Project Management

The Company became the first Indian IT company to receive the prestigious Social Accountability (SA) 8000:2008 certification. SA 8000 is widely accepted as the most viable and comprehensive international workplace management system.


DET NORSKE VERITAS

SOCIAL ACCOUNTABILITY SYSTEM CERTIFICATE

ITC INFOTECH INDIA LIMITED
BANGALORE

SOCIAL ACCOUNTABILITY 8000:2008

Enhancing Service Delivery by Expanding Geographic Reach

ITC Infotech has expanded its geographical footprint with the opening of its office in Johannesburg, South Africa. The Company is now better positioned to add value to South African companies by optimising their IT landscape and maximising returns from IT investments. The new office will provide ITC Infotech with a strategic advantage to leverage emerging opportunities, while continuing to serve its existing customer base in the region. The Company has made significant headway in South Africa and will explore strategic partnerships in the region.

ITC Infotech has entered into a strategic partnership with Trivadis AG, a highly successful regional IT services company headquartered in Zurich, to facilitate cost optimisation and expansion of services across Switzerland, Germany and Austria. The vast knowledge base and best practices of both partners will deliver substantial cost optimisation and value-added services to its customers.

Last year, the Company strengthened its presence across the Nordic region with offices in Sweden and Netherlands.


Global Footprint
DEVELOPMENT CENTERS
OTHER LOCATIONS

Business Update: ITC Infotech

Partnerships for Building Deep and Differentiated Capabilities

ITC Infotech focuses on developing deep and differentiated capabilities to enhance expertise in specific industry domains, business solutions and technologies. This renewed focus on delivering enduring value to customers forms the bedrock of the Company's growth strategy. The Company has been able to achieve differentiation in niche areas and continues to gain competitive advantage, strengthening market standing.

In yet another unique initiative, ITC Infotech and Oracle have signed a multi-year Master Co-Development Agreement. As a part of this agreement, ITC Infotech and Oracle will collaborate on a series of Development Projects through the establishment of a specialised **Oracle Industry Solutions Center of Excellence.** This Center, at ITC Infotech, will be a co-development initiative covering Application Integration Architecture (AIA), Business Intelligence and Business Applications products. ITC Infotech currently provides consulting resources for a Life Sciences Industry product (PCD) in the area of electronic detailing as well as for Consumer Goods Industry products (TPM Quickstart) in the area of Trade Marketing Management.

ITC Infotech and TipTop Technologies, a leading search technology company, launched an **innovative search engine- TipTop**SM - to enable internet users find the best and most relevant answers for any search, along with an opportunity to directly engage with people to share their experiences related to the search topic.



ITC Infotech also established a **Centre of Excellence (CoE) for Testing and Quality Assurance services for Thomson Reuters**, around Thomson Reuters' flagship risk management software Kondor+. This Centre of Excellence (CoE) will support the launch of Thomson Reuters' new 'Customer Migration Service', aimed at reducing the 'end-to-end' cost and time required for major risk management software upgrades.

The Company also launched services to help customers migrate seamlessly to the latest **Windows 7**. The Company has partnered with Microsoft to offer services around Microsoft's Application Compatibility Framework (ACF). ITC Infotech has developed a methodology to help customers mitigate application issues around Windows 7, through Microsoft's proven ACF framework. In association with Microsoft, ITC Infotech will work with customers in resolving compatibility issues.

ITC Infotech inaugurated an **Auto ID Solutions Centre**, dedicated to incubating solutions using advanced technologies. The Company has developed solutions using technologies such as RFID (Radio Frequency Identification), GPS (Global Positioning System), Wi-Fi, GSM/GPRS (Global System for Mobile Communications/General Packet Radio Service), biometrics, smartcards, magnetic stripes, barcodes etc.

Business Update: ITC Infotech

Showcasing Solutions and Services across the Globe


ITC INFOTECH
WIN
CRM
ACLE

ITC Infotech's solutions and capabilities are being showcased at prime global industry fora.

The Company was present at the Oracle Applications Conference 2010, in Johannesburg, South Africa and Loyalty 2010 in Kuala Lumpur, Malaysia. ITC Infotech's domain experts were invited to speak at prestigious events including the 3rd Loyalty Summit in Mumbai and at the Oracle Open World in San Francisco, USA. ITC Infotech has been at the forefront of implementing new-generation enterprise loyalty solutions and is the world's first system integrator to implement Siebel Loyalty across various industries including airlines, retail and hospitality.

A long-term partner of PTC, ITC Infotech has worked on more than 500 windchill implementations worldwide, over the last six years. The Company had a prominent presence across PTC events like the PTC Channel Immersion in Barcelona, Spain and PTC User World event in Florida, USA.

Domain experts also made presentations at Sapphire, the premier SAP-hosted business and technology event in Florida. ITC Infotech enjoys a global leadership position as a SAP services provider which is reflected in its multi-layered partnership with SAP. The Company is a partner for both SAP services and Global SAP Application Management Services.

Honours for ITC Infotech

Global Recognitions

ITC Infotech is increasingly being featured as a leading player in the IT services sector by renowned industry analysts including Forrester, Gartner and AMR Research.

The Company has also been recognised in the 'Leaders Category' in the 2010 Global Outsourcing 100 by the International Association of Outsourcing professionals.

Samman Patra



The Central Excise Department, Bengaluru, honoured ITC Infotech with a 'Samman Patra' on 24th February, 2010. This recognition exemplifies the robust governance and statutory compliance processes followed by ITC Infotech.



Social Sector Investments: Mission Sunehra Kal

Nearly 700 million people living in rural India, with low adaptive capacities, have a direct and symbiotic dependence on climate sensitive natural resources (such as water, bio-diversity, mangroves, coastal zones, grasslands) for their subsistence and livelihoods. Limited options of alternative off-farm employment, combined with endemic poverty continue to imperil the livelihood security of millions of small and marginal farmers, mainly in rain-fed agricultural regions. The production regime in rain-fed agriculture is inherently fragile and is now getting aggravated due to the impact of climate change, leading to an increase in the frequency and intensity of droughts and floods. Climate change can severely impact the rural economy in more ways than one including a potential threat to food security for the most vulnerable sections.

Mitigating Climate Change Impact through Diversification of Farming Systems

ITC's engagement in the social sector since 2000 has addressed these major challenges through interventions on two simultaneous fronts:

- **Diversifying Farming Systems,** as a strategy for climate change mitigation by broad-basing the farm-based livelihoods portfolio of the poor. Initiatives have been spearheaded in five major areas: e-Choupal, wasteland development, soil and moisture conservation, value-added crop rotation and animal husbandry programme.
- **Expanding Off-farm Income Opportunities**, to reduce the disproportionate dependence of rural households on land for supporting livelihoods with the help of two initiatives: economic empowerment of women and community development.

Coverage: Projects implemented during 2009-10 stood at 66, spread across 51 districts of Andhra Pradesh, Tamil Nadu, Karnataka, Kerala, Orissa, West Bengal, Bihar, Madhya Pradesh, Maharashtra, Rajasthan and Uttar Pradesh. Together, these programmes reach out to more than 2.20 lakh households and over 1.20 million individuals who are directly benefited by the various interventions spread over 3787 villages.

Sustainability Updates

e-Choupal: a Path-breaking Tool that Knowledge-enables the Farmer



ITC's e-Choupal revolutionised the Indian agricultural landscape by leveraging digital technology and customised extension services to empower farmers and raise rural incomes. By providing the power of Information and Digital Technology as well as the Internet, small and marginal farmers are empowered with a host of services related to know-how, best practices, timely and relevant weather information, transparent discovery of prices and much more. The e-Choupal network not only connects farmers to markets but also allows for a virtual integration of the supply chain to create significant efficiencies in the traditional system.

A business concept embedded with social goals, e-Choupal has been designed to benefit farmers by enabling a virtuous cycle of higher productivity, higher incomes, enlarged capacity for farmer risk management, and thereby larger investments to enable higher quality and productivity. Given the productivity challenges and the new threats emerging from global warming, ITC's e-Choupal is extensively engaging with farmers to promote sustainable agricultural practices through a dedicated initiative titled the 'Choupal Pradarshan Khet'. This customised extension service is aimed at bringing the benefits of agricultural best practices to small and marginal farmers.

ITC's e-Choupal network also serves as an effective rural marketing platform and together with other channels established by ITC in rural markets, the network reaches remote villages in rural India. In recognition of the changing needs of rural India, new partnerships are being forged under the e-Choupal framework to help support micro-enterprises as also new off-farm opportunities through a recently created virtual rural employment platform available at "rozgarduniya.com". These innovations will continue to add value to the rural population as India takes the next leap into the future.



Wasteland Development: Social Forestry

A total of 2082 hectares were brought under social forestry plantations during the year. 933 hectares of timber were felled by 1,174 beneficiaries during the year, yielding 19,996 tonnes of debarked wood. The poor tribal farmers who reaped the benefits of the social forestry programme, earned Rs. 3.60 crore at an average of Rs. 31,000 per farmer. The total village development fund increased to Rs. 94 lakh. The social forestry programme has created sustainable livelihood opportunities for 19,376 poor households to date by transforming 16,442 hectares of land into productive plantations. In addition, it has augmented the raw material base for ITC's Paperboards business, besides contributing to large scale carbon sequestration. A part of the total acreage covered under this programme was registered as a CDM project, the first of its kind in India.

Soil & Moisture Conservation

This programme designed to help farmers in identified moisture stressed districts through scientific soil and moisture conservation projects, continues to bring precious water resources to several rural communities. 278 large and small water-harvesting structures were constructed during the year, taking the cumulative total to 2,813 structures to date. These projects created 4.83 lakh person days of work during the current year for the landless and marginal farmers, taking the total to 13.8 lakh person days of employment. As a result, the total area covered under the watershed programme touched 51,294 hectares, covering some of the country's severely moisture-stressed districts. These structures provide critical irrigation security to 28,301 hectares and have contributed to the Company's 'Water Positive' status.

These meaningful interventions in watershed development were further strengthened by several public-private partnerships that were forged successfully during the year. The total area to be covered under collaboration with NABARD in the states of Andhra Pradesh, Maharashtra, Rajasthan and Bihar stands at 34,000 hectares over a period of five years. 49,000 hectares will be covered under the MoUs signed with the Governments of Maharashtra and Rajasthan. As a result of the MoUs signed during the year, the total area targeted for watershed development under various partnerships increased to 83,000 hectares.



Integrated Agriculture Development

These interventions aim to improve farm productivity and contribute to higher incomes by promoting a package of efficient farm practices and technologies. During 2009-10, 79 group irrigation projects were implemented, 230 composting units were constructed and 474 demonstration plots were promoted, covering 1,002 farmers. In addition, 205 hectares under Integrated Pest Management (IPM) spices and Medicinal Aromatic Plants (MAP) were promoted during the year.

Livestock Development



After land, livestock is the second most important asset for a vast majority of the rural population. Owned by more than 70%, it is one of the primary sources of livelihood. The Company's Integrated Animal Husbandry Programme targets this source of livelihood through an artificial insemination programme aimed at increasing yields of milch animals. 40 additional Cattle Development Centres (CDCs) were established during the year, taking the total to 161 CDCs. 1.31 lakh artificial inseminations (AIs) were performed and 35,881 live births took place during the year, taking the total number of cross-bred calves born to date to 1.04 lakh. There was significant improvement in the average number of artificial inseminations performed per Cattle Development Centre, a trend that has continued since 2006-07. This was largely possible because of the robust performance of 51 financially viable CDCs, up from 18 CDCs last year.



Economic Empowerment of Women

These programmes aim to genderise development by creating sustainable income opportunities for women. A total of 1,035 self-help groups were functional during the year with a membership of more than 14,000 women handling a total micro-credit corpus of Rs. 1.79 crore. In addition, the groups raised Rs. 98 lakh as loans from banks for various income generation activities during the year. 7,010 women were gainfully employed either through micro-enterprises (1,641) or as self-employed (5,369) through income generation loans.

Community Development

The primary education programme has so far covered over 2.29 lakh primary school goers. In addition, 577 government primary schools have been provided infrastructure support consisting of benches/chairs, compound walls/gates/roofs, additional classrooms, teaching aids and sports kits. A total of 2,937 low cost sanitary units have been constructed so far, with one-third of the cost being met by the beneficiaries.



'Carbon Positive'- 5th Year in a Row

ITC continued to consolidate its 'Carbon Positive' status for the 5th year in a row through concerted efforts in energy conservation, enhanced use of renewable energy resources and large scale carbon sequestration through farm & social forestry initiatives.

ITC's focused energy conservation initiatives continued to yield significant benefits to a large number of Business Units during the year. Most Units achieved significant reduction in specific energy consumption (energy required per unit of production) through a rigorous process of third party audits and benchmarking.

ITC's paperboards factory at Bhadrachalam, already highlighted as the most energy efficient factory of its type in the country (reference "All About Paper" by Centre for Science and Environment, 2004) further reduced its specific energy consumption by 2.5% over last year. The specialty papers factory at Tribeni also achieved a reduction of 9% in its specific energy consumption. These two factories account for 82.7% of ITC's total energy consumption.



Specific energy consumption at the Haridwar Units of the Personal Care and Foods businesses reduced substantially as illustrated in the chart below:

Business	Product Portfolio	Percentage Reduction in Specific Energy
Personal Care	Soap	20.4
	Shampoo/ Cream	31.0
Foods	Biscuit	21.3
	Snack Foods	16.8

Similarly, specific energy consumption reduced by 9.7% and 16.3% at the leaf threshing Units in Chirala and Anaparti, 8.7% at ITC's largest cigarette factory at Bengaluru, 22.6% at Hotel ITC Windsor and by 17.3% at Sheraton, New Delhi.

Flowing from its commitment to the triple bottom line philosophy, ITC has chosen renewable energy as a focus area for enhancing its positive environmental footprint. During the year, it commissioned an additional capacity of 6MW in wind energy and installed a 90 TPH (tonnes per hour) bio-mass residue fired boiler. These investments have helped offset the enhanced energy consumption of 11.2% as a result of increased production. Around 30.9% of ITC's energy consumption is now from renewable sources and carbon neutral fuels.

ITC businesses have 8 CDM Projects under the Kyoto Protocol, registered with the UNFCCC (United Nations Framework Convention on Climate Change). The Certified Emission Reductions, generated by these projects have helped offset some of the investments made towards reducing specific energy consumption and enhancing the renewable energy portfolio. ITC's large scale social forestry project, the first of its kind in India, has also been registered with the CDM Executive Board of the UNFCCC. This project has ensured that poor tribals in rural India will also be able to benefit from carbon credits traded across the world. Several other projects are in the process of being registered.

Sustainability Updates

CO_2 Emissions & Sequestration

Total CO_2 emissions from ITC's operations (manufacturing & freight) amounted to 1709 Kilotonnes in 2009-10 (1,572 Kilotonnes in 2008-09). Higher CO_2 emissions were on account of significant growth in most businesses and increased pulp production which substitutes imported pulp. The new 6MW wind energy plant and the 90 TPH bio-mass residue fired boiler have contributed to a reduction in CO_2 emissions for only part of the year and the impact of these initiatives is expected to be much larger during the course of 2010-11.



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1352
2638
1572
3695
1709
4785
07-08
08-09
09-10
CO_2 released (Manufacturing and Freight) in Kilotonnes
CO_2 sequestered in Kilotonnes

ITC's farm and social forestry initiatives added 13,333 hectares of plantations during 2009-10. Total plantations, as on March 31, 2010 covered over 1,00,000 hectares. The social & farm forestry initiatives have not only contributed to a sustainable source of raw material for the Paperboards business, but also helped sequester 4785 KT of CO_2, thus consolidating ITC's status as a 'Carbon Positive Company' for the fifth year in a row. The forestry programme has also created over 46 million person days of employment for marginal farmers and tribals.



Responsible Sourcing of Wood Fibre

Wood is a major source of fibre for the paper and paperboards industry. Availability of wood remains a critical challenge and is a serious sustainability concern, especially in a country with limited natural resources and acute income inequities.

Close to 50% of the total fibre requirements of ITC's Paperboards and Specialty Papers Division is met by the Bhadrachalam factory's plantation operations, another 23% comes from recycled fibre, processed at Kovai and Bhadrachalam and the balance is purchased pulp used at Bhadrachalam and Tribeni Units. 99.42% of fibre manufactured in Bhadrachalam is from wood grown under the social and farm forestry initiatives and the balance (0.58%) is sourced through Government and Forest Department wood auctions. Fibre for operations at the Kovai Unit is totally sourced from recycled waste. Efforts continue to enhance the quantity of fibre certified to FSC (Forest Stewardship Council) requirements. This is in line with the commitments made by the Company as part of the WWF GFTN membership. In addition, internal R&D has produced high yielding, site specific, disease resistant eucalyptus and subabul clones on the back of extensive knowledge of plantation management practices. ITC distributed 66.59 million high quality saplings to farmers and planted 13,333 hectares during the year.

Apart from the obvious benefits of increasing the green cover, this initiative also directly contributes to in-situ moisture conservation, ground water recharge and significant reduction in topsoil losses due to wind and water erosion. As a result of the leaf litter from multi species plantations and the promotion of leguminous intercrops, depleted soils are constantly enriched.

ITC does not buy wood-based raw materials from unidentified sources. The Bhadrachalam and Kovai factories which are the only Units in ITC with pulping facilities, ensure traceability of all the fibre used in the manufacturing process and are certified to FSC Chain-of-Custody Standards.

Forest Stewardship Council Certification for Bhadrachalam and Kovai Facilities

Adding yet another milestone in its environmental journey, the integrated pulp paper and paperboard manufacturing facility of ITC at Bhadrachalam and its recycled paperboards Unit at Kovai have been awarded the FSC Chain of Custody certificate. One of the most widely respected certifications for responsible fibre sourcing around the world, it provides a unique competitive edge to ITC's fine papers and paperboards in an increasingly environment-conscious world.

The Forest Stewardship Council (FSC) is an independent, non-governmental, not-for-profit organisation established to promote the responsible management of the world's forests. FSC is a certification system that provides internationally recognised standard-setting, trademark assurance and accreditation services to companies, organisations, and communities interested in responsible forestry. Chain of Custody (CoC) certificates for paper/paperboard manufacturers are awarded after stringent audits that seek to establish the traceability of the fibre being used. ITC's Paperboards & Specialty Papers Division will now be able to offer products with virgin pulp or post consumer recycled content, under the 'FSC Mixed' and 'FSC Recycled' labels to discerning consumers and will seek to increasingly bring a larger volume and range of products under credible certification.

ITC is the first Indian company to become a member of the WWF GFTN (World Wide Fund for Nature - Global Forest & Trade Network) in July 2009.



The Rainforest Alliance
ITC LIMITED - PSPD UNIT KOVAI
IS CERTIFIED FOR FOREST STEWARDSHIP COUNCIL
CHAIN-OF-CUSTODY
Certificate Registration Code: SW-COC-004339
Valid from: September 16, 2009 to September 15,
CERTIFICATE SCOPE:
SMARTWOOD IS A PROGRAM OF THE RAINFOREST ALLIANCE ACCREDITED BY THE FSC
FSC
The Rainforest Alliance
ITC LIMITED - PSPD UNIT BHADRACHALAM
Sarapaka, Khammam Dist. Pin: 507128
Bhadrachalam, Andhra Pradesh
INDIA
IS CERTIFIED FOR FOREST STEWARDSHIP COUNCIL CHAIN-OF-CUSTODY AND CONTROLLED WOOD
Valid from: March 11, 2010 to Mar
CERTIFICATE SCOPE:
WWF
GLOBAL FOREST & TRADE NETWORK
ITC Limited
Paperboards and Specialty Papers Division
Mr. Ravi Singh
Secretary General and CEO
WWF-India
Dr. T R Manoharan
Head, GFTN-India
Divisional Chief Executive
PSPD
ITC Limited
Date 1st July 2009
GFTN PARTICIPANT SINCE
2009

Sustainability Updates

ITC 'Water Positive'- 8th Year in a Row

With nearly 17% of the global population and less than 4% of global fresh water resources, water availability is one of the most serious sustainability concerns for India.

ITC Units drew 29.96 million kilolitres of fresh water in 2009-10 (32.7 million kilolitres in 2008-09), a substantial reduction of 8.4% over the previous year. Water conservation measures through water audits, benchmarking and adoption of leading practices to achieve lowest possible specific water consumption (water required per unit of production) by all ITC units helped achieve this reduction.

Though a large number of business Units have achieved significant reduction in specific water consumption, what needs special mention is that the Paperboards and Specialty Papers business which accounts for over 90% of ITC's fresh water usage has achieved significant reduction in specific fresh water intake over the previous year.

Snapshot of achievements in reduction of water intake by the Paperboards and Specialty Papers business across all Units:

Unit	Specific Fresh Water Intake (KL/tonne)		Percentage Reduction
	2008-09	2009-10	
Bhadrachalam	72.2	54.7	24.3
Kovai	15.3	13.1	14.5
Bollarum	1.2	0.9	25.6
Tribeni	120.1	116.6	2.9

Some of the other Units that achieved significant savings in specific water intake during the year were: Anaparti Leaf Processing Plant (20.2%); Foods Business Unit at Haridwar (40.6%); Packaging & Printing Unit at Tiruvottiyur (10.3%); ITC Hotel Grand Central (12.7%), Maratha (10.4%), Sheraton Hotels Chola (16.6%) and Rajputana (11.9%).

Zero Effluent Discharge: The Cigarette Units at Bengaluru & Saharanpur, Leaf Processing Units at Anaparti & Chirala, Packaging & Printing Unit at Tiruvottiyur, Research Centres at Bengaluru & Rajahmundry, Paperboards Unit at Bollarum and ITC Green Centre at Gurgaon recycled all their treated effluents within the Unit.

Rainwater Harvesting: ITC continued to invest in rainwater harvesting potential (RWH) both within the Company premises and through external watershed development projects in socially relevant areas.

Total rainwater harvesting potential so far created by the Company is over three times the total water consumed by its operations.

Water Balance at ITC	2007-08	2008-09	2009-10
Fresh water intake	27.5	32.7	29.96
Treated effluents discharged	19.0	24.5	23.41
Percentage of treated effluent utilised for irrigation by nearby farming community	79.4%	72.3%	84.8%
Net water consumption	8.5	8.2	6.55
RWH potential created within ITC Units	0.4	0.5	0.42
RWH potential* created through watershed projects (till date)	25.4	19.5	20.18
Total RWH potential* created (till date)	25.8	19.9	20.60

Units in million kilolitres, except percentage.

* Amount of rainwater harvested in a year is dependent upon the actual rainfall and the rain pattern.

Waste Recycling Positive – 3rd Year in a Row



Waste management in India is an area of serious concern, with large amounts of waste being disposed through land filling/dumping. Most land fills/dumping sites create serious health hazards to people living in the neighbourhood and are liable to contaminate soil and water. ITC Units recycle practically all the waste generated by their operations. The paperboards Unit at Bhadrachalam which generated 75% of the total waste of ITC, recycled more than 99% of the waste generated in 2009-10, yet another noteworthy achievement.

	2007-08	2008-09	2009-10
Total Waste (tonnes)	352,970	490,180	578,865
% Recycled	98.9 %	98.8 %	99. 8%
Un-recycled Waste (tonnes)	3706	5893	1099
External Wastes Used as Raw Materials (tonnes)**	163,245	125,337	125,931
Waste Recycling Footprint (%)*	145	124	122

* Waste recycling footprint (%): (waste recycled + external waste used as raw material) x 100/total waste generated in ITC.

** The Paperboards and Specialty Papers business collects / procures significant amounts of post consumer waste.

Other Units which recycle/reuse more than 99% of waste generated out of their operations include: Cigarette Units at Bengaluru, Saharanpur, Munger and Kolkata, Leaf Processing Units at Anaparti, Paperboards and Specialty Paper Unit at Tribeni, the ITC Green Centre at Gurgaon, Surya Nepal's Cigarette Unit at Simra and ITC Hotels - Maurya, Maratha, Grand Central, Windsor, Mughal, Kakatiya, Sheraton New Delhi and Rajputana.

Creating Wealth Out of Waste (WOW)


WOW
THE NATURE
SAVE THE

ITC's WOW initiative continues to create awareness about the advantages of the 'Reduce-Reuse-Recycle' process in protecting the environment, improving civic amenities as well as public health and hygiene. This unique initiative also generates cost-effective raw material for the paper, plastic, metal and glass industries.

To emphasise the importance of source segregation, ITC provides special bags to accumulate dry waste like paper, plastic and metals and arranges periodic collection through outsourced agencies. The waste paper is used by ITC and the other materials are sold to approved recycling industries. Segregated dry waste can save almost 40% of municipal garbage handling costs, which can be utilised to improve civic amenities.

What started in a small way with households has now spread to schools, government offices, corporates and other institutions. The WOW initiative which commenced with an average monthly collection of 100 MT, has now spread across South India with an average monthly collection of 3000 MT.

Awards

The following awards received during 2009-10 bear testimony to the international standards conformed to by various Units of the Company and the significant achievements in the areas of Environment, Health and Safety.

Sword of Honour (Safety) by British Safety Council, UK

- Paperboards and Specialty Papers Unit at Bhadrachalam

Sword of Honour

This is to certify that

ITC LTD PSPD UNIT
BHADRACHALAM, INDIA

has satisfied the requirements prescribed by the British Safety Council and been awarded the Sword of Honour for the year

2009

In winning this award they have shown an awareness and commitment to safety management that puts them among the safest organisations in the world.



Nina Wrightson OBE
Chairman of the Board of Trustees





Julie Nerney
Interim Chief Executive



BRITISH SAFETY COUNCIL

5 Star Rating (Safety) by British Safety Council for all the Units of PPB

- Packaging & Printing Units of Tiruvottiyur, Munger & Haridwar

5 Star Rating (Environment) by British Safety Council, UK

- Paperboards and Specialty Papers Unit, Bhadrachalam

National Energy Conservation Award 2009, by Bureau of Energy Efficiency-1st prize

- Sheraton, New Delhi

Excellent Energy Efficient Unit Award 2009 by CII

- Paperboards and Specialty Papers Unit at Bhadrachalam

Energy Efficient Unit Award by CII

- Cigarette Unit at Saharanpur

National Award for Excellence in Water Management 2009 by CII

Excellent Water Efficient Unit: Paperboards Unit at Kovai

Water Efficient Unit: Cigarette Unit at Saharanpur and Paperboards & Specialty Papers Unit, Bhadrachalam

Eco Friendly Hotel by India Today Travel Plus

- ITC Maurya

Greentech Environment Excellence Award by Green Tech Foundation

Platinum: ITC Grand Central

Gold: Paperboards Unit at Bhadrachalam and ITC Hotels Mughal and Grand Central

Silver: ITC Hotel Kakatiya and Sheraton Rajputana

Safety, Health & Environment Award 2009-2010 by CII Eastern Region

- Cigarette Unit at Munger

Energy Conservation Award 2009-2010 by CII Eastern Region

- Cigarette Unit at Munger

Safety, Health & Environment Award by CII Eastern Region

- Cigarette Unit at Kidderpore

Safety Award in Large Scale Category & Best Boiler by Govt. of Karnataka, Dept. of Factories, Boilers, Industrial Safety and Health

- Cigarette Unit at Bengaluru

Certifications

The EHS Management Systems in ITC conform to the best international standards.

ISO 14001 Environment Management Systems: All manufacturing Units of ITC (except Foods Unit at Pune, Personal Care products Unit at Haridwar), all the major hotels & ITC R&D Centre at Bengaluru are certified.

OHSAS 18001 Occupational Health & Safety Management Systems: All the manufacturing units of ITC (except Foods Unit at Pune, Personal Care products Unit at Haridwar) are certified.

SA 8000 Social Accountability: Leaf Processing Plants at Chirala and Anaparti, Cigarette Unit at Kolkata, Surya Nepal's Cigarette Unit at Simra, Packaging & Printing Unit at Tiruvottiyur and ITC Infotech are certified.

Food Safety:

ISO 22000 Foods Safety Management System: ITC Hotels Maurya, Mughal, Maratha, Grand Central, Sheraton Rajputana and Sheraton Chola are certified.

HACCP: ITC Hotels Maratha, Grand Central, and Kakatiya have received this Certification. Foods Unit in Haridwar has also received this Certification.



DNV

DET NORSKE VERITAS

FOOD SAFETY SYSTEM CERTIFICATE

Certificate No. 21314-2008-AFSMS-IND-RvA

This is to certify that

ITC Hotel The Maurya, New Delhi

Sardar Patel Marg, Diplomatic Enclave, New Delhi 110021, India

Is evaluated and approved according to the Food Safety Standard

ISO 22000:2005

This Certificate is valid for the following product or service ranges:

Food Preparation and Serving throughout Hotel Premises Including its Restaurants and Room Service

Initial Certification date February 22nd, 2008

This Certificate is valid until February 22nd, 2011

The audit has been performed under the supervision of

Sharad Gupta
Lead Auditor

RvA MGMT SYS. RvA C024

Place and date Barendrecht, February 25th, 2008

for the accredited Unit DET NORSKE VERITAS CERTIFICATION B.V., THE NETHERLANDS

Ron J. Meijer
Management Representative

Lack of fulfilment of conditions as set out in the Certification Agreement may render this Certificate invalid.



ITC Hotel Royal Gardenia was conferred the highest rating for green buildings: the LEED* India Platinum Rating. This recognition makes it the world's largest Platinum Rated hotel and is yet another manifestation of ITC's leadership in sustainability. This rating comes close on the heels of the ITC Green Centre in Gurgaon, which was awarded the Platinum Rating in 2004 by US-Green Building Council. At the time of certification in 2004, it was the largest office space in the world to have achieved the prestigious LEED Platinum Rating.

The ITC Royal Gardenia is an inclusive blend of contemporary design and international green practices. Built on the ethos of 'Responsible Luxury', the hotel has adopted contemporary 'Green Practices' that harness the elements of nature in an inspired setting to deliver unique guest experiences.

**LEED - Leadership in Energy and Environmental Design.*

Review Statement by Ernst & Young

We have carried out an independent limited review* of the section "Sustainability Updates" of the ITC Report and Accounts 2010 prepared by ITC Limited (the 'Company'). The scope of our work was limited to providing independent assurance of select information pertaining to Environment, Health & Safety (EHS) and social performance for the period 1st April 2009 to 31st March 2010, based on review at eight representative business Units of the Company.

Based on our scope of review, nothing has come to our attention that causes us not to believe that the Company is concerned about EHS and social issues pertaining to its business activities.

The Company has presented, in a fairly balanced and complete manner, the information pertaining to EHS and social parameters on the GRI indicators pertaining to material consumption, energy, water consumption and discharge, GHG emissions, wastes and social programmes. The systems and procedures applied by the Company for collection, compilation and interpretation of data on EHS and social performance parameters are reliable.

The initiatives on carbon sequestration, waste recycling and creating rainwater harvesting potential demonstrate the Company's commitment on these key sustainability issues. The Company's carbon positive status is based on improvements in specific energy consumption, increasing share of energy from renewable resources and sequestration of CO_2 emissions through social and farm forestry initiatives. The water-positive status is based on reduction of specific water consumption and creation of the rainwater harvesting structures with an evaluated rainwater harvesting potential. Waste recycling positive status of the Company is by recycling of wastes generated out of their operations and external wastes used as raw material. We observed significant initiatives on sustainability management across the business Units visited.

For Ernst & Young Private Limited
Sudipta Das
Partner
12th May, 2010
Kolkata

**The EHS and social information contained in this section will form a part of ITC's Sustainability Report 2010, which is being independently assured by Ernst & Young.*

CII-ITC Centre of Excellence for Sustainable Development

Raising the Bar in Sustainable Business Excellence



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Inclu
The
24 Marc
CII
CII

The Centre of Excellence for Sustainable Development is a co-creation of the apex national Chamber – the Confederation of Indian Industry and ITC. It is a unique institution that continuously endeavours to encourage corporates to embrace sustainability by creating awareness, promoting thought leadership and building capacity amongst corporations in the quest for Sustainable Development. The Centre is a fountainhead of ideas and practices to power India's agenda for inclusive growth and sustainable development. It enables businesses to embed the concerns of sustainable development into their own strategies and processes. The Centre is steered by its Advisory Council, led by Chairman, ITC, Mr Y C Deveshwar, and comprises members from industry, government, civil society and institutions, which provide strategic direction to the organisation.

The Centre is pioneering Corporate Sustainability Management (CSM) for the Indian industry with the strong belief that future competitiveness requires internalisation of sustainability management. It also assists companies to initiate or improve the process of sustainability reporting and stakeholder engagement.

In order to take this emerging agenda forward, the Centre conducts training and provides technical assistance & research on sustainability leadership & strategy development and has developed a training module on Leadership & Strategy under the framework of the project 'Corporate Sustainability Management in Indian Companies' (CoSMIC).

The Centre, in September 2009, successfully launched the Sustainability Assurance Practitioner training course in India, focusing on a series of IRCA (International Register of Certificated Auditors) certified training modules & global sustainability standards.

To facilitate transfer of knowledge and sharing of experience on CSM & CSR, the Centre signed a MoU with The Ethos Institute of Business & Social Responsibility, Brazil in November 2009.

It also organised a five-day 3rd Business Leaders Programme: 'Strategies and Leadership for Creating Sustainable Organisations' to train key decision makers in leading organisations in sustainability strategy.

The Centre's expertise includes training & consultancy on:

- Integration of Management Systems
- Design & implementation of Management Systems like ISO 14001, OHSAS 18001, SA 8000
- Integration of Management Systems
- Corporate Strategies for Climate Change
- Sustainability Performance Assessment

In an effort to identify and recognise Indian businesses for their exemplary sustainability performance, the Centre annually presents CII-ITC Sustainability Awards. 84 companies competed for the Awards in the year 2009.

The Centre focused on the themes of Clean, Green Infrastructure; Biodiversity; Climate Change and Sustainable Lifestyles through its quarterly magazine, 'Sustainability Tomorrow'.

The annual flagship event from the Centre, 'Asia Sustainability Summit' was held in November 2009, with the theme 'Winning Strategies for a Sustainable World', with specific focus on elements of green economy, climate change, technology development and application, corporate governance and sustainable tourism. It was attended by over 500 stakeholders, representing diverse sectors.


a Sustainable World
New Delhi
for a living planet


Confederation of Indian Industry
OF CARBON DISCLOSURE PROJECT REPORT
3 December 2009
A SRIVASTAVA
PAUL SIMPSON
WWF for a living planet

The Centre, in December 2009, released the Carbon Disclosure Project Report 2009 - India 200. It shares interesting and significant insights for the industry to integrate long-term value and cost of climate change. The CDP process has led many companies to adopt a climate change strategy, including emission reduction targets.

In order to reiterate the need for strong governance focusing on fairness, transparency, accountability, and responsibility as a vital element for business growth as well as for inclusive growth of the economy, the CII-ITC Centre of Excellence for Sustainable Development organised the 'National Conference on Inclusive & Responsible: The Next Face of India Inc.' in March 2010, which deliberated and focused on two very specific aspects, i.e. Mainstreaming Voluntary Reporting & Disclosures and Creating Markets for Inclusive Business.


nership with
Ministry of Science & Techn
Government of India
for a living planet

No Stops For ITC


NEW
AASHIRVAAD
ATTA with MULTIGRAINS
GREAT TASTE
RICH IN

Aashirvaad Atta with Multigrains

The latest addition to the Aashirvaad Atta range, it is a wholesome blend of wheat, soya, channa, oat, maize and psyllium husk - and a nourishing source of vitamins, proteins, dietary fibre and minerals.


Sunfeast
MARIE LIGHT
ORIGINAL
with eXtra fibre

Sunfeast Marie Light

Sunfeast Marie Light with its unique mild and non-interfering taste provides the perfect accompaniment to tea or coffee. Compared to other offerings, it has thrice as much fibre to keep one light and healthy.


Sunfeast
MARIE LIGHT
OATS
NUTRI FIBRE

Sunfeast Marie Light Oats

The first of its kind in India, Sunfeast Marie Light Oats is enriched with the goodness of natural wheat fibre and soluble oats fibre.


Special
Special

Special Creams from Sunfeast

Special Creams adds more mouth-watering marvels with its new Tasty Elaichi Cream and Tasty Pineapple Cream.

Bingo! Tedhe Medhe

Another lip-smacking finger snack from Bingo! with a great spicy combination.


BINGO!
TEDHE MEDHE
Masala Tadka
50% extra


CHICKEN CURRY MASALA MIX
PANEER MAKHANI MASALA MIX
BUTTER CHICKEN MASALA MIX
VEGETABLE BIRYANI MASALA MIX

Kitchens of India Masala Mixes

A rich creation of masala mixes launched for stirring up a gourmet meal. The range includes mixes for vegetarian dishes like Paneer Makhani, Vegetable Biryani and for non-vegetarian dishes such as Butter Chicken, Chicken Curry, Mutton Kolhapuri and Hyderabadi Chicken Biryani.


mint-o
GOL
Mint Chew

mint-o Gol

mint-o, the popular mint brand, introduces a delicious chewy candy in mint and orange flavours.

Product Launches 2009-10


fiama
DI WILLS
fiama
DI WILLS

Fiama Di Wills Transparent Gel Bathing Bar

For the first time, a transparent liquid gel has been innovatively transformed into a bathing bar through Liquid Crystal Freezing Technology. Available in two variants – Mild Dew and Clear Springs – the gel bathing bar was voted the Product of the Year for innovation in the soap category in a survey by A C Nielsen.



Aqua Pulse Shower Gel

This exhilarating shower gel for men is created with extracts of exotic natural ingredients like sea minerals and blue lotus. The blue transparent shower gel keeps skin refreshed and healthy.


Vivel

Vivel Milk Cream and Glycerine Soap

Vivel Milk Cream and Glycerine, newly added to the Vivel range, offers consumers the double moisturising goodness of cream of milk and glycerine.


Superia
Superia

Superia Lemon Fresh & Milky Glow Soaps

Superia added two new soap variants to enhance its product portfolio. Superia Lemon Fresh with its lime extracts, mint oil and germ fighters keeps skin fresh, fragrant and glowing. Superia Milky Glow with the goodness of milk protein, saffron oil and the essence of jasmine, keeps skin soft and radiant.

Gold Flake Kings

A new variant of Gold Flake, the largest king size brand in the country, was launched during the year. It has been designed in line with the aspirations of today's discerning consumer.


GOLD FLAKE


FLAKE
EXCEL

Flake Excel Filter

Flake Excel was launched with great success in markets across North and West India.


NAVY CUT
FILTER KINGS

Navy Cut Kings

The latest addition to the Navy Cut portfolio is the innovative Navy Cut Filter Kings. It provides the consumer the benefits of a 'unique filter technology' and a 'superior tobacco blend'.

Armenteros Cigars

ITC's Armenteros Cigars are an exclusive brand of hand-rolled indulgence, created for connoisseurs. Uniquely blended from the world's best tobacco leaves and matured to perfection, Armenteros Cigars come in specially designed wooden boxes.




VIRGINIA
FILTER

Virginia Filter

Virginia Filter was launched in Eastern India and other select geographies of South and West India.

No Stops For ITC



Wills Lifestyle Designerwear

Wills Lifestyle has co-created exclusive lines with Rohit Bal, Ranna Gill, Rohit Gandhi-Rahul Khanna, Satya Paul, Rajesh Pratap Singh and JJ Vallaya. These exclusive collections are available at the Wills Lifestyle stores.


WILLS
LIFESTYLE

Wills Lifestyle Spring Summer 2010

Wills Lifestyle presented the refreshing Spring Summer 2010 collection. Awash with checks and cool linens, the collection is a temptation for the style-conscious discerning consumer, always eager to make a fashion statement.



John Players Spring Summer 2010

John Players, featuring Ranbir Kapoor as its new brand ambassador, launched its vibrant Spring Summer 2010 collection. It showcases stylish formals, trendy casuals and chic party wear–the complete wardrobe for today's trend-setters.



Classmate Carbon Black & Mechanical Pencils

Classmate expanded its pencil range with 'Super Dark' pencils for darker writing with less lead wear-out and Da Vinci & Finescript mechanical pencils with integrated erasers and strong 0.7mm HB lead. Da Vinci also has a specialised firm-fitted rubber grip for sharp, uninterrupted writing.



Classmate Victor Geometry Box

Classmate launched Victor Geometry Box with special die-metal instruments for increased precision.



Classmate Pens

Classmate added to its range of pens with BQwick, Rodeon, Volt ball pens and Attila and Trojan gel pens. Offering unmatched comfort in neat, smudge-free writing.



Paperkraft Markers and Highlighters

Expanding its portfolio beyond premium business paper, Paperkraft has launched a range of markers and highlighters with unique attributes.



Yuvraj Singh and Soha Ali Khan as brand ambassadors for Classmate

Yuvraj Singh and Soha Ali Khan—two powerful youth icons–are the brand ambassadors of the Classmate range—the largest brand among notebooks for students.


temple

Mangaldeep 'Fragrance of Temple'

This fragrance from Mangaldeep ushers in the sanctity of the temple to the prayer room of the consumer, with its soul-lifting appeal.

Product Launches 2009-10



ITC Hotel The Royal Gardenia

Launched in Bengaluru, the latest in ITC's Luxury Collection, The Royal Gardenia, offers guests the opportunity to indulge in 'Responsible Luxury'. The world's largest and Asia's first LEED Platinum Rated Green Hotel, it epitomises the ethos 'Forward to Green, Back to Nature.'



ITC WelcomHeritage

ITC WelcomHeritage continues to uphold its legendary tradition of gracious hospitality. It has recently opened 6 new properties which include Denzong Regency, Gangtok; Sirsi Haveli, Jaipur; Bijay Niwas Palace, Bijaynagar, Dist. Ajmer; Rao Bagh Palace, Charkhari, U.P.; Banyan Grove, Jorhat and Panjim Inn, Goa.



ITC Fortune Hotels

The Fortune chain added a number of properties during the year across many cities. Fortune Inn, Grazia Noida; Fortune Inn Valley View, Manipal; Fortune Select Metropolitan, Jaipur; Fortune Park JP Celestial, Bengaluru; Fortune Resort Grace, Mussoorie; Fortune Park Vallabha, Hyderabad; Fortune Park LakeCity, Thane; Fortune Select Regina, Goa; Fortune Inn Haveli, Gandhinagar were the new properties launched this year, offering an excellent range of services and guest facilities.

Awards & Accolades

ITC's pursuit of excellence over the last 100 years has earned it national and international recognition. Presented are a few select awards conferred on ITC over the years:

- ITC wins **FICCI Award in recognition of Corporate initiative in Industrial Relations.** (1971)
- ITC Mughal wins **Aga Khan Award for Architecture.** (1980)
- ICRA assigns its first **Corporate Governance Rating** to ITC Limited. (2002)
- Inaugural **World Business Award** at Marrakesh for ITC's e-Choupal initiative. (2004)
- ITC - first Indian company and second in the world to win the **Development Gateway Award** for its trail-blazing e-Choupal initiative. (2005)
- ITC wins the prestigious **Corporate Social Responsibility Award** from The Energy and Resources Institute (TERI) for its e-Choupal initiative. (2005)



- ITC e-Choupal wins the **Stockholm Challenge Award.** (2006)
- Chairman Y C Deveshwar receives **Business Person of the Year Award** from UK Trade & Investment. (2006)
- Chairman Y C Deveshwar awarded the **SAM/SPG Sustainability Leadership Award** in Zurich. (2007)
- ITC wins **National Award for Excellence in Corporate Governance** from the Institute of Company Secretaries of India. (2007)
- ITC wins **NASSCOM Award in FMCG** sector. (2007)
- ITC Infotech ranked in the **Leaders Category** in the 2007 Global Outsourcing 100 and amongst Top 10 Specialty Application Development Providers. (2007)
- ITC PPB gets **IQRS Level 8 rating** - the highest rating that any company in India has attained till date. (2007)
- ITC wins **Asian CSR Award for Environmental Excellence**, given by the Asian Institute of Management. (2007)
- ITC receives **Readers' Digest Pegasus Award for Corporate Social Responsibility**. (2007)


FICCI
FICCI

- ITC receives **FICCI Outstanding Vision Corporate Triple Impact Award** from the Prime Minister. (2008)
- ITC is awarded the **Corporate Award for Social Responsibility** from The Energy and Resources Institute (TERI). (2008)
- ITC is conferred the **Corporate Social Responsibility Crown Award for Water Practices** from UNESCO and Water Digest. (2008)
- ITC wins the Inaugural **GRI Readers' Choice Awards for the Sustainability Report**. (2008)
- **World Bank Report lauds ITC's e-Choupal initiative** as 'an innovative use of IT to link farmers to markets in India.' (2008)
- ITC wins top **UNIDO Award** at the International Conference on Sharing Innovative Agribusiness Solutions at Cairo. (2008)
- ITC-Welcomgroup tops the **Hewitt Best Employer in Asia (Hospitality) Study.** (2008)
- ITC-Welcomgroup chain wins **NCPEDP (National Centre for Promotion of Employment for Disabled People) - Shell Helen Keller Award** for providing employment to persons with disability. (2008)
- Bukhara declared **Best Restaurant in Asia** - the only restaurant from India. The Bukhara menu, unchanged since 1977, obviously remains the most popular. (2008)

Awards & Accolades

Some Major Awards Received by the Company in 2009-10


USINDIA

Photograph by Jay Mandal


FICCI

- Chairman Y C Deveshwar conferred the **Global Leadership Award** by the US India Business Council of the US Chamber of Commerce.
- Mr K Vaidyanath, Executive Director was adjudged the **Best CFO** by CNBC-TV18 in the FMCG Category.
- ITC Limited ranked **2nd among top companies in India and 7th in Asia in the first of its kind Asian Sustainability Rating** released by CSR Asia.
- ITC's social and farm forestry programme won the **2nd NASSCOM Social Innovation Honours** for bringing about social change and development through technology.
- ITC's Sustainability Report 2009 was adjudged **one of the best global reports** in the **'Carbon Disclosure' category in CRRA '10 (Corporate Responsibility Reporting Award '10)**, the only global body to evaluate Corporate Responsibility Reports.
- ITC Limited received **six national awards for corporate communications** from the Public Relations Society of India (PRSI).
- ITC becomes the first Indian company to gain **membership with WWF GFTN** for responsible forestry.
- ITC-Welcomgroup **tops the Hewitt Best Employer in Asia (Hospitality) Study.**
- ITC PSPD Unit Kovai received the **Award for 'Excellent Water Efficient Unit'** for the third year at the 6th National Awards for Excellence in Water Management 2009, organised by the CII Sohrabji Godrej Green Business Centre, Hyderabad.
- ITC Limited was presented the **FICCI Award for Outstanding Achievement in Rural and Community Development** by the Finance Minister, Shri Pranab Mukherjee.
- ITC Mughal Agra, was voted the **winner in the 'Large Accommodation Category' at the Wild Asia Responsible Tourism Awards,** held in Kuala Lumpur, Malaysia.
- ITC Infotech received the prestigious **Social Accountability (SA) 8000: 2008 certification.**
- Bukhara at ITC Maurya becomes the only Indian restaurant to be **ranked among Asia's top 20 restaurants** by The Miele Guide, Asia's authoritative restaurant guide.
- **Conde Nast Traveller's Best City Spa Award** for ITC Mughal's Kaya Kalp –The Royal Spa.
- **World Star Awards** for ITC's Packaging & Printing business.
- **National Tourism Award for 'Best Eco-Friendly Hotel'** from Ministry of Tourism for ITC Maurya.
- ITC Sonar received the **'Green Initiative of the Year' Award** from Hotelier India for its CDM project on reduction of CO_2 emission.
- ITC Mughal Agra's 'Kaya Kalp –The Royal Spa' awarded the **Best New Spa in India, Best Interiors and Best Spa Marketing** by Asia Spa India.

100 Years.
1 Mission.
India First.

For a 100 years now, ITC has pursued its aspirations by putting the Nation First. Inspired by a larger national purpose to create sustainable livelihoods, we have created innovative business models that enrich the lives of millions of Indians every day.

- ITC's e-Choupal empowers 4 million farmers in 40,000 villages
- Our value chains support 5 million livelihoods
- 46 million person days of employment generated by greening 1,00,000 hectares
- ITC's watershed programme brings precious water to irrigate 50,000 hectares
- Over 20,000 rural women entrepreneurs created
- Supplementary education programme has reached out to 2,00,000 children
- Animal husbandry services to nearly 4,00,000 animals, supplementing non-farm livelihoods
- Over one-third of energy consumed is from renewable sources

The only company in the world to be carbon positive, water positive and waste recycling positive

ITC: Putting Country before Corporation–Always.

Let's Put India First


ITC

100 Inspiring Years

1910-2010

For more information, please visit: www.itcportal.com

The **ECF Hibrite Paper** used in this Report and the **Safire Graphik Board** used for the Cover are manufactured by ITC's Paperboards and Specialty Papers Division using cutting-edge environmental technologies. The wood pulp for these products has been sourced from renewable plantations under ITC's farm plantation programme, making them the greenest offering in the paper industry.

Processed at Stylo Graphic Imaging, Kolkata and printed at N.K. Gossain & Co. Ltd., Kolkata.